Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-249789

CARRIER GLOBAL CORPORATION
Offers to Exchange New Notes Set Forth Below
Registered Under the Securities Act of 1933, as amended,
for
Any and All Corresponding Outstanding Old Notes
Set Forth Opposite Below
New Notes	Old Notes
$500,000,000 1.923% NOTES DUE 2023 (CUSIP 14448C AM6)	$500,000,000 1.923% NOTES DUE 2023 (CUSIP 14448C AD6 AND U1453P AD3)
$2,000,000,000 2.242% NOTES DUE 2025 (CUSIP 14448C AN4)	$2,000,000,000 2.242% NOTES DUE 2025 (CUSIP 14448C AF1 AND U1453P AE1)
$1,250,000,000 2.493% NOTES DUE 2027 (CUSIP 14448C AP9)	$1,250,000,000 2.493% NOTES DUE 2027 (CUSIP 14448C AH7 AND U1453P AF8)
$2,000,000,000 2.722% NOTES DUE 2030 (CUSIP 14448C AQ7)	$2,000,000,000 2.722% NOTES DUE 2030 (CUSIP 14448C AA2 AND U1453P AA9)
$750,000,000 2.700% NOTES DUE 2031 (CUSIP 14448C AL8)	$750,000,000 2.700% NOTES DUE 2031 (CUSIP 14448C AK0 AND U1453P AG6)
$1,500,000,000 3.377% NOTES DUE 2040 (CUSIP 14448C AR5)	$1,500,000,000 3.377% NOTES DUE 2040 (CUSIP 14448C AB0 AND U1453P AB7)
$2,000,000,000 3.577% NOTES DUE 2050 (CUSIP 14448C AS3)	$2,000,000,000 3.577% NOTES DUE 2050 (CUSIP 14448C AC8 AND U1453P AC5)
Principal Terms of the Exchange Offers:
These are offers (the “exchange offers”) by Carrier Global Corporation, a Delaware corporation (“Carrier,” “we,” “us,” “our,” the “Company” or the “Registrant”), to exchange:
(1)
up to $500,000,000 1.923% Notes due 2023 (the “Old 3-Year Notes”) for a like principal amount of 1.923% Notes due 2023, the offer of which has been registered under the Securities Act of 1933, as amended (the “Securities Act”) (the “Exchange 3-Year Notes”);

(2)
up to $2,000,000,000 2.242% Notes due 2025 (the “Old 5-Year Notes”) for a like principal amount of 2.242% Notes due 2025, the offer of which has been registered under the Securities Act (the “Exchange 5-Year Notes”);

(3)
up to $1,250,000,000 2.493% Notes due 2027 (the “Old 7-Year Notes”) for a like principal amount of 2.493% Notes due 2027, the offer of which has been registered under the Securities Act (the “Exchange 7-Year Notes”);

(4)
up to $2,000,000,000 2.722% Notes due 2030 (the “Old 10-Year Notes”) for a like principal amount of 2.722% Notes due 2030, the offer of which has been registered under the Securities Act (the “Exchange 10-Year Notes”);

(5)
up to $750,000,000 2.700% Notes due 2031 (the “Old 11-Year Notes”) for a like principal amount of 2.700% Notes due 2031, the offer of which has been registered under the Securities Act (the “Exchange 11-Year Notes”);

(6)
up to $1,500,000,000 3.377% Notes due 2040 (the “Old 20-Year Notes”) for a like principal amount of 3.377% Notes due 2040, the offer of which has been registered under the Securities Act (the “Exchange 20-Year Notes”); and

(7)
up to $2,000,000,000 3.577% Notes due 2050 (the “Old 30-Year Notes,” and together with the Old 3-Year Notes, the Old 5-Year Notes, the Old 7-Year Notes, the Old 10-Year Notes, the Old 11-Year Notes and the Old 20-Year Notes, the “Old Notes”) for a like principal amount of 3.577% Notes due 2050, the offer of which has been registered under the Securities Act (the “Exchange 30-Year Notes” and together with the Exchange 3-Year Notes, the Exchange 5-Year Notes, the Exchange 7-Year Notes, the Exchange 10-Year Notes, the Exchange 11-Year Notes and the Exchange 20-Year Notes, the “Exchange Notes” and together with the Old Notes and any additional notes that Carrier may issue from time to time under the Indenture (as defined below), the “Notes”).

Each of the exchange offers expires at 5:00 p.m., New York City time, on December 8, 2020, unless Carrier extends one or more offers. You may withdraw tenders of Old Notes at any time prior to the expiration of the relevant exchange offer. The exchange offers are not subject to any condition other than that they will not violate applicable law or interpretations of the staff of the Securities and Exchange Commission (the “SEC”) and that no proceedings with respect to the exchange offers have been instituted or threatened in any court or by any governmental agency. The exchange offers are not conditioned upon any minimum principal amount of the outstanding Old Notes being tendered.
Principal Terms of the Exchange Notes:
The terms of the Exchange Notes to be issued in the exchange offers are substantially identical, in all material respects, to the terms of the Old Notes, except that the Exchange Notes will not be subject to restrictions on transfer and the registration rights and additional interest provisions applicable to the Old Notes will not apply to the Exchange Notes. No public market currently exists for the Old Notes. Carrier does not intend to list the Exchange Notes on any securities exchange, and, therefore, no active public market is anticipated.
The Exchange Notes will be unsecured, unsubordinated obligations of Carrier and will rank equally in right of payment with all of Carrier’s existing and future unsecured, unsubordinated indebtedness.
You should carefully consider the risk factors beginning on page 18 of this prospectus before participating in any of the exchange offers.
Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making or other trading activities. Carrier has agreed that, for a period of up to 180 days after the expiration date of the applicable exchange offer, if requested by one or more such broker-dealers, Carrier will amend or supplement this prospectus to expedite or facilitate the disposition of any Exchange Notes by any such broker-dealers. See “Plan of Distribution.”
None of the SEC, any state securities commission or other regulatory agency has approved or disapproved of the Exchange Notes or the exchange offers or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 6, 2020.

Carrier has not authorized anyone to provide you with information that is different from the information included in this document. Carrier cannot take responsibility for, nor provide assurances as to the reliability of, any different or additional information that others may give you. This document may only be used where it is legal to sell these securities.
No person is authorized in connection with these exchange offers to give any information or to make any representation not contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by Carrier. You should assume that the information contained in this prospectus is accurate only as of its date.
This prospectus does not constitute an offer to sell or buy any Exchange Notes in any jurisdiction where it is unlawful to do so. You should base your decision to invest in the Exchange Notes and participate in the exchange offers solely on information contained in this prospectus.
i

No person should construe anything in this prospectus as legal, business or tax advice. Each person should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the exchange offers under applicable legal investment or similar laws or regulations.
Carrier has filed with the SEC a registration statement on Form S-4 (File No. 333-249789) with respect to the exchange offers and the Exchange Notes. This prospectus, which forms part of that registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about Carrier, the exchange offers and the Exchange Notes described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements Carrier makes in this prospectus about certain contracts or other documents are not necessarily complete. When Carrier makes such statements, Carrier refers you to the copies of the contracts or documents that are filed, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is available at the SEC’s website at www.sec.gov. You may also obtain this information without charge by writing to Carrier Global Corporation, 13995 Pasteur Boulevard, Palm Beach Gardens, FL 33418, Attention: Investor Relations.
To ensure timely delivery, you must request the information no later than December 1, 2020, which is five business days before the expiration of the exchange offers.

INDUSTRY INFORMATION
Unless indicated otherwise, the information concerning the industries in which Carrier participates contained in this prospectus is based on Carrier’s general knowledge of and expectations concerning the industry. Carrier’s position, share and industry size are based on estimates using publicly available information, Carrier’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Carrier has not independently verified data from publicly available information or industry analyses and cannot guarantee their accuracy or completeness. In addition, Carrier believes that data regarding the industry, share and its position within such industry provide general guidance but are inherently imprecise. Further, Carrier’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.
TRADEMARKS AND TRADE NAMES
Among the trademarks that Carrier and its subsidiaries own or have rights to use that appear in this prospectus are the names “Automated Logic,” “Autronica,” “Bryant,” “Carrier,” “Carrier Commercial Refrigeration,” “Carrier Transicold,” “CIAT,” “Chubb,” “Day & Night,” “Det-Tronics,” “Edwards,” “Fireye,” “GST,” “Heil,” “Kidde,” “Interlogix,” “LenelS2,” “Marioff,” “NORESCO,” “Onity,” “Riello,” “Sensitech” and “Supra.” Carrier and its subsidiaries’ names, abbreviations thereof, logos and product and service designators are all either the registered or unregistered trademarks or trade names of Carrier and its subsidiaries. Names, abbreviations of names, logos and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.
PRESENTATION OF INFORMATION
Unless the context otherwise requires or otherwise specifies:
•
The information included in this prospectus about Carrier, including the audited historical combined financial statements of Carrier, assumes the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution (each as defined below).

•	References in this prospectus to “Carrier,” “we,” “us,” “our,” “our company” and “the company” refer to Carrier Global Corporation, a Delaware corporation, and its subsidiaries.
•	References in this prospectus to “Otis” refer to Otis Worldwide Corporation, a Delaware corporation, and its subsidiaries.
•	References in this prospectus to “UTC” refer to United Technologies Corporation (since renamed Raytheon Technologies Corporation), a Delaware corporation, and its subsidiaries.
•
References in this prospectus to the “Carrier Business” refer to UTC’s pre-separation Carrier operating segment, covering heating, ventilating, air conditioning (“HVAC”), refrigeration, fire and security solutions.

•	References in this prospectus to the “Otis Business” refer to UTC’s pre-separation Otis operating segment, covering elevator and escalator manufacturing, installation and service businesses.
•
References in this prospectus to the “UTC Aerospace Businesses” refer to both UTC’s pre-separation Pratt & Whitney operating segment, covering the supply of aircraft engines and aftermarket services for the commercial, military, business jet and general aviation markets, and its Collins Aerospace Systems segment, covering the provision of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations.

•
References in this prospectus to the “separation” refer to the separation of the Carrier Business and the Otis Business from UTC’s other businesses and the creation, as a result of the distributions, of an independent, publicly traded company, Carrier, and an independent, publicly traded company, Otis, to hold the assets and liabilities associated with the Carrier Business, and the assets and liabilities associated with the Otis Business, respectively, after the distributions.

•
References in this prospectus to the “distribution” or the “Carrier distribution” refer to the pro rata distribution, effective at 12:01 a.m., New York City time, on April 3, 2020 (the “distribution date”), of all of Carrier’s issued and outstanding shares of common stock to UTC shareowners as of the close of business on March 19, 2020 (the “record date”).

•
References in this prospectus to the “Otis distribution” refer to the pro rata distribution, effective at 12:01 a.m., New York City time, on April 3, 2020, of all of Otis’ issued and outstanding shares of common stock to UTC shareowners as of the close of business on the record date.

•	References in this prospectus to the “distributions” refer to, collectively, the Carrier distribution and the Otis distribution.
•	References in this prospectus to the “Form 10” refer to the registration statement on Form 10-12B filed by Carrier with the SEC, as amended or supplemented.
•
References in this prospectus to the “Carrier information statement” refer to the information statement made available to UTC shareowners in connection with the Carrier distribution, as amended or supplemented from time to time prior to the Carrier distribution.

•
References in this prospectus to the “Otis information statement” refer to the information statement made available to UTC shareowners in connection with the Otis distribution, as amended or supplemented from time to time prior to the Otis distribution.

•
References in this prospectus to Carrier’s historical assets, liabilities, products, businesses or activities prior to the separation generally refer to the historical assets, liabilities, products, businesses or activities of the Carrier Business as the business was conducted as part of UTC prior to the separation.

•
References in this prospectus to the “IRS ruling” refer to the private letter ruling from the Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax matters relating to the separation and the distribution.

•
References in this prospectus to “separation agreement” refer to the Separation and Distribution Agreement, dated as of April 2, 2020, among UTC, Carrier and Otis, which effected the separation and provides a framework for the relationship among UTC, Carrier and Otis after the separation.

•
References in this prospectus to the “Raytheon merger agreement” refer to the Agreement and Plan of Merger, dated as of June 9, 2019, by and among UTC, Light Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of UTC, and Raytheon Company (“Raytheon”), which provided for, among other things, the combination of the UTC Aerospace Business and Raytheon in a merger of equals transaction, completed on April 3, 2020, through the merger of Merger Sub with and into Raytheon (the “Raytheon merger”), with Raytheon surviving the Raytheon merger as a wholly-owned subsidiary of UTC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and other materials Carrier has filed or will file with the SEC contain statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for Carrier’s future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “scenario” and other words of similar meaning in connection with a discussion of future operating or financial performance or the separation. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Carrier, the estimated costs associated with the separation, Carrier’s plans with respect to our indebtedness and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Carrier claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:
•
the effect of economic conditions in the industries and markets in which Carrier and its businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions, pandemic health issues (including the coronavirus disease (“COVID-19”) and its effects, among other things, on production and on global supply, demand, and distribution disruptions as the outbreak continues and results in an increasingly prolonged period of travel, commercial and/or other similar restrictions and limitations), natural disasters and the financial condition of our customers and suppliers;

•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
•	future levels of indebtedness, capital spending and research and development spending;
•	future availability of credit and factors that may affect such availability, including credit market conditions and Carrier’s capital structure and credit ratings;
•	the timing and scope of future repurchases of Carrier’s common stock, including market conditions and the level of other investing activities and uses of cash;
•	delays and disruption in the delivery of materials and services from suppliers;
•	cost reduction efforts and restructuring costs and savings and other consequences thereof;
•	new business and investment opportunities;
•	risks resulting from a less diversified business model and balance of operations across product lines, regions and industries due to the separation;
•	the outcome of legal proceedings, investigations and other contingencies;
•	the impact of pension plan assumptions on future cash contributions and earnings;
•	the impact of the negotiation of collective bargaining agreements and labor disputes;
•
the effect of changes in political conditions in the U.S. and other countries in which Carrier and its businesses operate, including the effect of changes in U.S. trade policies or the United Kingdom’s withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

•
the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we and our businesses operate;

•	the ability of Carrier to retain and hire key personnel;
v

•
the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;

•	the expected benefits of the separation;
•	a determination by the IRS and other tax authorities that the distribution or certain related transactions should be treated as taxable transactions;
•
risks associated with indebtedness, including that incurred as a result of financing transactions undertaken in connection with the separation, as well as our ability to reduce indebtedness and the timing thereof;

•	the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation will exceed Carrier’s estimates; and
•
the impact of the separation on Carrier’s business and Carrier’s resources, systems, procedures and controls, diversion of management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties.

The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under “Risk Factors.” The forward-looking statements speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

SUMMARY
This summary highlights certain significant aspects of our business. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that may be relevant to you. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the financial statements and the notes thereto. This summary contains forward-looking statements that involve risks and uncertainties.
Our Company
Carrier is a leading global provider of HVAC, refrigeration and fire and security solutions. We also provide a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. Our innovative solutions promote smarter, safer and more sustainable buildings and infrastructure, and help to effectively preserve the freshness, quality and safety of perishables across a wide variety of industries. Our comprehensive range of products and services, reputation for quality and innovation and our industry-leading brands make us a trusted provider for our customers’ critical applications in the construction, transportation, security, food retail, pharmaceutical and other industries.
Our company is built on a legacy of innovation, beginning with its founders—Willis Carrier, who designed the world’s first modern air conditioning system; Robert Edwards, who patented the first electric alarm bell; and Walter Kidde, who produced the first integrated smoke detection and carbon dioxide extinguishing system for use onboard ships. This culture of innovation supports our core strategy of developing smart, sustainable and efficient solutions to meet the complex challenges resulting from the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the needs of our growing global population, rising standards of living and increasing energy and environmental regulation. The iconic Carrier brand, with its reputation for innovation and quality, is complemented by our other strong brands, including Automated Logic, Carrier Transicold, Edwards, GST, Kidde, LenelS2 and Marioff.
On November 26, 2018, UTC announced its intention to spin-off its Carrier reportable segment into a separate publicly traded company. Carrier was incorporated on March 1, 2019, as a wholly-owned subsidiary of UTC to hold the assets and liabilities associated with the Carrier Business. On April 3, 2020, UTC completed the spin-off of Carrier through the Carrier distribution. In connection with the separation, Carrier issued an aggregate principal balance of $11.0 billion of debt and transferred approximately $10.9 billion of cash to UTC on February 27, 2020 and March 27, 2020. On April 1, 2020 and April 2, 2020, Carrier received cash contributions totaling $590 million from UTC related to the separation. Carrier began to trade as a separate public company (New York Stock Exchange: CARR) on April 3, 2020.
Our principal executive offices are located at 13995 Pasteur Boulevard, Palm Beach Gardens, FL 33418, and our telephone number is (561) 365-2000.

THE EXCHANGE OFFERS
Background
On February 27, 2020, we completed the private offering and issuance of the Old Notes other than the Old 11-Year Notes, the net proceeds of which were used for distributions to UTC in connection with the separation and distribution. On June 19, 2020, we completed the private offering and issuance of the Old 11-Year Notes, the net proceeds of which were used for general corporate purposes. We are offering to issue the Exchange Notes in exchange for the Old Notes to satisfy our obligations under the Registration Rights Agreements, dated February 27, 2020 and June 19, 2020 (as applicable) (together, the “Registration Rights Agreements”), that we entered into with the initial purchasers of the Old Notes.
After the exchange offers are complete, holders of Old Notes will no longer be entitled to any exchange or registration rights with respect to the Exchange Notes.
Exchange Offers
The Registrant is offering to exchange:
•	the unregistered Old 3-Year Notes for a like principal amount of the Exchange 3-Year Notes;
•	the unregistered Old 5-Year Notes for a like principal amount of the Exchange 5-Year Notes;
•	the unregistered Old 7-Year Notes for a like principal amount of the Exchange 7-Year Notes;
•	the unregistered Old 10-Year Notes for a like principal amount of the Exchange 10-Year Notes;
•	the unregistered Old 11-Year Notes for a like principal amount of the Exchange 11-Year Notes;
•	the unregistered Old 20-Year Notes for a like principal amount of the Exchange 20-Year Notes; and
•	the unregistered Old 30-Year Notes for a like principal amount of the Exchange 30-Year Notes.
The Exchange Notes will be substantially identical in all material respects to the Old Notes, except that the Exchange Notes will not be subject to restrictions on transfer, and the registration rights and additional interest provisions applicable to the Old Notes will not apply to the Exchange Notes.
Old Notes may be exchanged only in minimum denominations of $2,000 and larger integral multiples of $1,000. You should read the discussion under the headings “The Exchange Notes” and “Description of the Exchange Notes” for further information regarding the Exchange Notes. You should also read the discussion under the heading “Terms of the Exchange Offers” for further information regarding the exchange offers and resale of the Exchange Notes.

Resales
Based on interpretations by the staff of the SEC set forth in previous no-action letters issued to third parties, Carrier believes that the Exchange Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:
•	are acquiring the Exchange Notes in the ordinary course of business;
•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and
•	are not an “affiliate” of Carrier, as defined in Rule 405 of the Securities Act.
By signing the letter of transmittal and exchanging your Old Notes for Exchange Notes, as described below, you will be making representations to the effect of the above conditions. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.
We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.
Each participating broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offers in exchange for the Old Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See “Plan of Distribution.”
Any holder of Old Notes who:
•	is an affiliate of Carrier;
•	does not acquire the Exchange Notes in the ordinary course of its business; or
•	cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters;
must, in the absence of an exemption, comply with registration and prospectus delivery requirements of the Securities Act in connection with the resale of the

Exchange Notes. Carrier will not assume, nor will Carrier indemnify you against, any liability you may incur under the Securities Act or state or local securities laws if you transfer any Exchange Notes issued in the exchange offers absent compliance with the applicable registration and prospectus delivery requirements or an applicable exemption.
If applicable law or applicable interpretations of the staff of the SEC do not permit Carrier to effect the exchange offers, or if the exchange offers are not consummated by February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes, for any reason, or upon the request of holders of the Notes under certain limited circumstances, Carrier will be required to file, and use commercially reasonable efforts to cause to become effective, a shelf registration statement under the Securities Act which would cover resales of the Old Notes. See “Terms of the Exchange Offers—Additional Obligations.”
Expiration Time
Each of the exchange offers will expire at 5:00 p.m., New York City time, on December 8, 2020, or such later date and time to which Carrier extends such offers Carrier does not currently intend to extend the expiration time for any of the offers.
Conditions to the Exchange Offers
The exchange offers are subject to the following conditions, which Carrier may waive:
•	the exchange offers do not violate applicable law or applicable interpretations of the staff of the SEC; and
•
there is no action or proceeding instituted or threatened in any court or by any governmental agency with respect to the exchange offers, which, in Carrier’s judgment, could reasonably be expected to impair Carrier’s ability to proceed with the exchange offers.

The exchange offers are not conditioned upon any minimum principal amount of outstanding Old Notes being tendered. See “Terms of the Exchange Offers—Conditions to the Exchange Offers.”
Procedures for Tendering the Old Notes
If you wish to accept and participate in the exchange offers, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the completed, executed letter of transmittal or the copy thereof, together with the Old Notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program (“ATOP”) procedures of DTC described herein.
By signing or agreeing to be bound by the letter of transmittal, or, in the case of book-entry transfer, an agent’s message in lieu of the letter of transmittal, you represent to Carrier that, among other things:
•	any Exchange Notes that you receive will be acquired in the ordinary course of your business;
•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Exchange Notes;
•
if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of the Exchange Notes; and

•	you are not an “affiliate” of Carrier as defined in Rule 405 under the Securities Act.
Special Procedures for Beneficial Owners
If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such Old Notes in the exchange offers, you should promptly contact the person in whose name the Old Notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offers on your own behalf, prior to completing and executing the letter of transmittal and delivering your Old Notes, you must either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the person in whose name the Old Notes are registered. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration time.
If you are a beneficial owner that holds Old Notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”), and wish to tender your Old Notes, contact Euroclear or Clearstream directly to ascertain the procedure for tendering Old Notes and comply with such procedure.
Withdrawal of Tenders
Tenders of Old Notes pursuant to any of the exchange offers may be withdrawn at any time prior to the expiration time of the applicable exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “Terms of the

Exchange Offers—Exchange Agent” before the expiration time of the applicable exchange offers.
Acceptance of the Old Notes and Delivery of Exchange Notes
If all the conditions to the completion of the exchange offers are satisfied, Carrier will accept any and all Old Notes that are properly tendered in the exchange offers and not properly withdrawn before the applicable expiration time. Carrier will return any Old Notes that Carrier does not accept for exchange to its registered holder at its expense promptly after the expiration time. Carrier will deliver the Exchange Notes to the registered holders of Old Notes accepted for exchange promptly after the expiration time and acceptance of such Old Notes. See “Terms of the Exchange Offers—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes.”
Effect on Holders of Old Notes
As a result of making, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, the exchange offers, Carrier will have fulfilled a covenant contained in the Registration Rights Agreements. If a holder of Old Notes does not tender their Old Notes in the exchange offers, such holder will continue to hold their Old Notes and such holder will be entitled to all the rights and limitations applicable to the Old Notes in the Indenture (as defined in “Description of the Exchange Notes”), except for any rights under the Registration Rights Agreements that by their terms terminate upon the consummation of the exchange offers. See “Terms of the Exchange Offers—Purpose and Effect of the Exchange Offers.”
Consequences of Failure to Exchange
All untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and in the Indenture.
In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state or local securities laws. The trading market for your Old Notes will likely become more limited to the extent that other holders of Old Notes participate in the exchange offers. Following consummation of the exchange offers, Carrier will not be required to register under the Securities Act any Old Notes that remain outstanding, except in the limited circumstances in which it is obligated to file a shelf registration statement for certain holders of Old Notes not eligible to participate in the exchange offers pursuant to the Registration Rights Agreements.
If your Old Notes are not tendered and accepted in the exchange offers, it may become more difficult to sell or transfer the Old Notes. See “Terms of the Exchange Offers—Additional Obligations” and “Risk Factors.”

Material U.S. Federal Income Tax Considerations
The exchange of Old Notes for Exchange Notes in the exchange offers will not constitute a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”
Exchange Agent
The Bank of New York Mellon is the exchange agent for the exchange offers (the “exchange agent”). The address and telephone number of the exchange agent are set forth in the section captioned “Terms of the Exchange Offers—Exchange Agent.”

THE EXCHANGE NOTES
The terms of the Exchange Notes are summarized below solely for your convenience. This summary is not a complete description of the Exchange Notes. Other than the restrictions on transfer, registration rights and additional interest provisions, the Exchange Notes will have the same terms as the Old Notes. For a more detailed description of the Exchange Notes, see the discussion under the caption “Description of the Exchange Notes” beginning on page 146 of this prospectus.
You should read the full text and more specific details contained elsewhere in this prospectus, including the “Risk Factors” section and consolidated financial statements and the notes thereto.
In this section, the terms “Company,” “we” and “our” refer only to Carrier Global Corporation and not any of its subsidiaries.
Issuer
Carrier Global Corporation
Securities Offered
$500 million aggregate principal amount of Exchange 3-Year Notes.
$2,000 million aggregate principal amount of Exchange 5-Year Notes.
$1,250 million aggregate principal amount of Exchange 7-Year Notes.
$2,000 million aggregate principal amount of Exchange 10-Year Notes.
$750 million aggregate principal amount of Exchange 11-Year Notes.
$1,500 million aggregate principal amount of Exchange 20-Year Notes.
$2,000 million aggregate principal amount of Exchange 30-Year Notes.
No Guarantees
The Exchange Notes will not be guaranteed. The guarantee by UTC of the Old 3-Year Notes, Old 5-Year Notes, Old 7-Year Notes, Old 10-Year Notes, Old 20-Year Notes and Old 30-Year Notes terminated upon the separation and distribution.
Interest Rate on Exchange Notes
1.923% for the Exchange 3-Year Notes.
2.242% for the Exchange 5-Year Notes.
2.493% for the Exchange 7-Year Notes.
2.722% for the Exchange 10-Year Notes.
2.700% for the Exchange 11-Year Notes.
3.377% for the Exchange 20-Year Notes.
3.577% for the Exchange 30-Year Notes.
Interest Payment Dates
Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid or duly provided for on the Old Notes surrendered in exchange therefor. The holders of the Old Notes that are accepted for exchange will be deemed to have waived the right to receive payment of accrued interest on those Old Notes from the last interest payment date on which interest was paid or duly provided for on such Old Notes to the date of issuance of the

Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. Interest is payable on the Exchange Notes beginning with the first interest payment date following the consummation of the exchange offers.
Interest on the Exchange 3-Year Notes, the Exchange 5-Year Notes, the Exchange 7-Year Notes, the Exchange 10-Year Notes and the Exchange 11-Year Notes will be payable on February 15 and August 15 of each year. Interest on the Exchange 20-Year Notes and the Exchange 30-Year Notes will be payable on April 5 and October 5 of each year.
Maturity Dates
February 15, 2023 for the Exchange 3-Year Notes.
February 15, 2025 for the Exchange 5-Year Notes.
February 15, 2027 for the Exchange 7-Year Notes.
February 15, 2030 for the Exchange 10-Year Notes.
February 15, 2031 for the Exchange 11-Year Notes.
April 5, 2040 for the Exchange 20-Year Notes.
April 5, 2050 for the Exchange 30-Year Notes.
Optional Redemption
At any time, and from time to time, prior to the Par Call Date (as defined in “Description of the Exchange Notes—Optional Redemption”) in respect of a series of Exchange Notes, we may redeem Exchange Notes of such series, in whole or in part, at the redemption price described in “Description of the Exchange Notes—Optional Redemption.”
At any time on or after the Par Call Date in respect of a series of Exchange Notes, we may redeem Exchange Notes of such series, in whole or in part, at a redemption price equal to 100% of the principal amount of the Exchange Notes being redeemed, plus accrued and unpaid interest, if any, on the principal amount of Exchange Notes being redeemed to, but excluding, the redemption date.
The redemption provisions are discussed in this prospectus under the caption “Description of the Exchange Notes—Optional Redemption.”
Ranking
The Exchange Notes will be our unsecured, unsubordinated obligations and will:
•	rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, liabilities and other obligations;
•	rank senior in right of payment to all of our future indebtedness that is subordinated to the Exchange Notes;
•	be effectively subordinated in right of payment to all of our future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and
•	be structurally subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations of each of our subsidiaries.
Change of Control
Upon the occurrence of a Change of Control Triggering Event (as defined in “Description of the Exchange Notes—Certain Definitions”), unless we exercised our right to redeem the Exchange Notes by giving irrevocable notice on or prior to the 30th day after the Change of Control Triggering Event in accordance with the Indenture, each holder of the Exchange Notes will have the right to require us to purchase all or a portion of such holder’s Notes pursuant to an offer as described in “Description of the Exchange Notes—Offer to Purchase Upon Change of Control Triggering Event,” at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to, but excluding, the Change of Control Payment Date (as defined in “Description of the Exchange Notes—Offer to Purchase Upon Change of Control Triggering Event”). See “Description of the Exchange Notes—Offer to Purchase Upon Change of Control Triggering Event.”
Use of Proceeds
Carrier will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, Carrier will receive in exchange Old Notes in like principal amount, which will be cancelled and, as such, issuing the Exchange Notes will not result in any increase in Carrier’s indebtedness or be financed with new borrowings.
Certain Covenants
The Indenture includes covenants that, among other things, limit our ability and the ability of our Wholly-Owned Domestic Manufacturing Subsidiaries (as defined in “Description of the Exchange Notes—Certain Definitions”) to create, incur, issue or assume any indebtedness secured by any mortgage, lien, encumbrance, or security interest on any Principal Properties (as defined in “Description of the Exchange Notes—Certain Definitions”) and to enter into sale and leaseback transactions (as defined in “Description of the Exchange Notes—Limitations upon Sales and Leasebacks”) with respect to Principal Properties and will limit our ability to consolidate with or merge into any other person or convey, transfer, or lease all or substantially all of our properties and assets to any person. These covenants will be subject to a number of important qualifications and limitations. See “Description of the Exchange Notes.”
Trustee, Securities Registrar and Paying Agent
The Bank of New York Mellon Trust Company, N.A. will serve as trustee (the “Trustee”), securities registrar and paying agent for the Exchange Notes.

Form and Denominations
The Exchange Notes will be book-entry only and registered in the name of a nominee of DTC. Investors may elect to hold interests in the Exchange Notes through Clearstream or Euroclear, if they are participants in these systems, or indirectly through organizations that are participants in these systems. The Exchange Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000.
Risk Factors
For a discussion of factors you should carefully consider before deciding to purchase the Exchange Notes, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 5 and 18, respectively, of this prospectus.
No Public Market
The Exchange Notes are new securities, and there is currently no established trading market for the Exchange Notes. See “Risk Factors.” An active trading market may not develop for the Exchange Notes, and we do not intend to apply to list the Exchange Notes on any securities exchange or for quotation in any automated dealer quotation system.
Governing Law
The Exchange Notes will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York.

RISK FACTORS
Carrier is subject to certain risks and uncertainties due to the nature of the business activities it conducts. The risks discussed below, any of which could materially and adversely affect its business, financial condition, cash flows, performance and results of operations, are not the only risks Carrier faces. Carrier may experience additional risks and uncertainties not currently known to it; or, as a result of developments occurring in the future, conditions that Carrier currently deems to be immaterial may also materially and adversely affect its business, financial condition, cash flows, performance and results of operations. In any such case, you may lose all or a part of your original investment and not realize any return you may have expected thereon.
Investing in the Exchange Notes involves risks. Prospective investors should consider carefully all of the information set forth in this prospectus and any free writing prospectus filed by us with the SEC. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business
Our business has been and may be further impacted by the COVID-19 pandemic.
The COVID-19 pandemic has had an adverse effect on our business, financial condition and results of operations. The pandemic continues to result in widespread travel restrictions and reduced travel as well as extended or partial shutdowns and other restrictions on the operations of non-essential businesses, including construction and hospitality venues. The nature and extent of the resulting and continuing impact of the COVID-19 pandemic on our business, financial condition and results of operation is uncertain and will depend on future developments. Nonetheless, further prolonged closures and restrictions throughout the world or the rollback of reopening measures due to a resurgence of COVID-19 cases and continued decreases in the general level of economic activity may further disrupt our operations and the operations of our suppliers, distributors and customers.
As a result of the foregoing, we may be required to raise additional capital in the future and our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our results of operations and prospects and our credit ratings. There is no guarantee that financing will be available in the future to fund our obligations, or that it will be available on terms consistent with our expectations. Similarly, the pandemic and its impacts have also affected and could continue to affect the ability of our customers to pay for our products and services and to obtain financing for significant purchases and operations, which has resulted in, and could further result in, a decrease and/or cancellation of orders for our products and services and/or payment delays or defaults. Similarly, further tightening credit may adversely affect our supply base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy, which could impact our ability to fulfill orders on time or at anticipated cost. Any of these factors could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our international operations subject us to risk as our results of operations may be adversely affected by changes in local and regional economic conditions, such as fluctuations in exchange rates, risks associated with government policies on international trade and investments, including import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, and risks associated with emerging markets.
We conduct our business on a global basis, with approximately 52 percent of our 2019 sales derived from international operations, including U.S. export sales. Changes in local and regional economic conditions, including fluctuations in exchange rates, may affect product demand and reported profits in our non-U.S. operations, where transactions are generally denominated in local currencies. In addition, currency fluctuations may affect the prices we pay for the materials used in our products, and as a result, our operating margins may be negatively impacted by higher costs for certain cross-border transactions. Our financial statements are denominated in U.S. Dollars. Accordingly, fluctuations in exchange rates may also give rise to gains or losses when financial statements of non-U.S. operating units are translated into U.S. Dollars. Given that the majority of our sales are non-U.S. based, a strengthening of the U.S. Dollar against other major foreign currencies could adversely affect our results of operations.
Our international sales and operations are subject to risks associated with changes in local government regulations and policies, investments, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings. Government policies on international trade and investments such as import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, whether imposed by individual governments or regional trade blocs, can affect demand for our products and services, impact the competitive position of our products or services or encumber our ability to manufacture or sell products in certain countries. The implementation of more restrictive trade policies or the renegotiation of existing trade agreements with the United States or countries, such as China and Mexico, where we sell or produce large quantities of products and services or procure materials incorporated into our products, including a further escalation of the trade conflict between the United States and China, could negatively impact our business, results of operations and financial condition. Our international sales and operations are also sensitive to political and economic instability and changes in foreign national priorities and government budgets. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries. In addition, a novel strain of coronavirus surfaced in Wuhan, China in December 2019, resulting in widespread travel restrictions and reduced travel as well as extended or partial shutdowns and other restrictions on the operations of certain businesses in the region and, as the virus has continued to spread, throughout other regions within China and other regions throughout the world, including among others Europe, the Middle East and North America. The nature and extent of the resulting and continuing impact of the coronavirus on our business, financial condition and results of operation is uncertain and will depend on future developments. Nonetheless, further prolonged closures and restrictions in China and other regions throughout the world or the rollback of reopening measures due to a resurgence of COVID-19 cases and continued decreases in the general level of economic activity may further disrupt our operations and the operations of our suppliers, distributors and customers.
We expect that sales to emerging markets will continue to account for a significant portion of our sales as developing nations and regions around the world increase their demand for our products. In addition, as part of our globalization strategy, we have invested in certain countries, including Mexico, Brazil, China, India and countries in the Middle East. These emerging market operations can present many risks, including cultural differences (such as employment and business practices), compliance risks, economic and government instability, currency fluctuations, and the imposition of foreign exchange and capital controls. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
We are party to joint ventures and other strategic relationships, which may not be successful and may expose us to special risks and restrictions.
Our business operations, particularly in our HVAC segment, depend on various strategic relationships, joint ventures and non-wholly owned subsidiaries. We sell our products and services through certain key distributor, joint venture and customer relationships, including the Carrier Enterprise joint ventures with subsidiaries of Watsco, Inc.; AHI-Carrier FZC (“AHI-Carrier”), a UAE-based joint venture with Airconditioning & Heating International FZC, a subsidiary of United Motors & Heavy Equipment Co. LLC; Beijer, a publicly traded company listed on the Stockholm Stock Exchange in which we maintain a significant ownership stake; various joint ventures with members of the Midea Group; and Toshiba Carrier, a joint venture with Toshiba with which we have several other joint ventures. Some of our strategic relationships or joint ventures engage in manufacturing and/or product development. Loss of a key channel partner, a significant downturn or deterioration in the business or financial condition of a key channel partner, joint venture or other partner, whether related to, among other things, a labor strike, diminished liquidity or credit unavailability, weak demand for products or delays in the launch of new products, could adversely affect our results of operations in a particular period or the value of our equity investment. If we are not successful in maintaining strategic distribution relationships, our financial condition, results of operations and cash flows may be adversely affected.
We are party to numerous joint ventures, some of which we do not control. In addition, our ability to apply our internal controls and compliance policies to these businesses is limited and can expose us to additional financial and reputational risks. We seek to take proactive steps to mitigate these concerns, including through audits and similar reviews. During one such recent audit, for example, Carrier identified certain payments, representing an aggregate of approximately $380 million paid to AHI-Carrier over a ten-year period for products sold in the ordinary course by that minority-owned joint venture from entities of undetermined affiliation with AHI-Carrier’s distributors and customers, predominantly based in countries in the Commonwealth of Independent States. Carrier does not manage the joint venture and does not direct its treasury or related functions; however, Carrier exercised its audit rights under the joint venture agreement and conducted an investigation of these third-party payments. As previously disclosed, the Company reported the preliminary findings of its investigation to the SEC and the U.S. Department of Justice in February 2020. Carrier subsequently concluded its investigation and did not find evidence that these payments were the product of any identifiable criminal conduct or transactions, or any evidence that AHI-Carrier management had knowledge that these payments were the product of any identifiable criminal conduct or transaction. Carrier reported these findings to the SEC in April 2020 and intends to fully cooperate with any further inquiries from the SEC.
Joint ventures and strategic relationships inherently involve special risks. Whether or not we hold a majority interest or maintain operational control in such arrangements, our partners may (1) have economic or business interests or goals that are inconsistent with or contrary to ours, (2) exercise veto or other rights, to the extent available, to block actions that we believe to be in our or the joint venture’s or strategic relationship’s best interests, (3) take action contrary to our policies or objectives or (4) be unable or unwilling to fulfill their obligations.
Additionally, some of our joint venture or other strategic agreements prohibit us from competing in certain geographic markets or product and services channels, and these restrictions may apply to other products and services we develop, or businesses we acquire, in the future. There can be no assurance that any particular joint venture or strategic relationship will be beneficial to us.
Global climate change and related regulations could negatively affect our business.
The effects of climate change, such as extreme weather conditions, create financial risks to our business. For example, the demand for our products and services, such as residential air conditioning equipment, may be affected by unseasonable weather conditions. The effects of climate change could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them. Further, there is regulatory uncertainty around government incentives, which, if discontinued, could adversely impact the demand for energy-efficient buildings and could increase costs of compliance.
Increased public awareness and concern regarding global climate change may result in more international, regional and/or national requirements to reduce or mitigate the effects of greenhouse gas emissions. The lack of consistent climate change legislation creates economic and regulatory uncertainty. These factors may impact the demand for our products, obsolescence of our products and our results of operations.
Additionally, refrigerants are essential to many of our products, and there is a growing concern regarding the ozone-depletion and global warming potential of such materials. As such, national, regional and international regulations and policies are being considered to curtail their use, which may, in some cases, render our existing technology and products noncompliant. While we are committed to pursuing sustainable solutions, there can be no assurance that our commitments will be successful, that our products will be accepted by the market, that proposed regulation or deregulation will not have a negative competitive impact or that economic returns will reflect our investments in new product development.
Cooler than normal summers or warmer than normal winters may depress our sales.
Demand for our HVAC products and services, representing our largest segment by sales, is seasonal and affected by the weather. Cooler than normal summers depress our sales of replacement air conditioning products and services. Similarly, warmer than normal winters have the same effect on our heating products. Additionally, sales to residential customers in our HVAC business historically tend to be higher in the second and third quarters of the year because, in the United States and other northern hemisphere regions, spring and summer are the peak seasons for sales of air conditioning systems and services. The results of any quarterly period may not be indicative of expected results for a full year, and unusual weather patterns or events could positively or negatively affect our business and impact overall results of operations.
Natural disasters or other unexpected events may disrupt our operations, adversely affect our results of operations and financial condition, and may not be covered by insurance.
The occurrence of one or more natural disasters, power outages or other unexpected events, including hurricanes, fires, earthquakes, volcanic eruptions, tsunamis, floods and severe weather in the United States or in other countries in which we or our suppliers or customers operate could adversely affect our operations and financial performance. Natural disasters, power outages or other unexpected events could damage or close one or more of our facilities or disrupt our operations temporarily or long-term, such as by causing business interruptions or by affecting the availability and/or cost of materials needed for manufacturing. In some significant cases, we have only one factory that can manufacture a specific product or product line. As a result, damage to or the closure of that factory may disrupt or prevent us from manufacturing certain products. Existing insurance arrangements may not cover the costs or lost cash flows that may arise from such events. The occurrence of any of these events could also increase our insurance and other operating costs.
Information security, data privacy and identity protection may require significant resources and present certain risks to our business, reputation and financial condition.
We and certain of our products collect, store, have access to and otherwise process certain confidential or sensitive data that may be subject to data privacy and cybersecurity laws or customer-imposed controls. Although we seek to protect such data and design our products to enable our customers to use them while complying with applicable data privacy and cybersecurity laws and/or customer-imposed controls, our internal systems and products may be vulnerable to hacking or other cyber-attacks, theft, programming errors or employee errors, which could lead to the compromise of such data, unauthorized access, use, disclosure, modification or destruction of information, improper use of our systems, software solutions or networks, defective products, production downtimes and/or operational disruptions in violation of applicable law and/or contractual obligations. A significant actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data, whether by us, our suppliers, channel partners, customers or other third parties, as a result of employee error or malfeasance, or as a result of the imaging, software, security and other products we incorporate into our products, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information-security policies regarding such data, could result in costs, fines, litigation or regulatory actions, or could lead customers to select products and services of our competitors. In addition, any such event could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers’ perception of the security and reliability of our services as well as our credibility and reputation, which could result in lost sales. In addition, because of the global nature of our business, both our internal systems and products must comply with the applicable laws, regulations and standards in a number of jurisdictions, and government enforcement actions and violations of data privacy and cybersecurity laws could be costly or interrupt our business operations. Any of the foregoing factors could result in reputational damage or civil or governmental proceedings, which could result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Our business and financial performance depend on continued substantial investment in information technology infrastructure, which may not yield anticipated benefits, and may be adversely affected by cyber-attacks on information technology infrastructure and products and other business disruptions.
The efficient operation of our business will require continued substantial investment in technology infrastructure systems, and we must attract and retain qualified people to operate these systems, expand and improve them, integrate new systems effectively and efficiently convert to new systems when required. An inability to fund, acquire and implement these systems might impact our ability to respond effectively to changing customer expectations, manage our business, scale our solutions effectively or impact our customer service levels, which could put us at a competitive disadvantage and negatively impact our financial results. Repeated or prolonged interruptions of service due to problems with our systems or third-party technologies, whether or not in our control, could have a significant negative impact on our reputation and our ability to sell products and services. Furthermore, we are highly dependent upon a variety of internal computer and telecommunication systems to operate our business. Failure to design, develop and implement new technology infrastructure systems in an effective and timely manner, or to adequately invest in and maintain these systems, could result in the diversion of management’s attention and resources and could materially adversely affect our operating results, competitive position and ability to efficiently manage our business. Our existing information systems may become obsolete, requiring us to transition our systems to a new platform. Such a transition could be time consuming, costly and damaging to our competitive position, and could require additional management resources. Failure to implement and deploy new systems or replacement systems on the schedules anticipated, could materially adversely affect our operating results.
In addition, our business may be impacted by disruptions to our own or third-party information technology (“IT”) infrastructure, which could result from (among other causes) cyber-attacks on or failures of such infrastructure or compromises to its physical security, as well as from damaging weather or other acts of nature. Cyber-based risks, in particular, are evolving and include attacks on our IT infrastructure, as well as attacks targeting the security, integrity and/or availability of the hardware, software and information installed, stored or transmitted in our products, including after the purchase of those products and when they are installed into third-party products, facilities or infrastructure. Such attacks could disrupt our business operations, our systems or those of third parties, and could impact the ability of our products to work as intended. We have experienced cyber-based attacks and, due to the evolving threat landscape, may continue to experience them going forward, potentially with more frequency. We continue to make investments and adopt measures designed to enhance our protection, detection, response and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. As a result of a cyber-attack, we could potentially be subject to production downtimes, operational delays or other detrimental impacts on our operations or ability to provide products and services to our customers; destruction or corruption of data; security breaches; manipulation or improper use of our or third-party systems, networks or products; financial losses from remedial actions, loss of business, potential liability, penalties, fines and/or damage to our reputation—any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Due to the evolving nature of such risks, the impact of any potential incident cannot be predicted. Any disruption to our business due to such issues, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse effect on our competitive position, results of operations, cash flows or financial condition.
There can be no assurance that our systems will not fail or experience disruptions, and any significant failure or disruption of these systems could prevent us from making sales, ordering supplies, delivering products, providing functional products and otherwise conducting our business.
We may be affected by global economic, capital market and political conditions in general, and conditions in the construction, transportation and infrastructure industries in particular.
Our business, financial condition, operating results and cash flows may be adversely affected by changes in global economic conditions and geopolitical risks, including credit market conditions, levels of consumer and business confidence, fluctuations in residential, commercial and industrial construction activity, pandemic health issues (including COVID-19 and its effects, among other things, on global supply, demand, and distribution disruptions as the COVID-19 outbreak continues and results in an increasingly prolonged period of travel, commercial and/or other similar restrictions and limitations), natural disasters, regulatory changes, commodity prices, raw material and energy costs, interest rates, exchange rates, levels of government spending and deficits, trade policies (including tariffs, boycotts and sanctions), political conditions, regulatory changes, actual or anticipated default on sovereign debt and other challenges that could affect the global economy.
These economic and political conditions affect our business in a number of ways. At this point, the extent to which COVID-19 may impact the global economy is uncertain, but pandemics or other significant public health events, or the perception that such events may occur, could have a material adverse effect on our business, results of operations and financial condition. Additionally, the tightening of credit in the capital markets could adversely affect the ability of our customers, including individual end-customers and businesses, to obtain financing for significant purchases and operations, which could result in a decrease in or cancellation of orders for our products and services. Similarly, tightening credit may adversely affect our supply base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. Additionally, because we have a number of factories and suppliers in foreign countries, the imposition of tariffs or sanctions, or unusually restrictive border crossing rules could adversely affect our supply chain and overall business.
Our business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending, construction activity and shipping activity. A slowdown in building and remodeling activity also can adversely affect our financial performance. In addition, our financial performance may be influenced by the production and utilization of transport equipment, including truck production cycles in North America and Europe, and, particularly in our HVAC business, weather conditions.

We use a variety of raw materials, supplier-provided parts, components, subcomponents and third-party service providers in our business, and significant shortages, supplier capacity constraints, supplier production disruptions, price increases, trade disruptions or tariffs could increase our operating costs and adversely impact the competitive positions of our products.
Our reliance on suppliers (including third-party logistics providers) and commodity markets to secure the raw materials and components used in our products, and on service providers to deliver our products, exposes us to volatility in the prices and availability of these materials and services. In certain instances, we depend upon a single source of supply, manufacturing, logistics support or assembly, or participate in commodity markets that may be subject to allocations of limited supplies. Issues with suppliers (such as a disruption in deliveries, capacity constraints, production disruptions, quality issues and consolidations, closings or bankruptcies), price increases, decreased availability of raw materials or commodities or decreased availability of trucks and other delivery service resources could have a material adverse effect on our ability to meet our commitments to customers or increase our operating costs. Tariffs can increase our costs, the impact of which is difficult to predict. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, these risks may have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
We design, manufacture and service products that incorporate advanced technologies. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.
We seek to grow our business through the design, development, production, sale and support of innovative products that incorporate advanced technologies. The laws and regulations applicable to our products, and our customers’ product and service needs, change from time to time, and regulatory changes may render our products and technologies noncompliant. Our ability to realize the anticipated benefits of our technological advancements or product improvements depends on a variety of factors, including meeting development, production, certification and regulatory approval schedules; execution of internal and external performance plans; availability of supplier and internally produced parts and materials; performance of suppliers and subcontractors; hiring and training of qualified personnel; achieving cost and production efficiencies; identification of emerging regulatory and technological trends in our target end markets; validation and performance of innovative technologies; the level of customer interest in new technologies and products; and the costs and customer acceptance of the new or improved products.
Our products and services also may incorporate technologies developed or manufactured by third parties, which, when combined with our technology or products, creates additional risks and uncertainties. As a result, the performance and market acceptance of these third-party products and services could affect the level of customer interest and acceptance of our own products in the marketplace.
Our research and development (“R&D”) efforts may not result in new technologies or products being developed on a timely basis or meet the needs of our customers as effectively as competitive offerings. Our competitors may develop competing technologies that gain market acceptance before or instead of our products. In addition, we may not be successful in anticipating or reacting to changes in the regulatory environments in which our products are sold, and the markets for our products may not develop or grow as we anticipate.
We operate in a competitive environment and our profitability depends on our ability to accurately estimate the costs and timing of providing our products and services.
In certain of our businesses, our contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the cost to provide the products and services. To generate an acceptable return on our investment in these contracts, we must be able to accurately estimate our costs to provide the services and deliver the products required by the contract and to be able to complete the contracts in a timely manner. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be materially and adversely affected. In addition, some of our contracts provide for liquidated damages if we do not perform in accordance with the contract. Any of the foregoing could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Customers and others may take disruptive actions.
From time to time customers and others may seek to become competitive suppliers of our products and services or pursue other strategies to disrupt our business model. For example, an affiliate of a customer in our transport refrigeration business produces refrigeration units for shipping containers that compete with our products, and another one of our transport refrigeration customers produces refrigeration units for truck trailers that compete with our refrigeration units. In addition, our customers or existing or future competitors may seek to introduce non-traditional business models or disruptive technologies and products in the industries in which we participate, resulting in increased competition and new dynamics in these industries.
Labor matters may impact our business.
A significant portion of our employees are represented by labor unions or works councils in a number of countries under various collective bargaining agreements with varying durations and expiration dates. See “Business—Employees and Employee Relations.” We may not be able to satisfactorily renegotiate these agreements before they expire. In addition, existing agreements may not prevent a strike or work stoppage, union and works council campaigns and other labor disputes. We may also be subject to general country strikes or work stoppages unrelated to our specific business or collective bargaining agreements. Additionally, a shortage in certain workforces, such as technicians or truck drivers, may impact our business by affecting the ability to install, sell and deliver our products. Any such work stoppages (or potential work stoppages) could have a material adverse effect on our financial results, productivity, results of operations and reputation.
Our defined benefit pension plans are subject to financial market risks that could adversely affect our results.
The performance of the financial markets and interest rates can impact our defined benefit pension plan expenses and funding obligations. Significant decreases in the discount rate or investment losses on plan assets may increase our funding obligations and adversely impact our financial results. See Note 12 – Employee Benefit Plans to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus for further discussion on pension plans and related obligations and contingencies.
We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability may be hurt or our business otherwise might be adversely affected.
In order to operate more efficiently and cost effectively, we have from time to time, and may continue to, adjust employment, optimize our footprint or undertake other restructuring activities. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage restructuring activities, expected efficiencies and benefits might be delayed or not realized. Risks associated with these actions and other workforce management issues include unfavorable political responses and reputational harm, unforeseen delays in the implementation of the restructuring activities, additional costs, adverse effects on employee morale, the failure to meet operational targets due to the loss of employees or work stoppages, and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, otherwise harm our business or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Additional tax expense or additional tax exposures could affect our future profitability.
We are subject to income taxes in the United States and various international jurisdictions. Changes to tax laws and regulations as well as changes and conflicts in related interpretations or other tax guidance could materially impact our tax receivables and liabilities and our deferred tax assets and deferred tax liabilities. Additionally, in the ordinary course of business, we are subject to examinations by various tax authorities. In addition, governmental authorities in various jurisdictions could launch new examinations and expand existing examinations. The global and diverse nature of our operations means that these risks will continue and additional examinations, proceedings and contingencies will arise from time to time. Our competitive position, cash flows, results of operation or financial condition may be affected by the outcome of examinations, proceedings and contingencies that cannot be predicted with certainty.
See “Business Overview” and “Results of Operations—Income Taxes” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 3 and 14 to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus for further discussion on income taxes and related contingencies, including our provisional accounting and assessment of the effect of the Tax Cuts and Jobs Act of 2017 (“TCJA”).

We depend on our intellectual property, and have access to certain intellectual property and information of our customers and suppliers; infringement or failure to protect our intellectual property could adversely affect our future growth and success.
We rely on a combination of patents, trademarks, copyrights, trade secrets, nondisclosure agreements, customer and supplier agreements, license agreements, information technology security systems, internal controls and compliance systems and other measures to protect our intellectual property. We also rely on nondisclosure agreements, information technology security systems and other measures to protect certain customer and supplier information and intellectual property that we have in our possession or to which we have access. Our efforts to protect such intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. Our ability to protect and enforce our intellectual property rights also may be limited. In addition, we may be the target of competitor or other third-party patent enforcement actions seeking substantial monetary damages or seeking to prevent the sale and marketing of certain of our products or services. Our competitive position also may be adversely impacted by limitations on our ability to obtain possession of, and ownership or necessary licenses concerning, data important to the development or provision of our products or service offerings, or by limitations on our ability to restrict the use by others of data related to our products or services. Any of these events or factors could subject us to judgments, penalties and significant litigation costs or temporarily or permanently disrupt our sales and marketing of the affected products or services and could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.
Product and service quality issues could harm customer confidence in our company and our brands. If our product and service offerings do not meet applicable safety standards or our customers’ expectations regarding safety or quality, we could experience lost sales and increased costs and we could be exposed to legal, financial and reputational risks. Actual, potential or perceived product safety concerns could expose us to litigation as well as government enforcement action. In addition, if any of our products fail to perform as expected, we may be exposed to warranty and product liability claims.
We maintain strict quality controls and procedures. However, we cannot be certain that these controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects, which could require a product recall or field corrective action. Product recalls and field corrective actions can be expensive to implement, and may damage our reputation, customer relationships and market share. We have conducted product recalls and field corrective actions in the past, and may do so again in the future.
In many jurisdictions, product liability claims are not limited to any specified amount of recovery. If any such claims or contribution requests or requirements exceed our available insurance or if there is a product recall, there could be an adverse impact on our results of operations. In addition, a recall or claim could require us to review our entire product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and which could have a further adverse impact on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not experience any material warranty or product liability claim losses in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves to cover any recalls, repair and replacement costs.
We are subject to litigation, environmental, product safety and other legal and compliance risks.
We are subject to a variety of litigation, legal and compliance risks. These risks relate to, among other things, product safety, personal injuries, intellectual property rights, contract-related claims, taxes, environmental matters, employee health and safety, competition laws and laws governing improper business practices. If convicted or found liable in connection with such matters, we could be subject to significant fines, penalties, repayments and other damages (in certain cases, treble damages).
As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses. Uncertainty relating to laws or regulations may also affect how we operate, structure our investments and enforce our rights.
Changes in environmental and climate change related-laws, including laws relating to refrigerants, efficiency and greenhouse gas emissions, could require additional investments in product designs, which may be more expensive or difficult to manufacture, qualify and sell and/or may involve additional product safety risks, and could increase environmental compliance expenditures. Evolving climate change concerns or changes in regulations related to such concerns, including with respect to refrigerants, efficiency and greenhouse gas emissions, could subject us to additional costs and restrictions, such as increased energy and raw materials costs. Furthermore, various jurisdictions and regulators may take different approaches to and impose differing or inconsistent requirements under environmental and climate change-related laws, which may make it more costly or difficult for us to sell our products (including by requiring that we monitor such developments, incur increased test and certification costs, increase time-to-market and develop additional country-specific variants for certain products) or prevent us from selling certain products in certain geographic markets.
At times we are involved in disputes with private parties over environmental issues, including litigation over the allocation of cleanup costs, alleged personal injuries and property damage. Existing and future asbestos-related and other product liability claims could adversely affect our financial condition, results of operations and cash flows. Personal injury lawsuits may involve individual and purported class actions alleging that contaminants originating from our current or former products or operating facilities caused or contributed to medical conditions. Property damage lawsuits may involve claims relating to environmental damage or diminution of real estate values. Even in litigation where we believe our liability is remote, there is a risk that a negative finding or decision could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition, in particular with respect to environmental claims in regions where we have, or previously had, significant operations or where certain of our products have been used.
In addition, the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. The FCPA applies to companies, individual directors, officers, employees and agents. Under certain anti-corruption laws, U.S. companies also may be held liable for the actions of partners or representatives, including joint ventures. Certain of our customer relationships are with governmental entities and are, therefore, subject to the FCPA and other anti-corruption laws. Despite meaningful measures to ensure lawful conduct, which include training and internal controls, we may not always be able to prevent our employees or third-party agents or channel partners from violating the FCPA or other anti-corruption laws. As a result, we could be subject to criminal and civil penalties, disgorgement, changes or enhancements to our compliance measures that could increase our costs or other remedial actions. Moreover, we are subject to antitrust, anti-collusion and anti-money laundering laws in various jurisdictions throughout the world. Changes in these laws or their interpretation, administration and/or enforcement may occur over time, and any such changes may limit our future acquisitions or operations, or result in changes to our strategies, sales and distribution structures or other business practices. Though we have implemented policies, controls and other measures to prevent money laundering, collusion or anti-competitive behavior, our controls may not always be effective in preventing our employees, third-party agents or channel partners from violating anti-money laundering, antitrust or anti-collusion laws.
Violations of FCPA, antitrust, anti-money laundering or other anti-corruption or anti-collusion laws, or allegations of such violations, could disrupt our operations, cause reputational harm, involve significant management distraction and result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
We also must comply with various laws and regulations relating to the export of products, services and technology from the U.S. and other countries having jurisdiction over our operations. In the United States, these laws include, among others, the Export Administration Regulations administered by the U.S. Department of Commerce and embargoes and sanctions regulations administered by the U.S. Department of the Treasury. Restrictions on the export of our products could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

For a description of current material legal proceedings and regulatory matters, see “Business—Legal Proceedings” and Note 20 – Contingent Liabilities to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus.
We engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of businesses from, our current operations; therefore, we may not realize the anticipated benefits of these acquisitions and divestitures.
We seek to grow through strategic acquisitions in addition to organic growth. In the past several years, we have acquired various businesses and entered into joint venture arrangements in an effort to complement and expand our business. We expect to continue such pursuits in the future. Our due diligence reviews may not identify all of the material issues necessary to accurately estimate the cost and potential loss contingencies of a particular transaction, including potential exposure to regulatory sanctions resulting from an acquisition target’s previous activities. For example, we may incur unanticipated costs, expenses or other liabilities, or reduced sales, as a result of an acquisition’s violation of applicable laws, such as the FCPA or other anti-corruption laws outside of the United States. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges as well as expenses associated with eliminating duplicate facilities, litigation, and other liabilities. We may encounter difficulties in integrating acquired businesses with our operations, applying our internal controls to these acquired businesses, or in managing strategic investments. Additionally, we may not realize the degree or timing of benefits we anticipate when we first enter into a transaction. Any of the foregoing could adversely affect our business and results of operations. In addition, accounting requirements relating to business combinations, including the requirement to expense certain acquisition costs as incurred, may cause us to incur greater earnings volatility and generally lower earnings during periods in which we acquire new businesses.
We also make strategic divestitures from time to time. Our divestitures may result in continued financial exposure to the divested businesses, such as through guarantees, other financial arrangements, continued supply and services arrangements or through the retention of liabilities, such as for environmental and product liability claims. Under these arrangements, nonperformance by those divested businesses or claims against retained liabilities could result in obligations being imposed on us that could have a material adverse effect on our cash flows, results of operations, or financial condition.
The success of future acquisitions, divestitures and joint ventures will depend on the satisfaction of conditions precedent to such transactions and the timing of consummation of such transactions, which will depend in part on the ability of the parties to secure any required regulatory approvals in a timely manner, among other things. We may be required to recognize impairment charges for our goodwill and certain other intangible assets.
We may be required to recognize impairment charges for our goodwill and certain other intangible assets. Our other intangible assets primarily consists of trademarks. At September 30, 2020, the net carrying value of our goodwill and certain other intangible assets totaled $9.9 billion and $1.0 billion, respectively. In accordance with generally accepted accounting principles in the United States (“GAAP”), we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, planned or unexpected significant changes in the use of the assets, and sustained market capitalization declines may result in recognition of impairments to goodwill or certain other intangible assets. Any charges relating to such impairments could have a material adverse impact on our results of operations in the periods recognized.
We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all.
As of September 30, 2020, we had approximately $12 billion in aggregate principal amount of outstanding indebtedness. We may need additional financing for our general corporate purposes. For example, we may need funds to increase our investments in R&D activities, to make acquisitions or otherwise grow our business or refinance or repay existing debt. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers, suppliers or distributors or other significantly unfavorable changes in economic conditions. We may be unable to obtain additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to successfully develop or enhance products, fund our expansion or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds by issuing equity securities, our shareowners will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.
Failure to maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.
Carrier has been issued an investment grade credit rating by each of Moody’s Investors Services, Inc., Standard & Poor’s and Fitch Ratings. Despite these investment grade credit ratings, any future downgrades could increase the cost of borrowing under any indebtedness we may incur in connection with the distribution or otherwise, reduce market capacity for our commercial paper or require the posting of collateral under certain contracts. There can be no assurance that we will be able to maintain our credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to the capital markets.
Risks Related to the Separation
We have only operated as an independent company since April 3, 2020, the effective date of the distribution, and our historical financial information is not necessarily indicative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about Carrier in this prospectus for the period prior to April 3, 2020 refers to the Carrier Business as operated by and integrated with UTC. Our historical financial information included in this prospectus is derived from the combined financial statements and accounting records of UTC. Accordingly, the pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:
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Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, were historically satisfied through UTC’s corporate-wide cash management practices. Now that the separation has been completed, our results of operations and cash flows may be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

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Prior to the separation, our business was operated by UTC as part of its broader corporate organization, rather than as an independent company. UTC or one of its affiliates performed or helped perform various corporate functions for us, such as accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative functions. Our historical financial results reflect allocations of corporate expenses from UTC for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

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Historically, we shared economies of scale in costs, employees, vendor relationships and customer relationships, which enabled us to procure more advantageous arrangements with respect to, among other things, information technology, logistics, raw materials, facility management, travel services, fleet and professional services. As a stand-alone company, we may be unable to obtain similar arrangements to the same extent as UTC did, or on terms as favorable as those UTC obtained, prior to the completion of the separation.

•	The cost of capital for our business may be higher than UTC’s cost of capital prior to the separation.
•	Our historical financial information for the periods prior to April 3, 2020 does not reflect the debt that we incurred as part of the separation.
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As an independent public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act (“Sarbanes-Oxley”) and the Dodd-Frank Act and are required to prepare our stand-alone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations place significant demands on our management and on administrative and operational resources. Moreover, to comply with these requirements, we had to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from UTC. For additional information about the past financial performance of our business and the basis of presentation of the combined financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Statements of Operation,” “Selected Historical Combined Financial Data of Carrier,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included elsewhere in this prospectus.
Following the separation, our financial profile has changed, and we are a smaller, less diversified company than UTC prior to the separation.
Following the separation, Carrier is a smaller, less diversified company than UTC. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our sales, costs, and cash flows are diminished as a stand-alone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. As a stand-alone Company, we may also lose capital allocation efficiency and flexibility because we are no longer able to use cash flow from the UTC Aerospace Businesses or the Otis Business to fund our investments and operations.
We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (1) enabling our management to more effectively pursue its own distinct operating priorities and strategies, while also enhancing our operational agility through a more nimble organization; (2) permitting us to allocate our financial resources to meet the unique needs of our businesses, which will allow us to intensify our focus on distinct strategic priorities and to more effectively pursue our own distinct capital structures and capital allocation strategies; (3) affording us the ability to offer an independent equity security to the capital markets and enabling us to more flexibly pursue strategic opportunities more closely aligned with our strategic goals and expected growth opportunities; (4) permitting us to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely aligns management and employee incentives with specific business goals and objectives related to our businesses; and (5) allowing us to more effectively articulate a clear investment proposition to attract a long-term investor base suited to our businesses, growth profile and capital allocation priorities.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (1) we may lose capital allocation efficiency and flexibility as a stand-alone company because, for instance, we are no longer able to use cash flow from one of UTC’s other businesses to fund investments and operations; (2) we may be more susceptible to certain market fluctuations and other adverse events as a stand-alone company because our businesses are less diversified than UTC’s businesses prior to the completion of the distribution; (3) as a stand-alone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those UTC obtained prior to completion of the distribution; (4) we incurred substantial costs in connection with the separation, including accounting, tax, legal and other professional services costs, costs related to retaining and attracting business and operational relationships with customers, suppliers and other counterparties, recruiting and relocation costs associated with hiring key senior management personnel who are new to Carrier, costs to retain key management personnel, tax costs and costs to separate shared systems and other dis-synergy costs; and (5) under the terms of the tax matters agreement that we entered into with UTC and Otis, we are restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free transactions and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our businesses. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.
We have incurred, and we may incur additional, one-time and ongoing material costs as a result of the separation, which could adversely affect our profitability.
We have incurred, as a result of the separation, both one-time and ongoing costs that are greater than those incurred prior to the separation. These increased costs arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Exchange Act, Sarbanes-Oxley and the Dodd-Frank Act), and costs associated with accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative related functions, and it is possible that these costs will be material to our business.
We have incurred debt obligations, and we may incur additional debt obligations in the future, which could adversely affect our business and profitability and our ability to meet other obligations.
On February 10, 2020, we entered into a revolving credit agreement providing for a $2.0 billion unsecured, unsubordinated 5-year revolving credit facility (as amended, the “Revolving Credit Facility”) and a term loan credit agreement providing for a $1.75 billion unsecured, unsubordinated 3-year term loan credit facility (as amended, the “Term Loan Credit Facility”, and together with the Revolving Credit Facility, the “Credit Facilities”). Additionally, on February 27, 2020, we issued $9.25 billion of Old Notes, which consisted of Old Notes other than the Old 11-Year Notes. We also entered into a $2.0 billion unsecured, unsubordinated commercial paper program prior to the separation. Approximately $10.9 billion of the proceeds of such financings were used to distribute cash to UTC. As a result of such transactions, we had $11.4 billion in aggregate principal amount of outstanding indebtedness when the separation was completed. On June 19, 2020, we issued $750 million of Old 11-Year Notes. See “Description of Other Material Indebtedness.” As of September 30, 2020, we had approximately $12 billion in aggregate principal amount of outstanding indebtedness. We may also incur additional indebtedness in the future.
This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including: (1) requiring a substantial portion of our cash flow from operations to make interest payments; (2) making it more difficult to satisfy debt service and other obligations; (3) increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing; (4) increasing our vulnerability to general adverse economic and industry conditions; (5) reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business; (6) limiting our flexibility in planning for, or reacting to, changes in our business and the industry; (7) placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and (8) limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares.
As described in the section of this prospectus entitled “Description of Other Material Indebtedness,” the terms of our indebtedness contain covenants restricting our financial flexibility in a number of ways, including, among other things, restrictions on our ability and the ability of certain of our subsidiaries to incur liens, to make certain fundamental changes and to enter into sale and leaseback transactions. In addition, the Credit Facilities require that we not exceed a maximum consolidated total leverage ratio, subject to the amendments described in the “Description of Other Material Indebtedness” section. If we breach a restrictive covenant under any of our indebtedness, or an event of default occurs in respect of any of our indebtedness, our lenders may be entitled to declare all amounts owing in respect thereof to be immediately due and payable.
To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

After the separation, certain members of management, directors and shareowners own stock in UTC, Carrier and Otis, and as a result may face actual or potential conflicts of interest.
After the separation, certain members of management and the board of directors of each of UTC, Carrier and Otis own common stock in all three companies. This ownership overlap could create, or appear to create, potential conflicts of interest when the management and directors of one company face decisions that could have different implications for themselves and the other two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute regarding the terms of the agreements governing the separation and Carrier’s relationship with UTC and Otis thereafter. These agreements include the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or UTC may enter into in the future.
We could experience temporary interruptions in business operations and incur additional costs as we further develop information technology infrastructure and transition our data to our stand-alone systems.
We are in the process of further developing an IT infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems and functions UTC provided prior to the separation. We may experience temporary interruptions in business operations as we continue to develop this IT infrastructure, which could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in the combined financial statements.
We may not be able to engage in desirable capital-raising or strategic transactions following the separation.
Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its shareowners as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Carrier’s indemnity obligation described below, the tax matters agreement restricts us, for the two-year period following the distribution, except in specific circumstances, from: (1) entering into any transaction pursuant to which all or a portion of the shares of Carrier stock would be acquired, whether by merger or otherwise; (2) issuing equity securities beyond certain thresholds; (3) repurchasing shares of Carrier stock other than in certain open-market transactions; and (4) ceasing to actively conduct certain of our businesses. The tax matters agreement also prohibits us from taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) or for applicable non-U.S. income tax purposes. Further, the tax matters agreement imposes similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that we may otherwise believe to be in the best interests of our shareowners or that might increase the value of our business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
In connection with the separation into three independent public companies, each of UTC, Carrier and Otis has agreed to indemnify the other parties for certain liabilities. If we are required to pay under these indemnities to UTC and/or Otis, our financial results could be negatively impacted. Also, the UTC or Otis indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which UTC and Otis have been allocated responsibility, and UTC and/or Otis may not be able to satisfy their respective indemnification obligations in the future.
Pursuant to the separation agreement and certain other agreements among UTC, Carrier and Otis, each party has agreed to indemnify the other parties for certain liabilities as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide UTC and/or Otis are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that UTC and/or Otis has agreed to retain. The indemnities from UTC and Otis for our benefit may not be sufficient to protect us against the full amount of such liabilities, and UTC and/or Otis may not be able to fully satisfy their respective indemnification obligations. Any amounts we are required to pay pursuant to such indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business.
Moreover, even if we ultimately succeed in recovering from UTC or Otis, as applicable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, results of operations and financial condition.
UTC or Otis may fail to perform under various transaction agreements executed as part of the separation, or we may fail to have the necessary systems and services in place when the transition services agreement expires.
In connection with the separation and prior to the distribution, Carrier, Otis and UTC entered into the separation agreement and various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, and an intellectual property agreement (such other agreements are referred to herein as the “ancillary agreements”).
These agreements, together with the documents and agreements by which the internal reorganization of UTC was effected, determine the allocation of assets and liabilities among the companies following the separation and include indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by UTC for the benefit of Carrier and/or Otis and by Carrier and/or Otis for the benefit of UTC for a period of time after the separation. If UTC or Otis is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. We have created systems and services to replace many of the systems and services that UTC previously provided to us. However, we may not be successful in continuing to implement these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in continuing to transition data from UTC’s systems to ours.
The terms we received in our agreements with UTC or Otis may be less beneficial than the terms we could have otherwise received from unaffiliated third parties.
The agreements we entered into with UTC and Otis in connection with the separation, including the separation agreement, transition services agreement, tax matters agreement, employee matters agreement and intellectual property agreement, were prepared in the context of the separation while Carrier was still a wholly owned subsidiary of UTC. Accordingly, Carrier did not have a board of directors or a management team independent of UTC. In addition, certain of the terms in these agreements were provided for in, and were the result of negotiations between UTC and Raytheon in connection with, the Raytheon merger agreement. As a result of these factors, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of our stock or the stock of UTC (including pursuant to the Raytheon merger), we, as well as UTC, Otis and UTC’s shareowners, could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as UTC and Otis could be subject to significant tax liabilities. In certain circumstances, we could be required to indemnify UTC for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
The distribution was conditioned on, among other things, (1) the IRS ruling regarding certain U.S. federal income tax matters relating to the separation and distribution received by UTC remaining valid and satisfactory to the UTC Board of Directors and (2) the receipt by UTC and continued validity of an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Code. The IRS ruling and the opinion of counsel were based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC, Carrier and Otis, including those relating to the past and future conduct of UTC, Carrier and Otis. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel are inaccurate or not complied with by UTC, Carrier, Otis or any of their respective subsidiaries, the IRS ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of the IRS ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS ruling or the opinion of counsel was based are inaccurate or have not been complied with. In addition, the IRS ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. The opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by UTC of the IRS ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes (including by reason of the Raytheon merger) or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as UTC, Otis and UTC’s shareowners, could be subject to significant U.S. federal income tax liability.
If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, UTC would recognize a taxable gain as if it had sold the Carrier common stock in a taxable sale for its fair market value, and UTC shareowners who receive Carrier common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the distribution were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to UTC (but not its shareowners) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in UTC or Carrier. For this purpose, any acquisitions of UTC or Carrier shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although UTC or Carrier may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations). Further, for purposes of this test, even if the Raytheon merger were treated as part of such a plan, the Raytheon merger alone should not cause the distribution to be taxable to UTC under Section 355(e) of the Code because pre-Raytheon merger holders of UTC common stock owned over 50 percent of the UTC common stock immediately following the Raytheon merger. However, if the IRS were to determine that other acquisitions of UTC or Carrier stock, either before or after the distribution, were part of a plan or series of related transactions that included the distribution, such determination could result in significant tax liabilities to UTC.
In addition, as part of the separation, and prior to the Carrier distribution and the Otis distribution, UTC and its subsidiaries completed the internal reorganization, and UTC, Carrier, Otis and their respective subsidiaries incurred certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, UTC requested and obtained tax rulings in certain non-U.S. jurisdictions and/or opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and opinions were based upon and relied on, among other things, various facts and assumptions, as well as certain representations (including with respect to certain valuation matters relating to the internal reorganization), statements and undertakings of UTC, Carrier, Otis or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if UTC, Carrier, Otis or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event any such tax rulings and/or opinions cannot be obtained or the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, we, as well as UTC and Otis could be subject to significant tax liabilities.
Under the tax matters agreement entered into among UTC, Carrier and Otis in connection with the separation, Carrier is generally required to indemnify UTC and Otis for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from (1) an acquisition of all or a portion of the equity securities or assets of Carrier, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (2) other actions or failures to act by Carrier or (3) certain of Carrier’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel being incorrect or violated. Further, under the tax matters agreement, we are generally required to indemnify UTC and Otis for a specified portion of any taxes (and any related costs and other damages) (a) arising as a result of the failure of either of the distributions and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, Carrier, Otis or UTC or (b) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to any separation transaction that is not intended to qualify as a transaction that is generally tax-free. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting when required. While we successfully adhered to these laws and regulations as a subsidiary of UTC, we will need to continue to demonstrate our ability to manage our compliance with these laws and regulations as an independent, public company.
Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.
The allocation of intellectual property rights among us, UTC and Otis as part of the separation could adversely impact our competitive position and our ability to develop and commercialize certain future products and services.
In connection with the separation, we entered into an intellectual property agreement with UTC and Otis governing, among other things, the allocation of intellectual property rights related to our and their businesses. As a result of the separation and such allocation, we no longer have an ownership interest in certain intellectual property rights; instead, we are a non-exclusive licensee of such rights. This loss of the ownership of certain intellectual property rights could adversely affect our ability to maintain our competitive position through the enforcement of these rights against third parties that infringe these rights. In addition, we may lose our ability to license these rights to third parties in exchange for a license to such third parties’ rights that we may need to operate our business.
The terms of the intellectual property agreement also include cross-licenses among the parties of certain intellectual property rights owned by Carrier, Otis and UTC and needed for the continuation of the operations of the Carrier Business, Otis Business and the UTC Aerospace Businesses, respectively. The licenses granted to us by UTC and Otis are nonexclusive and, accordingly, UTC and Otis could license such licensed intellectual property rights to our competitors, which could adversely affect our competitive position in the industry. Moreover, our use of the intellectual property rights licensed to us by UTC and Otis is restricted to certain fields of use related to our business. The limited nature of such licenses, and the other rights granted to Carrier pursuant to the intellectual property agreement, may not provide us with all the intellectual property rights that UTC or Otis currently holds or may in the future hold that we may need as our business changes in the future. Accordingly, if we were to expand our business to include new products and services outside of our current fields of use, we may not have the benefit of such licenses for such new products or services. As a result, it may be necessary for us to develop our technology independently of such licensed rights, which could make it more difficult, time consuming and/or expensive for us to develop and commercialize certain new products and services.
Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.
In connection with the separation (including the internal reorganization), UTC completed several corporate reorganization transactions involving its subsidiaries which, along with the distribution, may be subject to various fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the separation, any entity involved in these reorganization transactions or the separation:
•
(1) was insolvent, was rendered insolvent by reason of the separation, or had remaining assets constituting unreasonably small capital, and (2) received less than fair consideration in exchange for the distribution; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured, then the court could void the separation and distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareowners to return to UTC some or all of the shares of Carrier common stock issued in the distribution, or require UTC or Carrier, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction and the applicable law. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities (including the probable amount of contingent liabilities), or if it incurred debt beyond its ability to repay the debt as it matures. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Carrier or any of its subsidiaries were solvent at the time of or after giving effect to the distribution.
Risks Related to the Exchange Notes
We have significant outstanding indebtedness, including the Old Notes and the Term Loan Credit Facility, and significant unused borrowing capacity under our Revolving Credit Facility. We may incur additional debt in the future. The terms of the Credit Facilities and the Indenture, and the terms of any future indebtedness may, restrict the activities of the company.
As of September 30, 2020, we had approximately $12 billion in aggregate principal amount of outstanding indebtedness. Prior to the separation, on February 10, 2020, the Company and its wholly-owned subsidiary, Carrier Intercompany Lending Designated Activity Company, as borrowers, entered into a credit agreement providing for the $2 billion unsecured, unsubordinated 5-year Revolving Credit Facility. As of September 30, 2020, there were no amounts outstanding under the Revolving Credit Facility. Also, on February 10, 2020, the Company, as borrower, entered into the $1.75 billion unsecured 3-year Term Loan Credit Facility. Prior to the separation, the Company drew the full $1.75 billion on the Term Loan Credit Facility. The proceeds from the

Term Loan Credit Facility and the issuance of the Old Notes, other than the Old 11-Year Notes, were used to distribute approximately $10.9 billion to UTC in connection with the separation.
The Credit Facilities and the Indenture impose restrictions on the Company and certain subsidiaries, including certain restrictions customary for financings of these types that, among other things, limit the ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. In addition, the Credit Facilities require the Company to comply with a maximum consolidated total net debt to EBITDA leverage ratio. On June 2, 2020, we entered into (i) Amendment No. 1 to the Revolving Credit Facility and (ii) Amendment No. 1 to the Term Loan Credit Facility, which amendments impose additional restrictions on the Company and certain subsidiaries. Pursuant to the amendments, the leverage ratio described above will not be tested until the test period ending on June 30, 2021 and increases the consolidated total net leverage ratio limit until December 31, 2021. Certain terms of the applicable credit facility were amended for a period beginning on the June 2, 2020 and ending on December 30, 2021 (the “Covenant Modification Period”) . The Company may terminate the Covenant Modification Period prior to December 30, 2021, subject to the satisfaction of certain conditions. Specifically, from June 2, 2020 until the earlier of (i) June 29, 2021 and (ii) the last day of the Covenant Modification Period, Carrier will not permit Liquidity (as defined in each amendment) to be less than $2.5 billion. Additionally, during the Covenant Modification Period, Carrier is subject to (a) limitations on the incurrence of subsidiary indebtedness, (b) limitations on the making of restricted payments, including the Company’s purchases of its ordinary shares and the amount of dividends it may pay, and (c) a “most favored nations” provision related to certain terms of any committed credit facility in an amount greater than $100 million.
The ability of the Company to comply with such restrictions and covenants may be affected by events beyond its control. If the Company breaches any of these restrictions or covenants and does not obtain a waiver from the lenders or holders, as applicable, then, subject to the applicable cure periods and conditions, any outstanding indebtedness under the Credit Facilities or the Indenture, as applicable, could be declared immediately due and payable. The Company may incur significantly more indebtedness in the future by drawing under the Revolving Credit Facility or otherwise.
The Indenture does not limit the Company’s indebtedness, prevent dividends or generally prevent highly leveraged transactions, and there are no financial covenants in the Indenture. As a result, we may incur additional debt, which could increase the risks associated with our substantial debt.
Neither the Company nor any of the Company’s subsidiaries are restricted from incurring additional unsecured debt or other liabilities, including additional unsubordinated debt, under the Indenture. If we incur additional debt or liabilities, the Company’s ability to pay the Company’s obligations on the Exchange Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted under the Indenture from paying dividends or issuing or repurchasing our securities. We declared a cash dividend of $0.08 per share on October 15 and expect to pay quarterly dividends in the future.
There are no financial covenants in the Indenture; per the immediately preceding risk factor, the Credit Facilities do contain financial covenants. Except for the covenants described in “Description of the Exchange Notes” there are no covenants or any other provisions in the Indenture which may afford you protection in the event of a highly leveraged transaction, including one that may or may not result in a change of control of Carrier.
Upon the occurrence of a Change of Control Triggering Event with respect to a series of Exchange Notes, unless we have exercised our right to redeem the Exchange Notes of such series by giving irrevocable notice on or prior to the 30th day after the Change of Control Triggering Event in accordance with the Indenture, each holder of the Exchange Notes of such series will have the right to require us to purchase the Exchange Notes as described under “Description of the Exchange Notes—Offer to Purchase Upon Change of Control Triggering Event.” However, the Change of Control Triggering Event provisions will not afford you protection in the event of certain highly leveraged transactions that may adversely affect you. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by us generally will not constitute a Change of Control that would potentially lead to a Change of Control Triggering Event. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the Exchange Notes. If any such transaction were to occur, the value of the Exchange Notes could decline.

Servicing our indebtedness requires a significant amount of cash and we may not generate sufficient cash flow from our business to pay our substantial indebtedness.
As of September 30, 2020, we had approximately $12 billion in aggregate principal amount of outstanding indebtedness.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Exchange Notes, depends on our future performance, which is subject to economic, financial, competitive, regulatory factors, as well as other factors beyond our control. The cash flow from operations in the future may be insufficient to service our indebtedness because of factors beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
We may not have sufficient cash to purchase the Exchange Notes upon a Change of Control Triggering Event.
As described under “Description of the Exchange Notes—Offer to Purchase Upon Change of Control Triggering Event,” we will be required to offer to purchase all of the Exchange Notes upon the occurrence of a Change of Control Triggering Event. We may not, however, have sufficient cash at that time or have the ability to arrange necessary financing on acceptable terms to purchase the Exchange Notes under such circumstances. In addition, our ability to purchase the Exchange Notes for cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. If we were unable to purchase the Exchange Notes upon the occurrence of a Change of Control Triggering Event, it would result in an event of default under each series of Exchange Notes, as applicable, under the Indenture.
An increase in market interest rates could result in a decrease in the relative value of the Exchange Notes.
In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value because the premium over market interest rates, if any, will decline. Consequently, if market interest rates increase, the market values of your Exchange Notes may decline. We cannot predict the future level of market interest rates.
Changes in our credit ratings may adversely affect the value of the Exchange Notes.
Any ratings assigned to the Exchange Notes could be lowered, suspended or withdrawn entirely by the rating agencies if, in each rating agency’s judgment, circumstances warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the Exchange Notes.
There is currently no market for the Exchange Notes, an active trading market may not develop for the Exchange Notes and we do not intend to apply to list the Exchange Notes on any securities exchange or for quotation in any automated dealer quotation system.
The Exchange Notes are a new issue of securities for which there currently is no established public market. We do not intend to apply for listing of the Exchange Notes on any securities exchange or to arrange for quotation of the Exchange Notes on any automated dealer quotation system. We cannot provide you with any assurance regarding whether trading markets for the Exchange Notes will develop, the ability of holders of the Exchange Notes to sell the Exchange Notes or the prices at which holders may be able to sell the Exchange Notes. If no active trading markets develop, you may be unable to resell the Exchange Notes at their fair market value or at any price. In addition, the liquidity of the trading market in the Exchange Notes and the market price quoted for the Exchange Notes may be adversely affected by changes in the overall market for securities and by changes in our financial performance or prospects or changes in the financial performance or prospects of companies in our industry. In addition, such market-making activities may be limited during the exchange offers or while the effectiveness of a registration statement is pending.
If trading markets for any of the Exchange Notes do develop, changes in our credit ratings or the debt markets could adversely affect the market prices of the Exchange Notes. The prices for the Exchange Notes will depend on many factors, including, among others:

•	our credit ratings with major credit rating agencies;
•	the prevailing interest rates being paid by other companies similar to us;
•	our financial condition, financial performance, operating results, cash flows and future prospects; and
•	the overall condition of the financial markets.
Certain covenants in the Indenture apply to property that has been determined to be a Principal Property, however, neither the Company nor any of the Company’s Wholly-Owned Domestic Manufacturing Subsidiaries currently has any property that has been determined to be a Principal Property under the Indenture.
The Indenture includes covenants that will, among other things, limit our ability and the ability of our Wholly-Owned Domestic Manufacturing Subsidiaries to create, incur, issue or assume any indebtedness secured by any mortgage, lien, encumbrance or security interest on and enter into sale and leaseback transactions with respect to Principal Properties, subject to certain important qualifications and limitations. However, as of the date of this prospectus, neither the Company, nor any of the Company’s Wholly-Owned Domestic Manufacturing Subsidiaries has any property that constitutes a Principal Property under the Indenture.
Our Board of Directors has broad discretion to determine that a property is not a Principal Property and therefore not subject to certain covenants in the Indenture.
The Indenture includes covenants that, among other things, limit the Company’s ability and the ability of its Wholly-Owned Domestic Manufacturing Subsidiaries to create, incur, issue or assume any indebtedness secured by any mortgage, lien, encumbrance or security interest on and enter into sale and leaseback transactions with respect to Principal Properties, subject to certain important qualifications and limitations. The Indenture provides that a Principal Property means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by the Company or any of its Wholly-Owned Domestic Manufacturing Subsidiaries and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date the determination as to whether a property is a Principal Property is being made, is an amount which exceeds 1% of the consolidated net total assets of the Company and its consolidated subsidiaries, subject to certain exceptions. Under the terms of the Indenture, our Board of Directors may determine from time to time after the issuance of the Exchange Notes that any such property is not a Principal Property, and, therefore, such property is not subject to the covenants in the Indenture.
The Exchange Notes will not be guaranteed by any of the Company’s subsidiaries and will be structurally subordinated to any existing or future preferred stock, indebtedness, guarantees and other liabilities of the Company’s respective subsidiaries.
The Exchange Notes will be obligations exclusively of the Company. Additionally, the Exchange Notes will not be guaranteed by any of the Company’s subsidiaries. As a result, the Exchange Notes will be structurally subordinated to existing or future preferred stock, indebtedness, guarantees and other liabilities, including trade payables, of our subsidiaries. The Indenture does not restrict us or our subsidiaries from incurring substantial additional indebtedness in the future.
As of September 30, 2020, our subsidiaries had approximately $309.0 million in aggregate principal amount of outstanding indebtedness.
Our subsidiaries are separate and distinct legal entities from the Company and have no obligation to pay any amounts due on the Exchange Notes or to provide us with funds to meet the respective payment obligations on the Exchange Notes. Any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions and will be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation, or similar reorganization, and therefore the rights of the holders of the Exchange Notes to participate in those assets, will be structurally subordinated to the claims of such subsidiaries’ creditors, including trade creditors, and all existing and future indebtedness and other liabilities of such subsidiaries.
Our credit ratings may not reflect all risks of your investment in the Exchange Notes.
Any credit ratings assigned or that will be assigned to the Exchange Notes are limited in scope, and do not address all material risks relating to an investment in the Exchange Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant.
Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the Exchange Notes and increase our corporate borrowing costs.
We may choose to redeem the Exchange Notes of certain series prior to maturity.
We may redeem some or all of the Exchange Notes at any time and from time to time. See “Description of the Exchange Notes—Optional Redemption.” Although the Exchange Notes contain provisions designed to compensate you for the lost value of such Exchange Notes if we redeem some or all of such Exchange Notes prior to maturity, such provisions only approximate this lost value and may not adequately compensate you. Furthermore, depending on prevailing interest rates at the time of any such redemption, you may not be able to reinvest the redemption proceeds in a comparable security (including with comparable ratings) at an interest rate as high as the interest rate of the Exchange Notes being redeemed or at an interest rate that would otherwise compensate you for any lost value as a result of any redemption of Exchange Notes.
Risks Related to this Exchange
You may have difficulty selling the Old Notes that you do not exchange.
If you do not exchange your Old Notes for Exchange Notes in the exchange offers, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on your Old Notes, and we will not be required to offer another opportunity for you to exchange your Old Notes for registered notes except in limited circumstances. The restrictions on transfer of your Old Notes arise because Carrier issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may offer or sell the Old Notes only if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from these requirements. We do not intend to register the Old Notes under the Securities Act. We may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered Old Notes. To the extent Old Notes are tendered and accepted in the exchange offers, the trading market, if any, for the remaining Old Notes would likely be adversely affected. See “Terms of the Exchange Offers—Consequences of Failure to Exchange” for a discussion of the possible consequences of failing to exchange your Old Notes.
Because we anticipate that most holders of Old Notes will elect to exchange their Old Notes, we expect that the liquidity of the market for any Old Notes remaining after the completion of the exchange offers will be substantially limited. Any Old Notes tendered and exchanged in the exchange offers will reduce the aggregate principal amount of the Old Notes of the applicable series outstanding. Following the exchange offers, if you do not tender your Old Notes you generally will not have any further registration rights, and your Old Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.
Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.
Any broker-dealer that exchanges its Old Notes in the exchange offers for the purpose of participating in a distribution of the Exchange Notes, or resells Exchange Notes that were received by it for its own account in the exchange offers, may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the Exchange Notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.
In addition to broker-dealers, any noteholder that exchanges its Old Notes in the exchange offers for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder.

You must comply with the exchange offer procedures in order to receive freely tradable Exchange Notes.
Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offers will be made only if such tenders comply with the exchange offer procedures described herein, including the timely receipt by the exchange agent of book-entry transfer of Old Notes into such exchange agent’s account at DTC, as depositary, including an agent’s message. We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. The method of delivery of Old Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders of the Old Notes.
Consummation of the exchange offers may not occur.
Each of the exchange offers is subject to the satisfaction of certain conditions. See “Terms of the Exchange Offers—Conditions to the Exchange Offers.” Even if the exchange offers are completed, they may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offers may have to wait longer than expected to receive their Exchange Notes, during which time such holders will not be able to effect transfers of their Old Notes tendered in the exchange offers. Until we announce whether we have accepted valid tenders of Old Notes for exchange pursuant to one of the exchange offers, no assurance can be given that such exchange offer will be completed. In addition, subject to applicable law and as provided in this prospectus, we may, in our sole discretion, extend, re-open, amend, waive any condition of or terminate any of the exchange offers at any time before our announcement of whether we will accept valid tenders of Old Notes for exchange pursuant to such exchange offer, which we expect to make as soon as reasonably practicable after the expiration date.

USE OF PROCEEDS
Carrier will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, Carrier will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the Exchange Notes will be retired and cancelled, and, as such, the issuance of the Exchange Notes will not result in any increase in Carrier’s indebtedness.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF CARRIER
The following selected historical combined financial data reflect the combined operations of Carrier. The historical combined statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the related historical combined balance sheet data as of December 31, 2019 and 2018 have been derived from Carrier’s audited combined financial statements and the accompanying notes included in the “Index to Financial Statements” section of this prospectus. The historical combined balance sheet data as of December 31, 2017 was derived from our historical audited combined balance sheet not included in this prospectus. The selected unaudited historical combined financial data as of, and for each of, the years ended December 31, 2016 and 2015 was derived from our underlying financial records, which were derived from the financial records of UTC. The selected unaudited historical combined financial data for each of the three months ending March 31, 2019, June 30, 2019, September 30, 2019, December 31, 2019, and March 31, 2020 was derived from our underlying financial records, which were derived from the financial records of UTC. The selected unaudited historical consolidated financial data for the three months ended June 30, 2020 and September 30, 2020 was derived from the reported results of Carrier as an independent company. In management’s opinion, the unaudited combined financial data has been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the selected historical combined financial data for the periods presented.
Our audited historical combined financial statements include certain expenses of UTC that were allocated to us for certain functions, including general corporate expenses related to finance, legal, insurance, compliance, employee benefits and incentives, information technology and human resources services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis with UTC and Otis of net sales, headcount or other measures when applicable. We believe the basis on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Nevertheless, such allocations may not represent the actual expenses that we may have incurred if Carrier had been an independent public company during the periods or at the dates presented. As such, the combined financial statements do not necessarily reflect what our financial condition and results of operations would have been had Carrier operated as an independent public company during the periods or at the dates presented.
The selected historical combined financial data below are not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included in the “Index to Financial Statements” section of this prospectus.
(dollars in millions)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
For The Year
Net sales	$18,608	$18,914	$17,814	$16,853	$16,709
Research and development	401	400	364	351	325
Restructuring costs	126	80	111	65	108
Operating profit(1)	2,491	3,637	3,030	2,760	2,563
Net income(2)	2,155	2,769	1,267	1,900	1,837
Net income attributable to Carrier Global Corporation	2,116	2,734	1,227	1,854	1,782
Capital expenditures	$243	263	326	340	261
(1)
2019 operating profit includes a charge of $108 million related to the impairment of an equity investment. 2018 operating profit includes a $799 million pre-tax gain on the sale of the Taylor business, and 2017 operating profit includes a $379 million pre-tax gain on the sale of our investment in Watsco, Inc.

(2)
2019 net income includes a tax benefit of $149 million as a result of the filing by a subsidiary of Carrier to participate in an amnesty program offered by the Italian Tax Authority and conclusion of a U.S. income tax audit. 2018 net income includes a charge of $102 million related to future non-U.S. taxes associated with anticipated future repatriation of non-U.S. earnings. 2017 net income includes unfavorable net tax charges of approximately $799 million related to U.S. tax reform legislation enacted in December 2017.

(dollars in millions)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
At Year End
Working capital(3)	$1,490	$1,643	$1,750	$1,693	$1,749
Total assets(4)	22,406	21,737	21,985	20,981	20,693
Total liabilities(4)	7,971	7,468	7,201	5,844	5,745
Number of employees	52,635	54,384	54,998	56,475	55,058
(3)	Working capital is defined as current assets less current liabilities.
(4)	The increase in total assets and total liabilities in 2019 primarily relates to the adoption of ASU No. 2016-02—Leases (Topic 842), which Carrier adopted as of January 1, 2019.
Selected Quarterly Financial Data (Unaudited)
This registration statement does not include selected quarterly financial data for fiscal year 2018. The Company has determined that there were no material transactions or material trends that would be reflected in selected quarterly financial data for fiscal year 2018 that are not reflected in our annual financial data for fiscal year 2018, which is included in this registration statement. In making this determination, the Company considered, among other things, that during fiscal year 2018, seasonality related to our residential HVAC business was consistent year-over-year and the Company recorded a $799 million pre-tax gain on the divestiture of the Taylor business in the quarter ended June 30, 2018, which transaction is disclosed in our 2018 annual financial statements.
	2020 Quarters			2019 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	First	Second	Third	Fourth
Net sales	$3,888	$3,972	$5,002	$4,323	$4,962	$4,822	$4,501
Gross margin	1,122	1,141	1,561	1,226	1,474	1,446	1,273
Operating profit(1)	315	442	1,081	500	805	629	557
Net income from operations(2)	102	269	748	403	794	504	454
Net income attributable to common shareowners	96	261	741	400	784	492	440
Earnings per share attributable to common shareowners:
Basic	$0.11	$0.30	$0.86	$0.46	$0.91	$0.57	$0.50
Diluted	$0.11	$0.30	$0.84	$0.46	$0.91	$0.57	$0.50
(1)
Operating profit for the third quarter of 2020 includes a $252 million pre-tax gain related to the sale of 9.25 million B shares of Beijer Ref AB (“Beijer”) which represented 19.7% of Carrier’s holdings in Beijer which Carrier accounts for as an equity method investment. Operating profit for the third quarter of 2019 includes a charge of $108 million related to the impairment of an equity investment.

(2)
Net income for the second quarter of 2019 includes a tax benefit of $149 million as a result of the filing by a subsidiary of Carrier to participate in an amnesty program offered by the Italian Tax Authority and conclusion of a U.S. income tax audit.

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
Overview
Effective as of 12:01 a.m., New York City time, on April 3, 2020, UTC completed the separation of Carrier through the distribution of all of Carrier’s issued and outstanding shares of common stock to UTC shareowners as of the close of business on March 19, 2020.
In conjunction with the separation and the distribution, UTC, Carrier and Otis entered into the separation and distribution agreement, tax matters agreement and other agreements (together, the “separation agreements”). Through the separation agreements, Carrier recognized certain assets and liabilities that may be due from or to UTC subsequent to the separation and the distribution.
The separation and the distribution and the assets and liabilities resulting from the separation agreements, described above, are collectively referred to as the “Separation, Distribution and Related Transactions” in this section.
Pro Forma Statements of Operations
While the historical statements of operations reflect the past financial results of Carrier, this unaudited pro forma information gives effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the Separation, Distribution and Related Transactions include:
•	the elimination of non-recurring costs included within our historical results which were driven by separation activities;
•	the incurrence of interest and amortization of issuance costs related to indebtedness incurred in connection with the separation and the distribution;
•	the elimination of the non-service pension benefit historically allocated to us for a UTC-sponsored defined-benefit pension plan; and
•	the impact of the separation agreements and the provisions contained therein.
The unaudited pro forma statements of operations were prepared in accordance with Article 11 of Regulation S-X and include certain adjustments to give effect to events that are (1) directly attributable to the Separation, Distribution and Related Transactions, (2) factually supportable and (3) expected to have a continuing impact on the consolidated results of the operations of Carrier.
The unaudited pro forma statements of operations have been prepared as though the separation and the distribution occurred on January 1, 2019. As of September 30, 2020, the impact of the Separation, Distribution and Related Transactions is reflected in our financial position, and accordingly, a pro forma balance sheet as of September 30, 2020 is not presented. The unaudited pro forma statements of operations are for illustrative purposes only and do not reflect what our results of operations would have been had the separation and the distribution occurred on the date indicated and are not necessarily indicative of our future results of operations. One-time transaction-related costs incurred prior to, or concurrent with, the Separation, Distribution and Related Transactions are not included in the unaudited pro forma statements of operations. Carrier has and will continue to incur certain nonrecurring third-party costs related to the Separation, Distribution and Related Transactions. Such nonrecurring amounts include financial advisory, information technology, legal, accounting, consulting and other professional advisory fees and other transaction-related costs that will not be capitalized. The unaudited pro forma statements of operations do not reflect these nonrecurring expenses.
The unaudited pro forma financial information should be read in conjunction with our financial statements and the accompanying notes in the “Index to Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The unaudited pro forma financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2019
(Dollars in millions, except per share amounts; shares in millions)	Historical	Pro Forma Adjustments (Note 2)		Pro Forma Year Ended December 31, 2019
Net sales:
Product sales	$15,360	$—		$15,360
Service sales	3,248	—		3,248
	18,608	—		18,608
Costs and expenses:
Cost of products sold	10,890	—		10,890
Cost of services sold	2,299	—		2,299
Research and development	401	—		401
Selling, general and administrative	2,761	(46)	(A) (F)	2,715
	16,351	(46)		16,305
Equity method investment net earnings	236	—		236
Other (expense) income, net	(2)	5	(A)	3
Operating profit	2,491	51		2,542
Non-service pension benefit	(154)	81	(H)	(73)
Interest (income) expense, net	(27)	372	(E) (G)	345
Income from operations before income taxes	2,672	(402)		2,270
Income tax expense	517	(62)	(B)	455
Net income	$2,155	$(340)		$1,815
Less: Noncontrolling interest in subsidiaries’ earnings	39	—		39
Net income attributable to Carrier Global Corporation	$2,116	$(340)		$1,776

Earnings per common share
Basic			(C)	$2.05
Diluted			(D)	$2.03
Weighted-average common shares outstanding
Basic			(C)	866.2
Diluted			(D)	872.8
See accompanying notes to the Unaudited Pro Forma Statements of Operations.

Unaudited Pro Forma Statement of Operations
For the Nine Months Ended September 30, 2020
(Dollars in millions, except per share amounts; shares in millions)	Historical	Pro Forma Adjustments (Note 2)		Pro Forma Nine Months Ended September 30, 2020
Net sales:
Product sales	$10,615	$—		$10,615
Service sales	2,247	—		2,247
	12,862	—		12,862
Costs and expenses:
Cost of products sold	7,464	—		7,464
Cost of services sold	1,574	—		1,574
Research and development	292	—		292
Selling, general and administrative	2,010	(92)	(A)	1,918
	11,340	(92)		11,248
Equity method investment net earnings	148	—		148
Other income (expense), net	168	—		168
Operating profit	1,838	92		1,930
Non-service pension benefit	47	—		47
Interest (expense) income, net	(206)	(51)	(E)	(257)
Income from operations before income taxes	1,679	41		1,720
Income tax expense	560	(41)	(B)	519
Net income from operations	$1,119	$82		$1,201
Less: Non-controlling interest in subsidiaries’ earnings from operations	21	—		21
Net income attributable to common shareowners	$1,098	$82		$1,180

Earnings per share
Basic	$1.27		(C)	$1.36
Diluted	$1.25		(D)	$1.35
Weighted-average number of shares outstanding
Basic	866.3		(C)	866.3
Diluted	876.2		(D)	876.2
See accompanying notes to the Unaudited Pro Forma Statements of Operations.

NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
Note 1: Basis of Presentation
The accompanying unaudited pro forma statements of operations are presented for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by Carrier if the Separation, Distribution and Related Transactions had been consummated for the periods presented or that will be achieved in the future.
In addition, for the periods presented in the Unaudited Pro Forma Statements of Operations, the operations of Carrier were conducted and accounted for as part of UTC until the separation and the distribution on April 3, 2020 and as a stand-alone public company after the separation and the distribution. Prior to the separation and the distribution, the historical statements of operations and Unaudited Pro Forma Statements of Operations of Carrier have been derived from UTC’s historical accounting records and reflect certain allocations of expenses for the periods prior to the Separation, Distribution and Related Transactions. All of the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable. For the periods subsequent to the Separation, Distribution and Related Transactions, the results reflect the operations of Carrier as a stand-alone public company. The Unaudited Pro Forma Statements of Operations of Carrier do not necessarily represent the results of operations of Carrier had it been operated as a stand-alone company during the periods presented.
Incremental recurring costs of being a stand-alone public company, other than those incurred in the periods presented, are not reflected in the Unaudited Pro Forma Statement of Operations for the nine months ended September 30, 2020 as they are a projection and are not factually supportable. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $75 million to $95 million greater than the expenses historically allocated to us from UTC, and primarily relate to general and administrative expenses.
For the nine months ended September 30, 2020, we have incurred non-recurring costs associated with becoming a stand-alone public company of approximately $92 million. We currently estimate that we will incur total one-time expenses before tax of between $120 million and $140 million associated with becoming a stand-alone public company. The accompanying Unaudited Pro Forma Statements of Operations are adjusted for these expenses as they are not expected to have a continuing impact on the operating results following the consummation of the Separation, Distribution and Related Transactions.
These expenses primarily relate to the following:
•	accounting, tax and other professional service costs pertaining to the separation and our establishment as a stand-alone public company;
•	facility relocation costs;
•	costs to separate information systems; and
•	costs of retention bonuses.
Note 2: Pro Forma Adjustments
(A) Reflects the removal of approximately $92 million and approximately $58 million for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively, of one-time separation costs directly related to the Separation, Distribution and Related Transactions that were incurred during the historical periods and are not expected to have a continuing impact on the operating results now that the distribution has occurred.
(B) For the nine months ended September 30, 2020, the adjustment represents (1) the removal of non-recurring tax expenses of $51 million related to a valuation allowance recorded against a tax loss and credit carryforward as a result of separation-related activities and (2) the income tax impact of $10 million related to the pro forma adjustments for the nine months ended September 30, 2020, primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax pro forma adjustments. For the year ended December 31, 2019, the $62 million adjustment represents the income tax impact of the pro forma adjustments for that period, primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax pro forma adjustments.

(C) For the nine months ended September 30, 2020, pro forma basic earnings per share and pro forma weighted-average basic shares outstanding reflect the number of shares of Carrier common stock upon completion of the Separation, Distribution and Related Transactions and the activity in outstanding shares post the Separation, Distribution, and Related Transactions. For the year ended December 31, 2019, pro forma basic earnings per share and pro forma weighted-average basic shares outstanding reflect the number of shares of Carrier’s common stock outstanding at the distribution date.
(D) Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the number of shares of Carrier common stock upon completion of the Separation, Distribution and Related Transactions and reflect the issuance of shares of our common stock under our equity plans. For the year ended December 31, 2019, the pro forma weighted-average diluted shares have been presented as if they have been outstanding from January 1, 2019.
(E) On February 27, 2020, we issued $9.25 billion of unsubordinated, unsecured Old Notes, which consisted of Old Notes other than the Old 11-Year Notes, and on March 27, 2020 we drew $1.75 billion on our unsecured, unsubordinated Term Loan Credit Facility. The adjustment of $51 million for the nine months ended September 30, 2020 represents estimated interest expense and amortization of issuance costs related to the Old Notes (other than the Old 11-Year Notes) for the period from January 1, 2020 through February 26, 2020 and for the Term Loan Credit Facility from January 1, 2020 through March 26, 2020. From the dates of issuance through September 30, 2020, interest expense related to the Old Notes and Term Loan Credit Facility is included in our historical results. The adjustment of $336 million for the year ended December 31, 2019 represents approximately $330 million of interest expense based on an assumed weighted-average interest rate of approximately 3.00 percent and approximately $6 million of amortization of issuance costs in connection with the incurrence of debt. A 1/8 percent variance in the assumed interest rate on the floating rate indebtedness would change annual interest expense by $2 million.
(F) Reflects depreciation expense of $7 million for the year ended December 31, 2019 related to fixed assets that were not part of our historical operations and were contributed by UTC to us prior to the separation.
(G) The adjustment of $36 million for the year ended December 31, 2019 represents the elimination of net related party interest income, principally related to legacy related party cash pooling activity.
(H) Primarily reflects the removal of Non-service pension benefit historically allocated to us for a UTC-sponsored defined-benefit pension plan. No portion of this plan transferred to us upon the separation and our employees no longer accrue additional benefits. The remaining Non-service pension benefit relates to pension plans retained by Carrier.

BUSINESS
Our Company
Carrier is a leading global provider of HVAC, refrigeration and fire and security solutions. Our innovative solutions promote smarter, safer and more sustainable buildings and infrastructure, and help to effectively preserve the freshness, quality and safety of perishables across a wide variety of industries. Our comprehensive range of products and services, reputation for quality and innovation, and our industry-leading brands make us a trusted provider for our customers’ critical applications in the construction, transportation, security, food retail, pharmaceutical and other industries.
Our company is built on a legacy of innovation, beginning with its founders—Willis Carrier, who designed the world’s first modern air conditioning system; Robert Edwards, who patented the first electric alarm bell; and Walter Kidde, who produced the first integrated smoke detection and carbon dioxide extinguishing system for use onboard ships. This culture of innovation supports our core strategy of developing smart, sustainable and efficient solutions to meet the complex challenges resulting from the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the needs of our growing global population, rising standards of living and increasing energy and environmental regulation. The iconic Carrier brand, with its reputation for innovation and quality, is complemented by our other strong brands, including Automated Logic, Carrier Transicold, Edwards, GST, Kidde, LenelS2 and Marioff.
We believe that growth in our businesses is supported by favorable secular trends, including the mega-trends discussed above, which underpin growth across our HVAC, Refrigeration and Fire & Security businesses. We also believe that we are well positioned to benefit from these long-term trends as a result of the strength of our industry-leading brands and track record of innovation.
We have an extensive global footprint with approximately 55,000 employees, including approximately 3,900 engineers, and our solutions are sold in 155 countries. We sell our products and services directly to end customers and indirectly through distributors, independent sales representatives, wholesalers, dealers, channel partners and retail outlets.
For the year ended December 31, 2019, our net sales were approximately $18.6 billion, and our operating profit was approximately $2.5 billion. Our net sales for the year ended December 31, 2019 were derived from the Americas (55 percent), Europe-Middle East (30 percent) and Asia-Pacific (15 percent). Our international operations, including U.S. export sales, represented approximately 52 percent of our net sales for the year ended December 31, 2019. During the same period, new equipment and service and aftermarket contributed 72 percent and 28 percent, respectively, of our net sales excluding inter-segment eliminations.

(1)	Excluding inter-segment eliminations.

Our Strengths
We believe that Carrier is differentiated by our industry-leading portfolio of iconic brands, comprehensive product and service offerings and reputation for innovation and quality, which make us a trusted provider to our customers across a wide range of growing markets and channels for commercial and residential building, industrial and smart cold chain applications. Our competitive strengths include:
Portfolio of iconic brands and leading segment positions. Our iconic and enduring brands are among the most recognized in their respective industries. Individually, many of our brands are leaders within their respective segments and we believe that, collectively, they represent a uniquely positioned portfolio of trusted assets that, together with our ability to provide comprehensive, state-of-the-art solutions, make us a supplier and business partner of choice.
Extensive and diversified portfolio of solutions, industries and customers. We have a comprehensive and diverse set of products and services in many industries. While many of our products and brands are leaders in their respective industries, our business model is not dependent on any single product, brand, industry or customer. Our products solve different problems for a diverse set of customers in a range of applications and locations, while benefiting from our fundamental operational strategies and focus on innovation. The diversity of our product and service offerings better qualifies us to be a supplier of choice for a comprehensive range of solutions, while mitigating potential short-term headwinds in particular locations, applications or industries.
Global scale and presence in developing and growth markets. We believe that our global scale and comprehensive offering of products and services provide us with advantages over other providers with respect to design, manufacturing, sourcing, sales and marketing. Our understanding of local conditions, regulations and customer needs helps position us to focus on attractive verticals and geographies and respond more rapidly to changing regulatory requirements. This knowledge also enables us to take learnings, technologies and products developed for one region or customer and apply them to others, driving further growth and creating value for our stakeholders. Many of the geographical, product or service markets in which we currently operate, including China, India, Vietnam and other developing countries in Southeast Asia, are experiencing long-term sustained growth. These countries have high growth potential due to increasing demand for our products and services from currently low penetration rates, rising living standards and consumption, and increasing regulatory emphasis on safety, energy efficiency and the environment. Our global scale, presence and extensive distribution network create opportunities for targeted geographic expansion of our product and service offerings, allow us to serve a diversified customer base and provide exposure to short- and long-cycle end markets.
Strong, long-term distribution relationships. We have long-term relationships with an extensive network of channel partners that uniquely position us to meet customers’ demands across the industries and geographies we serve. In many instances, these relationships have been forged over decades of selling HVAC, refrigeration, fire and security products to provide tailored solutions for a variety of customers and applications. We also have a number of joint venture arrangements and strategic relationships with our channel partners that align our respective incentives and facilitate our collective ability to win new business. We believe that we share a trust, relationship and mutual respect with our channel partners that is unmatched in our industry. These deep relationships are the product of decades of effort, extensive personal connections and a long history of dedicated performance and satisfied expectations. The strength of our relationships with our channel partners, our channel partners’ relationships with end users and the breadth of our distribution network, provide us with an important competitive advantage and help make Carrier a provider of choice even when we do not sell directly to the end user.
Proven track record of innovation with focus on world mega-trends. We have a strong history of innovation across all of our segments and our current priorities include solutions to address the challenges presented by the mega-trends of urbanization, climate change and the food needs of our growing global population. Since 2014, we have grown our engineering team globally by approximately 30 percent to approximately 3,900 engineers. We hold approximately 7,000 active patents and/or pending patent applications worldwide to protect our R&D investments in new products and services. In the last two years, we introduced over 200 new products. Our recent innovations include a suite of digital HVAC solutions that improve on-demand customer engagement, as well as visibility into system performance and remote management; combining carbon dioxide as a natural refrigerant with energy-efficient technology to reduce the carbon footprint of marine container refrigeration applications; and the first multi-criteria smoke detector to receive the UL 268 (7th edition) Standard for Safety of Smoke Detectors and Fire Alarm Systems certification. Innovation in our product portfolio is a strong driver of continued growth as customers increasingly value energy efficiency, sustainability and digitally-connected building systems. These factors are an important aspect of customers’ buying decisions and serve as key differentiators for Carrier.
Sizable service and aftermarket business drives growth. By virtue of our global scale and market tenure, we have one of the largest installed bases in many of the industries we serve, which enables us to drive recurring revenue streams from the sale of repair and maintenance services, parts, components, and end of lifecycle product replacements that are required for installed products. Our sales of other value added recurring and non-recurring services provide additional revenue streams over and above sales derived from our equipment business. In 2019, approximately 28 percent of our net sales were generated by service and aftermarket.
Attractive financial profile underpinned by strong margins and operating cash flow. We benefit from attractive margins and a track record of strong cash flow generation. In 2018 and 2019, our operating margins have consistently been over 13 percent, a level maintained through the reputational strength of our brands and our culture of operational efficiency. We also benefit from the low capital intensity of our businesses, which has contributed to our track record of generating strong operating cash flow. Over the past two years, our capital expenditures averaged approximately 1.3 percent of net sales and we generated a cumulative $4.1 billion of operating cash flow.
Experienced management team and skilled workforce. Our strategy is driven by an experienced global leadership team and implemented by skilled operating teams with approximately 55,000 employees worldwide, including approximately 3,900 engineers. Our global workforce, of which approximately 80 percent is located outside the United States, reflects our deep regional knowledge and enables us to maintain close relationships with our customers. Our leadership team includes executives who have deep industry expertise, as well as executives who have extensive experience driving growth and operational excellence across different businesses. This combination of collective industry experience and strong leadership supports our ability to successfully implement our business strategies.
Our Strategies
We intend to continue to grow by serving our diverse industries, geographies and customer bases with a broad range of solutions to address the complex challenges resulting from global mega-trends and by innovating ahead of regulatory requirements. Our key strategies include both a sustained focus on growth opportunities as well as a commitment to establishing a best-in-class cost structure as a stand-alone company, encompassing the following elements:
Focus on growth
Drive organic growth in existing served markets through technology and innovation. We plan to maintain our proven track record of innovation by leveraging our culture dedicated to designing smarter, more connected and more sustainable environments; our industry-leading brands; and our long-term relationships with channel partners and customers to provide solutions tailored for growing verticals and applications in the markets we serve. For example, in HVAC, through enhanced engagement with enterprise account owners and operators in key vertical segments, we are utilizing our broad building system offerings to provide innovative, intelligent building solutions to address our customers’ needs for energy efficiency, safety, security and an improved occupant experience. Our R&D efforts are focused on growing our products and services across our segments—we continue to invest in innovation and intend to continue to work closely with our distribution partners to offer best-in-class products and solutions that anticipate customer needs related to refrigerants, efficiency, emissions, noise levels and safety. As customer demands for more sustainable and connected equipment continue to evolve, our ability to innovate and provide cutting-edge products and technologies is key to our continued success and ability to grow our businesses. Our innovation efforts are supported by R&D investments, which were approximately 2.2 percent of net sales in 2019.
Invest for growth in attractive geographies. We believe that we are well positioned to expand our product, service and aftermarket offerings in a number of attractive geographies that have significant potential for substantial growth. Long-term growth opportunities in these geographies are supported by durable global mega-trends. We plan to leverage the scale of our global operations, the strength of our iconic brands and our proven track record in creating valuable partnerships to focus on targeted expansion into new locations and channels where we believe that we can drive profitable growth. We also continue to strengthen our long-term relationships with channel partners to ensure global market coverage and a superior level of customer service. We believe our understanding of local conditions, regulations and customer needs helps position us to focus on attractive geographies and to move more quickly to meet rapidly changing regulatory requirements.
Expand in higher value-added services and aftermarket. Products make up the majority of our sales today. Our product sales, including installations, are more than two-thirds of total sales and will continue to be the foundation of the business going forward. However, as service and aftermarket offerings evolve in the industry to include more highly sophisticated digital and “as-a-service” models enabled by data and analytics, we will pursue targeted opportunities for growth, leveraging our smart, connected products and our broad technological expertise across building systems. In addition, we plan to utilize digital technologies to enhance our internal operations and enable seamless transactions with customers across the customer experience and equipment lifecycles (for example, by providing customers visibility from order through delivery).
Strategically optimize product, technology and geographic portfolio to enhance growth. We intend to seek opportunities to optimize our portfolio of products and services to allocate resources toward profitable growth, and to selectively pursue strategic partnerships, mergers, acquisitions and divestitures that will enhance our core business, complement our existing array of brands, products and services, and leverage our global scale and scope.
Leading Cost Structure
Focus on cost-effective performance. As a stand-alone public company, we plan to continue to foster operational, financial and commercial excellence, to drive sales and earnings growth while maintaining an attractive cost structure, through Carrier’s longstanding way of doing business. With roots in our legacy manufacturing and business process excellence, the Carrier operating system is based on lean principles and a highly competitive cost structure that leverages low-cost manufacturing and R&D resources to drive end-to-end supply chain excellence. In connection with our focus on cost-effective performance, we launched a strategic cost reduction initiative in 2019 with the goal of reducing cumulative supply chain, factory and general administrative costs by up to $600 million in the aggregate by the end of 2022.

Our Products, Services and Customers
Under a broad portfolio of iconic brands, we provide a wide range of products and solutions, including cooling, heating, ventilating and building automation systems; refrigeration; fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls. Our broad range of products is complemented by a spectrum of related services, including audit, design, installation, system integration, repair, maintenance and monitoring services.

HVAC
Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Through an industry-leading family of brands, including Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello, we offer an innovative and complete product portfolio, including air conditioners, heating systems, controls and aftermarket components, as well as repair and maintenance services and building automation solutions. Our broad product portfolio offers numerous solutions for our residential and commercial customers.
We have a leadership position serving residential customers in North America, supported by a large, installed base and new construction demand in both single-family and multi-family housing. We take a full system approach to commercial building solutions, from modeling a building’s HVAC needs to delivering innovative equipment and easy-to-use controls. We also leverage our commercial HVAC equipment sales to offer a portfolio of services to support the efficient, safe and predictable operation of our equipment.
As proven innovators in HVAC, our solutions are found in some of the most advanced, sustainable, and prestigious buildings around the world. Our HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through joint ventures, independent sales representatives, distributors, wholesalers, dealers and retail outlets, as well as through direct sales offices, which sell, in part, to mechanical contractors.
Our HVAC segment had net sales excluding inter-segment eliminations of $9.7 billion in 2019, and, as of December 31, 2019, remaining performance obligations (“RPO”), or the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied, of approximately $2.7 billion.
Refrigeration
Our Refrigeration segment is comprised of transport refrigeration and commercial refrigeration products and solutions. Our transport refrigeration products and solutions include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail. Our transport refrigeration products and cold chain monitoring solutions enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of retail food and beverage.
We sell our refrigeration products and solutions directly, including to transportation companies and retail stores, and indirectly through joint ventures, independent sales representatives, distributors, wholesalers and dealers. Our refrigeration products and solutions are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Carrier Transicold is an established industry leader providing customers around the world with advanced, energy-efficient and environmentally sustainable container refrigeration systems and generator sets, direct-drive truck units, trailer refrigeration systems and marine container refrigeration. Under the Carrier and other brand names, we offer a comprehensive portfolio of next-generation commercial refrigeration products, including refrigerated cabinets, freezers, systems and controls, all of which help maximize merchandising opportunities while reducing energy consumption and operating costs. Carrier Commercial Refrigeration sells products and services to customers in a wide range of food retail formats concentrated primarily in Europe, the Middle East and Asia. Sensitech offers leading solutions and services for supply chain visibility addressing quality and compliance, security and logistics performance management. Sensitech’s innovative monitoring products and services help to maintain the quality, integrity and security of our customers’ valuable products at every step in their journey around the world.
Our Refrigeration segment had net sales excluding inter-segment eliminations of $3.8 billion in 2019 and, as of December 31, 2019, RPO of approximately $836 million.
Fire & Security
We offer a broad array of fire and security products to meet the needs of our customers. Our fire and security products and solutions encompass a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls.

Our fire detection and suppression technologies protect a variety of premises, including homes, commercial buildings and industrial sites, and are sold under our trusted brands, including Autronica, Det-Tronics, Edwards, Fireye, GST, Kidde and Marioff. Our security products are sold under top-tier brands, including Interlogix, LenelS2, Onity and Supra. Our security solutions range from advanced physical security solutions, including access control, video surveillance, key management systems, electronic locks and mobile credentialing for a range of commercial applications, including corporate, healthcare, government, hospitality, education, real estate, property management, industrial and automotive, to intrusion monitoring and life-safety solutions for the residential market. Our technology includes web-based and mobile applications enhanced by cloud-based services.
Our fire and security service offerings include audit, design, installation, system integration, repair, maintenance and monitoring services. These solutions, primarily sold under our Chubb brand, complement our fire and security products. Chubb has a network of skilled technicians and 24/7 monitoring centers providing continuous support for customers in a number of countries across the world.
We sell our fire and security products and solutions directly to end customers, including governments, financial institutions, architects, building owners and developers, security and fire consultants and homeowners, as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers. Key purchasing factors considered by our fire and security customers include route to market, quality, innovation, brand loyalty, price and performance.
Our Fire & Security segment had net sales excluding inter-segment eliminations of approximately $5.5 billion in 2019 and, as of December 31, 2019, RPO of approximately $1.2 billion.
Competition and Other Factors Affecting the Carrier Business
As a global business, our operations can be affected by a variety of economic, industry and other factors, including those described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
Carrier is subject to significant competition from a large number of companies in the United States and other countries, and each competes on the basis of price, delivery schedule, product performance and service. The geographies in which we sell our products, solutions and services in the HVAC, Refrigeration and Fire & Security segments tend to have a large number of local companies. We believe that Carrier is one of the leading equipment manufacturers in each of its addressable segments and that our portfolio of strong brands, together with our ability to provide comprehensive solutions in state-of-the-art building, refrigeration and industrial systems and services, make us a supplier and business partner of choice.
HVAC
Competition in HVAC equipment includes many international, regional and local companies, the largest of which include Daikin Industries, Ltd., Gree Electric, Ingersoll-Rand PLC, Johnson Controls International PLC, Lennox International, Midea Group and Mitsubishi Electric Corporation, among others. Contracts are typically awarded or negotiated on the basis of price, product availability, delivery schedule, product performance, product line breadth, brand reputation, design, technical expertise and service. We focus on technical innovation to produce sustainable solutions, which provide our customers with higher efficiency and lower operating costs. We believe that our ability to innovate in anticipation of regulatory requirements is a key advantage in HVAC equipment, and we leverage, both directly and through our local distributors and joint ventures, our knowledge and expertise in our own equipment and controls to sell our portfolio of services to customers. We regularly offer incentives and training, such as credits/discounts for offering promotional pricing and contract terms on our products, to our distribution partners to purchase and sell our products to ensure an adequate supply of our products.
Refrigeration
Competition in refrigeration includes multinational companies, including Ingersoll-Rand PLC, Daikin Industries, Ltd. and Panasonic Corporation, as well as numerous regional and local companies. Sales depend heavily on product performance, efficiency and reliability, as well as service and support. We believe that our track record of technical innovation in producing environmentally sustainable solutions for precision temperature and humidity control, as well as our global parts and service support footprint, differentiate us from the competition. The transport refrigeration business can be affected by truck production cycles in North America and Europe, which result from a variety of factors, including general economic conditions, replacement cycles, age of fleet and pre-buys.
Fire & Security
Competition in fire and security products, solutions and services includes several large multinational companies, including Assa Abloy AB, Bosch Group, Zhejiang Dahua, Hangzhou Hikvision Digital, Honeywell International Inc., Johnson Controls International PLC and Siemens AG, among others. We believe that our trusted brands (including Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra), our understanding of our customers’ fire and security needs, our reputation for technical innovation and the reliable performance of our products and solutions are key competitive advantages.
Compliance with Government Regulations
We conduct our business through subsidiaries and affiliates worldwide. Changes in legislation or government policies, including the ongoing changes in regulations, including with respect to climate change concerns, can affect our worldwide operations. In particular, our business may be affected by changes in governmental regulation of refrigerants and energy efficiency standards, noise regulation and product and fire safety regulations, including changes related to hydro fluorocarbons/emissions reductions efforts in the United States and Canada, energy conservation standards in the United States, the regulation of fluorinated gases in the European Union (“EU”), the EU’s Ecodesign implementation regulations and chemical regulations, the EU’s regulations on hazardous substances, electric and electronic equipment waste, and by other regulations promulgated by the European Committee for Standardization. Additionally, the increased fragmentation of regulatory requirements may increase our costs by requiring the development of country-specific variants, the monitoring and compliance of additional regulations as well as additional testing and certifications. The laws and regulations applicable to our products and services change regularly, and certain regulatory changes may render our products and technologies noncompliant. We do not anticipate that changes in laws and regulations applicable to our products will have a material adverse effect upon our cash flows, competitive position, financial condition or results of operations.
Our operations are also subject to and affected by environmental regulations promulgated by federal, state and local authorities in the United States and by authorities with jurisdiction over our foreign operations. Most U.S. laws governing environmental matters include criminal penalties. We have incurred and will likely continue to incur liabilities under various statutes for the cleanup of pollutants previously released into the environment. We do not anticipate that compliance with current provisions relating to the protection of the environment or that any payments we may be required to make for cleanup liabilities will have a material adverse effect upon our cash flows, competitive position, financial condition or results of operations. Environmental matters are further addressed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 3 and 19 to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus.
Certain of our fire and security products are subject to certification by governmental agencies and regulatory bodies in the various jurisdictions in which we operate, including, among others, the U.S. Consumer Product Safety Commission, the U.S. National Highway Traffic Safety Administration, the U.S. Coast Guard, Health Canada, Transport Canada and the Procuraduría Federal del Consumidor in Mexico. In addition, certain fire and safety products may be impacted by recent legislative and regulatory changes, such as the John S. McCain National Defense Authorization Act for Fiscal Year 2019 and the changing landscape related to tariffs and trade regulations.
U.S. laws, regulations, orders and other measures concerning the export or re-export of products, software, services and technology to, and other trade-related activities involving, non-U.S. countries and parties affect the operations of Carrier and its affiliates.
For further discussion of risks related to environmental matters and other government regulations, see “Risk Factors,” “—Legal Proceedings” and Note 20 – Contingent Liabilities to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus.

Working Capital and Operations
We maintain levels of inventory consistent with industry practices. These levels are impacted from time to time by seasonality and fluctuations in demand, and vary across and within segments. Additional requirements are usually met with procurement from suppliers and vendors.
RPO consists of the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2019, our total RPO for the HVAC, Refrigeration and Fire & Security segments is approximately $2.7 billion, $836 million and $1.2 billion, respectively. Of these totals, we expect approximately 57 percent, 74 percent and 72 percent, respectively, will be recognized as sales over the following 12 months.
Intellectual Property
We maintain a broad portfolio of patents, trademarks, copyrights, trade secrets, licenses and franchises related to our business. We hold approximately 7,000 active patents and/or pending patent applications worldwide to protect our R&D investments in new products and services. From time to time, we take actions to protect our business by asserting our intellectual property rights against third-party infringers. We believe we have taken reasonable measures to build this portfolio of intellectual property rights, but we cannot be assured that none of these intellectual property rights may be challenged, found invalid or unenforceable. See the “Risk Factors” section for further discussion of intellectual property matters.
Raw Materials and Supplies
We believe that we have adequate sources for materials, components, services and supplies used in our manufacturing. We work continuously with our supply base to ensure an adequate source of supply and to reduce costs. We pursue cost reductions through a number of mechanisms, including consolidating purchases, reducing the number of suppliers, global sourcing, design changes and competitive bidding. In some instances, we depend upon a single source of supply or participate in commodity markets, including rare-earth metals, that may be subject to allocations of limited supplies. We believe that our supply management practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Although at times high prices for some raw materials important to our business (for example, steel, copper and aluminum) have caused margin and cost pressures, we do not foresee near term unavailability of materials, components or supplies that would have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Additionally, because we have a number of factories and suppliers in foreign countries, the imposition of tariffs or sanctions, or unusually restrictive border-crossing rules, could adversely affect our supply chain. For further discussion of the possible effects of the cost and availability of raw materials on our business, see the “Risk Factors” section.
Employees and Employee Relations
At December 31, 2019, we had approximately 55,000 employees, of which approximately 80 percent are based outside the United States. During 2019, we negotiated or concluded five domestic collective bargaining agreements. In 2020, two domestic collective bargaining agreements are subject to renegotiation, the largest of which covers certain workers at our Indianapolis, Indiana facility. Although some previous contract renegotiations have had a significant impact on our financial condition or results of operations in prior years, we do not anticipate that the renegotiation of these contracts in 2020 will have a material adverse effect on our competitive position, cash flows, financial condition or results of operations. At December 31, 2019, approximately 30 percent of our employees in the United States were covered by collective bargaining agreements. Employees in certain foreign jurisdictions are represented by local works councils as may be customary or required in those jurisdictions. Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force. For discussion of the effects of our restructuring actions on employment, see “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 15 – Restructuring Costs to the Combined Financial Statements included in the “Index to Financial Statements” section of this prospectus.
Properties
We operate approximately 1,200 sites, which comprise approximately 35 million square feet of productive space. Of these, our large footprint facilities and key manufacturing sites comprise approximately 24 million square feet of productive space. Approximately 60 percent, 15 percent and 21 percent of these significant properties are associated with our HVAC, Refrigeration and Fire & Security segments, respectively, with approximately 4 percent not associated with a particular segment. Approximately 32 percent of these significant properties are leased and the remainder are owned. Approximately 30 percent of these significant properties are located in the United States.
Our fixed assets as of December 31, 2019 include manufacturing facilities and non-manufacturing facilities, such as warehouses, and a substantial quantity of machinery and equipment, most of which is general purpose machinery and equipment that use special jigs, tools and fixtures and that, in many instances, have automatic control features and special adaptations. The facilities, warehouses, machinery and equipment in use as of December 31, 2019 are in good operating condition, are well-maintained and substantially all are generally in regular use.
Joint Ventures
Our joint venture arrangements and strategic relationships are an important part of our business. We hold interests in approximately 60 such entities, which are either consolidated within our combined financial statements, accounted for by the equity method of accounting or the cost basis of accounting. While all three of our segments participate in joint ventures and strategic relationships, the majority of such interests are in our HVAC business. Our joint ventures and strategic relationships engage in various activities including distribution, manufacturing and product development. We consider our relationships with these joint ventures and strategic relationships to be integral to our business operations. We sell products to and purchase products from many of these related parties. See Note 16 – Equity Method Investments to the Combined Financial Statements for additional information.
Seasonality
Demand for certain of our products and services is seasonal and can be impacted by weather. For instance, sales and services of our HVAC products to residential customers have historically been higher in the second and third quarters of the calendar year, which represents the peak seasons of spring and summer for sales and services related to air conditioning in North America. For further discussion of the possible effects of seasonality on our business, see the “Risk Factors” section.
Legal Proceedings
Asbestos
Like many other industrial companies, we and our subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos that was integrated into certain of our historical products or business premises. While we have never manufactured asbestos and no longer incorporate it in any of our products, certain of our historical products, like those of many other manufacturers, contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate in any year.
As of September 30, 2020, the estimated range of liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $250 million to $290 million. Where no amount within a range of estimates is more likely, the minimum is accrued. We have recorded the minimum amount of $250 million, which is principally recorded in Other long-term liabilities on our Unaudited Condensed Combined Balance Sheet as of September 30, 2020. In addition, we have an insurance recovery receivable for probable asbestos-related recoveries of approximately $104 million, which is included primarily in Other assets on our Unaudited Condensed Combined Balance Sheet as of September 30, 2020.
The amounts we have recorded for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements and the solvency risk with respect to co-defendants and our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation. At the end of each quarter, we will evaluate all of these factors and, with input from an outside actuarial expert, make any necessary adjustments to both our estimated asbestos liabilities and insurance recoveries.
Aqueous Film Forming Foam Litigation
Aqueous Film Forming Foam (“AFFF”) is a firefighting foam developed in the 1970s pursuant to U.S. military specification and used to extinguish certain types of fires primarily at airports and military bases. AFFF was manufactured by several companies, including National Foam and Angus Fire, which had a very small share of the AFFF market both in the United States and worldwide. UTC acquired the National Foam and Angus Fire businesses in 2005 as part of the acquisition of Kidde, which has been operated by Carrier. In 2013, UTC divested the National Foam and Angus Fire businesses to a third party.
Carrier and many other parties, including the third party buyer of the National Foam and Angus Fire businesses, have been named as defendants in numerous putative class actions and other lawsuits alleging that the historic use of AFFF caused personal injuries and property damage. Additionally, several state and municipal plaintiffs have commenced litigation against the same defendants to recover remediation costs related to historic use of AFFF. In December 2018, the U.S. Judicial Panel on Multidistrict Litigation transferred and consolidated all of the AFFF cases pending in the federal courts to the U.S. District Court for the District of South Carolina for pre-trial proceedings.
Plaintiffs allege that an ingredient in AFFF contains, or breaks down into, chemicals known as perflourooctane sulfonate (“PFOS”) and perflourooctane acid (“PFOA”) that were released into the environment and, in some instances, ultimately into drinking water supplies. National Fire and Angus Fire purchased these perflourinated chemical ingredients from third party chemical manufacturers. PFOS and PFOA have also been used by many third parties to manufacture carpets, clothing, fabrics, cookware and other consumer products.
Carrier is vigorously defending these cases and believes that it has meritorious defenses to the claims asserted. At this time, however, given the numerous factual, scientific and legal issues to be resolved relating to these claims, Carrier is unable to assess the probability of liability or reasonably estimate the damages, if any, to be allocated to Carrier, if one or more plaintiffs were to prevail in these cases.
UTC Equity Awards Conversion Litigation
On August 12, 2020, several former employees of UTC or its subsidiaries filed a putative class action complaint in the United States District Court for the District of Connecticut against UTC, Carrier, and Otis, the former members of the UTC Board of Directors, and the members of the Carrier and Otis Boards of Directors (Geraud Darnis, et al. v. Raytheon Technologies Corporation, et al.). The complaint challenges the method by which UTC equity awards were converted to UTC, Carrier, and Otis equity awards following the separation. The complaint claims that the defendants are liable for breach of certain equity compensation plans and for breach of fiduciary duty, and also asserts claims under certain provisions of ERISA. Carrier believes that the claims against the Company are without merit.
Other
We have commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the ordinary course of business. We accrue contingencies based on a range of possible outcomes. If no amount within this range is a better estimate than any other, we accrue the minimum amount.
In the ordinary course of business, Carrier is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against Carrier and could result in fines, penalties, compensatory or treble damages or non-monetary relief. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

For a further discussion, see “Risk Factors” and “—Compliance with Government Regulations.”
Corporate Information
Carrier was incorporated in Delaware for the purpose of holding the Carrier Business in connection with the separation and distribution described herein. Prior to the contribution of the Carrier Business to us by UTC, which occurred on April 3, 2020, Carrier had no operations other than those incidental to the separation. Our principal executive offices are located at 13995 Pasteur Boulevard, Palm Beach Gardens, FL 33418, and our telephone number is (561) 365-2000. We maintain an Internet site at www.carrier.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements (referred to as the “combined financial statements”) and the notes thereto and the unaudited condensed consolidated financial statements and the notes thereto included in this prospectus as well as the discussion in the “Business” section of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
Amounts are in millions unless otherwise stated.
Separation from UTC
On April 3, 2020, UTC completed the separation of Carrier through the distribution of all of Carrier’s issued and outstanding shares of common stock to UTC shareowners as of the close of business on March 19, 2020. UTC distributed 866,158,910 shares of Carrier common stock in the distribution, which was effective at 12:01 a.m., New York City time, on the distribution date. As a result of the distribution, UTC shareowners of record received one share of the Company’s common stock for every one share of UTC common stock and Carrier became an independent public company and our common stock is listed under the symbol “CARR” on the New York Stock Exchange. In connection with the separation, Carrier issued an aggregate principal balance of $11.0 billion of debt and transferred approximately $10.9 billion of cash to UTC on February 27, 2020 and March 27, 2020. On April 1, 2020 and April 2, 2020, Carrier received cash contributions totaling $590 million from UTC related to the separation. See Note 10 – Borrowings and Lines of Credit and Note 3 – Earnings Per Share to the Unaudited Condensed Consolidated Financial Statements for additional information.
The combined financial statements included in this prospectus have been prepared from UTC’s historical accounting records and are presented on a stand-alone basis and are derived from the combined financial statements and accounting records of the Carrier Business. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with GAAP. The Company’s financial statements for the period from April 3, 2020 through September 30, 2020 are consolidated financial statements based on the reported results of Carrier as a stand-alone company.
Our combined financial statements include all revenues and costs directly attributable to Carrier, including costs for facilities, functions and services used by Carrier. Prior to the separation, costs for certain functions and services performed by UTC were directly charged to Carrier based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, usage or other allocation methods. The results of operations include allocations of costs for administrative functions and services performed on behalf of Carrier by centralized groups within UTC.
We entered into a transition services agreement with UTC and Otis in connection with the separation pursuant to which UTC provides us with certain services and we provide certain services to UTC for a limited time to help ensure an orderly transition following the separation. The services we receive include, but are not limited to, information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services. The costs for these services historically were included in our operating results based on allocations from UTC and, in the nine months ended September 30, 2020, were not materially different under the transition services agreement, nor do we expect such costs to be materially different when these services are transitioned from UTC to Carrier. For additional discussion, see “Certain Relationships and Related Party Transactions.”
Subsequent to the separation, we have, and will continue to, incur expenses consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other transaction-related costs. Additionally, we have incurred and will continue to incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding corporate support for our businesses, including information technology, human resources, treasury, tax, internal audit, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $75 million to $95 million greater than the expenses historically allocated to us from UTC, and primarily relate to Selling, general and administrative expenses. We believe our cash flow from operations will be sufficient to fund these additional corporate expenses.
In connection with the separation, we entered into a tax matters agreement with UTC and Otis that governs the parties’ respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). Subject to certain exceptions set forth in the tax matters agreement, Carrier generally is responsible for federal, state and foreign taxes imposed on a separate return basis upon Carrier (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that ended on or prior to the date of the distribution. The tax matters agreement provides special rules that allocate responsibility for tax liabilities arising from a failure of the separation transactions to qualify for tax-free treatment based on the reasons for such failure. The tax matters agreement also imposes restrictions on each of Carrier and Otis during the two-year period following the distribution that are intended to prevent certain transactions from failing to qualify as transactions that are generally tax-free. For additional discussion, see “Certain Relationships and Related Party Transactions.”
In connection with the separation, we also entered into an employee matters agreement and intellectual property agreement with UTC and Otis. These agreements are not expected to have a material impact on the financial results of Carrier. For additional discussion, see “Certain Relationships and Related Party Transactions.”
Business Overview
Carrier is a leading global provider of HVAC, refrigeration, fire and security solutions. We also provide a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. Our innovative solutions promote smarter, safer and more sustainable buildings and infrastructure, and help to effectively preserve the freshness, quality and safety of perishables across a wide variety of industries. Our comprehensive range of products and services, reputation for quality and innovation and our industry-leading brands make us a trusted provider for our customers’ critical applications in the construction, transportation, security, food, retail, pharmaceutical and other industries.
Our worldwide operations are affected by industrial, economic and political factors on both a regional and global level. This includes the mega-trends of urbanization, climate change, the increasing requirements for food safety driven by the food needs of our growing global population, rising standards of living and increasing energy and environmental regulation. We believe that growth in our businesses is supported by favorable secular trends, including these mega-trends, which underpin growth across our HVAC, Refrigeration and Fire & Security businesses. We also believe that we are well positioned to benefit from these long-term trends as a result of the strength of our industry-leading brands and track record of innovation.
The effects of climate change, such as extreme weather conditions, create financial risks to our business. For example, the demand for our products and services, such as residential air conditioning equipment, may be affected by unseasonable weather conditions. Demand for our HVAC products and services, representing our largest segment by sales, is seasonal and affected by the weather. Cooler-than-normal summers depress our sales of replacement air conditioning products and services. Similarly, warmer-than-normal winters have the same effect on our heating products.
Our business is also affected by changes in the general level of economic activity, such as changes in business and consumer spending, construction (including remodeling) and shipping activity. In addition, our financial performance may be influenced by the production and utilization of transport equipment, including truck production cycles in North America and Europe.
Impact of the COVID-19 pandemic
COVID-19 surfaced in Wuhan, China in late 2019 and has since spread throughout the rest of the world. In March 2020, COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government. The pandemic has negatively affected the U.S. and global economies, disrupted global supply chains and financial markets, resulted in significant travel restrictions, mandated facility closures and shelter-in-place orders.
Carrier is taking all prudent measures to protect the health and safety of our employees. In particular, we have implemented work from home requirements (where possible), social distancing and deep cleaning protocols at all of our facilities as well as travel restrictions, among other measures. We have also taken appropriate measures to work with our customers to minimize potential disruptions and to support the communities that we serve to address the challenges posed by the pandemic.
The full extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic as well as any worsening or additional outbreaks of the pandemic, and related containment and mitigation actions taken by the U.S., state and local and international governments to prevent disease spread. The extent of the pandemic’s impact on Carrier will also depend upon our employees’ ability to work safely in our facilities, our customers’ ability to continue to operate or to receive our products, and the level of activity and demand for the ultimate products and services of our customers or their customers.
During the three months ended March 31, 2020, we temporarily closed or reduced production at manufacturing facilities in North America, Asia and Europe for safety reasons and in response to lower demand for our products. Subsequently, our manufacturing operations have resumed, measures have been enacted to scale capacity to demand, and we continue to actively take steps to mitigate supply chain risk. We continue to apply appropriate safety measures and have not experienced any significant disruptions to our manufacturing operations. We also initiated return-to-work protocols at our non-manufacturing facilities where employees were previously working remotely.
We continue to focus on navigating the challenges COVID-19 presents by preserving our liquidity and managing our cash flows through preemptive actions to enhance our ability to meet our liquidity needs over the next twelve months. Such actions during the nine months ended September 30, 2020 include, but are not limited to, modifying the financial covenants in our revolving and term loan credit facilities and issuing $750 million of unsecured, unsubordinated long-term debt (see Note 10 – Borrowings and Lines of Credit to the Unaudited Condensed Consolidated Financial Statements for additional information), reducing our discretionary spending, capital investments and general and administrative costs by implementing pay freezes and cuts, employee furloughs and suspending non-critical hiring, and participating in global COVID-19 relief measures, including the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.
Business Segments
Our operations are organized into three segments: HVAC, Refrigeration and Fire & Security. Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers. Our Refrigeration segment provides refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products. Our Fire & Security products encompass a wide range of residential and commercial building systems and security and service solutions. Our customers are in both the public and private sectors, and our businesses reflect extensive geographic diversification. See Note 21 – Segment Financial Data to the Combined Financial Statements and Note 19 – Segment Financial Data to the Unaudited Condensed Consolidated Financial Statements for additional discussion of sales attributed to geographic regions.
Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements and incremental earnings from acquisitions.
Both acquisition and restructuring costs associated with business combinations are expensed as incurred. Depending on the nature and level of acquisition activity, our earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of businesses acquired. For additional discussion of acquisitions and restructuring, see “—Liquidity and Financial Condition,” “—Restructuring Costs,” Note 10 – Borrowings and Lines of Credit and Note 15 – Restructuring Costs to the Unaudited Condensed Consolidated Financial Statements.

Our combined net sales (excluding inter-segment eliminations) were as follows:
	2019	2018	2017
HVAC	51%	50%	50%
Refrigeration	20%	21%	21%
Fire & Security	29%	29%	29%
	100%	100%	100%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Mexico, China, Brazil, India and countries in the Middle East. As of December 31, 2019, the net assets in any one of these countries did not exceed 10% of our combined equity.
Organic sales growth was 1% in 2019 and 6% in 2018. 2019 reflects growth in HVAC (1%) and Fire & Security (1%), partially offset by declines in Refrigeration (1%). 2018 reflected growth across all segments, as Refrigeration, HVAC and Fire & Security sales were up (9%), (7%) and (2%), respectively.
Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements and incremental earnings from future investments in acquisitions.
Operating profit in 2019, 2018 and 2017 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of our underlying operations, such as net gains from sales of businesses, the unfavorable impact of contract matters with customers, transaction, acquisition and integration costs, impairments and other significant non-recurring and non-operational items. For additional discussion, see “Results of Operations.”
Our investments in businesses in 2019, 2018 and 2017 included a number of small acquisitions primarily in our HVAC and Fire & Security segments.
Both acquisition and restructuring costs associated with business combinations are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of businesses acquired. For additional discussion of acquisitions and restructuring, see “—Liquidity and Financial Condition,” “—Restructuring Costs” and Notes 9 and 15 to the Combined Financial Statements.
On December 22, 2017, the TCJA was enacted. For additional discussion, see “Critical Accounting Estimates—Income Taxes” and Note 14 – Income Taxes to the Combined Financial Statements.
Results of Operations for the Three and Nine Months Ended September 30, 2020 and September 30, 2019
Net Sales
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Net sales	$5,002	$4,822	$12,862	$14,107
Percentage change	4%		(9)%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:
	For the Three Months Ended September 30, 2020	For the Nine Months Ended September 30, 2020
Organic / Operational	3%	(8)%
Foreign currency translation	1%	(1)%
Total % change	4%	(9)%
Organic sales increased 3% for the three months ended September 30, 2020 compared with the same period of the prior year, reflecting organic sales growth of 11% in HVAC, partially offset by lower organic sales of 6% in Refrigeration and 7% in Fire & Security. The growth in HVAC was driven by strong sales for North America residential, which were driven by new housing starts and higher demand for replacement units due to increased usage attributed to a warmer-than-normal summer and remote work and school activities associated with COVID-19. Refrigeration sales declined organically driven by declines in transport refrigeration due to economic slowdowns related to the COVID-19 pandemic and the cyclical peak experienced in 2019. The organic sales decline in Fire & Security reflects lower product and field service sales. Lower product sales were primarily driven by the impact of the COVID-19 pandemic on the hospitality and industrial businesses in North America and in Europe, the Middle East and Africa (“EMEA”), partially offset by strength in commercial fire products, particularly in North America and China. The decline in field service sales was primarily driven by continued partial shutdowns related to the COVID-19 pandemic across a number of regions and a slowdown in economic activity across several regions.
Organic sales for the nine months ended September 30, 2020 reflects lower sales volumes across all of the segments driven by the economic slowdowns attributed to the COVID-19 pandemic in the first half of the year. The organic sales decrease in HVAC reflects declines in commercial HVAC and light commercial HVAC that were largely driven by the economic slowdowns related to the COVID-19 pandemic, partially offset by increases in North America residential HVAC. The increase in residential sales was driven by new housing starts in addition to higher demand for replacement units due to increased usage attributed to a warmer than normal summer and remote work and school activities associated with COVID-19. This increase more than offset the year-over-year impact of increased demand for furnaces for the three months ended March 31, 2019 that was associated with a change in furnace fan efficiency ratings that went into effect in 2019. The decrease in Refrigeration was driven by declines in commercial refrigeration that were primarily due to lower demand and the closure of new equipment installation sites because of the COVID-19 pandemic, in transport refrigeration in Europe and North America due to economic slowdowns related to the COVID-19 pandemic and lower truck trailer sales volume in North America when compared against the cyclical peak experienced in 2019. Fire & Security sales decreased organically reflecting lower product and field service sales. The decline in product sales was primarily driven by lower volume in North America and EMEA due to the COVID-19 pandemic. Field service sales were down primarily in Europe and Asia reflecting the impact of business shutdowns and project delays as a result of the COVID-19 pandemic. See “Segment Review.”
Cost of Products and Services Sold
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Total cost of products and services sold	$3,441	$3,376	$9,038	$9,961
Percentage change year-over-year	2%		(9)%
The factors contributing to the percentage change year-over-year in total cost of products and services sold are as follows:
	For the Three Months Ended September 30, 2020	For the Nine Months Ended September 30, 2020
Organic / Operational	1%	(8)%
Foreign currency translation	1%	(1)%
Total % change	2%	(9)%
The 1% increase in organic Cost of products and services sold for the three months ended September 30, 2020 compared with the organic sales increase of 3% reflects the benefits from improved logistics and material productivity. The 8% decrease in organic Cost of products and services sold for the nine months ended September 30, 2020 is attributable to the sales volume declines driven by the economic slowdowns related to the COVID-19 pandemic.

Gross Margin
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Gross margin	$1,561	$1,446	$3,824	$4,146
Percentage of net sales	31.2%	30.0%	29.7%	29.4%
The 120 basis point increase in gross margin as a percentage of sales for the three months ended September 30, 2020 reflects the effects of higher sales volumes in HVAC and the benefits from improved logistics and material productivity. The 30 basis point increase in gross margin as a percentage of sales for the nine months ended September 30, 2020 reflects the benefit from favorable material productivity, partially offset by the effects of lower sales volume largely as a result of the COVID-19 pandemic.
Research and Development
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Research and development	$100	$102	$292	$302
Percentage of net sales	2.0%	2.1%	2.3%	2.1%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year fluctuations in spending levels are expected. Research and development costs for both the three and nine months ended September 30, 2020 reflect the absence of costs as a result of the wind-down of a residential intrusion business.
Selling, General and Administrative
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Selling, general and administrative expenses	$681	$702	$2,010	$2,066
Percentage of net sales	13.6%	14.6%	15.6%	14.6%
The decrease in Selling, general and administrative expenses for the three months ended September 30, 2020 compared with the same period of the prior year was driven by the absence of a prior year $34 million consultant contract termination charge and lower restructuring costs of $16 million, partially offset by higher costs associated with Carrier’s transition to an independent, publicly traded company of $20 million and one-time separation costs of $11 million. As a percentage of sales, the 100 basis point decrease was primarily driven by the absence of the prior year consultant contract termination charge.
The decrease in Selling, general and administrative expenses in the nine months ended September 30, 2020 was primarily driven by cost-containment initiatives implemented to mitigate the impact of COVID-19 on our businesses. Such cost-containment actions included furloughs, temporary pay freezes and pay cuts and reductions in discretionary spending across the business. Higher year-over-year one-time separation-related costs of $79 million and higher costs associated with Carrier’s transition to an independent, publicly traded company of $53 million were partially offset by lower restructuring costs of $56 million and lower costs associated with the wind-down of a residential intrusion business of $18 million. As a percentage of sales, the 100 basis point increase was primarily driven by lower sales volumes experienced as a result of the COVID-19 pandemic.
We are continuously evaluating our cost structure and have implemented restructuring actions to keep our cost structure competitive. The amounts reflected previously include the impact of restructuring actions on Selling, general and administrative expenses. For additional discussion, see “—Restructuring Costs” and Note 15 – Restructuring Costs to the Unaudited Condensed Consolidated Financial Statements.

Restructuring Costs
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Cost of sales	$5	$27
Selling, general and administrative	14	70
Total restructuring costs	$19	$97
Restructuring actions are a component of our operating margin improvement efforts and relate to existing and recently acquired operations. Charges generally arise from severance related to workforce reductions, facility exit and lease termination costs associated with the consolidation of field and manufacturing operations and costs to exit legacy programs. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demand for our products and services and prevailing market conditions.
2020 Actions. During the nine months ended September 30, 2020, we recorded net pre-tax restructuring charges of $18 million relating to ongoing cost reduction actions initiated in 2020. For actions initiated in 2020, we are targeting to complete the majority of the remaining workforce and facility-related cost reductions in 2021. During the nine months ended September 30, 2020, we had $8 million of cash outflows related to the 2020 actions. As of September 30, 2020, we expect to incur additional restructuring and other charges of $4 million to complete these actions.
2019 Actions. During the nine months ended September 30, 2020 and 2019, we recorded net pre-tax restructuring charges of $3 million and $82 million, respectively, for actions initiated in 2019. For actions initiated in 2019, we are targeting to complete the majority of the remaining workforce and facility-related cost reductions in 2020. During the nine months ended September 30, 2020, we had cash outflows of approximately $25 million related to the 2019 actions.
In addition, during the nine months ended September 30, 2020 and 2019, we recorded net pre-tax restructuring costs totaling $(2) million and $16 million, respectively, for restructuring actions initiated in 2018 and prior.
Equity Method Investment Net Earnings
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Equity method investment net earnings	$62	$78	$148	$198
Investments over which we do not exercise control, but have significant influence, are accounted for using the equity method of accounting. Equity method investment net earnings decreased $16 million for the three months ended September 30, 2020 primarily driven by the adverse impact of a product performance matter at one of our HVAC joint ventures. For the nine months ended September 30, 2020, equity method investment net earnings decreased $50 million driven by the impact of the COVID-19 pandemic and the adverse impact of a product performance matter at one of our HVAC joint ventures.
In September 2020, the Company sold 9.25 million B shares of Beijer for SEK290 ($32.38) per share equal to approximately 7.9% of the outstanding B shares in Beijer, through an accelerated equity offering. We received proceeds of approximately $300 million and recognized a pre-tax gain on the sale of $252 million. Following the sale, Beijer, which is listed on the Nasdaq Stockholm, continues to be reported as an equity method investment with Carrier continuing to hold approximately 30% of Beijer’s B shares, approximately 22% of Beijer’s A shares.
Other Income (Expense), Net
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Other income (expense), net	$239	$(91)	$168	$(42)

Other income (expense), net primarily includes the impact of gains and losses related to the sale of interests in our equity method investments or infrequently occurring items. The year-over-year change of $330 million for the three months ended September 30, 2020, is primarily driven by a $252 million gain on the sale of 9.25 million Beijer shares and the absence of a $108 million other-than-temporary impairment charge on a minority-owned joint venture investment in 2019, partially offset by an $11 million charge resulting from a litigation matter.
The year-over-year change of $210 million for the nine months ended September 30, 2020 is primarily driven by a $252 million gain on the sale of 9.25 million Beijer shares and the $37 million year-over-year impact from other-than-temporary impairment charges on minority-owned joint venture investments. We recorded a $71 million and $108 million other-than-temporary impairment charge on minority-owned joint venture investments in 2020 and 2019, respectively. These impacts were partially offset by the unfavorable impact of a change in the estimate of certain long-term liabilities of $12 million, an $11 million charge resulting from a litigation matter and the absence of gains on the sale of investments of $34 million in the nine months ended September 30, 2019.
Interest (Expense) Income, Net
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Interest expense	$(90)	$(20)	$(213)	$(55)
Interest income	2	23	7	78
Interest (expense) income, net	$(88)	$3	$(206)	$23
Prior to the separation, interest income and expense related primarily to interest on related party activity between Carrier and UTC. See “—Liquidity and Financial Condition” and Note 5 – Related Parties and Note 10 – Borrowings and Lines of Credit to the Unaudited Condensed Consolidated Financial Statements.
Interest (expense) income, net reflects higher year-over-year interest expense for the three and nine months ended September 30, 2020 due to the issuance of $9.25 billion of Old Notes, which consisted of Old Notes other than the Old 11-Year Notes, in February 2020, a $1.75 billion draw on our Term Loan Credit Facility in March 2020 and the issuance of $750 million of Old 11-Year Notes in June 2020, partially offset by a decrease in interest income earned on related party receivables due from UTC.
Income Taxes
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Effective tax rate	25.9%	25.8%	33.4%	18.3%
The increase in the effective tax rate for the three months ended September 30, 2020 compared with the prior year is primarily due to the absence of a net tax reduction resulting from separation-related activities impacting non-U.S. deferred taxes, partially offset by a tax reduction for the 2020 tax year from the finalization of the U.S. Treasury GILTI HTE regulations.
The increase in the effective tax rate for the nine months ended September 30, 2020 compared with the prior year is primarily due to the absence of a prior year combined tax benefit of $149 million resulting from the filing by a Carrier subsidiary to participate in an amnesty program offered by the Italian Tax Authority and conclusion of an audit by the IRS for UTC tax years 2014, 2015 and 2016. In addition, during the current year the Company recognized a $51 million charge related to a valuation allowance recorded against a United Kingdom tax loss and credit carry forward as a result of separation-related activities and a charge of $46 million resulting from Carrier’s decision to no longer permanently reinvest certain pre-2018 unremitted non-U.S. earnings.
We continue to monitor potential tax impacts from final regulations issued under the TCJA, as well as the economic impacts from COVID-19 and related legislative actions.

For additional discussion of income taxes and the effective income tax rate, see Note 14 – Income Taxes to the Unaudited Condensed Consolidated Financial Statements.
Net Income Attributable to Common Shareowners
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Net income attributable to common shareowners	$741	$492	$1,098	$1,676
Net income attributable to common shareowners for the three and nine months ended September 30, 2020 includes $3 million pre-tax ($2 million, net of tax benefit) and $19 million ($14 million, net of tax benefit) of restructuring charges, respectively. For the nine months ended September 30, 2020, Net income attributable to common shareowners also reflects the impact of the following:
•	a pre-tax $252 million ($194 million, net of tax) gain on the sale of 9.25 million Beijer shares in the three months ended September 30, 2020;
•	an $11 million charge in the three months ended September 30, 2020 from a litigation matter that was not tax deductible;
•	a $12 million deferred tax charge resulting from a United Kingdom legislative change recorded in the three months ended September 30, 2020;
•	a $71 million impairment charge recorded in the three months ended March 31, 2020 on a minority-owned joint venture investment that was not tax deductible;
•
a $51 million tax charge related to a valuation allowance recorded against a United Kingdom tax loss and credit carryforward as a result of separation-related activities recorded in the three months ended March 31, 2020;

•
a $46 million tax charge resulting from Carrier’s decision to no longer permanently reinvest certain pre-2018 unremitted non-U.S. earnings that was recorded in the three months ended March 31, 2020; and

•
a $24 million pre-tax ($18 million, net of tax benefit) charge and a $92 million pre-tax ($69 million, net of tax benefit) charge that were recorded in the three and nine months ended September 30, 2020, respectively, for separation-related costs.

Net income attributable to common shareowners for the three and nine months ended September 30, 2019 includes restructuring charges of $34 million pre-tax ($24 million, net of tax benefit) and $97 million ($70 million, net of tax benefit), respectively. Net income attributable to common shareowners for the nine months ended September 30, 2019 also reflects the impact of the following:
•	a $108 million impairment of an equity method investment that was not tax deductible in the three months ended September 30, 2019;
•	a $13 million pre-tax ($10 million, net of tax benefit) charge in the three months ended September 30, 2019, for separation-related costs;
•	a $34 million pre-tax ($25 million, net of tax benefit) consultant contract termination charge in the three months ended September 30, 2019;
•	a $19 million deferred tax adjustment relating to the announcement to separate Carrier as a stand-alone public company from UTC in the three months ended September 30, 2019;
•
a $13 million pre-tax ($10 million, net of tax) gain and $21 million pre-tax ($16 million, net of tax) gain from the sale of investments in the three months ended March 31, 2019 and June 30, 2019, respectively; and

•
a $149 million benefit resulting from the filing by a Carrier subsidiary to participate in an amnesty program offered by the Italian Tax Authority and the conclusion of an audit by the IRS for UTC tax years 2014, 2015 and 2016 in the three months ended June 30, 2019.

Segment Review
We determine our segments based on how our Chief Executive Officer, the Chief Operating Decision Maker (the “CODM”), allocates resources, assesses performance and makes operational decisions. The CODM allocates resources and evaluates the financial performance of each of our segments (HVAC, Refrigeration and Fire & Security) based on net sales and operating profit. Adjustments to reconcile segment reporting to the consolidated results for the three and nine months ended September 30, 2020 and 2019 are included in “Eliminations and other and General corporate expenses.”
Summary performance for each of our segments for the three months ended September 30, 2020 and 2019 is as follows:
	Net Sales		Operating Profit		Operating Profit Margin
(dollars in millions)	2020	2019	2020	2019	2020	2019
HVAC	$2,892	$2,602	$839	$404	29.0%	15.5%
Refrigeration	876	922	103	125	11.8%	13.6%
Fire & Security	1,324	1,402	200	205	15.1%	14.6%
Total segment	5,092	4,926	1,142	734	22.4%	14.9%
Eliminations and other	(90)	(104)	(31)	(63)	34.4%	60.6%
General corporate expenses	—	—	(30)	(42)	—%	—%
Consolidated	$5,002	$4,822	$1,081	$629	21.6%	13.0%
Summary performance for each of our segments for the nine months ended September 30, 2020 and 2019 is as follows:
	Net Sales		Operating Profit		Operating Profit Margin
(dollars in millions)	2020	2019	2020	2019	2020	2019
HVAC	$7,142	$7,505	$1,364	$1,242	19.1%	16.5%
Refrigeration	2,384	2,839	263	373	11.0%	13.1%
Fire & Security	3,587	4,078	426	521	11.9%	12.8%
Total segment	13,113	14,422	2,053	2,136	15.7%	14.8%
Eliminations and other	(251)	(315)	(122)	(95)	48.6%	30.2%
General corporate expenses	—	—	(93)	(107)	—%	—%
Consolidated	$12,862	$14,107	$1,838	$1,934	14.3%	13.7%
HVAC
Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. In 2020, we combined our North America residential and our light commercial HVAC businesses. Our established brands include Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello. Products include air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers, dealers and retail outlets, and through direct sales offices which sell, in part, to mechanical contractors.
Three Months Ended September 30, 2020 Compared with Three Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$2,892	$2,602	$290	11%
Operating profit	$839	$404	$435	108%

	Net Sales	Operating Profit
Organic / Operational	11%	20%
Foreign currency translation	—%	(1)%
Restructuring	—%	3%
Other	—%	86%
Total % change	11%	108%
The organic sales increase of 11% was driven by North America residential HVAC (46%) due to strong residential sales, partially offset by declines in North America light commercial HVAC (13%) and Commercial HVAC (7%). The strength in residential was driven by new housing starts and higher demand for replacement units due to increased usage attributed to a warmer than normal summer and remote work and school activities associated with COVID-19. Commercial HVAC sales declined globally except in China, which saw an increase.
The operational profit increase of 20% was primarily attributable to higher sales volumes (20%). Favorable productivity initiatives (18%), primarily from lower logistics costs and material productivity, were mostly offset by increased research and development costs (4%) and increased selling, general and administrative costs (5%), including higher costs primarily as a result of becoming an independent, publicly traded company, as well as lower income from equity method investments (3%) and an unfavorable change in the estimate of certain liabilities (3%).
The increase in Other of 86% reflects a $252 million gain on the sale of 9.25 million Beijer shares (62%) and the absence of a $108 million impairment charge on a minority joint venture investment (27%) recorded in the three months ended September 30, 2019. These increases were partially offset by charges resulting from a litigation matter (4%).
Nine Months Ended September 30, 2020 Compared with Nine Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$7,142	$7,505	$(363)	(5)%
Operating profit	$1,364	$1,242	$122	10%
	Net sales	Operating profit
Organic / Operational	(4)%	(13)%
Foreign currency translation	(1)%	(1)%
Restructuring	—%	4%
Other	—%	20%
Total % change	(5)%	10%
The organic sales decrease of 4% reflects declines in commercial HVAC (10%) and light commercial HVAC (16%) largely driven by the economic slowdowns related to the COVID-19 pandemic, partially offset by increases in North America residential HVAC (6%). Commercial HVAC sales declined around the globe except in China, which saw an increase. The residential HVAC sales increase was driven by new housing starts in addition to higher demand for replacement units experienced in the three months ended September 30, 2020. This higher demand was triggered by increased usage as a result of a warmer than normal summer and remote work and school activity related to COVID-19. This increase more than offset the year-over-year impact of increased demand for furnaces for the three months ended March 31, 2019 that was associated with a change in furnace fan efficiency ratings that went into effect in 2019.
The operational profit decrease of 13% was primarily attributed to lower sales volumes and unfavorable mix (11%), lower income from equity method investments (4%), higher research and development costs (2%) and the unfavorable impact of a change in the estimate of certain long-term liabilities (4%), which were partially offset by the benefit of lower commodity costs as well as favorable material productivity (9%).

The increase in Other of 20% primarily reflects a $252 million gain on the sale of 9.25 million Beijer shares (20%). Other also includes a non-cash, other-than-temporary impairment charge of $71 million on a minority-owned joint venture investment due to a reduction in sales and earnings that were driven by a deterioration in the oil and gas industry (the joint venture’s primary market) and the impact of the COVID-19 pandemic, among other factors (6%), the absence of a prior year gain on the sale of interests in joint ventures (2%) and a charge resulting from a litigation matter (1%), offset by the absence of a $108 million prior year impairment charge on a minority-owned joint venture investment (9%).
Refrigeration
Our Refrigeration segment includes transport refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products. Transport refrigeration products and cold chain monitoring solutions are used to enable the safe and reliable transport of food and beverages, medical supplies and other perishable cargo. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems and controls. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of food and beverage retail. Our Refrigeration products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Refrigeration products and services are sold directly, including to transportation companies and retail stores, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers and dealers.
Three Months Ended September 30, 2020 Compared with Three Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$876	$922	$(46)	(5)%
Operating profit	$103	$125	$(22)	(18)%
	Net Sales	Operating Profit
Organic / Operational	(6)%	(26)%
Foreign currency translation	2%	2%
Acquisitions and divestitures, net	(1)%	—%
Restructuring	—%	6%
Total % change	(5)%	(18)%
The organic sales decrease of 6% was driven by declines in transport refrigeration (10%). Commercial refrigeration sales were flat. The decline in transport refrigeration sales reflects lower volume in North America and Europe truck trailer, due to economic slowdowns related to the COVID-19 pandemic and the cyclical peak experienced in 2019. Although total sales in Asia were flat, sales in China increased in both transport and commercial refrigeration.
The operational profit decrease of 26% was primarily attributed to lower sales volumes and unfavorable mix (21%), increased research and development (7%) and increased selling, general and administrative expenses (6%), including higher costs primarily as a result of becoming an independent, publicly traded company, partially offset by the benefit of favorable material productivity (9%).
Nine Months Ended September 30, 2020 Compared with Nine Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$2,384	$2,839	$(455)	(16)%
Operating profit	$263	$373	$(110)	(29)%

	Net sales	Operating profit
Organic / Operational	(15)%	(33)%
Foreign currency translation	(1)%	—%
Restructuring	—%	4%
Total % change	(16)%	(29)%
The organic sales decrease of 15% was driven by declines in transport refrigeration (17%) and commercial refrigeration (10%). The decline in transport refrigeration sales reflects lower sales volume in North America when compared with the cyclical peak experienced in 2019 in addition to the impact from the COVID-19 pandemic, while Europe truck trailer sales volume decreased due to economic slowdowns related to the COVID-19 pandemic. Commercial refrigeration sales declined primarily due to lower demand and the closure of new equipment installation sites because of the COVID-19 pandemic.
The operational profit decrease of 33% was primarily attributed to lower sales volumes and unfavorable mix (38%), partially offset by favorable material productivity (8%). The operational profit decrease also reflects increased selling, general and administrative costs (1%), including higher costs associated with Carrier’s transition to an independent, publicly traded company, as well as lower income from equity method investments (1%).
Fire & Security
Our Fire & Security segment provides a wide range of residential and building systems, including fire, flame, gas and smoke detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems. Other Fire & Security service offerings include audit, design, installation and system integration, as well as aftermarket, maintenance and repair and monitoring services. Our established brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Kidde, LenelS2, Marioff, Onity and Supra. Our Fire & Security products and solutions are sold directly to end customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retail distribution.
Three Months Ended September 30, 2020 Compared with Three Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$1,324	$1,402	$(78)	(6)%
Operating profit	$200	$205	$(5)	(2)%
	Net Sales	Operating Profit
Organic / Operational	(7)%	(9)%
Foreign currency translation	1%	1%
Restructuring	—%	5%
Other	—%	1%
Total % change	(6)%	(2)%
The organic sales decrease of 7% reflects lower product (7%) and field service (7%) sales. The decline in product sales was primarily driven by the impact of the COVID-19 pandemic on hospitality and industrial businesses in North America and EMEA, partially offset by strength in commercial fire products, primarily in North America and China. The decline in field service sales was primarily driven by continued partial shutdowns related to the COVID-19 pandemic and a slowdown in economic activity across several regions.
The operational profit decrease of 9% was primarily attributed to lower sales volumes (14%) as well as higher selling, general and administrative expenses (3%), including higher costs associated with Carrier’s transition to an independent, publicly traded company. These decreases were partially offset by favorable material productivity and cost-containment initiatives (7%).

Nine Months Ended September 30, 2020 Compared with Nine Months Ended September 30, 2019
(dollars in millions)	2020	2019	Increase (Decrease)	% Increase (Decrease)
Net sales	$3,587	$4,078	$(491)	(12)%
Operating profit	$426	$521	$(95)	(18)%
	Net Sales	Operating Profit
Organic / Operational	(11)%	(24)%
Foreign currency translation	(1)%	—%
Restructuring	—%	4%
Other	—%	2%
Total % change	(12)%	(18)%
The organic sales decrease of 11% reflects lower product (11%) and field service (12%) sales. The decline in product sales was primarily driven by lower volume in North America and EMEA due to the COVID-19 pandemic. Field service sales were down primarily in Europe and Asia reflecting the impact of business shutdowns and project delays as a result of the COVID-19 pandemic.
The operational profit decrease of 24% was primarily attributed to lower sales volumes and unfavorable mix (32%). This decrease was partially offset by favorable material productivity and cost containment initiatives (7%) and lower selling, general and administrative costs (2%).
The increase in Other of 2% primarily reflects a favorable adjustment related to a product trouble matter liability.
Eliminations and other and General corporate expenses
	Net Sales		Operating Profit
	For the Three Months Ended September 30,		For the Three Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Eliminations and other	$(90)	$(104)	$(31)	$(63)
General corporate expenses	$—	$—	$(30)	$(42)
	Net Sales		Operating Profit
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Eliminations and other	$(251)	$(315)	$(122)	$(95)
General corporate expenses	$—	$—	$(93)	$(107)
Eliminations and other reflects the elimination of sales, other income and operating profit resulting from activity between segments, net hedging and foreign exchange-related gains and losses, as well as other infrequently occurring items, such as divestiture transaction costs. In addition, Eliminations and other includes costs associated with the settlement and defense of potential future asbestos-related claims, insurance settlements on asbestos-related matters and revisions in the estimated liability for potential future asbestos-related claims. Inter-segment sales eliminations decreased in the three and nine months ended September 30, 2020 compared with the three and nine months ended September 30, 2019.
For the three months ended September 30, 2020, the $32 million year-over-year increase in operating profit in Eliminations and other, compared with the prior year, was primarily attributed to lower year-over-year inter-segment profit eliminations and $11 million of lower separation-related costs. For the nine months ended September 30, 2020, the $27 million decrease in year-over-year in operating profit, compared with the prior year, was primarily attributed to $74 million of higher separation-related costs and an unfavorable impact from the change in the estimate of certain long-term liabilities of $9 million, partially offset by the absence of $34 million attributed to a consultant contract termination charge and the benefit from lower year-over-year inter-segment profit eliminations.

General corporate expenses remained consistent with the three and nine months ended September 30, 2019. General corporate expenses include allocations of corporate expenses from UTC prior to the separation, which are not necessarily indicative of our future expenses and do not necessarily reflect the results that Carrier may experience as an independent company for the periods presented. Also included within General corporate expenses in both the three and nine months ended September 30, 2020 are approximately $2 million and $6 million of separation-related costs, respectively.
Results of Operations for the Years Ended 2019, 2018 and 2017
Net Sales
(dollars in millions)	2019	2018	2017
Net sales	$18,608	$18,914	$17,814
Percentage change year-over-year	(2)%	6%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:
(dollars in millions)	2019	2018
Organic / operational	1%	6%
Foreign currency translation	(2)%	1%
Acquisitions and divestitures, net	(1)%	(1)%
Total % change	(2)%	6%
The 2019 organic sales increase of 1% was primarily driven by growth in HVAC (1%) as well as increases in Fire & Security (1%) and partially offset by declines in Refrigeration (1%). HVAC organic sales growth was driven by stronger sales in the North America residential HVAC market, as well as growth in Asia and the Americas for commercial HVAC. Organic growth in the Fire & Security segment was driven by stronger product sales globally, as well as field service growth primarily within Asia. Refrigeration declines were driven by transport refrigeration, primarily the container business, partially offset by growth in North America Truck Trailer as well as a decline in commercial refrigeration, primarily in Europe. The divestiture related sales decrease in 2019 was due to the 2018 sale of the Taylor business within the Refrigeration segment.
All three segments experienced organic sales growth during 2018 compared to 2017. Refrigeration grew 9% organically, reflecting stronger transport refrigeration sales and additional growth in commercial refrigeration sales. HVAC organic sales growth of 7% was driven by higher sales to residential customers in North America, as well as global growth for commercial HVAC. Organic sales growth of 2% in the Fire & Security segment was driven by growth in both product and field service sales.
Cost of Products and Services Sold
(dollars in millions)	2019	2018	2017
Total cost of products and services sold	$13,189	$13,345	$12,629
Percentage change year-over-year	(1)%	6%
The factors contributing to the total percentage change year-over-year in cost of products and services sold are as follows:
(dollars in millions)	2019	2018
Organic / operational	2%	6%
Foreign currency translation	(2)%	1%
Acquisitions and divestitures, net	(1)%	(1)%
Total % change	(1)%	6%
The decrease in total cost of products and services sold in 2019 was primarily driven by favorable foreign currency translation and net acquisition and divestiture activity, which more than offset increases from organic sales growth as well as higher tariffs and unfavorable commodity impacts.
The increase in total cost of products and services sold in 2018 was primarily driven by the organic sales increases noted above.

Gross Margin
(dollars in millions)	2019	2018	2017
Gross margin	$5,419	$5,569	$5,185
Percentage of net sales	29.1%	29.4%	29.1%
Gross margin as a percentage of net sales decreased 30 basis points in 2019 as the favorable impact of pricing and productivity net of unfavorable commodities and tariffs was more than offset by unfavorable mix, the absence of a favorable prior year contract adjustment related to a large commercial project and the unfavorable year-over-year impact resulting from the revaluation of certain long-term liabilities.
The 30 basis point increase in 2018 gross margin as a percentage of net sales was primarily driven by favorable pricing, the absence of a large commercial HVAC project adjustment and the absence of a product recall program in the Fire & Security segment, partially offset by increased commodities and logistics costs.
Research and Development
(dollars in millions)	2019	2018	2017
Research and development expense	$401	$400	$364
Percentage of net sales	2.2%	2.1%	2.0%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. Research and development expenses increased by 10 basis points as a percentage of net sales in 2019 primarily driven by a prior-year acquisition and investments in the Fire & Security segment, partially offset by relatively lower spend in the HVAC and Refrigeration segment, partially due to the 2018 divestiture of Taylor.
Research and development expenses increased by 10 basis points as a percentage of net sales in 2018, primarily driven by increased investment in new products across all Carrier businesses.
Selling, General and Administrative
(dollars in millions)	2019	2018	2017
Selling, general and administrative	$2,761	$2,689	$2,584
Percentage of net sales	14.8%	14.2%	14.5%
Selling, general and administrative expenses increased 60 basis points as a percentage of net sales in 2019, primarily driven by $53 million of costs relating to the separation, as well as a consultant contract termination fee of $34 million, neither of which were incurred in 2018, partially offset by lower year-over-year corporate allocations from UTC.
Selling, general and administrative expenses increased 4% in 2018, primarily driven by higher employee compensation and benefit related expenses and higher technology related allocations from UTC, but decreased 30 basis points as a percentage of net sales primarily due to favorable sales volume leverage.
We are continuously evaluating our cost structure and have implemented restructuring actions as a method of keeping our cost structure competitive. The amounts reflected above include the impact of restructuring actions on Selling, general and administrative expenses. For additional discussion, see “Restructuring Costs” and Note 15 – Restructuring Costs to the Combined Financial Statements.
Restructuring Costs
(dollars in millions)	2019	2018	2017
Cost of sales	$36	$36	$48
Selling, general and administrative	$90	$44	$63
Total restructuring costs	$126	$80	$111
Restructuring actions are an essential component of our operating margin improvement efforts and relate to existing and recently acquired operations. Charges generally arise from severance related to workforce reductions, facility exit and lease termination costs associated with the consolidation of field and manufacturing operations and costs to exit legacy programs. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of prevailing market conditions.
2019 Actions. During 2019, we recorded net pre-tax restructuring charges of $110 million relating to ongoing cost reduction actions initiated in 2019. For actions initiated in 2019, we are targeting to complete the majority of the remaining workforce and facility-related cost reductions in 2020. During 2019, we had cash outflows of approximately $63 million related to the 2019 actions. As of December 31, 2019, we expect to incur additional restructuring and other charges of $10 million to complete these actions.
2018 Actions. During 2019 and 2018, we recorded net pre-tax restructuring charges of $16 and $63 million, respectively, relating to ongoing cost reduction actions initiated in 2018. During 2019, we had cash outflows of approximately $37 million related to the 2018 actions. As of December 31, 2019, we expect to incur additional restructuring and other charges of $8 million to complete the 2018 actions.
2017 Actions. During 2019, 2018 and 2017, we recorded net pre-tax restructuring charges of zero, $1 million and $76 million, respectively, relating to ongoing cost reduction actions initiated in 2017. During 2019, we had cash outflows of approximately $8 million related to the 2017 actions. As of December 31, 2019, we do not expect to incur additional restructuring charges related to the 2017 actions.
In addition, during 2019, 2018 and 2017, we recorded net pre-tax restructuring costs totaling zero, $16 million and $35 million, respectively, for restructuring actions initiated in 2016 and prior. For additional discussion of restructuring, see Note 15 – Restructuring Costs to the Combined Financial Statements. As of December 31, 2019, we do not expect to incur additional restructuring charges related to the 2016 actions.
Equity Method Investment Net Earnings
(dollars in millions)	2019	2018	2017
Equity method investment net earnings	$236	$220	$218
Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Equity in earnings of uncombined equity method investments increased in 2019 by $16 million, primarily due to stronger earnings from our investments in HVAC joint ventures in Europe and Asia.
Equity in earnings of uncombined equity method investments increased in 2018 by $2 million, primarily due to stronger earnings from our investments in HVAC joint ventures in Europe, partially offset by decreases in earnings from equity investees in the Middle East and Asia.
For additional discussion, see Notes 3 and 16 to the Combined Financial Statements.
Other Income (Expense), Net
(dollars in millions)	2019	2018	2017
Other income (expense), net	$(2)	$937	$575
Other income (expense), net primarily includes the impact of foreign exchange gains and losses as well as other ongoing or infrequently occurring items such as gains and losses on business divestitures.
The year-over-year decrease of $939 million in Other income (expense), net in 2019 was primarily driven by the absence of a prior year gain of $799 million from the divestiture of Taylor, as well as the 2019 impairment of an equity method investment ($108 million).
The year-over-year increase of $362 million in Other income (expense), net in 2018 was primarily driven by the 2018 gain on the divestiture of Taylor of $799 million, partially offset by the absence of a prior year gain of $379 million from the sale of our investment in Watsco, Inc.
See Notes 9, 16 and 17 to the Combined Financial Statements for further discussion of these transactions.

Interest (Income) Expense, Net
(dollars in millions)	2019	2018	2017
Interest expense	$75	$84	$219
Interest income	$(102)	$(121)	$(104)
Interest (income) expense, net	$(27)	$(37)	$115
Interest income and expense relates primarily to interest on related party activity between us and UTC. See Note 5 – Related Parties to the Combined Financial Statements.
Interest (income) expense, net decreased 27% in 2019 as compared with 2018, which primarily reflects changes in interest earned on related party receivables due from UTC.
Interest (income) expense, net decreased 132% in 2018 as compared with 2017 due to a related party payable with UTC that was settled in November 2017. The increase in interest income in 2018 as compared with 2017 primarily reflects interest earned on related party receivables due from UTC.
Income Taxes
(dollars in millions)	2019	2018	2017
Effective income tax rate	19.4%	27.9%	58.5%
The 2019 effective tax rate reflects a net tax benefit of $149 million as a result of the filing by a subsidiary of Carrier to participate in an amnesty program offered by the Italian Tax Authority and conclusion of the audit by the Examination Division of the Internal Revenue Service for the UTC 2014, 2015, and 2016 tax years.
The 2018 effective tax rate reflects a net tax charge of $102 million as a result of UTC’s change of assertion of no longer intending to reinvest certain undistributed earnings of its international subsidiaries. The effective income tax rate for 2018 also reflects the incremental tax cost associated with the divestiture of Taylor.
The 2017 effective tax rate reflects a net tax charge of $799 million attributable to the passage of the TCJA. This amount primarily relates to U.S. income tax attributable to previously undistributed earnings of international subsidiaries and equity investments and the revaluation of U.S. deferred income taxes. The 2017 effective tax rate also includes a favorable adjustment of $18 million related to the expiration of statutes of limitations in various jurisdictions.
For additional discussion of income taxes and the effective income tax rate, see “Critical Accounting Estimates—Income Taxes” and Note 14 – Income Taxes to the Combined Financial Statements.
Net Income Attributable to Carrier
(dollars in millions)	2019	2018	2017
Net income from continuing operations attributable to Carrier	$2,116	$2,734	$1,227
Net income attributable to Carrier for the year ended December 31, 2019 includes restructuring charges, net of tax benefit, of $94 million ($126 million pre-tax), as well as the impact of a $108 million pre-tax impairment of an equity method investment.
Net income attributable to Carrier for the year ended December 31, 2018 includes restructuring charges, net of tax benefit, of $66 million ($80 million pre-tax), as well as the impact of a $799 million pre-tax gain on the divestiture of Taylor in 2018.
Net income attributable to Carrier for the year ended December 31, 2017 includes restructuring charges, net of tax benefit, of $81 million ($111 million pre-tax), as well as the net unfavorable impact of a $799 million tax charge in connection with the passage of the TCJA as described in Note 14 – Income Taxes to the Combined Financial Statements, and the unfavorable impact of a product recall program in our Fire & Security segment and an unfavorable contract adjustment on a large commercial HVAC project, partially offset by a gain resulting from the sale of our investment in Watsco, Inc.

Segment review
	Net sales			Operating profit			Operating profit margin
(dollars in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
HVAC	$9,712	$9,713	$9,045	$1,563	$1,720	$2,001	16%	18%	22%
Refrigeration	3,792	4,095	3,823	532	1,353	562	14%	33%	15%
Fire & Security	5,500	5,531	5,324	708	726	639	13%	13%	12%
Total Segment	19,004	19,339	18,192	2,803	3,799	3,202	15%	20%	18%
Eliminations and other	(396)	(425)	(378)	(156)	(24)	(32)	39%	6%	8%
General corporate expenses	—	—	—	(156)	(138)	(140)	0%	0%	0%
Combined	$18,608	$18,914	$17,814	$2,491	$3,637	$3,030	13%	19%	17%
HVAC
Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Our established brands include Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello. Products include air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers, dealers and retail outlets, as well as through direct sales offices which sell, in part, to mechanical contractors.
				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2019	2018	2017	2019 Compared with 2018		2018 Compared with 2017
Net sales	$9,712	$9,713	$9,045	$(1)	—%	$668	7%
Operating profit	1,563	1,720	2,001	(157)	(9)%	(281)	(14)%
	2019		2018
	Net sales	Operating profit	Net sales	Operating profit
Organic/Operational	1%	—%	7%	5%
Foreign currency translation	(1)%	(1)%	—%	1%
Restructuring costs	—%	(2)%	—%	1%
Other	—%	(6)%	—%	(21)%
Total % change	—%	(9)%	7%	(14)%
2019 Compared with 2018
The organic sales increase of 1% primarily reflects stronger residential HVAC sales in the North America region (2%) in addition to growth for commercial HVAC offerings in Asia (3%) and the Americas (2%), partially offset by declines in the Middle East and Europe (9%).
The organic operational profit was flat in comparison to the prior year, due to:
•	favorable impact of pricing and productivity net of unfavorable commodities and tariffs (7%, combined); and
•	higher income from equity method investments (1%).
These increases were offset by:
•	lower unit volume and unfavorable mix (3%);
•
the absence of a prior year favorable contract adjustment related to a large commercial project combined with the unfavorable year-over-year impact resulting from the revaluation of certain long-term liabilities (3%, combined); and

•	higher selling, general and administrative expenses (2%).

The 6% decrease in Other primarily reflects the $108 million impact of an equity method investment impairment.
2018 Compared with 2017
The organic sales increase of 7% was driven primarily by growth in residential sales in the North America region (9%) and growth globally for commercial HVAC offerings (5%).
The organic operational profit increase of 5% was driven by:
•	the year-over-year impact of a contract adjustment related to a large commercial project (5%);
•	profit contribution from the higher sales volumes, net of mix (4%); and
•	favorable pricing, net of commodities (4%).
These increases were partially offset by:
•	higher logistics costs (3%);
•	higher selling, general and administrative and research and development costs (3%); and
•	higher warranty costs (2%).
The 21% decrease in Other primarily reflects the year-over-year impact of the absence of the prior year gain from the sale of our investment in Watsco, Inc.
Refrigeration
Our Refrigeration segment includes transport refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products. Transport refrigeration products and cold chain monitoring solutions are used to enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems and controls. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of food and beverage retail. Our Refrigeration products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Refrigeration products and services are sold directly, including to transportation companies and retail stores, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers and dealers.
				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2019	2018	2017	2019 Compared with 2018		2018 Compared with 2017
Net sales	$3,792	$4,095	$3,823	$(303)	(7)%	$272	7%
Operating profit	532	1,353	562	(821)	(61)%	791	141%
	2019		2018
	Net sales	Operating profit	Net sales	Operating profit
Organic/Operational	(1)%	—%	9%	5%
Foreign currency translation	(3)%	(1)%	2%	1%
Acquisitions and divestitures, net	(3)%	(2)%	(4)%	(5)%
Restructuring costs	—%	—%	—%	(2)%
Other	—%	(58)%	—%	142%
Total % change	(7)%	(61)%	7%	141%
2019 Compared with 2018
The organic sales decrease of 1% was driven by declines in transport refrigeration sales (1%), primarily the container business (9%), partially offset by growth in North America truck trailer (5%), as well as declines in commercial refrigeration (1%), primarily in Europe.

The organic operational profit was flat in comparison to the prior year, due to:
•	favorable pricing, cost and productivity (3%, combined).
These increases were offset by:
•	lower unit volume and unfavorable mix (3%).
The 58% decrease in Other primarily reflects the year-over-year impact of the absence of the prior year gain from the divestiture of Taylor.
2018 Compared with 2017
The organic sales increase of 9% was driven primarily by growth in transport refrigeration sales (13%), as well as stronger sales to commercial refrigeration customers (4%).
The organic operational profit increase of 5% was driven by:
•	profit contribution from higher sales volumes, net of mix (11%).
These increases were partially offset by:
•	higher selling, general and administrative costs and research and development costs (5%); and
•	higher commodities, net of price (1%).
The 142% increase in Other is primarily due to the gain recorded during 2018 related to the divestiture of Taylor.
Fire & Security
Our Fire & Security segment includes a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls. Other fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance and repair and monitoring services. Our established brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra. Our Fire & Security products and solutions are sold directly to end customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retail distribution.
				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2019	2018	2017	2019 Compared with 2018		2018 Compared with 2017
Net sales	$5,500	$5,531	$5,324	$(31)	(1)%	$207	4%
Operating profit	708	726	639	(18)	(2)%	87	14%
	2019		2018
	Net sales	Operating profit	Net sales	Operating profit
Organic/Operational	1%	(2)%	2%	3%
Foreign currency translation	(3)%	(2)%	2%	2%
Acquisitions and divestitures, net	1%	2%	—%	—%
Restructuring costs	—%	(2)%	—%	4%
Other	—%	2%	—%	5%
Total % change	(1)%	(2)%	4%	14%

2019 Compared with 2018
The organic sales increase of 1% was driven primarily by global growth in product sales (1%) as well as growth in field service (1%), primarily within Asia (5%).
The organic operational profit decrease of 2% was driven by:
•	unfavorable mix, net of higher volume (2%);
•	investments in research and development (2%);
•	higher inventory obsolescence reserves associated with a business closure (1%); and
•	unfavorable impact of a service contract adjustment (1%).
These decreases were partially offset by:
•	favorable pricing, cost and productivity (5%, combined).
The 2% increase in Other primarily reflects the absence of the prior year impact of period costs associated with a product recall program (3%).
2018 Compared with 2017
The organic sales increase of 2% was driven primarily by growth in both product sales (2%) and field service and monitoring sales (2%).
The organic operational profit increase of 3% was driven by:
•	profit contribution from higher sales volumes, net of mix (7%).
This increase was partially offset by:
•	higher selling, general and administrative costs and research and development costs (3%); and
•	higher commodities, net of price (1%).
The 5% increase in Other primarily reflects the absence of the prior year impact of a product recall program (11%), partially offset the absence of prior year gains on the sale of investments (4%) and non-core businesses (2%).
Eliminations and other and General corporate expenses
	Net Sales			Operating Profit
(dollars in millions)	2019	2018	2017	2019	2018	2017
Eliminations and other	$(396)	(425)	(378)	$(156)	(24)	(32)
General corporate expenses	—	—	—	(156)	(138)	(140)
Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as other infrequently occurring items or items outside of normal business operations, such as costs of the separation and divestiture transaction costs. In addition, operating profit within Eliminations and other includes costs associated with the settlement and defense of potential future asbestos-related claims, insurance settlements on asbestos-related matters and the revaluation of any liability for potential future asbestos-related claims.
The year-over-year decrease in sales eliminations in 2019 as compared with 2018 reflects a decrease in the amount of inter-segment eliminations.
The year-over-year change in operating profit within Eliminations and other in 2019 as compared with 2018 is primarily due to 2019 separation-related costs ($58 million), the unfavorable impact of a consultant contract termination ($34 million) and lower asbestos-related settlement gains ($31 million), partially offset by the absence of 2018 divestiture transaction costs ($15 million).
General corporate expenses increased by $18 million from 2018 to 2019, primarily driven by higher general and administrative expenses. General corporate expenses decreased by $2 million from 2017 to 2018.

General corporate expenses primarily include allocations of corporate expenses from UTC, which are not necessarily indicative of future expenses and do not necessarily reflect the results that Carrier would have experienced as an independent company for the periods presented.
Liquidity and Financial Condition
(dollars in millions)	September 30, 2020	December 31, 2019
Cash and cash equivalents	$3,848	$952
Total debt	$11,974	$319
Net debt (total debt less cash and cash equivalents)	$8,126	$(633)
Total equity	$5,437	$14,435
Total capitalization (total debt plus total equity)	$17,411	$14,754
Net capitalization (total debt plus total equity less cash and cash equivalents)	$13,563	$13,802
Total debt to total capitalization	69%	NM
Net debt to net capitalization	60%	NM
NM - Prior to the separation, Carrier participated in UTC's centralized cash management and financing programs; as such, these metrics are neither meaningful nor comparable to those of Carrier as a stand-alone company. See Note 5 – Related Parties in our Unaudited Condensed Consolidated Financial Statements for additional information on the UTC cash management programs.
Prior to the separation, Carrier participated in UTC’s centralized cash pooling and financing programs. Historically, we independently generated operating cash flows sufficient to fund our working capital, capital expenditures and financing needs. Following the separation, the capital structure and sources of liquidity for Carrier have changed because Carrier no longer participates in UTC’s cash management and financing programs. Instead, Carrier’s ability to fund our capital requirements depends on our ability to generate cash flow from operations. Additionally, following the separation, Carrier has access to a $2.0 billion revolving credit facility that supports a commercial paper borrowing program and we anticipate continuing to have access to the debt capital markets. We believe that our future operating cash flows and anticipated access to capital will provide sufficient sources of liquidity over the next twelve months to meet our commitments, including the negative impact of the COVID-19 pandemic on our business.
From time to time we may need to access the capital markets to obtain financing. Although we believe that the arrangements currently in place permit us to finance our operations on acceptable terms and conditions, our access to and the availability of financing on acceptable terms and conditions in the future will be impacted by many factors, including (1) our credit ratings or absence of credit ratings, (2) the liquidity of the overall capital markets and (3) the state of the economy, including the impact of the COVID-19 pandemic. There can be no assurance that we will be able to obtain additional financing on terms favorable to us, if at all.
Financing for operational and strategic requirements, not satisfied by operational cash flows, is subject to the availability of external funds through short-term and long-term credit markets. The access to and cost of financing is dependent upon, among other factors, the Company’s credit ratings.
On October 15, 2020, the Board of Directors declared a dividend of $0.08 per share of common stock payable November 23, 2020 to shareowners of record at the close of business on October 30, 2020.
The following table presents our credit ratings and outlook as of September 30, 2020.
Rating Agency	Long-term Rating[1]	Short-term Rating	Outlook[2]
Standards & Poor’s (“S&P”)	BBB	A2	Negative
Moody's Investor Services, Inc. (“Moody’s”)	Baa3	P3	Stable
Fitch Ratings (“Fitch”)	BBB-	F3	Stable
1	The long-term rating for S&P was affirmed on June 15, 2020, and for Moody's on June 16, 2020. Fitch's long-term rating was issued on June 11, 2020.
2	S&P revised its outlook to negative from stable on June 15, 2020.
At September 30, 2020, we had cash and cash equivalents of $3.8 billion, of which approximately 22% was held by Carrier’s foreign subsidiaries. We manage our worldwide cash requirements by reviewing available funds and the cost effectiveness with which those funds can be accessed if held by foreign subsidiaries. On occasion, we are required to maintain cash deposits in connection with contractual obligations related to acquisitions or divestitures or other legal obligations. As of September 30, 2020 and December 31, 2019, the amount of such restricted cash was approximately $5 million and $5 million, respectively.
Borrowings and Lines of Credit
Long-term debt as of September 30, 2020 consisted of the following:
(dollars in millions)
Debt Description	Interest Rate	September 30, 2020	December 31, 2019
3-Year Term Loan Credit Facility due February 10, 2023	1.275%[1]	$1,750[2]	$—
1.923% Notes due February 15, 2023	1.923%	500[2]	—
2.242% Notes due February 15, 2025	2.242%	2,000[2]	—
2.493% Notes due February 15, 2027	2.493%	1,250[2]	—
2.722% Notes due February 15, 2030	2.722%	2,000[2]	—
2.700% Notes due February 15, 2031	2.700%	750	—
3.377% Notes due April 5, 2040	3.377%	1,500[2]	—
3.577% Notes due April 5, 2050	3.577%	2,000[2]	—
Other (including project financing obligations and finance leases)		309	319
Total principal long-term debt		12,059	319
Other (discounts and debt issuance costs)		(85)	—
Total debt		11,974	319
Less: current portion of long-term debt		223	237
Long-term debt, net of current portion		$11,751	$82
1	The interest rate on the term loan as of September 30, 2020 was 1.275%, which is a variable rate based on one-month LIBOR plus 112.5 basis points.
2	The net proceeds of the financing arrangements were used to distribute cash to UTC.
On February 10, 2020, Carrier entered into a revolving credit agreement with various banks permitting aggregate borrowings of up to $2.0 billion pursuant to the unsecured, unsubordinated Revolving Credit Facility that matures on April 3, 2025. A commitment fee of 0.125% is charged on the unused commitments. Borrowings under the Revolving Credit Facility are available in U.S. Dollars, Euros and Pounds Sterling and bear interest at a variable interest rate based on LIBOR plus a ratings-based margin, which was 125 basis points as of September 30, 2020. The Revolving Credit Facility supports our commercial paper program and cash requirements. As of September 30, 2020, there were no borrowings on the Revolving Credit Facility.
On February 10, 2020, Carrier entered into a term loan credit agreement providing for the $1.75 billion unsecured, unsubordinated 3-year Term Loan Credit Facility which matures on February 10, 2023. On March 27, 2020, Carrier drew $1.75 billion on the Term Loan Credit Facility, which is subject to a variable interest rate based on LIBOR plus a ratings-based margin, which was 112.5 basis points as of September 30, 2020.
On February 27, 2020, Carrier issued $9.25 billion of unsecured, unsubordinated Old Notes (other than the Old 11-Year Notes) with maturities ranging from 2023 through 2050. Carrier used the proceeds from the Old Notes (other than the Old 11-Year Notes) and the Term Loan Credit Facility to fund approximately $10.9 billion in distributions to UTC in connection with the separation.
The Credit Facilities and the Indenture contain affirmative and negative covenants customary for financings of this type, that among other things, limit Carrier and its subsidiaries’ ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. In addition, the Credit Facilities require the Company to comply with a maximum consolidated total net debt to EBITDA leverage ratio. On June 2, 2020, the Company entered into amendments to both the Revolving Credit Facility and the Term Loan Credit Facility. Pursuant to the amendments, certain terms of the Revolving Credit Facility and Term Loan Credit Facility were amended for a period beginning on June 2, 2020 and ending on December 30, 2021 (the “Covenant Modification Period”). The Company may terminate the Covenant Modification Period prior to

December 30, 2021, subject to the satisfaction of certain conditions. The amendments defer testing of our consolidated total net leverage ratio financial covenant until June 30, 2021 and increases the consolidated total net leverage ratio limit until December 31, 2021. The amendments also require us to maintain liquidity at a certain level until the earlier of (1) June 29, 2021 and (2) the last day of the Covenant Modification Period. Additionally, during the Covenant Modification Period, the Company is subject to (a) limitations on the incurrence of subsidiary indebtedness, (b) limitations on the making of restricted payments, including purchases by the Company of its ordinary shares and the amount of dividends the Company may pay, and (c) a “most favored nations” provision related to certain terms of any committed credit facility in an amount greater than $100 million. As of September 30, 2020, we were compliant with our covenants under the agreements governing our outstanding indebtedness.
On June 19, 2020, Carrier issued $750 million of unsecured, unsubordinated Old 11-Year Notes. The Old 11-Year Notes rank equally with our existing unsecured, unsubordinated obligations. We are using the net proceeds from the sale of the Old 11-Year Notes, which further enhance our liquidity and financial flexibility during the ongoing COVID-19 pandemic, for general corporate purposes.
As of September 30, 2020, we have a $2.0 billion unsecured, unsubordinated commercial paper program which we plan to use for general corporate purposes, including the funding of working capital and potential acquisitions. As of September 30, 2020, there were no borrowings outstanding under the commercial paper program.
Interest payments related to indebtedness are expected to approximate $285 million per year, reflecting an approximate weighted-average interest rate of 2.8%. Borrowings from the Revolving Credit Facility and the Term Loan Credit Facility are subject to variable interest rates.
Nine-Months Ended September 30, 2020 and September 30, 2019
Cash Flow—Operating Activities
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Net cash flows provided by operating activities	$1,493	$989
Net cash provided by operating activities increased $504 million during the nine months ended September 30, 2020 compared with the same period of the prior year primarily attributable to the timing of working capital and tax payments. Cash inflows from working capital contributed $833 million compared with the same period of the prior year. Cash provided by Accounts receivable, net increased $88 million attributable to improved collections and timing of customer payments. Cash provided by Accounts payable and accrued liabilities increased $727 million primarily attributable to income taxes, increased production and the timing of vendor payments.
With respect to our current working capital position, as a result of the COVID-19 pandemic, the Company is participating in global COVID-19 relief measures, including the CARES Act, which provides for payroll tax deferrals and credits, income tax payment deferrals, and an increase in the income tax interest deduction limitation.
Cash Flow—Investing Activities
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Net cash flows provided by (used in) investing activities	$230	$(150)
Net cash provided by investing activities increased $380 million during the nine months ended September 30, 2020 compared with the same period of the prior year primarily due to proceeds of $300 million from the sale of 9.25 million Beijer shares and receipt on net settlements of foreign exchange derivatives of $67 million.

Cash Flow—Financing Activities
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Net cash flows provided by (used in) financing activities	$1,173	$(1,095)
Net cash provided by financing activities increased $2.3 billion during the nine months ended September 30, 2020 compared with the prior period and primarily reflects the issuance of $750 million of long-term debt in June 2020 and a $590 million cash contribution from UTC in connection with the separation. The remaining net change primarily reflects a decrease in short term financing activity of $65 million and dividends paid on common stock of $70 million. The cash transferred to UTC of $10.9 billion in the three months ended March 31, 2020 in connection with the separation was offset by the issuance of long-term debt of $11.0 billion in the same period.
Years Ended 2019, 2018 and 2017
Cash Flow—Operating Activities
(dollars in millions)	2019	2018	2017
Net cash flows provided by operating activities	$2,002	$2,055	$2,098
Cash generated from operating activities in 2019 was approximately $53 million lower than 2018. Cash outflows for working capital increased $96 million over the prior period to support ongoing operations of Carrier. The 2019 cash outflows from working capital were $420 million. Accounts receivable, net increased approximately $129 million over 2018 due to a decrease in discounting activities. Contract assets, current decreased $23 million due primarily to customer billings in excess of revenue recognition. Accounts payable and accrued liabilities decreased $311 million primarily in connection with timing of vendor payments.
Cash generated from operating activities in 2018 was approximately $43 million lower than 2017. Cash outflows for working capital increased $552 million over the prior period to support higher top line organic growth. The 2018 cash outflows from working capital were $324 million. Accounts receivable, net increased approximately $211 million over 2017 due to an increase in sales volume. Contract assets, current increased $67 million due primarily to revenue recognition in excess of customer billings. Inventory, net and accounts payable and accrued liabilities increased $151 million and $88 million, respectively, primarily driven by increases to support higher sales volume.
Cash Flow—Investing Activities
(dollars in millions)	2019	2018	2017
Net cash flows provided by (used in) investing activities	$(213)	$415	$271
Cash flows used in investing activities in 2019 compared to 2018 increased $628 million primarily due to the absence of $1.0 billion in proceeds received from the 2018 divestiture of Taylor, partially offset by decreases of $310 million in cash outflows for acquisitions and decreases in capital expenditures of $20 million.
Cash flows provided by investing activities for 2018 and 2017 primarily reflect capital investments in and dispositions of businesses and capital expenditures. Capital expenditures in 2018 ($263 million) primarily relate to new facilities and investments in products and information technology. The $144 million increase in cash flows provided by investing activities was primarily driven by the proceeds of $1.0 billion received from the divestiture of Taylor in 2018, partially offset by the absence of $596 million in proceeds received from the 2017 sale of our investment in Watsco, Inc., as well as an increase of $134 million in 2018 in cash outflows for acquisitions. Cash investments in businesses, net of cash acquired, in 2018 ($310 million) primarily relate to the acquisition of the S2 business within our Fire & Security segment in the fourth quarter of 2018.
Cash Flow—Financing Activities
(dollars in millions)	2019	2018	2017
Net cash flows used in financing activities	$(1,967)	$(2,627)	$(2,193)

Our financing activities primarily include transfers to (and from) UTC. Net cash used in financing activities decreased $660 million in 2019 compared to 2018 primarily due to a decrease in Net transfers to UTC, partially offset by repayments of project financing obligations. Net cash used in financing activities increased $434 million in 2018 compared to the prior year due to increases in amounts transferred to UTC of $835 million, partially offset by the year-over-year impact of the absence of a 2017 purchase of the remaining noncontrolling interest to reach 100% ownership of the Riello HVAC business ($286 million).
Critical Accounting Estimates
Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 3 – Summary of Significant Accounting Policies to the Combined Financial Statements describes the significant accounting policies used in preparation of the combined financial statements. Management believes the most complex and sensitive judgments, because of their potential significance to the Unaudited Condensed Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. There have been no significant changes in our critical accounting estimates. However, in the three months ended September 30, 2020, we completed our annual goodwill impairment testing.
Goodwill and indefinite-lived intangible assets are tested annually for impairment, or when a triggering event occurs that indicates the fair value of the reporting unit or asset may have decreased below the carrying value. The impairment assessment compares the estimated fair value of each reporting unit or indefinite-lived trademark to its associated carrying value. If the carrying value of the reporting unit or trademark exceeds its estimated fair value, then we record an impairment based on the difference between fair value and carrying value. In the case of a reporting unit, an impairment would not exceed the associated carrying value of goodwill. We performed our annual impairment assessment test of goodwill and indefinite-lived trademarks as of July 1, 2020.
As part of our annual impairment testing, we considered the impact of the adverse effects of the COVID-19 pandemic on the global economy and our business. To this end, we performed a quantitative impairment assessment that measured the fair value of each reporting unit to its associated carrying value to determine whether it was necessary to recognize a goodwill impairment. Estimating the fair value of individual reporting units and trademarks requires us to make assumptions and estimates regarding our future plans, as well as industry, economic and regulatory conditions, which were updated in performing the impairment assessment.
For all reporting units, the fair value of goodwill was determined to exceed the carrying values, resulting in no goodwill impairment. However, for one reporting unit, with goodwill of $917 million, the excess of fair value over the carrying value was approximately 13%. For this reporting unit, a 100 basis point increase in the discount rate used in the financial forecast would result in an impairment of approximately $84 million. The estimated fair value of the reporting unit would be negatively impacted if future economic conditions are worse than our financial forecast and assumptions or if there are substantial reductions in our end markets and volume assumptions relative to our financial forecast.
Based upon the quantitative assessment performed, the fair value of indefinite lived trademarks was determined to exceed the carrying value, resulting in no impairment.
Revenue Recognition from Contracts with Customers
Effective January 1, 2018, we adopted ASU 2014-09 and its related amendments (referred to, collectively, as the “New Revenue Standard”) and elected the modified retrospective approach. The adoption of the New Revenue Standard did not have a material impact on revenue, net income or net assets. Note 4 – Revenue Recognition to the Combined Financial Statements contains further detail regarding the adoption of the New Revenue Standard and its impact on the combined financial statements as of, and for, the year ended December 31, 2018.
We recognize revenue on an over-time basis on installation and service contracts related to our HVAC, Refrigeration and Fire & Security service businesses. For contracts recorded on an over-time basis, we measure progress toward completion using costs incurred to date relative to total estimated costs at completion. This over-time basis using an input method requires estimates of future revenues and costs over the full term of product and/or service delivery. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs are incurred over a period of time, which can generally range from several months to years, and the estimation of these costs requires management’s judgment. We review our cost estimates on significant contracts on a quarterly basis and, for others, at least annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method.
We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price, including contractual discounts, contract incentive payments, estimates of award fees and other sources of variable consideration, when determining the transaction price of each contract. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount. These estimates are based on historical experience, anticipated performance and best judgment at the time. We also consider whether the contracts provide customers with significant financing, although in general our contracts do not contain significant financing.
Income Taxes
The future tax benefit arising from deductible temporary differences and tax carryforwards was $923 million at December 31, 2019 and $645 million at December 31, 2018. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through an increase to tax expense in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to tax expense in the period in which that determination is made.
In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 3 and 14 to the Combined Financial Statements for further discussion.
Goodwill and Intangible Assets
Our goodwill balance had an aggregate carrying amount of $9.9 billion as of December 31, 2019. Our indefinite-lived intangible asset balance primarily consists of individual trademarks, which had an aggregate carrying amount of $534 million as of December 31, 2019.
We test our reporting units and trademarks for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or trademark is less than its carrying amount. Such events and circumstances could include, among other things, increased competition or unexpected loss of market share, increased input costs beyond projections (for example, due to regulatory or industry changes), disposals of significant businesses or components of our business, unexpected business disruptions (for example due to a natural disaster or loss of a customer, supplier or other significant business relationship), unexpected significant declines in operating results or significant adverse changes in the markets in which we operate. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test trademarks for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or trademark exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.
Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. Estimating the fair value of individual reporting units and trademarks requires us to make assumptions and estimates regarding our future plans, as well as industry, economic and regulatory conditions. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, change, or if management’s expectations or plans otherwise change, including as a result of the execution of our global five-year strategic plan, then one or more of our reporting units or trademarks might become impaired in the future.
We utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. The discounted cash flow approach relies on our estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. We developed these assumptions based on the market and geographic risks unique to each reporting unit. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each reporting unit (including net sales, cost of products and services sold, selling, general and administrative expenses, depreciation and amortization, working capital and capital expenditures), income tax rates, long-term growth rates and a discount rate that appropriately reflects the risks inherent in each future cash flow stream. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, management’s plans and guideline companies. For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) in the 2019 test was a minimum of 46%. A significant increase in the discount rate, decrease in the long-term growth rate or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.
For our indefinite-lived assets, a fair value is determined on a relief from royalty methodology, which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net sales for each trademark, royalty rates (as a percentage of net sales that would hypothetically be charged by a licensor of the brand to an unrelated licensee), income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future cost savings attributable to the brand, and management’s intent to invest in the brand indefinitely. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, and estimated product category growth rates, management’s plans and guideline companies. The present value of the after-tax cost savings (i.e., royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss equal to that excess. For all trade names, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) in the 2019 test was a minimum of 48%.
Based on the results of these calculations, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 9 – Business Acquisitions, Dispositions, Goodwill and Intangible Assets to the Combined Financial Statements for further information.
Employee Benefit Plans
We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and mortality rates. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the combined financial statements.

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rates for benefit obligations, interest cost and service cost as of December 31, 2019:
(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(104.0)	$110.0
Net periodic pension (benefit) cost	(2.1)	3.1
Other postretirement benefit plans*
Accumulated postretirement benefit obligation	(0.3)	0.3
*	The impact on net periodic postretirement (benefit) cost is less than $0.1 million.
These estimates assume no change in the shape or steepness of the company-specific yield curve used to plot the individual spot rates that will be applied to the future cash outflows for future benefit payments in order to calculate interest and service cost. A flattening of the yield curve, from a narrowing of the spread between interest and obligation discount rates, would increase our net periodic pension cost. Conversely, a steepening of the yield curve, from an increase in the spread between interest and obligation discount rates, would decrease our net periodic pension cost.
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2019 pension expense by approximately $7.2 million.
The weighted-average discount rates used to measure pension liabilities and costs utilize each plan’s specific cash flows and are then compared to high-quality bond indices for reasonableness. For our significant plans, we utilize a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. Global market interest rates decreased in 2019 as compared with 2018, and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 2.8% in 2018 to 2.0% in 2019. The weighted-average discount rates used to measure service cost and interest cost were 3.2% and 2.7%, respectively, in 2019 and 2.8% and 2.4%, respectively, in 2018.
See Note 12 – Employee Benefit Plans to the Combined Financial Statements for further discussion.
Contingent Liabilities
Our operating units include businesses that sell products and services and conduct operations throughout the world. As described in Note 20 – Contingent Liabilities to the Combined Financial Statements, contractual, regulatory and other matters, including asbestos claims, may arise in the ordinary course of business that subject us to claims or litigation. We have recorded reserves in the combined financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material effect on our financial condition, results of operations, liquidity or cash flows for any year. See “Risk Factors” included elsewhere in this prospectus.
Environmental Matters
Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established, and continually update, policies relating to environmental standards of performance for our operations worldwide. We believe that expenditures necessary to comply with the current regulations governing environmental protection will not have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

We have identified 204 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 117 of these locations. We do not believe that any individual location’s exposure will have a material adverse effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 87% of our accrued environmental remediation reserve.
We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA” or “Superfund”) at 19 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
As of September 30, 2020 and December 31, 2019, the outstanding liability for environmental obligations was $233 million and $217 million, respectively, of which $13 million and $14 million, respectively, is included in Accrued liabilities and $220 million and $203 million, respectively, is included in Other long-term liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet. See Note 20 – Contingent Liabilities to the Combined Financial Statements and Note 18 –Commitments and Contingent Liabilities to the Unaudited Condensed Consolidated Balance Sheet for additional discussion on environmental obligations.
Asbestos Matters
The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts. The estimated range of total liabilities to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $255 million to $290 million. Where no amount within a range of estimates is more likely, the minimum is accrued. We have recorded the minimum amount of $255 million, which is principally recorded in Other long-term liabilities on the Combined Balance Sheet as of December 31, 2019. This amount is on a pre-tax basis, not discounted, and excludes the Company’s legal fees to defend the asbestos claims, which will continue to be expensed by the Company as they are incurred. In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $104 million, which is included primarily in Other assets on the Combined Balance Sheet as of December 31, 2019. See “Business—Legal Proceedings—Asbestos” for further discussion of the estimated liabilities and insurance recoveries. See Note 20 – Contingent Liabilities to the Combined Financial Statements for further discussion of these matters.
Off-Balance Sheet Arrangements and Contractual Obligations
We extend a variety of financial guarantees to third parties in support of our business. We also have obligations arising from environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition include changes in an underlying transaction, non-performance under a contract or deterioration in the financial condition of the guaranteed party.
A summary of our combined contractual obligations and commitments as of December 31, 2019 is as set forth below. There have been no material changes for the three and nine-months ended September 30, 2020 to our off-balance sheet arrangements and contractual obligations:
	Payments Due by Period
(dollars in millions)	Total	2020	2021-2022	2023-2024	Thereafter
Operating leases	$939	$182	$272	$170	$315
Purchase obligations	1,346	1,076	211	59	—
Other long-term liabilities	764	219	217	121	207
Total contractual obligations	$3,049	$1,477	$700	$350	$522
Operating leases include amounts related to future contractual payments on our leases for land and buildings, vehicles and machinery and equipment.

Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what may be legally enforceable.
Other long-term liabilities primarily include those amounts on our December 31, 2019 balance sheet representing obligations under product service and warranty policies, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.
The above table excludes the following:
•
Principal amount of indebtedness incurred in connection with the separation and distribution and associated interest payments. See “Description of Other Material Indebtedness” for additional discussion.

•
Unrecognized tax benefits of $166 million, the timing of which is uncertain to become payable. See Note 14 – Income Taxes to the Combined Financial Statements for additional discussion on unrecognized tax benefits.

•
Carrier’s obligations pursuant to the tax matters agreement to settle with UTC the net remaining tax liability of $481 million under the TCJA mandatory transition tax attributable to Carrier. This amount will be settled with UTC in six annual installments, beginning in April of 2021.

Recent Accounting Pronouncements
See Note 3 – Summary of Significant Accounting Policies to the Combined Financial Statements for a discussion of recent accounting pronouncements and their effect on us.
Market Risk and Risk Management
Carrier is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, we primarily use foreign currency forward contracts, swaps and options. These hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of these hedging programs include currency markets, the availability of hedging instruments and the liquidity of the credit markets. There has been no significant change in our exposure to market risk during the three and nine months ended September 30, 2020.
Foreign Currency Exposures
We transact business in various foreign currencies, which exposes our cash flows and earnings to changes in foreign currency exchange rates. These exposures include the translation of local currency balances of foreign subsidiaries, remeasurement of assets and liabilities denominated in foreign currencies and other transactions involving foreign currencies. We attempt to manage foreign currency transaction exposures through operational strategies and the use of foreign currency hedging contracts. While the objective of our hedging program is to minimize the foreign currency exchange impact on operating results, there may be variances between the hedging and underlying exposure gains and losses because of the length of certain hedging contracts. Carrier does not enter into hedging contracts for speculative purposes.
Commodity Price Exposures
We are exposed to volatility in the prices of raw materials used in some of our products, and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are utilized, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2019.

MANAGEMENT
Executive Officers
The following table sets forth information regarding the individuals who serve as executive officers of Carrier as of the date hereof. Patrick Goris (49) has been named Senior Vice President & Chief Financial Officer, effective November 16, 2020. Mr. Goris will succeed Mr. McLevish, who will remain with Carrier until his retirement on February 15, 2021 in the role of Special Advisor to David Gitlin.
Name	Age	Position
John V. Faraci	70	Executive Chairman
David Gitlin	51	President and Chief Executive Officer
Ajay Agrawal	57	Senior Vice President, Strategy & Services
David Appel	64	President, Refrigeration
Kyle Crockett	46	Vice President, Controller
Timothy McLevish	65	Senior Vice President, Chief Financial Officer
Christopher Nelson	50	President, HVAC
Kevin O’Connor	53	Senior Vice President, Chief Legal Officer
Jurgen Timperman	47	President, Fire & Security
Nadia Villeneuve	48	Senior Vice President, Chief Human Resources Officer
John V. Faraci. Mr. Faraci served as Chairman and Chief Executive Officer of International Paper (paper, packaging and distribution) from 2003 to 2014. Earlier in 2003, he was elected as President and director of that company, and served as its Executive Vice President and Chief Financial Officer from 2000 to 2003. From 1995 to 1999, Mr. Faraci was Chief Executive Officer and managing director of Carter Holt Harvey Ltd., a former New Zealand subsidiary of International Paper. He first joined International Paper in 1974. Mr. Faraci is a director of ConocoPhillips Company, PPG Industries, Inc. and United States Steel Corporation, and was a director of UTC before Carrier’s separation. He serves on the board of the National Fish and Wildlife Foundation and is past Chairman of the Board of Trustees of Denison University. Mr. Faraci is also a member of the Royal Bank of Canada Advisory Board, a member of the Board of Trustees of the American Enterprise Institute and a member of the Council on Foreign Relations. Mr. Faraci holds a bachelor’s degree from Denison University and an MBA from the University of Michigan’s Ross School of Business.
David Gitlin. Mr. Gitlin was appointed President and Chief Executive Officer of Carrier in June 2019 and held the position of President, HVAC from December 2019 to March 2020. He most recently served as President and Chief Operating Officer of Collins Aerospace from 2018 to 2019 and President of UTC Aerospace Systems from 2015 to 2018 after leading the integration of Goodrich Corporation with UTC. Prior to the formation of UTC Aerospace Systems, Mr. Gitlin worked for UTC’s Hamilton Sundstrand division as President of Aerospace Customers & Business Development; Vice President of Auxiliary Power, Engine & Control Systems; Vice President and General Manager of Hamilton Sundstrand Power Systems; Vice President of Pratt & Whitney programs; and General Manager of Rolls-Royce/General Electric programs. Before joining Hamilton Sundstrand, he served in roles at UTC headquarters and Pratt & Whitney. Mr. Gitlin earned a bachelor’s degree from Cornell University, a Juris Doctor from the University of Connecticut School of Law and an MBA from MIT’s Sloan School of Management.
Ajay Agrawal. Mr. Agrawal was appointed Senior Vice President, Strategy & Services of Carrier in October 2019. He most recently served as Vice President, Aftermarket Services, and Vice President responsible for Rockwell Collins integration for Collins Aerospace, a UTC company, from August 2015 to September 2019 and as Vice President, Aftermarket and Programs at the Pratt & Whitney division of UTC from 2009 to July 2015. Prior to that he served in a variety of leadership roles in UTC from 2005 to 2009, including head of Financial Planning and Analysis for UTC, Vice President of Strategy and Business Development at Hamilton Sundstrand and Senior Director of Strategy and Development at UTC. Prior to joining UTC, he held roles of increasing responsibility at Bain & Company from 1998 to 2005. Mr. Agrawal holds a doctorate in engineering from the University of Missouri and an MBA from Carnegie Mellon University.
David Appel. Mr. Appel was appointed President, Refrigeration of Carrier in 2010. Prior to that, he held several roles within Carrier’s business, including President, HVAC for Europe, the Middle East and Africa (EMEA) from 2009 to 2010; President, Building Systems & Service EMEA from 2006 to 2009; Vice President,

European HVAC Distribution from 2003 to 2006; and Managing Director for Toshiba Carrier UK from 2002 to 2003. In total, he has more than 30 years of experience with UTC. Mr. Appel holds a bachelor’s degree in economics from the Wharton School of Business, University of Pennsylvania.
Kyle Crockett. Mr. Crockett was appointed Vice President, Controller of Carrier in January 2020. He joined Carrier from General Motors where he held several positions, including Director, Global Business Solutions – Finance from 2017 to 2020; Director, SEC Reporting and Consolidation from 2015 to 2017; Regional Controller, GM Europe from 2013 to 2015; Controller, GM Korea from 2010 to 2013; and Senior Manager, SEC Reporting from 2008 to 2010. Before joining General Motors, Mr. Crockett was Senior Manager at GMAC (now Ally Financial) from 2007 to 2008 and held various roles of increasing responsibility at KPMG LLP from 2002 to 2006, including Senior Manager. Mr. Crockett holds a bachelor’s degree in accounting from Grand Valley State University and is a Certified Public Accountant.
Timothy McLevish. Mr. McLevish was appointed Senior Vice President, Chief Financial Officer of Carrier in October 2019. He joined Carrier from Walgreens Boots Alliance, Inc., where he served as Senior Advisor to the Chief Executive Officer from 2018 to 2019 and from 2015 to 2016, and as Executive Vice President and Chief Financial Officer, first of Walgreens Co. then of Walgreens Boots Alliance, Inc., from 2014 to 2015. In 2016 and 2017 he served as the Executive Chairman of Lamb Weston Holdings, Inc. Prior to joining Walgreens, Mr. McLevish served as Executive Vice President and Chief Financial Officer for Kraft Foods Group, Inc. from 2012 to 2013, and as Executive Vice President in 2014. Prior to that, he served as Executive Vice President and advisor to the Chief Executive Officer of Kraft Foods, Inc. from 2011 to 2012, leading the separation of Kraft Foods Group, Inc. from Kraft Foods, Inc. (since renamed Mondelēz International, Inc.) and, from 2007 to 2011, he served as Executive Vice President and Chief Financial Officer of Kraft Foods, Inc. Prior to Kraft, Mr. McLevish served as Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited from 2002 to 2007 and as Vice President and Chief Financial Officer of The Mead Corporation from 1999 to 2002. Mr. McLevish has served as a director of Kennametal Inc. since 2004 and as a director of R.R. Donnelly & Sons Company since 2016. He served as a director of URS Corporation from 2012 to 2014, ConAgra Foods, Inc. from 2015 to 2016, US Foods, Inc. in 2016 and, as noted above, of Lamb Weston Holdings, Inc. from 2016 to 2017. Mr. McLevish holds a bachelor’s degree from the University of Minnesota and an MBA from Harvard Business School.
Christopher Nelson. Mr. Nelson was appointed President, HVAC in March 2020. Previously, he held many roles at Carrier including, President, HVAC − Commercial from 2018 to March 2020; President, North American HVAC from 2012 to 2018; Vice President, Sales & Marketing for Residential & Commercial Systems from 2008 to 2012; Vice President and General Manager, Light Commercial Systems from 2006 to 2008; and Director of Residential Ducted System Platforms from 2004 to 2006. Prior to joining UTC, Mr. Nelson was at McKinsey & Company from 2000 to 2004, Johnson & Johnson from 1996 to 1998 and an officer in the U.S. Army from 1992 to 1996. Mr. Nelson holds a bachelor’s degree in science from the University of Notre Dame and an MBA from Cornell University.
Kevin O’Connor. Mr. O’Connor was appointed Senior Vice President, Chief Legal Officer in March 2020. He joined Carrier from Point72 Asset Management where he served as Chief Legal Officer from 2015 through 2019 and as Vice President, General Counsel & Government Relations of Carrier from January 2020 to March 2020. Prior to that he served as Vice President, Global Ethics and Compliance for UTC from 2012 to 2015 and as a partner at Bracewell and Giuliani from 2009 to 2012. From 2002 to 2009, he served in the U.S. Department of Justice as Associate Attorney General of the United States (2008 to 2009), Chief of Staff to the United States Attorney General (2007), Associate Deputy Attorney General (2007) and as U.S. Attorney for Connecticut (2002 to 2008). Prior to his service with the Department of Justice, Mr. O’Connor, was counsel and partner at Day, Berry & Howard from 1999 to 2002, associate at LeBoeuf, Lamb, Greene & MacRae from 1997 to 1999, Senior Counsel at the U.S. Securities and Exchange Commission Division of Enforcement from 1995 to 1997, associate at Cahill Gordon & Reindel from 1993 to 1995 and a law clerk to the Honorable William H. Timbers of the United States Court of Appeals for the Second Circuit from 1992 to 1993. Mr. O’Connor holds a bachelor’s degree in Government from the University of Notre Dame and a Juris Doctor from the University of Connecticut School of Law.
Jurgen Timperman. Mr. Timperman was appointed President, Fire & Security of Carrier in February 2019. Prior to that, he held several other roles within UTC’s fire and security business, including President, Global Fire & Security Products from 2017 to 2019, President, Global Security Products from 2015 to 2017, President,

Security & Access Solutions from 2012 to 2015, President, Fire & Security Operations from 2011 to 2012 and Regional General Manager, Global Security Products, Middle East and Africa from 2009 to 2011. Prior to joining UTC, he held roles of increasing responsibility with various divisions of General Electric from 1995 to 2009. Mr. Timperman is on the board of directors for the FDNY Foundation and holds a master’s degree in electro-mechanical engineering from Ghent University in Belgium.
Nadia Villeneuve. Ms. Villeneuve was appointed Senior Vice President, Chief Human Resources Officer of Carrier in 2015. Prior to that, she served as Vice President and Chief Human Resources Officer for the Pratt & Whitney division of UTC from 2012 to 2015 and as Vice President, Human Resources, Asia for the UTC Fire & Security division of UTC, located in Shanghai, China, from 2010 to 2012. Previously, Ms. Villenueve held several other positions at Pratt & Whitney, including Director, Human Resources, Engineering from 2009 to 2010, Director, Human Resources, Commercial Engines from 2007 to 2009 and in various roles before from 2000 to 2007 based in the U.S., Canada and Poland. Prior to joining UTC, Ms. Villeneuve was a Consultant with the Lalonde-Bard Consulting Group from 1998 to 2000 and Manager, Customer Relations at Royal Bank of Canada in 1997. Ms. Villeneuve holds a bachelor’s degree in finance from Université du Québec a Montréal (Montréal, Québec, Canada) and a master’s degree in management from l’École des Hautes Études Commerciales, Université de Montréal (Montréal, Québec, Canada).
Patrick Goris. Mr. Goris has been appointed Senior Vice President & Chief Financial Officer of Carrier, effective November 16, 2020. Since 2017, Mr. Goris has served as the Senior Vice President and Chief Financial Officer of Rockwell Automation, Inc., a publicly traded provider of industrial automation and digital transformation solutions. Mr. Goris previously held other roles with Rockwell Automation, serving as Vice President, Investor Relations, and Vice President, Finance, Architecture and Software, from 2015 to 2017, and as Vice President, Finance, Architecture & Software, Operations and Engineering Services, from 2013 to 2015. Mr. Goris joined Rockwell Automation in 2006 as director, Finance, of the Safety, Sensing & Connectivity business. Before joining Rockwell Automation, Mr. Goris worked with Graphic Packaging International for 10 years in roles of increasing responsibility. Mr. Goris has served as a director of Lincoln Electric Holdings, Inc., a welding products company, since 2018. Mr. Goris holds a bachelor’s degree in Business Administration from European University and an MBA from Emory University’s Goizueta Business School.

DIRECTORS
Board of Directors
The following table sets forth information regarding those persons who serve on Carrier’s Board of Directors. Carrier’s amended and restated certificate of incorporation and amended and restated bylaws provides that directors will be elected annually.
Name	Age	Position
John V. Faraci	70	Executive Chairman
Jean-Pierre Garnier	72	Director
David Gitlin	51	Director
John J. Greisch	65	Director
Charles M. Holley, Jr.	64	Director
Michael M. McNamara	63	Director
Michael A. Todman	63	Director
Virginia M. (Gina) Wilson	66	Director
John V. Faraci. Mr. Faraci served as Chairman and Chief Executive Officer of International Paper (paper, packaging and distribution) from 2003 to 2014. Earlier in 2003, he was elected as President and director of that company, and served as its Executive Vice President and Chief Financial Officer from 2000 to 2003. From 1995 to 1999, Mr. Faraci was Chief Executive Officer and managing director of Carter Holt Harvey Ltd., a former New Zealand subsidiary of International Paper. He first joined International Paper in 1974. Mr. Faraci is a director of ConocoPhillips Company, PPG Industries, Inc. and United States Steel Corporation, and was a director of UTC before Carrier’s separation. He serves on the board of the National Fish and Wildlife Foundation and is past Chairman of the Board of Trustees of Denison University. Mr. Faraci is also a member of the Royal Bank of Canada Advisory Board, a member of the Board of Trustees of the American Enterprise Institute and a member of the Council on Foreign Relations. Mr. Faraci holds a bachelor’s degree from Denison University and an MBA from the University of Michigan’s Ross School of Business.
Jean-Pierre Garnier. Dr. Garnier is an Operating Partner at Advent International (global private equity). He served as Chairman of Idorsia Pharmaceuticals Ltd., from 2017 to 2020, Chairman of Actelion from 2011 to 2017, CEO of Pierre Fabre SA from 2008 to 2010, and as CEO and Executive Member of the Board of Directors of GlaxoSmithKline plc from 2000 to 2008. Dr. Garnier served as CEO of SmithKline Beecham plc in 2000, and as Chief Operating Officer and Executive Member of the Board of Directors from 1996 to 2000. Dr. Garnier is a director of Radius Health, Inc., and Chairman of the Board of CARMAT, and was a director of UTC from 1997 to the separation in 2020. He served as Chairman of the Board of Alzheon, Inc. (non-public) from 2015 to 2018 and as a director of Renault S.A. (public) from 2009 to 2016. Dr. Garnier is on the Advisory Board of Newman’s Own Foundation and he is a Knight Commander of the Order of the British Empire and Officier de la Légion d’Honneur of France. Dr. Garnier holds a master’s degree and Ph.D. from Louis Pasteur University and an MBA from Stanford University.
David Gitlin. Mr. Gitlin was appointed President and Chief Executive Officer of Carrier in June 2019 and held the position of President, HVAC from December 2019 to March 2020. He most recently served as President and Chief Operating Officer of Collins Aerospace from 2018 to 2019 and President of UTC Aerospace Systems from 2015 to 2018 after leading the integration of Goodrich Corporation with UTC. Prior to the formation of UTC Aerospace Systems, Mr. Gitlin worked for UTC’s Hamilton Sundstrand division as President of Aerospace Customers & Business Development; Vice President of Auxiliary Power, Engine & Control Systems; Vice President and General Manager of Hamilton Sundstrand Power Systems; Vice President of Pratt & Whitney programs; and General Manager of Rolls-Royce/General Electric programs. Before joining Hamilton Sundstrand, he served in roles at UTC headquarters and Pratt & Whitney. Mr. Gitlin earned a bachelor’s degree from Cornell University, a Juris Doctor from the University of Connecticut School of Law and an MBA from MIT’s Sloan School of Management.
John J. Greisch. Mr. Greisch served as President and Chief Executive Officer of Hill-Rom Holdings, Inc. (medical technology company) from 2010 until his retirement in 2018. Prior to Hill-Rom, Mr. Greisch was President, International Operations for Baxter International, Inc. (health care) from 2006 to 2009. While at Baxter, he also served as Chief Financial Officer from 2004 to 2006, as President of its bioscience division from

2003 to 2004, Vice President, Finance and Strategy (bioscience division) during 2003, and Vice President, Finance (renal division) from 2002 to 2003. Previously, Mr. Greisch was President and Chief Executive Officer for FleetPride Corporation (distributor of heavy-duty truck and trailer replacement parts) from 1998 to 2001. Prior to that, he held various positions at The Interlake Corporation (metal products) from 1986 to 1997, including serving as President of its Materials Handling Group, and at Price Waterhouse (professional accounting services) from 1978 to 1985. Mr. Greisch is a director of Catalent, Inc., and Cerner Corporation. He previously served as a director of Idorsia Pharmaceuticals Ltd., from 2017 to 2020, Hill-Rom from 2010 to 2018, Actelion Ltd., from 2013 to 2017, and TomoTherapy, Inc., from 2008 to 2010. Additionally, he currently serves as a senior advisor to TPG Capital and is on the Board of Directors for the Ann & Robert H. Lurie Children’s Hospital of Chicago. Mr. Greisch holds a bachelor’s degree from Miami University (Ohio) and an MBA from the Kellogg School of Management at Northwestern University.
Charles M. Holley, Jr. Mr. Holley served as Executive Vice President and Chief Financial Officer for Wal-Mart Stores, Inc. from 2010 to 2015 and as Executive Vice President until January, 2016. Previously, Mr. Holley served in various roles at Walmart, including as Executive Vice President, Finance and Treasurer from 2007 to 2010, Senior Vice President, Finance from 2005 to 2007, Senior Vice President and Controller from 2003 to 2005 and in various other roles for Wal-Mart International from 1994 through 2002. Prior to Walmart, he served in various roles at Tandy Corporation and spent more than 10 years with Ernst & Young LLP. Mr. Holley served as an Independent Senior Advisor, U.S. CFO Program, at Deloitte LLP from 2016 to 2019. Mr. Holley is a director of Amgen Inc. and Phillips 66, and he also serves on the Advisory Council for the McCombs School of Business at the University of Texas at Austin and the University of Texas Presidents’ Development Board. Mr. Holley holds a bachelor’s degree from the University of Texas at Austin and an MBA from the University of Houston.
Michael M. McNamara. Mr. McNamara is Head of Samara, a division of Airbnb, a position he has held since January 2020. He is also a venture partner at Eclipse Ventures (Silicon Valley venture capital firm), a role he has held since February 2019. From 2006 to 2018, Mr. McNamara served as the Chief Executive Officer of Flex Ltd. (multinational technological manufacturer). From 1994 until his appointment as Chief Executive Officer in 2006, Mr. McNamara served in other senior roles at Flex. Mr. McNamara is a director of Workday, Inc. and Slack Technologies, Inc. He was also a member of the Advisory Board of Tsinghua University School of Economics and Management from 2006 to 2019, and a member of the presidential CEO Advisory Board of Massachusetts Institute of Technology from 2017 to 2019. He was previously a director of Flex from 2005 to 2018, a director of APTIV Corp (previously Delphi Automotive PLC) from 2009 to 2013 and a director of SunEdison, Inc. (previously MEMC Electronic Materials, Inc.) from 2008 to 2012. Mr. McNamara holds a bachelor’s degree from the University of Cincinnati and an MBA from Santa Clara University.
Michael A. Todman. Mr. Todman retired as Vice Chairman of the Whirlpool Corporation (home appliances and related products) in 2015. Prior to his appointment as Vice Chairman, Mr. Todman held various executive positions, including President of Whirlpool International, as well as President, Whirlpool North America. Mr. Todman held several senior positions, including Executive Vice President and President of Whirlpool Europe, and Executive Vice President, Whirlpool North America, as well as other positions at Whirlpool during his tenure, which began in 1993. Prior to joining Whirlpool, he held a variety of leadership positions at Wang Laboratories, Inc. (computer industry), and began his career at Price Waterhouse. Mr. Todman is a director of Brown-Forman Corporation, Mondelez International, Inc., and Prudential Financial, Inc., and a former director of Newell Brands, Inc. He previously served on the Board of Directors of Whirlpool from 2006 to 2015. Mr. Todman holds a bachelor’s degree from Georgetown University.
Virginia M. (Gina) Wilson. Ms. Wilson served as Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (TIAA) (financial services) from 2010 to 2019. Prior to joining TIAA, she was Executive Vice President and Chief Financial Officer of Wyndham Destinations (formerly Wyndham Worldwide Corporation, a hotel, timeshare and vacation company) from 2006 to 2009. She also served as Executive Vice President and Chief Accounting Officer at Cendant Corporation (consumer services in the real estate and travel industries) from 2003 to 2006, Senior Vice President and Controller at MetLife, Inc. from 1999 to 2003 and Senior Vice President and Controller at Transamerica Life Insurance Companies from 1996 to 1999. Ms. Wilson was an audit partner at Deloitte & Touche LLP earlier in her career. Ms. Wilson is a director of Charles River Laboratories International, Inc. and was formerly a director of Conduent Incorporated. She has served as Trustee and Vice Chair of Catholic Charities of the Archdiocese of New York. Ms. Wilson holds bachelor’s and master’s degrees from the University of Illinois and is a certified public accountant.
Director Independence
Under our Director Independence Policy and the New York Stock Exchange (the “NYSE”) listing standards, a majority of our directors must be independent, meaning that the director does not have a direct or indirect material relationship with Carrier (other than as a director). The Director Independence Policy guides the independence determination and includes the categories of relationships that the Board has determined are not material relationships that would impair a director’s independence. The Director Independence Policy is available on our website.
Before joining the Board and annually thereafter, each director must complete a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the independence determination, or that may affect heightened independence standards that apply to members of the Audit and Compensation Committees. The Governance Committee will then complete an assessment considering all known relevant facts and circumstances about those relationships bearing on the independence of the director or nominee. The assessment also considers sales and purchases of products and services, in the ordinary course of business, between Carrier (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination.
Prior to the separation, the Board affirmatively determined that all of the directors, other than John V. Faraci and David Gitlin, who are employed by Carrier, are independent under Carrier’s Director Independence Policy and the NYSE listing standards because none of the directors, other than John V. Faraci and David Gitlin, has a business, financial, family or other relationship with Carrier that is considered material.
Board Committees
The Board has the following three standing committees: Audit; Governance; and Compensation. Each standing committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements. The Board has adopted written charters for each committee, which are available on our website.
Audit
Charles M. Holley. Jr. (Chair) Michael M. McNamara Michael A. Todman Virginia M. (Gina) Wilson	•
Assists the Board in overseeing: the integrity of Carrier’s financial statements; the independence, qualifications and performance of Carrier’s internal and external auditors; Carrier’s compliance with its policies and procedures, internal controls, Code of Ethics, and applicable laws and regulations; and policies and procedures relating to risk assessment and management

	•	Nominates, for appointment by shareowners, an accounting firm to serve as Carrier’s independent auditor and maintains responsibility for compensation, retention and oversight of the auditor
	•	Pre-approves all audit services and permitted non-audit services to be performed for Carrier by its independent auditor
	•	Reviews and approves the appointment and replacement of the senior Internal Audit executive
	•	Reviews and assists the Board in overseeing the management of Carrier’s financial resources and financial risks

Audit
•
Reviews and assists the Board in overseeing policies and programs relating to the management of foreign exchange exposure, interest rates; raw materials prices; investment of pension assets; and insurance and risk management

•	Reviews and assists the Board in overseeing strategies and plans for certain acquisitions and divestitures, including discussion of possible transactions and their financial impact
Governance
Jean-Pierre Garnier (Chair) John J. Greisch Michael M. McNamara Virginia M. (Gina) Wilson	•	Identifies and recommends qualified candidates for election to the Board
	•	Develops and recommends appropriate corporate governance guidelines
	•	Oversees the design and conduct of the annual self-evaluation of the Board, its committees and individual directors
	•	Recommends appropriate compensation of directors
	•	Submits to the Board recommendations for committee assignments
	•	Reviews and monitors the orientation of new Board members and the continuing education of all directors
	•	Reviews and oversees Carrier’s positions on significant public issues and corporate social responsibility, including diversity, the environment and safety
Compensation
John J. Greisch (Chair) Jean-Pierre Garnier Charles M. Holley, Jr. Michael A. Todman	•	Reviews Carrier’s executive compensation policies and practices to ensure that they adequately and appropriately align executive and shareowner interests
	•	Reviews and approves the design of and sets performance goals for the annual bonus and long-term incentive awards for executives
	•	Evaluates the performance of Carrier and its Named Executive Officers relative to the pre-established performance goals set by the Committee for the annual and long-term incentive programs
	•	Approves compensation levels for Executive Leadership Group (“ELG”) members and executive officers
	•	Reviews a risk assessment of Carrier’s compensation policies, plans and practices
How We Make Pay Decisions and Assess Our Executive Compensation Programs
During our fiscal year ended December 31, 2019, Carrier was not an independent public company, and did not have a compensation committee or any other committee serving a similar function. Decisions regarding the compensation of those who currently serve as our executive officers were made by UTC, as described in the section of this prospectus entitled “Executive Compensation—Compensation Discussion and Analysis.”
Corporate Governance
Our Commitment to Sound Corporate Governance
Carrier is committed to strong corporate governance practices designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth in shareowner value.

Our governance structure enables independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of Carrier and our shareowners. Carrier strives to maintain sound governance standards, reflected in our Code of Ethics, Governance Guidelines, our systematic approach to risk management, and our commitment to transparent financial reporting and strong internal controls.
The following documents are available on the Corporate Governance section of our website (www.corporate.carrier.com), where you can access information about corporate governance at Carrier:
•	Corporate Governance Guidelines;
•	Board Committee Charters;
•	Certificate of Incorporation and Bylaws;
•	Code of Ethics;
•	Director Independence Policy;
•	Related Person Transactions Policy;
•	Share ownership requirements;
•
Information about our anonymous reporting program, which allows Carrier’s employees and other stakeholders to identify potential instances of non-compliance or unethical practices confidentially and outside the usual management channels; and

•	Information about how to communicate concerns to the Board and management.
The Carrier website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Criteria for Board Membership
The following attributes are essential for all Carrier directors, and we look to see that the Board exhibits these attributes:
•	Objectivity and independence in making informed business decisions;
•	Extensive knowledge, experience and judgment;
•	The highest integrity;
•	Diversity of perspective;
•	A willingness to devote the extensive time necessary to fulfill a director’s duties;
•	An appreciation for the role of the corporation in society; and
•	Loyalty to the interests of Carrier and its shareowners.
While we do not have a policy on Board diversity, a director’s ability to contribute to the diversity of perspectives necessary in Board deliberations is an attribute that is critical to Carrier’s success.
The following consist of the principal skills and expertise that are essential to effective oversight in light of Carrier’s business requirements and strategy:
•
Financial. Leadership of a financial firm, management of an enterprise’s finance function or of a large profit and loss statement, resulting in proficiency in complex financial management, financial reporting processes, capital allocation, capital markets and mergers and acquisitions, representing the importance we place on accurate financial reporting and robust financial controls and compliance.

•	International. Carrier has operations around the world. Directors with international experience thus provide valuable business and cultural perspectives.
•
Knowledge of Company / Industry. Knowledge of or experience in Carrier’s industries and markets, whether acquired through service as a senior leader in one of these industries or markets, a related industry or market or through prior service on the UTC Board of Directors.

•
Risk Management / Oversight. This experience is critical to the Board’s role in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, international and cybersecurity risks.

•
Senior Leadership. Extensive leadership experience with a significant enterprise, resulting in a practical understanding of organizations, processes and strategic planning, along with demonstrated strengths in developing talent, succession planning and driving change and long-term growth.

•
Technology and Innovation. Experience in research and development, engineering, science, digital or technology. This translates into an understanding of Carrier’s technological innovations, development and marketing challenges, how to anticipate technological trends and how to generate disruptive innovation, all of which help us to execute our business objectives and strategy.

Board Leadership Structure
The Governance Committee routinely reviews our governance practices and board leadership structure.
John V. Faraci serves as our Executive Chairman. Under our Governance Guidelines, the Board designates a non-employee director to serve as Lead Director when the Chairman is not independent. As an employee of Carrier, Mr. Faraci is not an independent director. Jean-Pierre Garnier serves as the Lead Director.
Carrier’s independent directors meet in regularly scheduled private sessions without management and in additional sessions when requested.
Board Self-Evaluation Process
The Board annually evaluates its own performance and that of the standing committees and individual directors. The Governance Committee is responsible for and oversees the design and the manner in which the annual self-evaluation is completed. The Lead Director and the Governance Committee Chair will lead the self-evaluation process.
The self-evaluation informs the Board’s consideration of the following:
•	Board roles;
•	Opportunities to increase the Board’s effectiveness, including the addition of new skills and expertise;
•	Refreshment objectives, including composition and diversity; and
•	Succession planning.
The self-evaluation process is designed to generate improvements to our corporate governance practices and the Board’s effectiveness.
Board Refreshment and Nominating Process
The Governance Committee regularly reviews with the Board the key skills and areas of expertise that are most important in selecting candidates to serve as directors, taking into account Carrier’s operations and the mix of capabilities and experience already represented on the Board. As part of the Board’s annual evaluation of its overall effectiveness, the Board will consider whether its composition reflects the diversity of experience, skills and perspectives that continuously enhance the Board’s ability to carry out its oversight role and to effectively support Carrier’s growth and strategy. Based on these considerations, the Board will adjust the priority it gives to various director qualifications when identifying candidates.
The Governance Guidelines and the bylaws do not impose term limits on directors because Carrier believes that a director who serves for an extended period will develop a deep understanding of Carrier’s history, practices and strategy and will therefore be uniquely positioned to provide insight and perspective regarding Carrier’s operations and strategic direction. However, the Governance Guidelines provide for a mandatory retirement age of 75 for directors in order to facilitate the Board’s continuing refreshment. The Governance Guidelines provide that the Board retains the authority to approve exceptions to this policy based upon special circumstances. Additionally, the Board’s self-evaluation process, including individual director evaluations, is expected to contribute to the Governance Committee’s consideration of each incumbent’s skills and expertise as part of the nomination and refreshment process.

The Governance Committee will consider candidates recommended by directors, management and shareowners who meet the qualifications Carrier seeks in its directors. The Governance Committee may also engage search firms to assist in identifying and evaluating qualified candidates and to ensure that the Governance Committee is considering a large and diverse pool of potential candidates. The certificate of incorporation and bylaws provide that directors are elected annually and the Governance Guidelines provide for majority voting for directors in uncontested elections.
The bylaws establish advance notice procedures with respect to the nomination by shareowners of candidates for election as a director. Eligible shareowners are permitted to include their own director nominees in Carrier’s proxy materials under the circumstances set forth in the bylaws. Generally, a shareowner or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3 percent of Carrier’s outstanding common stock for at least three years, is permitted to include director nominees constituting up to 20 percent of the board of directors in the proxy materials for an annual meeting of shareowners if such shareowner or group of shareowners complies with the other requirements set forth in the proxy access provision of the bylaws. A copy of the bylaws is available on our website.
How We Manage Risk
Carrier encounters a range of risks, including legal, financial, operational, strategic and reputational. Among these broad categories, specific risks include human capital, market conditions, the overall political climate, and the impact of disruptive events, such as natural disasters.
To manage these risks, Carrier has implemented a comprehensive enterprise risk management (“ERM”) program aligned with the Enterprise Risk – Management Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. As part of Carrier’s ERM program, the Vice President, Internal Audit is responsible for identifying and reporting to the Executive Chairman and the President and Chief Executive Officer, the notable business and compliance risks that could affect business operating plans and strategic initiatives, assessing the likelihood and potential impact of the pertinent risks and designing mitigation plans. The Executive Chairman, President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer will report to the Board at least annually on business risks, compliance risks, functional risks and the associated mitigation plans.
The full Board is responsible for the oversight of Carrier’s risk management process and structure, while the Audit Committee oversees Carrier’s overall policies and practices for enterprise risk management. In addition, responsibility for the oversight of specific risk categories is allocated among the Board and its committees as follows:
Full Board of Directors	Audit Committee	Governance Committee	Compensation Committee
• Risk management program • Major strategies and business objectives • Most significant risks, such as major litigation • Succession planning • Government relations	• Financial • Operational • Compliance • Reputational • Strategic • Cybersecurity	• Corporate governance • Director candidate review • Conflicts of interest • Director independence • Environment • Safety • Equal employment opportunity • Public policy issues	• Compensation and benefits policies, practices and plans • Incentive plan performance metrics and goals • Compensation levels for senior leaders • Compensation plan design • Executive retention

Through Carrier’s ERM framework, the Compensation Committee identifies, monitors and mitigates compensation risk in the following ways:
•
Emphasis on Long-Term Performance. Long-term incentives are the cornerstone of Carrier’s executive compensation program. Our long-term incentive program incorporates long-term financial performance metrics which align executive and shareowner interests.

•
Rigorous Share Ownership Requirements. Carrier maintains significant share ownership requirements for our senior executives and directors. These requirements are intended to reduce risk by aligning the economic interests of executives and directors with those of our shareowners. A significant stake in future performance discourages the pursuit of short-term opportunities that can create excessive risk.

•
Prohibition on Short Sales, Pledging and Hedging of Carrier Securities. Carrier prohibits directors, officers and employees from entering into transactions involving short sales of our securities. Further, directors and executive officers are prohibited from pledging or assigning an interest in Carrier stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of Carrier securities are prohibited, whether the securities were granted to or otherwise acquired or held, directly or indirectly, by the applicable director or executive.

•
Comprehensive Clawback Policy. Carrier maintains a comprehensive policy on recoupment that applies to both annual and long-term incentive compensation. The policy allows Carrier to claw back compensation in a number of circumstances, including, but not limited to, financial restatements, compensation earned as a result of financial miscalculations, violations of Carrier’s Code of Ethics and violations of post-employment restrictive covenants.

•
Post-Employment Covenants. ELG members are restricted in engaging in post-employment activities detrimental to Carrier, such as disclosing proprietary information, soliciting Carrier employees or engaging in competitive activities.

Corporate Governance Information, Code of Ethics and How to Contact the Board
The Code of Ethics applies to all directors and employees, including the principal executive, financial and accounting officers. Shareowners and other interested persons may send communications to the Board, the Lead Director, or one or more independent directors by (1) using the contact information provided on the Corporate Governance section of Carrier’s website at www.corporate.carrier.com, (2) letter addressed to the Corporate Secretary (see above for contact information) or (3) contacting Carrier’s anonymous reporting program at 1-855-409-9923. Communications relating to Carrier’s accounting, internal controls, auditing matters or business practices are reviewed by Carrier’s Vice President, Global Ethics & Compliance, and reported to the Audit Committee pursuant to the Carrier Governance Guidelines. All other communications are reviewed by the Carrier Corporate Secretary and reported to the Board, as appropriate, pursuant to the Governance Guidelines.
Procedures for Approval of Related Persons Transactions
Carrier has adopted a written policy for the review of transactions with related persons (the “Related Person Transactions Policy”). The Related Person Transactions Policy requires review, approval or ratification of transactions exceeding $120,000 in which Carrier or any of its subsidiaries is a participant and in which a Carrier director, executive officer, a beneficial owner of five percent or more of Carrier’s outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest. Any such transactions, other than specified pre-approved transactions that require annual reporting, are required to be reported for review by the Carrier Corporate Secretary who will, in consultation with the head of Global Compliance, assess whether the transaction is a transaction with a related person, as such term is defined under Carrier’s policy and the relevant SEC rules. Following this review, the Governance Committee will determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of Carrier and its shareowners. In making this determination, the Governance Committee will take into consideration whether the transaction is on terms no less favorable to Carrier than those available with other unaffiliated parties and the related person’s interest in the transaction. Carrier’s policy generally permits employment of relatives of related persons possessing qualifications consistent with Carrier’s requirements for non-related persons in similar circumstances if the employment is approved by the Chief Human Resources Officer and the head of Global Compliance.

DIRECTOR COMPENSATION
The Carrier director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. The Carrier director compensation program is subject to the review and approval of the Board or a committee thereof. This program is described in further detail below.
Outstanding UTC equity-based compensation awards held by Carrier non-employee directors were adjusted in connection with the distribution pursuant to the employee matters agreement.
Annual Retainer
The following chart shows the annual retainers for non-employee directors. 40% is payable in cash and the remaining 60% is payable in deferred stock units, although a director also may elect to receive 100% of the retainer in deferred stock units.
Role	Cash ($)	Deferred Stock Units ($)	Total ($)
All Directors (base retainer)	$124,000	$186,000	$310,000
Incremental Amount Above Base Retainer*
Lead Director	$14,000	$21,000	$35,000
Audit Committee Chair	$10,000	$15,000	$25,000
Audit Committee Member	$6,000	$9,000	$15,000
Compensation Committee Chair	$8,000	$12,000	$20,000
Governance Committee Chair	$8,000	$12,000	$20,000
*	Directors receive incremental compensation for each role.
Directors do not receive additional compensation for attending regularly scheduled Board or committee meetings, but do receive an additional $5,000 for each special meeting attended in person.
Annual retainers are paid each year following the annual meeting of shareowners. New directors joining the Board between the annual meeting of shareowners and the end of September receive 100% of the annual retainer. Directors joining the Board between October and the next annual meeting of shareowners receive 50% of the annual retainer for the year they joined the Board.
After a non-employee director leaves the Board, deferred stock units are converted into shares of common stock, payable either in a lump-sum or in 10- or 15-year installments in accordance with the director’s prior election. When Carrier pays a dividend on its common stock, each non-employee director is credited with additional deferred stock units equal in value to the dividend paid on the corresponding number of shares of Carrier.
Executive Chairman Compensation
Carrier’s Executive Chairman, John V. Faraci, receives a base salary of $1,000,000 per year and an annual long-term incentive award opportunity of $1,500,000.
Director Share Ownership Requirements
Each Carrier non-employee director is required to own Carrier common stock (including deferred stock units) with a value equal to five times such director’s annual base cash retainer (or, in the case of the Executive Chairman, his annual base salary). Directors must achieve the required share ownership level within five years after joining the Board. If a director does not meet the ownership requirement after this five-year period, then the director is not permitted to sell shares of Carrier until achieving the required ownership level.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Introduction
Decisions regarding the compensation of Carrier’s named executive officers prior to the distribution were made by the Compensation Committee of the UTC Board of Directors (referred to in this section as the “UTC Compensation Committee”) if the executive previously served as an executive officer or ELG member of UTC, or otherwise by UTC management. Statements in this Compensation Discussion and Analysis and the following executive compensation tables regarding (i) actions taken by UTC and the UTC Compensation Committee refer to actions taken prior to the distribution, (ii) UTC’s executive compensation philosophy refer to the philosophy applicable in 2019, and (iii) UTC executive compensation plans, policies and practices refer to plans, policies and practices in effect in 2019. Such statements do not relate to periods following the distribution or after 2019, as applicable, and do not purport to be accurate as of any date subsequent to the distribution or December 31, 2019, as applicable. Since the distribution, Carrier’s executive compensation programs, policies and practices for its executive officers and ELG members have been subject to the review and approval of the Compensation Committee of the Board (the “Carrier Compensation Committee”).
For purposes of this Compensation Discussion and Analysis and the following executive compensation tables, the individuals referred to as the “named executive officers” are Carrier’s Chief Executive Officer, Chief Financial Officer and, of the other individuals designated as Carrier’s executive officers, the three most highly compensated based on 2019 compensation from UTC. The individuals designated as Carrier’s named executive officers are listed below.
•	David Gitlin, President and Chief Executive Officer
•	Timothy McLevish, Senior Vice President and Chief Financial Officer
•	Christopher Nelson, President, HVAC*
•	Jurgen Timperman, President, Fire & Security
•	Matthew Pine, President, HVAC – Residential**
*	Mr. Nelson was appointed as President, HVAC on March 4, 2020. Prior to such appointment, Mr. Nelson served as President, HVAC – Commercial.
**	Mr. Pine ceased serving as President, HVAC – Residential on March 4, 2020 in connection with his resignation from Carrier, which became effective on March 13, 2020.
The following sections of this Compensation Discussion and Analysis describe UTC’s executive compensation philosophy, executive compensation program elements and certain UTC executive compensation plans, policies and practices in effect in 2019, as well as certain aspects of Carrier’s compensation structure following the distribution.

UTC COMPENSATION PHILOSOPHY AND PROCESS
UTC’s Executive Compensation Philosophy
The UTC Compensation Committee believes that there must be a meaningful link between the compensation paid to UTC’s executives and UTC’s goal of long-term, sustainable growth for its shareowners. This core philosophy is embedded in the following principles, which guide all aspects of UTC’s compensation program:
UTC’S GUIDING PRINCIPLES FOR EXECUTIVE COMPENSATION
Competitiveness	Long-Term Focus	Balance
Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing UTC’s performance. Each element should be benchmarked relative to peers.
For UTC’s most senior executives, long-term, stock-based compensation opportunities should significantly outweigh short-term, cash-based opportunities. Annual objectives should complement sustainable, long-term performance.

The portion of total compensation contingent on performance should increase with an executive’s level of responsibility. Annual and long-term incentive opportunities should reward the appropriate balance of short-, medium- and long-term financial, strategic and operational business results.

Pay-for-Performance	Responsibility	Shareowner Alignment
A substantial portion of compensation should be variable, contingent and directly linked to individual, company and business unit performance.
A complete commitment to ethical and corporate responsibility is a fundamental principle incorporated into all aspects of UTC’s compensation program. Compensation should take into account each executive’s responsibility to act at all times in accordance with UTC’s Code of Ethics and its environmental, health and safety objectives. Financial, strategic and operational performance must not compromise these values.

The financial interests of executives should be aligned with the long-term interests of UTC’s shareowners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

How UTC Makes Pay Decisions and Assesses Its Programs
WHO DOES WHAT
UTC Compensation Committee		Chief Executive Officer
•	Oversees UTC’s executive compensation programs.	•	Provides selective input to the UTC Compensation Committee.
•	Sets financial, strategic and operational goals and objectives for UTC, the business units and UTC’s Chief Executive Officer, as they relate to the annual and long-term incentive programs.	•
Considers the performance of each UTC ELG member/UTC executive officer, his or her business unit and/or function, market benchmarks, internal equity and retention risk when determining pay recommendations.

•	Assesses UTC, business unit and UTC named executive officer performance relative to the pre-established goals and objectives set for the year.	•
Presents the UTC Compensation Committee with recommendations for each principal element of compensation for UTC ELG members (including the other UTC named executive officers) and UTC executive officers.

UTC Compensation Committee		Chief Executive Officer
•	Approves UTC’s Chief Executive Officer pay adjustments based on its assessment of UTC’s Chief Executive Officer performance.	•	Does not have any role in the UTC Compensation Committee’s determination of his own compensation.
•	Reviews the UTC’s Chief Executive Officer’s recommendations for pay changes for UTC Executive Leadership Group (“UTC ELG”) members and UTC executive officers, and makes adjustments as appropriate.
•	Evaluates the competitiveness of the compensation packages for UTC ELG members and UTC executive officers.
•	Approves all UTC executive compensation program design changes, including severance, change-in-control and supplemental benefit arrangements.
•	Reviews risk assessments of UTC’s compensation plans, policies and practices.
•	Considers UTC shareowner input regarding UTC’s executive compensation decisions and policies.
•	All decisions are subject to review by the other independent directors.
UTC Management and the Independent Consultant		UTC Shareowners
•	Provide insight and assistance.	•	Provide feedback on UTC’s programs.
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UTC’s Executive Vice President & Chief Human Resources Officer, along with UTC’s Human Resources staff and the independent compensation consultant, provide insights on UTC’s program design and compensation market data to assist the UTC Compensation Committee with its decisions. UTC management also has been delegated oversight responsibility over UTC executive compensation plan administration.
•
In assessing UTC’s program each year, the UTC Compensation Committee reviews the feedback received from UTC’s shareowners. This feedback, along with other factors, helps the UTC Compensation Committee in its decisions and its ongoing assessment of the effectiveness of UTC’s program.

Role of UTC Compensation Committee’s Independent Compensation Consultant
The UTC Compensation Committee retained Pearl Meyer & Partners (“Pearl Meyer”) to serve as its executive compensation consultant in 2019. Although Pearl Meyer may have made recommendations on the form and amount of compensation, the UTC Compensation Committee made all decisions regarding the compensation of UTC’s named executive officers and other UTC ELG members.
In general, Pearl Meyer advises the UTC Compensation Committee on a variety of subjects, including compensation plan design and trends, pay-for-performance analytics, benchmarking data and related matters. Pearl Meyer reports directly to the UTC Compensation Committee, participates in meetings as requested and communicates with the UTC Compensation Committee Chair between meetings as necessary.
Prior to engaging Pearl Meyer, the UTC Compensation Committee reviewed the firm’s qualifications, independence and any potential conflicts of interest. Pearl Meyer generally does not perform other services for or receive other fees from UTC. The UTC Compensation Committee therefore determined that Pearl Meyer qualified as an independent consultant. The UTC Compensation Committee has the sole authority to modify or approve Pearl Meyer’s compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement and hire a replacement or additional consultant at any time.

The UTC Compensation Committee also uses market data from other compensation consulting firms for benchmarking and other purposes. However, this benchmark data is generally available broadly to these firms’ other consulting clients.
UTC’s Compensation Peer Group
How UTC Uses Peer Group Data
UTC compares its executive compensation program to those at the 24 companies that make up UTC’s Compensation Peer Group (“UTC CPG”). Data from a broader range of companies, including the Fortune 100, are used for insight into general compensation trends and to supplement UTC CPG data when necessary and appropriate. To maintain a sufficiently competitive executive compensation program, the UTC Compensation Committee believes the target value of each principal element of compensation should approximate the market median of the companies UTC views as competitors for executive talent. The UTC Compensation Committee annually evaluates each compensation element relative to the market for each UTC ELG member’s role and makes adjustments as necessary. However, individual compensation may vary from market median benchmarks based on the UTC Compensation Committee’s assessment of UTC, business unit/function and individual performance, job scope, retention risk, tenure and other factors that it determines to be relevant to its evaluation.
How UTC’s Compensation Peer Group is Constructed
The UTC CPG’s composition reflects a mix of both industry and non-industry peers that the UTC Compensation Committee views as competitors for senior executive talent. Eleven of these 24 companies are Dow Jones Industrial Average components. The UTC Compensation Committee believes the companies in the UTC CPG provide a relevant comparison based on their similarity to UTC in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, research and development activities and diversified product portfolios. The UTC CPG is constructed to serve the specific purpose of benchmarking executive compensation. For this reason, UTC does not use the relative financial performance of the UTC CPG as a performance metric in UTC’s incentive compensation programs.

PRINCIPAL ELEMENTS OF UTC EXECUTIVE COMPENSATION PROGRAM
Base Salaries
To attract and retain talented and qualified executives, UTC provides competitive base salaries, which UTC targets at the market median. Each year the UTC Compensation Committee reviews the UTC Chief Executive Officer’s recommendations for base salary adjustments for UTC ELG members relative to peer market data for similar roles. The UTC Compensation Committee has complete discretion to modify or approve the UTC Chief Executive Officer’s recommendations. The UTC Chief Executive Officer has no involvement in the UTC Compensation Committee’s determination of his own base salary. Actual salaries may vary from market medians based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity. Carrier follows a similar methodology in setting base salaries.
2019 Base Salaries for Carrier Named Executive Officers
The following table sets forth the base salary of each of our named executive officers as of December 31, 2019. During the year, Mr. Gitlin received a merit base salary increase and an increase to reflect a market data driven adjustment in connection with his role as President and Chief Executive Officer of a soon to be public company. Mr. Pine received a salary increase due to his promotion to President, HVAC Residential. Messrs. Nelson and Timperman each received merit-based increases.
Named Executive Officer	Base Salary as of December 31, 2019
David Gitlin, President and Chief Executive Officer	$1,000,000
Timothy McLevish, Senior Vice President and Chief Financial Officer	$800,000
Christopher Nelson, President, HVAC	$600,000
Jurgen Timperman, President, Fire & Security	$500,000
Matthew Pine, President, HVAC – Residential	$410,000
Annual Bonuses
UTC’s Objectives
The UTC Compensation Committee believes its methodology for determining annual bonus awards accomplishes the following objectives:
•	Sets financial performance goals that are consistent with the UTC Compensation Committee’s assessment of the opportunities and risks for the upcoming year, as communicated to investors.
•	Establishes challenging but achievable performance goals for UTC’s executives.
•	Provides incentive opportunities that are market competitive.
•	Allows the UTC Compensation Committee to make discretionary adjustments if it determines that measured performance does not fully align with its assessment of overall performance.
Annual Bonus Targets
The UTC Compensation Committee approves annual bonus target levels based on relevant market data for each UTC ELG member’s role. Target levels are expressed as a percentage of base salary and generally approximate the market median.
Pool Determination
Annual bonus funding pools are calculated by first multiplying each executive’s annual bonus target value (base salary multiplied by target bonus percentage) by the applicable UTC or business unit financial performance factor approved by the UTC Compensation Committee based on the level of achievement of pre-established financial performance goals. These amounts are then aggregated to determine award pools for Corporate executives and each business unit, and are subsequently allocated among eligible executives based on individual performance.

Individual Performance
UTC named executive officers begin the year with individual financial, strategic and operational objectives. Based on the UTC Chief Executive Officer’s assessment of each UTC named executive officer’s performance, he may recommend that the UTC Compensation Committee make a discretionary adjustment to increase or decrease the annual bonus calculated using the applicable financial performance factor. The UTC Compensation Committee considers these recommendations and makes adjustments as it deems appropriate. UTC’s Chief Executive Officer has no role in the UTC Compensation Committee’s determination of his own annual bonus.
UTC Compensation Committee’s Use of Discretion in Determining Annual Bonus Awards
UTC’s annual bonus program is designed to closely align individual payouts with performance relative to pre-established goals. However, the UTC Compensation Committee retains the authority to make upward or downward adjustments if it determines that UTC, business unit and/or individual performance measured by the metrics does not accurately reflect the overall quality of performance for the year. Although the achievement of financial performance goals remains the primary basis for determining actual annual bonus amounts, the UTC Compensation Committee has previously made positive and negative discretionary adjustments to financial performance factors and as a result of individual performance. Examples of situations that could result in discretionary adjustment include:
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Material, unforeseen circumstances beyond UTC management’s control that affected financial performance results relative to the established goals or certain non-recurring charges or credits unrelated to operating performance;

•	Tax or accounting rule adjustments that positively or negatively impact performance;
•	Changes to UTC’s capital structure;
•	An executive’s performance relative to specific individual annual objectives; or
•	An executive’s failure to adhere to UTC’s Code of Ethics, Enterprise Risk Management program or other UTC policies.
2019 Annual Bonuses for Carrier Named Executive Officers
In 2019, with respect to our named executive officers who were members of the UTC ELG, their 2019 annual bonuses were determined in accordance with the process described above, except that Mr. Gitlin provided input on adjustments for Carrier’s other named executive officers to UTC’s Chief Executive Officer. Carrier anticipates following a methodology in determining annual bonuses similar to the one used by UTC.
The following table sets forth for each of our named executive officers the annual target bonus percentage in effect as of December 31, 2019 and the actual bonus payout for 2019 reflected as a percentage of base salary in effect on December 31, 2019.
Named Executive Officer	Target Bonus	Actual Bonus Payout(1)
David Gitlin, President and Chief Executive Officer	125%	120%
Timothy McLevish, Senior Vice President and Chief Financial Officer	100%	21%
Christopher Nelson, President, HVAC	80%	58%
Jurgen Timperman, President, Fire & Security	80%	60%
Matthew Pine, President, HVAC – Residential	60%	51%
(1)
Actual payout for Mr. Gitlin reflects blended target bonus in light of a target bonus increase provided in 2019 and also takes into account his time worked in his prior UTC role before transitioning to Carrier and the associated UTC actual payout factor. Actual payout for Mr. Pine reflects blended target bonus in light of a target bonus increase provided in 2019. Actual payout for Mr. McLevish was prorated to reflect time worked during 2019.

Under the terms of the 2019 annual bonus program, payout factors begin at 50% of target (for threshold-level performance) and are capped at 200% of target (for maximum-level performance). There are no payouts for below threshold-level performance and at no point can the UTC Compensation Committee approve a payout factor above 200% of target.

For 2019, the size of the Carrier annual bonus was determined based on the performance of Carrier relative to pre-established annual performance goals at threshold, target and maximum levels for two financial metrics: earnings growth (“EBIT”) and free cash flow (“FCF”).

60%
EBIT
100%
Carrier
Performance
40%
Free Cash Flow

EBIT is defined as earnings before interest and taxes at constant currency, adjusted for restructuring, non-recurring and other significant, non-operational items, and the impact of acquisitions/divestitures and it measures the immediate impact of operating decisions on the annual performance of Carrier.
FCF is an internal measure at constant currency, and defined as consolidated net cash flow provided by operating activities, less capital expenditures, and adjusted for restructuring, non-recurring and other significant, non-operational items. FCF measures Carrier’s ability to generate cash to fund our operations and key business investments.
The UTC Compensation Committee believes annual bonuses should not be positively or negatively impacted by short-term decisions made in the best interest of long-term business strategies. Using non-GAAP performance measures encourages decision-making that considers long-term value creation that does not conflict with short-term incentive metrics. Adjustments for restructuring, non-recurring and other significant, non-operational items and acquisitions and divestures provides a more stable performance assessment of Carrier’s core business, and aligns compensation opportunities with the non-GAAP financial expectations we communicate to investors.
The actual level of achievement of the goal for each metric is included in the table below.
Metrics	Bonus Performance Goal	Bonus Payout Factor (as a % of target)	Bonus Performance Result	Bonus Actual Payout Factor	Total Carrier Bonus Performance Multiplier
EBIT					69%
Threshold	$2.845 billion	50%
Target	$3.160 billion	100%	$2.963 billion	69%
Maximum	$3.475 billion	200%
FCF
Threshold	$1.695 billion	50%
Target	$2.260 billion	100%	$1.921 billion	70%
Maximum	$2.825 billion	200%
Long-Term Incentive Awards
Each year the UTC Compensation Committee reviews the design of UTC’s long-term incentive (“LTI”) awards to ensure consistency with the UTC program’s fundamental objective of aligning the interests of UTC executives and UTC shareowners while attracting and retaining talented senior leaders. UTC’s annual LTI awards are subject to three-year, service-based (and in the case of PSUs, performance-based) vesting requirements, with limited exceptions for death, disability, retirement, change-in-control and certain qualifying involuntary terminations.
Performance Share Units (“PSUs”)
UTC PSUs vest at the end of a three-year performance period if, and to the extent that, UTC achieves performance goals established by the UTC Compensation Committee. When a UTC PSU vests, it converts into one share of UTC common stock. Unvested UTC PSUs do not earn dividend equivalents. UTC PSUs are designed to deliver market median compensation at target levels of performance. Performance below or above target levels will result in payouts that differ from the market median.
Stock Appreciation Rights (“SARs”)
UTC SARs entitle the award recipient to receive at the time of exercise shares of UTC common stock with a market value equal to the difference between the market price of UTC common stock on the date the UTC SARs are exercised and the exercise price that was set at the grant date (i.e., the closing price of UTC common stock on the date of grant). UTC SARs vest and become exercisable after three years and expire 10 years from the grant date.
To align UTC shareowner and UTC executive interests, UTC SAR awards directly link UTC named executive officer compensation to share price appreciation. The UTC Compensation Committee believes the 10-year term of these awards incentivizes long-term shareowner value creation.
Special Equity-Based Awards
The UTC Compensation Committee also may, from time to time, approve special equity grants for purposes such as recruitment, retention and recognition, or to drive the achievement of specific strategic performance goals. These special grants may be in the form of UTC PSUs, UTC SARs, UTC restricted stock units (“RSUs”), UTC restricted stock or UTC performance-based SARs.
Adjustment of LTI Awards in Connection with the Distributions
UTC LTI awards outstanding at the time of the distributions, including those held by Carrier named executive officers, were adjusted in connection with the distributions pursuant to the employee matters agreement.
2019 LTI Awards for Carrier Named Executive Officers
For 2019, the target grant date value of UTC annual LTI awards granted to each Carrier named executive officer is set forth in the table below. The 2019 Annual LTI Award value, which is the approved value, varies from the total amount reported in the Summary Compensation table under Stock Awards and Option Awards because UTC uses a 30-day average closing price of UTC common stock in determining the number of shares to be awarded.
Named Executive Officer	2019 Annual LTI Award
David Gitlin, President and Chief Executive Officer(1)	$4,100,000
Timothy McLevish, Senior Vice President and Chief Financial Officer(2)	N/A
Christopher Nelson, President, HVAC(1)	$1,600,000
Jurgen Timperman, President, Fire & Security(1)	$1,050,000
Matthew Pine, President, HVAC – Residential(3)	$500,000
(1)	Reflects annual LTI awards in the form of 50% UTC PSUs and 50% UTC SARs, which are subject to UTC’s standard schedule of terms, including a three-year vesting requirement.
(2)	Mr. McLevish joined Carrier in September 2019 and therefore did not receive any 2019 annual LTI awards.
(3)	Reflects annual LTI awards in the form of 50% UTC SARs, 30% UTC PSUs and 20% UTC RSUs, which are subject to UTC’s standard schedule of terms, including a three-year vesting requirement.

The number of UTC RSUs, UTC PSUs and UTC SARs awarded pursuant to an annual LTI award is determined based on the 30-day average of UTC’s closing stock price prior to the grant date. This method stabilizes the impact of potential volatility of UTC’s stock price on the date of grant. However, because the award value is ultimately determined based on the closing price of UTC common stock on the grant date and other accounting valuation assumptions, the value approved by the UTC Compensation Committee differs from the grant date fair value shown in the Summary Compensation Table.
The terms of the UTC PSU awards granted to our named executive officers in 2019 provide for vesting based on performance relative to earnings per share (“EPS”) and return on invested capital (“ROIC”) goal (each weighted at 35%) and a relative total shareowner return (“TSR”) goal (weighted at 30%). To allow performance to be measured at the time of the distribution, at its February 2019 meeting, the UTC Compensation Committee set three annual EPS growth goals (with underlying quarterly assumptions) for the 2019 PSU award. This differs from UTC’s historical practice of setting a three-year EPS compound annual growth rate goal. ROIC and TSR goals continue to be measured relative to a three-year performance period. Vesting occurs following the three-year performance period and payouts can range from 8% of target if threshold performance is achieved for the least weighted metric (relative TSR) to a maximum payout of 200% if maximum performance is achieved for all three metrics. If UTC’s three-year TSR is negative, the payout for the TSR portion of the award is capped at 100% regardless of UTC’s relative TSR performance versus the companies within the S&P 500.
Other LTI Awards Granted to Carrier Named Executive Officers in 2019
In addition to the 2019 annual LTI awards described above, the following UTC LTI awards were granted to Carrier named executive officers in 2019:
•
Mr. McLevish received a sign-on equity award with a target value of $4,000,000, in the form of 25% RSUs and 75% SARs, which are subject to UTC’s standard schedule of terms, including a three-year vesting requirement, except that the awards also vest upon a termination of Mr. McLevish’s employment without cause or Mr. McLevish’s retirement (defined as termination of employment on or after age 65) on or after October 31, 2021.

•
Messrs. Nelson, Timperman and Pine each received a one-time equity award with a target grant date value of $3,000,000, with 50% in the form of UTC RSUs and 50% in the form of UTC SARs, which will vest three years from the grant date.

OTHER UTC COMPENSATION ARRANGEMENTS
UTC Retirement and Deferred Compensation Benefits
UTC’s retirement and deferred compensation plans help UTC attract and retain talented executives. Over the years, the UTC Compensation Committee has updated these programs to maintain a competitive position within an evolving market. UTC believes the overall design of its retirement and deferred compensation programs is currently consistent with compensation practices in the marketplace and provides participating executives with benefits that approximate the UTC CPG market median.
Below are brief descriptions of each retirement and deferred compensation arrangement offered by UTC.
Plan	Description
UTC Pension Plan
A tax-qualified defined benefit pension plan that provides retirement benefits to employees hired prior to January 1, 2010. Effective December 31, 2014, participants hired prior to July 1, 2002, who had been covered by a final average earnings formula of this plan transitioned to a cash balance formula, which was already in effect for participants hired on or after July 1, 2002. Under the cash balance formula, participants earn two types of credits—pay credits and interest credits. Effective December 31, 2019, this plan was frozen, other than with respect to interest credits on cash balance accounts in the plan and active participants who were previously eligible for cash balance benefits under this plan became eligible for equivalent age-based contributions under the UTC Employee Savings Plan.

UTC Pension Preservation Plan
An unfunded, nonqualified defined benefit pension plan that mirrors the benefit formula, compensation recognition, retirement eligibility and vesting provisions of the tax-qualified UTC Pension Plan. For employees hired prior to January 1, 2010, it provides pension benefits not provided under the tax-qualified pension plan because of Internal Revenue Code limits. Effective December 31, 2019, this plan was frozen, other than with respect to interest credits on cash balance accounts in the plan and active participants who were previously eligible for cash balance benefits became eligible for equivalent age-based contributions under the UTC Company Automatic Contribution Excess Plan.

UTC Employee Savings Plan
A tax-qualified defined contribution plan where employees receive a matching contribution in the form of UTC stock units with a value equal to 60% of the first 6% of pay (consisting of base salary plus annual bonus) contributed by the employee. Salaried employees hired on or after January 1, 2010, receive an additional age-based company contribution (ranging from 3% to 5.5% of earnings) to their UTC Employee Savings Plan account. Effective January 1, 2020, salaried employees hired prior to January 1, 2010, who previously participated in the UTC Pension Plan now receive additional age-based Company contributions (ranging from 3% to 8% of earnings), an amount equivalent to the cash balance benefits previously provided under UTC’s pension plans.

UTC Savings Restoration Plan
An unfunded, nonqualified plan that permits eligible employees to defer up to 6% of their compensation to the extent such compensation exceeds the Internal Revenue Code compensation limit applicable to the qualified UTC Employee Savings Plan. UTC provides matching contributions in the form of UTC stock units at the same rate (60% of the 6% of pay) that would have been provided in the UTC Employee Savings Plan, if not for Internal Revenue Code limits.

UTC Company Automatic Contribution Excess Plan
An unfunded, nonqualified plan in which eligible employees may receive an age-based company automatic contribution for amounts above the Internal Revenue Code limits applicable to the qualified UTC Employee Savings Plan. For employees hired on or after January 1, 2010, these age-based contributions range from 3% to 5.5% of

Plan	Description

earnings. Beginning January 1, 2020, employees hired prior to January 1, 2010, who previously participated in UTC’s pension plans, now receive company contributions ranging from 3% to 8% of earnings. The plan also provides missed matching contributions for employees whose contributions to the UTC Employee Savings Plan are limited by the Internal Revenue Code’s contribution limits.

UTC Deferred Compensation Plan	An unfunded, nonqualified, deferred compensation plan that allows UTC executives the opportunity to defer up to 50% of base salary and up to 70% of annual bonus.

UTC PSU Deferral Plan
An unfunded, nonqualified, deferred compensation plan that allows UTC executives to defer between 10% and 100% of their vested PSU awards. Upon vesting, the deferred portion of each UTC PSU award is converted into UTC deferred stock units that accrue dividend equivalents.

UTC Perquisites and Other Benefits
UTC provides the following benefits to UTC’s senior executives, which the UTC Compensation Committee believes are consistent with market practice and contributes to recruitment and retention. UTC has also historically provided certain personal aircraft usage and security arrangements that are not described below because they apply exclusively to UTC’s Chief Executive Officer.
Perquisite/Benefits	Description
UTC ELG Life Insurance
UTC ELG members appointed prior to January 31, 2015, may receive company-funded life insurance coverage up to three times their base salary at age 62 (projected or actual). This benefit is not available to any of the Carrier named executive officers other than Mr. Gitlin.

UTC ELG Long-Term Disability	The UTC ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target annual bonus.

Healthcare	UTC ELG members are eligible to participate in the same health benefit program offered to other employees.

Executive Physical	UTC ELG members are eligible for a comprehensive annual executive physical.

Executive Leased Vehicle
UTC provides UTC ELG members with an annual allowance toward the costs of a leased vehicle. For UTC ELG members, the value of the allowance varies by UTC ELG appointment date. Any costs above the annual allowance are generally paid directly by the UTC executive.

Financial Planning	UTC ELG members are eligible to receive an annual financial planning benefit.
UTC Succession Planning
On an annual basis, UTC’s Chairman & Chief Executive Officer and UTC’s Executive Vice President & Chief Human Resources Officer provide the UTC Board of Directors with information about the succession planning for key senior leadership roles, including the UTC Chief Executive Officer. Succession plans include a readiness assessment, biographical information and future career development plans. The UTC Board of Directors’ views are incorporated into succession plans, which are updated annually based on this feedback. Carrier anticipates following a similar methodology.
UTC Post-Employment Restrictive Covenants
UTC senior executives and UTC ELG members may not engage in activities after termination or retirement that are detrimental to UTC, such as disclosing proprietary information, soliciting UTC employees or engaging in competitive activities. Violations can result in a clawback of annual and LTI awards. These restrictions will also apply to Carrier senior executives and ELG members following the distribution.

UTC Clawback Policy
UTC has a comprehensive policy on recoupment (“clawback”) of executive compensation, which applies to both UTC’s annual and LTI compensation programs. In the event of a financial restatement or recalculation of a financial metric applicable to an award, UTC has the right to recover annual bonus payments and gains realized from vested LTI awards from any UTC executive (including UTC named executive officers) involved in activities that caused the restatement or recalculation. Clawbacks of bonuses, LTI awards and compensation realized from prior awards also may be triggered by violations of UTC’s Code of Ethics, failure to meet employee health and safety standards, violations of post-employment restrictive covenants or the exposure of UTC to excessive risk as determined under our Enterprise Risk Management program. In addition, UTC has the right to recover compensation when a UTC executive’s negligence (including negligent supervision of a subordinate) causes significant harm to UTC. If required or otherwise appropriate, UTC may publicly disclose the circumstances surrounding the UTC Compensation Committee’s decision to seek recoupment. Carrier also has these clawback rules.
No Short Sales, Pledging or Hedging of UTC Securities and No Underwater Option Buyouts
UTC prohibits directors, officers and employees from entering into transactions involving short sales of UTC securities. Further, directors and executive officers are prohibited from pledging or assigning an interest in UTC common stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of UTC securities also are prohibited, whether or not those securities were granted to or held, directly or indirectly, by a director, officer or employee. Carrier has the same prohibitions.

CARRIER COMPENSATION ARRANGEMENTS
Overview
Carrier’s executive compensation program is similar to UTC’s executive compensation program, and is comprised of base salary, an annual performance-based bonus, annual LTI awards and limited executive perquisites.
Carrier has adopted compensation and benefit plans, including deferred compensation, retirement plans and supplemental retirement plans, that are similar to those that were in effect at UTC before the separation, except that Carrier has not (and does not intend to) adopt a plan that is similar to the UTC Pension Plan. Carrier has also adopted an annual bonus plan and change in control severance plan, each as described below, and the 2020 Long-Term Incentive Plan (which is described in this prospectus under the heading “Carrier Global Corporation 2020 Long-Term Incentive Plan”). In addition, Carrier’s executive compensation philosophy and practices currently mirror those at UTC prior to the distribution.
Carrier Compensation Consultant and Peer Group
Pearl Meyer has been retained by the UTC Compensation Committee to serve as the compensation consultant to the Carrier Compensation Committee.
The Carrier Compensation Committee has approved a Compensation Peer Group for Carrier consisting of the following companies: 3M Co., Cummins Inc., Danaher Corp., Dover Corp., Eaton Corp. plc, Emerson Electric Co., Fortive Corp., Honeywell International Inc., Illinois Tool Works Inc., Trane Technologies, Johnson Controls International Inc., Lear Corp., Parker-Hannifin Corp., Rockwell Automation, Inc., Stanley Black & Decker, Inc., TE Connectivity Ltd., Western Digital Corp and Whirlpool Corp. These companies were selected based on the following criteria: similarity to Carrier in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint and research and development activities.
Compensation Arrangements with Carrier Named Executive Officers
Carrier entered into an offer letter with Timothy McLevish, the Senior Vice President and Chief Financial Officer of Carrier, in connection with his commencement of employment on September 30, 2019. The offer letter provides for an annual compensation package consisting of a base salary of $800,000, a target annual bonus award of 100% of base salary (prorated for 2019) and an annual equity award generally consisting of RSUs, SARs and PSUs, with a target 2020 annual equity award opportunity of $3,500,000. In addition, the offer letter provides for a sign-on equity award valued at $4,000,000, in the form of 25% RSUs and 75% SARs, which vests after three years of employment or, if earlier, upon a termination of Mr. McLevish’s employment without cause or Mr. McLevish’s retirement (defined as termination of employment on or after age 65) on or after October 31, 2021. The offer letter also provides for a relocation benefits package in connection with Mr. McLevish’s relocation to Palm Beach Gardens, Florida.
Carrier Executive Annual Bonus Plan
Carrier has adopted an executive annual bonus plan. The eligible participants under the annual bonus plan include the named executive officers of Carrier.
Pursuant to the bonus plan, each Carrier named executive officer is eligible for a discretionary bonus payable based on the achievement of performance goals established by the Carrier Compensation Committee based on financial, operational, strategic performance measures, individual performance measures and/or such other measures as may be determined by the Carrier Compensation Committee. The performance period under the bonus plan is Carrier’s fiscal year, unless otherwise designated by the Carrier Compensation Committee. Each bonus paid under the plan will be in the form of cash or, at the discretion of the Carrier Compensation Committee, restricted stock or restricted stock units.
Upon a change in control (as defined in the bonus plan) of Carrier, each named executive officer will be entitled to receive a prorated bonus for the portion of the performance period that ends on the change in control, which payment shall be based on the greater of (1) the officer’s target bonus for the performance period and (2) the officer’s bonus based on the Carrier Compensation Committee’s determination of the actual level of achievement of the applicable performance goals prior to the change in control and projecting such performance to the end of the performance period.
Carrier Change in Control Severance Plan
Carrier adopted a change in control severance plan. The eligible participants under the severance plan include the named executive officers of Carrier and its other executives.
Pursuant to the severance plan, any Carrier named executive officer who is terminated without cause or resigns for good reason on, or within the two years following, a change in control (as defined in the severance plan) of Carrier, is entitled to receive (subject to the officer’s execution of a release of claims in favor of Carrier and agreement to a one-year post-termination noncompetition covenant and a two-year post-termination non-solicitation covenant):
•
a lump sum cash severance payment equal to three times (for the Chief Executive Officer) or two times (for the other named executive officers) the sum of (a) the officer’s annual base salary and (b) the officer’s target annual bonus;

•	a prorated target annual bonus for the year of termination (reduced by any annual bonus payment to which the named executive officer is entitled for the same period of service);
•	up to 12 months of healthcare benefit coverage continuation at no premium cost to the officer;
•	outplacement services for 12 months; and
•	continued financial planning services for 12 months.
The severance plan provides that, in the event that the payments and benefits to a named executive officer in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, then the officer will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.
Executive Officer and ELG Member Share Ownership Requirements
Carrier’s Chief Executive Officer, Chief Financial Officer and each other ELG member are required to own Carrier common stock (including RSUs and notional shares credited under Carrier’s supplemental retirement and deferred compensation plans, but excluding stock options, SARs and unvested PSUs) with a value equal to six times (for the Chief Executive Officer), four times (for the Chief Financial Officer) or three times (for each other ELG member) the individual’s then applicable base salary. The requisite share ownership level must be achieved within five years after the ownership requirement first applies to the applicable individual. If the Chief Executive Officer, Chief Financial Officer or other ELG member does not meet the ownership requirement after this five-year period, then the applicable individual is not permitted to sell shares of Carrier until achieving the required ownership level.
Summary Compensation Table
Named Executive Officer	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)	Total Without Change in Pension Value ($)
David Gitlin, President and Chief Executive Officer	2019	966,667	1,200,000	2,150,799	2,066,540	969,211	386,063	7,739,280	6,770,069
	2018	900,000	1,300,000	2,950,834	1,051,810	—	239,548	6,442,192	6,442,192
	2017	812,500	1,100,000	6,855,052	943,250	385,996	181,970	10,278,768	9,892,772
Timothy McLevish, Senior Vice President and Chief Financial Officer	2019	203,030	165,000	1,000,080	2,793,945	—	18,275	4,180,330	4,180,330

Named Executive Officer	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)	Total Without Change in Pension Value ($)
Christopher Nelson, President, HVAC*	2019	593,750	350,000	2,346,684	2,202,364	205,153	98,531	5,796,482	5,591,329
Jurgen Timperman, President, Fire & Security	2019	492,500	300,000	2,052,859	1,927,504	—	271,144	5,044,007	5,044,007
Matthew Pine, President, HVAC – Residential**	2019	405,417	210,000	1,901,672	1,524,376	—	86,239	4,127,704	4,127,704
*	Mr. Nelson was appointed as President, HVAC on March 4, 2020. Prior to such appointment, Mr. Nelson served as President, HVAC – Commercial.
**	Mr. Pine ceased serving as President, HVAC – Residential on March 4, 2020 in connection with his resignation from Carrier, which becomes effective on March 13, 2020.
(1)
Bonus. Cash bonuses provided under the UTC Annual Executive Incentive Compensation Plan. Payments are primarily based on the achievement of pre-established goals. However, the UTC Compensation Committee retains discretion to adjust annual bonus amounts based on its assessment of overall performance. Consequently, annual bonuses are reported in the Bonus column rather than in the Non-Equity Incentive Plan Compensation column. For Mr. McLevish, the amount shown reflects a prorated bonus paid for the period between his date of hire (September 30, 2019) and the end of the calendar year.

(2)
Stock Awards. Grant date fair value of UTC PSUs and UTC RSUs, calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of these awards are set forth in Note 12 – Employee Benefit Plans to the Combined Financial Statements. PSU awards are discussed in footnote 2 of the Grants of Plan-Based Awards table. The grant date fair values shown for PSU awards granted in 2019 to our named executive officers assume target-level performance. If the highest level of performance is achieved, the grant date fair values would be: Mr. Gitlin, $3,588,722; Mr. Nelson, $1,411,956; Mr. Timperman, $921,694; and Mr. Pine, $262,781.

(3)
Option Awards. Grant date fair value of UTC SARs, calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 12 – Employee Benefit Plans to the Combined Financial Statements.

(4)
Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amounts in this column reflect the change, if any, in the year-over-year actuarial present value of each executive’s accrued benefit under UTC’s defined benefit plans. Actuarial value computations are based on the assumptions disclosed in the Pension Benefits table.

(5)	All Other Compensation. The 2019 amounts in this column consist of the following items:
All Other Compensation
Named Executive Officer	Leased Vehicle Payments(a) ($)	Insurance Premiums(b) ($)	401(k) Plan Company Match(c) ($)	Company Contributions to Nonqualified Deferred Compensation Plans(d) ($)	Relocation Benefits(e) ($)	Financial Planning(f) ($)	Healthcare Benefits(g) ($)	Miscellaneous ($)	Total ($)
D. Gitlin	33,289	63,604	10,080	71,520	168,289	16,000	22,278	1,003	386,063
T. McLevish	—	—	2,750	3,667	5,085	3,567	3,206	—	18,275
C. Nelson	21,933	—	10,080	30,015	—	16,000	18,632	1,871	98,531
J. Timperman	22,720	—	24,080	52,675	139,868	12,956	18,388	457	271,144
M. Pine	21,438	—	24,080	20,520	—	—	20,201	—	86,239
(a)	Annual costs incurred by UTC in connection with a leased vehicle provided to the executive.
(b)
Premiums paid on behalf of the executive under the ELG life insurance program. This benefit was eliminated for ELG members appointed after January 31, 2015, thereby excluding all but Mr. Gitlin. Under this plan, UTC pays the premiums on a cash value life insurance contract owned by the executive. Life insurance benefits equal up to three times the executive’s actual or projected base salary at age 62. Once vested (age 55 or older with three years of service as an ELG member), UTC funds the policy to maintain coverage following retirement.

(c)
Dollar value of company matching contributions made into the UTC Employee Savings Plan, which includes an additional company automatic contribution for employees hired on or after January 1, 2010 (e.g., Messrs. McLevish, Timperman and Pine) who do not participate in UTC’s pension plans, which were closed to new participants.

(d)
Dollar value of company contributions to the UTC Savings Restoration Plan (“SRP”) and the UTC Company Automatic Contribution Excess Plan (“CACEP”). Under the SRP, participants are credited with a benefit equal to the company matching contribution that the executive did not receive under the UTC Employee Savings Plan due to Code limits. For executives hired on or after January 1, 2010, including Messrs. McLevish, Timperman and Pine, the CACEP provides an additional age-based company automatic contribution for compensation earned over Code limits.
(e)	Costs associated with relocation expenses, which includes a tax reimbursement payment of $47,264 for Mr. Gitlin and a tax equalization payment of $116,668 for Mr. Timperman.
(f)	Costs associated with a financial planning benefit available to ELG members.
(g)	Costs incurred by the company associated with annual executive physicals and broad-based company-covered healthcare benefits.
Grants of Plan-Based Awards
		Estimated Future Payouts under Equity Incentive Plan Awards(2)
Named Executive Officer	Grant Date(1)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards(6) ($)
D. Gitlin	2/5/2019	1,464	18,300	36,600	—	—	—	2,150,799
	2/5/2019	—	—	—	—	101,500	120.77	2,066,540
T. McLevish	10/1/2019(7)	—	—	—	7,475	—	—	1,000,080
	10/1/2019(7)	—	—	—	—	123,900	133.79	2,793,945
C. Nelson	2/5/2019	576	7,200	14,400	—	—	—	846,216
	6/14/2019(8)	—	—	—	11,975	—	—	1,500,468
	2/5/2019	—	—	—	—	39,500	120.77	804,220
	6/14/2019(8)	—	—	—	—	66,200	125.30	1,398,144
J. Timperman	2/5/2019	376	4,700	9,400	—	—	—	552,391
	6/14/2019(8)	—	—	—	11,975	—	—	1,500,468
	2/5/2019	—	—	—	—	26,000	120.77	529,360
	6/14/2019(8)	—	—	—	—	66,200	125.30	1,398,144
M. Pine	2/5/2019	107	1,340	2,680	—	—	—	157,490
	2/5/2019	—	—	—	2,018	—	—	243,714
	6/14/2019(8)	—	—	—	11,975	—	—	1,500,468
	2/5/2019	—	—	—	—	6,200	120.77	126,232
	6/14/2019(8)	—	—	—	—	66,200	125.30	1,398,144
(1)	The UTC Compensation Committee approved the 2019 annual LTI awards at its February 1, 2019 meeting, specifying the February 5, 2019 grant date.
(2)
Number of UTC PSUs, which were scheduled to vest based on performance relative to three-year EPS growth and ROIC goals (each weighted at 35%) and a three-year relative TSR goal (weighted at 30%). Vesting ranged from a payout of 8% of target if threshold performance was achieved for the least weighted metric (relative TSR) to a maximum payout of 200% if maximum performance was achieved for all three metrics. If UTC’s three-year TSR was negative, the payout for the TSR portion of the award was capped at 100% regardless of UTC’s relative TSR performance versus the companies within the S&P 500. Each PSU corresponded to one share of UTC common stock. Unvested PSUs did not accrue dividend equivalents. Vested PSUs were settled in unrestricted shares of UTC common stock at the end of the performance period following the UTC Compensation Committee’s review and approval of performance achievement levels.

(3)
Number of UTC RSUs, which vest three years from the grant date, subject to continued service with the company except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change-in-Control table. Each UTC RSU corresponds to one share of UTC common stock. When UTC pays a dividend to shareholders, UTC RSUs earn dividend equivalents during the vesting period that are reinvested as additional UTC RSUs. The reinvested UTC RSUs vest on the same date as the underlying UTC RSUs.

(4)
Number of UTC SARs, which vest and become exercisable three years from the grant date, subject to continued service with the company except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change-in-Control table.

(5)	The UTC SAR exercise price equals the closing price of UTC common stock on the grant date.
(6)
Grant date fair value of awards granted in 2019, with vesting assumed at 100% of target for performance-based awards. Values are calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

(7)
In connection with his hire, Mr. McLevish received UTC RSU and UTC SAR awards on October 1, 2019. These awards vest three years from the grant date, subject to continued service with the company except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change-in-Control table. RSUs earn dividend equivalents during the vesting period that are reinvested as additional UTC RSUs each time UTC pays a dividend to shareowners. The reinvested UTC RSUs vest on the same date as the underlying UTC RSUs.

(8)
Messrs. Nelson, Pine and Timperman each received retention UTC RSU and SAR awards on June 14, 2019, which vest three years from the grant date subject to the executive’s continued employment, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change-in-Control table. UTC RSUs earn dividend equivalents during the vesting period that are reinvested as additional UTC RSUs each time UTC pays a dividend to shareowners. The reinvested UTC RSUs vest on the same date as the underlying UTC RSUs.

Outstanding Equity Awards At Fiscal Year-End
	Option Awards						Stock Awards
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
D. Gitlin	2/5/2019	—	101,500(6)	—	120.77	2/4/2029	—	—	36,600	5,481,216
	1/2/2018	—	53,500(7)	—	128.16	1/1/2028	6,793(10)	1,017,320	32,200	4,822,272
	10/11/2017	—	—	—	—	—	35,737(13)	5,351,973	—	—
	1/3/2017	—	55,000(8)	—	110.83	1/2/2027	7,917(11)	1,185,650	20,862	3,124,293
	1/4/2016	79,000	—	—	95.57	1/3/2026	—	—	—	—
	1/2/2015	46,000	—	—	115.04	1/1/2025	—	—	—	—
	1/2/2014	24,500	—	—	112.49	1/1/2024	—	—	—	—
	11/12/2013	—	—	—	—	—	16,104(12)	2,411,735	—
	1/2/2013	18,900	—	—	84.00	1/1/2023	—	—	—	—
	8/1/2012	45,036	—	—	74.79	7/31/2022	—	—	—	—
T. McLevish	10/1/2019	—	123,900(15)	—	133.79	9/30/2029	7,475(15)	1,119,456	—	—
C. Nelson	6/14/2019	—	66,200(14)	—	125.30	6/13/2029	12,101(14)	1,812,246	—	—
	2/5/2019	—	39,500(6)	—	120.77	2/4/2029	—	—	14,400	2,156,544
	1/2/2018	—	21,000(7)	—	128.16	1/1/2028	2,612(10)	391,173	12,600	1,886,976
	6/15/2017	—	—	—	—	17,522(16)		2,624,095	—	—
	1/3/2017	—	21,000(8)	—	110.83	1/2/2027	2,995(11)	448,531	7,866	1,178,012
	6/1/2015	—	—	—	—	—	9,510(12)	1,424,218	—	—
J. Timperman	6/14/2019	—	66,200(14)	—	125.30	6/13/2029	12,101(14)	1,812,246	—	—
	2/5/2019	—	26,000(6)	—	120.77	2/4/2029	—	—	9,400	1,407,744
	1/2/2018	—	11,500(7)	—	128.16	1/1/2028	1,463(10)	219,099	7,000	1,048,320
	10/16/2017	—	—	—	—		8,944(12)	1,339,453	—	—
	10/2/2017	—	—	—	—	—	4,468(17)	669,128	—	—
	1/3/2017	—	6,400(8)	—	110.83	1/2/2027	2,444(11)	366,013	1,756	262,979
	10/1/2013	—	—	—	—	—	937(17)	140,325	—	—
M. Pine	6/14/2019	—	66,200(14)	—	125.30	6/13/2029	12,101(14)	1,812,246	—	—
	2/5/2019	—	6,200(6)	—	120.77	2/4/2029	2,062(9)	308,805	2,680	401,357
	1/2/2018	—	4,500(7)	—	128.16	1/1/2028	1,521(10)	227,785	1,960	293,530
	1/3/2017	—	2,600(8)	—	110.83	1/2/2027	1,219(11)	182,557	479	71,735
	11/1/2016	—	—	—	—		1,850(18)	277,056	—	—
(1)	The exercise price of each UTC SAR equaled the closing price of UTC common stock on the grant date.
(2)
UTC RSUs, which include dividend equivalents (if applicable), earned during the vesting period that are reinvested as additional UTC RSUs each time UTC pays a dividend to shareowners. The reinvested UTC RSUs vest on the same date as the underlying UTC RSUs.

(3)	Calculated by multiplying the number of unvested UTC RSUs by $149.76, the NYSE closing price of UTC common stock on the last trading day of 2019.
(4)
UTC PSUs that are subject to vesting contingent on company performance relative to pre-established performance goals measured over a three-year period and the executive’s continued employment, except in certain limited circumstances as detailed in footnotes to the Potential Payments on Termination or Change-In-Control tables. The number of shares shown with respect to UTC PSU awards granted in 2018 and 2019 assumes maximum-level performance, based on vesting estimates as of December 31, 2019. The number of shares shown for the 2017 UTC PSU awards reflect vesting at 114% of target based on actual performance through December 31, 2019. The service condition for this award was satisfied on January 3, 2020.
(5)	Calculated by multiplying the number of unvested 2019 and 2018 PSUs and the number of vested 2017 PSUs by the NYSE closing price of UTC common stock on the last trading day of 2019.
(6)
UTC SARs scheduled to vest on February 5, 2022, subject to the executive’s continued employment, except in certain limited circumstances as described the footnotes to the Potential Payments on Termination or Change-in-Control table.

(7)
UTC SARs scheduled to vest on January 2, 2021, subject to the executive’s continued employment, except in certain limited circumstances as described the footnotes to the Potential Payments on Termination or Change-in-Control table.

(8)	UTC SARS that vested on January 3, 2020.
(9)
UTC RSUs scheduled to vest on February 5, 2022, subject to the executive’s continued employment, except in certain limited circumstances described the footnotes to the Potential Payments on Termination or Change-in-Control table. These UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(10)
UTC RSUs scheduled to vest on January 2, 2021, subject to the executive’s continued employment, except in certain limited circumstances described the footnotes to the Potential Payments on Termination or Change-in-Control table. These UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(11)
UTC RSUs scheduled to vest on January 3, 2020, subject to the executive’s continued employment, except in certain limited circumstances described the footnotes to the Potential Payments on Termination or Change-in-Control table. These UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(12)
ELG RSUs granted upon the executive’s appointment to the ELG, which vest in the event of a mutually agreeable separation following three years of ELG service or upon death, disability or qualified termination following a change-in-control. These UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(13)
Retention RSU award granted to Mr. Gitlin, which were scheduled to vest on October 11, 2020, subject to continued employment or earlier in the case of death, disability or qualifying termination following a change-in-control. This UTC RSU award earned dividend equivalents during the vesting period, which were scheduled to vest at the same time as the underlying UTC RSUs.

(14)
Special Retention UTC SAR and UTC RSU awards granted to Messrs. Nelson, Timperman and Pine, which will vest on June 14, 2022, subject to continued employment or earlier in the case of death, disability or qualifying termination following a change-in-control. The UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(15)
UTC SAR and UTC RSU awards granted to Mr. McLevish in connection with his hire, which will vest on October 1, 2022, subject to continued employment or earlier in the case of death, disability, retirement (on or after October 31, 2021), involuntary termination (other than for cause) or qualifying termination after a change-in-control. The UTC RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(16)
Retention UTC RSU award granted to Mr. Nelson, which will vest on June 15, 2021, subject to continued employment or earlier in the case of death, disability or qualifying termination following a change-in-control. This UTC RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(17)
Retention UTC RSU award granted on October 1, 2013 and Chairman’s UTC RSU award granted to Mr. Timperman on October 2, 2017, which will vest on October 1, 2021 and October 2, 2021, respectively, subject to continued employment or earlier in the case of death, disability or qualifying termination following a change-in-control. These UTC RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

(18)
Chairman’s UTC RSU award granted to Mr. Pine, which will vest on November 1, 2020, subject to continued employment or earlier in the case of death, disability or qualifying termination following a change-in-control. This UTC RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying UTC RSUs.

Option Exercises and Stock Vested
Named Executive Officer	Option Awards(1)		Stock Awards(3)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(4)
D. Gitlin	—	—	18,328	2,249,212
T. McLevish	—	—	—	—
C. Nelson	81,906	2,669,205	13,556	1,742,829
J. Timperman	13,200	584,168	12,704	1,646,787
M. Pine	2,400	79,334	4,442	568,269
(1)	UTC SARs exercised during 2019.
(2)	Calculated by multiplying the number of shares acquired on exercise by the difference between the market price of UTC common stock on the exercise date and the exercise price of the UTC SAR.
(3)
UTC PSUs and UTC RSUs that converted to shares of UTC common stock on a one-for-one basis upon vesting in 2019. UTC PSUs granted on January 4, 2016 vested at 114% of target on February 11, 2019, based on performance through December 31, 2018.

(4)	Calculated by multiplying the number of vested UTC PSUs and UTC RSUs by the market price of UTC common stock on the vesting date.

Pension Benefits
Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
D. Gitlin	UTC Pension Plan	22	951,980	—
	UTC Pension Preservation Plan	22	1,957,448	—
	Total	—	2,909,428	—
T. McLevish(2)	UTC Pension Plan	—	—	—
	UTC Pension Preservation Plan	—	—	—
	Total	—	—	—
C. Nelson(3)	UTC Pension Plan	16	329,721	—
	UTC Pension Preservation Plan	16	443,776	—
	Total	—	773,497	—
J. Timperman(2)	UTC Pension Plan	—	—	—
	UTC Pension Preservation Plan	—	—	—
	Total	—	—	—
M. Pine(2)	UTC Pension Plan	—	—	—
	UTC Pension Preservation Plan	—	—	—
	Total	—	—	—
(1)
The following assumptions were used to determine the present value of the accumulated pension benefit: (i) the named executive officers are assumed to retire at age 62 for the final average earnings benefit and age 65 for the cash balance benefit, which are the earliest dates on which the named executive officers can retire without a reduction of benefits due to age; (ii) projected lump-sum payments under the UTC Pension Preservation Plan (“PPP”) final average earnings benefit are calculated using a lump-sum interest rate of 4.0%; (iii) the amounts shown assume the following form of payment: (a) 70% in a monthly annuity and 30% in a lump-sum payment for benefits earned under the final average earnings formula of the UTC Pension Plan; (b) a lump-sum payment for benefits earned under the cash balance formula of the UTC Pension Plan; and (c) an optional form of payment based on the participant’s elections on file for the PPP.

(2)	Messrs. McLevish, Timperman and Pine were hired by UTC after January 1, 2010, and therefore do not participate in UTC’s legacy pension plans.
(3)
Mr. Nelson was hired after July 1, 2002 and therefore, his entire pension benefit is determined based on the cash balance formula. Benefits are available following termination of employment and are paid as a lump sum or as an equivalent monthly annuity.

Nonqualified Deferred Compensation
Named Executive Officer	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
D. Gitlin	UTC Savings Restoration Plan	119,200	71,520	297,587	—	1,203,090
T. McLevish	UTC Deferred Compensation Plan	66,667	3,667	1,436	—	71,769
C. Nelson	UTC Savings Restoration Plan	50,025	30,015	201,218	—	788,529
J. Timperman	UTC Savings Restoration Plan	36,750	22,050	15,861	—	108,679
	UTC Company Automatic Contribution Excess Plan	—	30,625	1,673	—	60,859
M. Pine	UTC Company Automatic Contribution Excess Plan	—	20,520	1,949	—	65,190
(1)	Amounts shown in this column are included in the Salary and Bonus columns of the Summary Compensation Table.
(2)	Amounts shown in this column are included in the All Other Compensation column of the Summary Compensation Table.
(3)
Amounts shown reflect hypothetical investment returns to accounts based on fixed income, bond and equity indices selected by the participant. Participants may also elect UTC stock units with dividend reinvestments (except for the CACEP). These returns do not constitute above-market earnings.

(4)
The sum of contributions (both by the executive and UTC) and credited earnings on those deferrals, less withdrawals. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: $304,080 (Mr. Gitlin).

Potential Payments on Termination or Change-in-Control
Payment Type	D. Gitlin ($)	T. McLevish ($)	C. Nelson ($)	J. Timperman ($)	M. Pine ($)
Termination - Involuntary (For Cause)
Cash Payment	—	—	—	—	—
Pension Benefit(1)	2,624,780	—	410,524	—	—
Option / SAR Value(2)	—	—	—	—	—
Stock Awards Value(2)	—	—	—	—	—
Sub-Total	2,624,780	—	410,524	—	—
Less: Vested Pension	(2,624,780)	—	(410,524)	—	—
Amount Triggered due to Termination	—	—	—	—	—
Termination - Voluntary
Cash Payment	—	—	—	—	—
Pension Benefit(1)	2,624,780	—	410,524	—	—
Option / SAR Value(3)(4)	14,707,208	—	—	—	—
Stock Awards Value(3)(4)	8,702,854	—	—	—	—
Sub-Total	26,034,842	—	410,524	—	—
Less: Vested Pension and Equity	(26,034,842)	—	(410,524)	—	—
Amount Triggered due to Termination	—	—	—	—	—
Termination - Involuntary (Not for Cause)
Cash Payment	—	—	—	—	—
Pension Benefit(1)	2,624,780	—	410,524	—	—
Option / SAR Value(3)(5)	14,707,208	1,978,683	1,119,930	414,579	166,018
Stock Awards Value(3)(5)(6)	11,114,589	1,119,456	4,192,232	1,264,423	543,179
Sub-Total	28,446,577	3,098,139	5,722,686	1,679,182	709,197
Less: Vested Pension and Equity	(26,034,842)	—	(410,524)	—	—
Amount Triggered due to Termination	2,411,735	3,098,139	5,312,162	1,679,182	709,197
Termination - Change-in-Control
Cash Payment(8)	—	—	—	—	—
Pension Benefit(1)	2,624,780	—	410,524	—	—
Option / SAR Value(7)	17,649,693	1,978,683	4,035,487	2,870,544	1,997,408
Stock Awards Value(7)	19,037,491	1,119,456	10,212,733	6,241,397	3,285,824
Sub-Total	39,311,964	3,098,139	14,658,744	9,111,941	5,283,232
Less: Vested Pension and Equity	(25,070,387)	—	(410,524)	—	—
Amount Triggered due to Termination	14,241,577	3,098,139	14,248,220	9,111,941	5,283,232
(1)
Estimated lump-sum value of the nonqualified portion of the retirement benefits accrued under UTC’s pension plans, assuming retirement or termination on December 31, 2019, payable as of such date or attainment of age 55 (if later) based on the plan’s 2020 lump-sum basis. The present value of benefits payable under the qualified plan are shown in the Pension Benefits table.

(2)	Outstanding equity awards will be forfeited upon involuntary termination (for cause).
(3)
Equity awards are valued based on the closing price of UTC common stock on the NYSE ($149.76) on the last trading day of 2019. For the 2019 and 2018 PSU awards, values shown reflect estimated performance as of December 31, 2019. The actual vesting of 114% of target is shown for the 2017 PSU grant.

(4)
UTC SARs and UTC RSUs awards granted under UTC’s annual LTI program that are outstanding for more than one year will vest in the event of voluntary termination only after attaining qualifying retirement (defined as either: (i) age 65; (ii) age 55 plus 10 years of service; or (iii) “Rule of 65”—age 50 to 54 plus years of service add up to 65 or more). For executives who have attained qualifying retirement status, PSUs outstanding for at least one year will remain eligible to vest at the completion of the performance period to the extent performance targets are achieved. Mr. Gitlin has satisfied the qualifying retirement condition of the Rule of 65. For non-retirement eligible executives who voluntarily terminate, all unvested awards are cancelled and vested UTC SARs may be exercised up to 90 days following separation. With the exception of Mr. McLevish’s 2019 UTC SAR and UTC RSU awards, special out-of-cycle and ELG RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon voluntary termination. Mr. McLevish’s 2019 UTC SAR and UTC RSU awards provide for vesting in the event of his retirement on or after October 31, 2021.

(5)
UTC SARs and UTC RSUs awards that are outstanding for more than one year will vest and PSUs will remain eligible to vest (to the extent performance targets are achieved) in the event of involuntary termination (not for cause) after an executive qualifies for retirement. For executives who have not yet qualified for retirement, but have held awards for at least one year, in the event of involuntary termination (not for cause) a pro-rata portion of UTC SARs and UTC RSUs will vest and a pro-rata portion of UTC PSUs will remain eligible to vest at the completion of the performance period to the extent performance goals are achieved. Special out-of-cycle and ELG RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon involuntary termination (not for cause), except for Mr. McLevish’s 2019 UTC SAR and UTC RSU awards. In the event of involuntary termination (not for cause), Mr. McLevish’s UTC RSU award and UTC SAR award vest immediately. All vested SARs for Mr. McLevish will remain exercisable for the earlier of one year following the termination date or the expiration of the UTC SAR.
(6)	ELG RSUs will vest in the case of mutually agreeable separation following three years of ELG service. As of December 31, 2019, only Messrs. Gitlin and Nelson have met the service condition.
(7)
In the event of qualifying termination following a change-in-control, the UTC Long-Term Incentive Plans provide for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year, special out-of-cycle and ELG RSU awards). PSUs granted under the original 2005 UTC Long-Term Incentive Plan vest at target performance and PSUs granted under the UTC 2018 Long-Term Incentive Plan vest at the greater of target or actual performance. As a result, amounts shown for the 2018 PSUs assume target performance, and amounts shown for the 2019 PSUs assume the estimated performance as of December 31, 2019. For the 2017 PSUs, actual performance vesting (114% of target) is shown. All values shown reflect the closing price of UTC common stock ($149.76) on the last trading day of 2019.

(8)
None of the named executive officers are eligible for change-in-control benefits under the UTC Senior Executive Severance Plan, which was closed to participants effective June 2009, and the named executive officers were not otherwise eligible for cash severance in connection with a change-in-control as of December 31, 2019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with UTC and Otis
Following the separation and distributions, Carrier, Otis and UTC each operate as a separate, independent public company. In connection with the separation, Carrier entered into a separation agreement with UTC and Otis to effect the separation and to provide a framework for the relationship among UTC, Carrier and Otis after the separation and entered into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements allocate among Carrier, Otis and UTC the assets, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of UTC and its subsidiaries attributable to periods prior to, at and after the separation, provide for certain services to be delivered on a transitional basis, and govern the relationship among Carrier, Otis and UTC following the separation.
The material agreements described below are filed as exhibits to the registration statement of which this prospectus is a part. The summaries set forth below of each such agreement are qualified in their entireties by reference to the full text of the applicable agreements.
Separation Agreement
Transfer of Assets and Assumption of Liabilities
The separation agreement identifies the assets transferred, the liabilities assumed and the contracts transferred to each of Carrier, Otis and UTC as part of the separation of UTC into three independent companies, and provides for when and how these transfers and assumptions occurred. In particular, the separation agreement provides that, among other things, subject to the terms and conditions contained therein:
•	certain assets of, or related to, the Carrier Business, which we refer to as the “Carrier Assets,” are retained by or transferred to Carrier or Carrier’s subsidiaries, including:
•	equity interests of Carrier’s subsidiaries as of immediately after the effective time of the distributions;
•
assets (other than cash and cash equivalents) that are included on the Carrier unaudited pro forma balance sheet as of December 31, 2019 included in the Carrier information statement, as well as assets that are of a nature or type that would have resulted in such assets being included on a pro forma combined balance sheet of Carrier and Carrier’s subsidiaries;

•	contracts (or portions thereof) that, subject to limited exceptions, solely or primarily relate to the Carrier Business;
•	permits used or held for use solely or primarily in the Carrier Business;
•	certain intellectual property rights and technology used or held for use in the Carrier Business;
•	information solely or primarily related to the Carrier Assets, the Carrier Liabilities, the Carrier Business or Carrier’s subsidiaries;
•	cash and cash equivalents held in bank or brokerage accounts owned exclusively by Carrier or Carrier’s subsidiaries as of the effective time;
•	other assets expressly allocated to Carrier or Carrier’s subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other assets used or held for use solely or primarily in the Carrier Business.
•	certain liabilities of, or related to, the Carrier Business, which we refer to as the “Carrier Liabilities,” are retained by or transferred to Carrier or Carrier’s subsidiaries, including:
•
liabilities that are included on the Carrier unaudited pro forma balance sheet as of December 31, 2019 included in the Carrier information statement, as well as liabilities that are of a nature or type that would have resulted in such liabilities being included on a pro forma combined balance sheet of Carrier and Carrier’s subsidiaries;

•
liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts, or circumstances to the extent related to, arising out of or resulting from the Carrier Business or the Carrier Assets;

•
liabilities to the extent relating to, arising out of or resulting from the contracts, intellectual property rights, technology, licenses, permits or financing arrangements that relate to the Carrier Business;

•
liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties, including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the Carrier Business, the Carrier Assets or the other Carrier Liabilities;

•
other liabilities expressly allocated to Carrier or Carrier’s subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation; and

•	subject to limited exceptions, other liabilities to the extent arising out of or relating to the Carrier Business or a Carrier Asset.
•	certain assets of, or related to, the Otis Business, which we refer to as the “Otis Assets,” are retained by or transferred to Otis or Otis’ subsidiaries, including:
•	equity interests of Otis’ subsidiaries as of immediately after the effective time of the distributions;
•
assets (other than cash and cash equivalents) that are included on the Otis unaudited pro forma balance sheet as of December 31, 2019, as well as assets that are of a nature or type that would have resulted in such assets being included on a pro forma combined balance sheet of Otis and Otis’ subsidiaries;

•	contracts (or portions thereof) that, subject to limited exceptions, solely or primarily relate to the Otis Business;
•	permits used or held for use solely or primarily in the Otis Business;
•	certain intellectual property rights and technology used or held for use in the Otis Business;
•	information solely or primarily related to the Otis Assets, the Otis Liabilities, the Otis Business or Otis’ subsidiaries;
•	cash and cash equivalents held in bank or brokerage accounts owned exclusively by Otis or Otis’ subsidiaries as of the effective time;
•	other assets expressly allocated to Otis or Otis’ subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other assets used or held for use solely or primarily in the Otis Business.
•	certain liabilities of, or related to, the Otis Business, which we refer to as the “Otis Liabilities,” are retained by or transferred to Otis or Otis’ subsidiaries, including:
•
liabilities that are included on the Otis unaudited pro forma balance sheet as of December 31, 2019, as well as liabilities that are of a nature or type that would have resulted in such liabilities being included on a pro forma combined balance sheet of Otis and Otis’ subsidiaries;

•
liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts, or circumstances to the extent related to, arising out of or resulting from the Otis Business or the Otis Assets;

•
liabilities to the extent relating to, arising out of or resulting from the contracts, intellectual property rights, technology, licenses, permits or financing arrangements that relate to the Otis Business;

•
liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties, including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the Otis Business, the Otis Assets or the other Otis Liabilities;

•	other liabilities expressly allocated to Otis or Otis’ subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other liabilities to the extent arising out of or relating to the Otis Business or an Otis Asset.
•	all assets other than the Carrier Assets and the Otis Assets, which we refer to as the “UTC Assets,” are retained by or transferred to UTC or UTC’s subsidiaries, including:
•	assets expressly allocated to UTC or UTC’s subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation;
•	intellectual property rights and technology used or held for use in the UTC Aerospace Businesses;
•	permits used or held for use solely or primarily in the UTC Aerospace Businesses;
•
information not solely or primarily related to the Carrier Assets, the Carrier Liabilities, the Carrier Business, Carrier’s subsidiaries, the Otis Assets, the Otis Liabilities, the Otis Business or Otis’ subsidiaries; and

•	cash and cash equivalents not held in bank or brokerage accounts owned exclusively by Carrier, Otis or their respective subsidiaries as of the effective time.
•	all liabilities other than the Carrier Liabilities and the Otis Liabilities, which we refer to as the “UTC Liabilities,” are retained by or transferred to UTC or UTC’s subsidiaries, including:
•
liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the distributions, of UTC or UTC’s subsidiaries, in each case that are not Carrier Liabilities or Otis Liabilities;

•
liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties, including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the UTC Aerospace Businesses, UTC Assets or the other UTC Liabilities; and

•	other liabilities expressly allocated to UTC or UTC’s subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation.
Except as expressly set forth in the separation agreement or any ancillary agreement, none of Carrier, Otis or UTC makes any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any consents or approvals required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of any of Carrier, Otis or UTC, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset to be transferred in connection with the separation. All assets were transferred on an “as is,” “where is” basis, and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals or notifications are not obtained or made, or that any requirements of laws or judgments are not complied with.
Information in this prospectus with respect to the assets and liabilities of the parties following the distributions is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that in the event that the transfer of certain assets and liabilities (or a portion thereof) to Carrier, Otis or UTC, as applicable, did not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, Carrier, Otis or UTC, as applicable, will hold such assets on behalf and for the benefit of the transferee and will pay, perform and discharge such liabilities, for which the transferee will reimburse Carrier, Otis or UTC, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
Releases
The separation agreement provides that Carrier and its affiliates released and discharged UTC, Otis and their respective affiliates and certain other non-recourse parties from all Carrier Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the Carrier Business, the Carrier Assets or the Carrier Liabilities, in each case, except as expressly set forth in the separation agreement.
The separation agreement provides that Otis and its affiliates released and discharged UTC, Carrier and their respective affiliates and certain other non-recourse parties from all Otis Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the Otis Business, the Otis Assets or the Otis Liabilities, in each case, except as expressly set forth in the separation agreement.
The separation agreement provides that UTC and its affiliates released and discharged Carrier, Otis and their respective affiliates and certain other non-recourse parties from all UTC Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the UTC Aerospace Businesses, the UTC Assets or the UTC Liabilities, in each case, except as expressly set forth in the separation agreement.
These releases do not extend to obligations or liabilities under any agreements among the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions,” or to any obligations or liabilities for the sale, lease, construction or receipt of goods, property or services in the ordinary course of business prior to the distribution date.
Indemnification
In the separation agreement, Carrier agreed to indemnify, defend and hold harmless UTC, Otis, each of UTC’s and Otis’ respective affiliates, and each of UTC’s and Otis’ and their respective affiliates’ directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:
•	the Carrier Liabilities;
•
Carrier’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Carrier Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•
except to the extent relating to a UTC Liability or an Otis Liability, any guarantee, indemnification or contribution obligation for the benefit of Carrier by UTC or Otis that survives the distribution;

•	any breach by Carrier of the separation agreement or any of the ancillary agreements; and
•
any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) all information contained in the Form 10, the Carrier information statement or certain other Carrier disclosure documents other than information relating to Otis or its business, assets or liabilities or the Otis distribution, or statements made explicitly in UTC’s name, and (2) all information in respect of Carrier or its business, assets or liabilities or the Carrier distribution in any UTC disclosure document in respect of a reporting period beginning prior to the completion of the Carrier distribution, or in the registration statement on Form 10 12B filed by Otis with the SEC, as amended or supplemented (the “Otis Form 10”), the Otis information statement or certain other Otis disclosure documents.
In the separation agreement, Otis agreed to indemnify, defend and hold harmless UTC, Carrier, each of UTC’s and Carrier’s respective affiliates, and each of UTC’s and Carrier’s and their respective affiliates’ directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:
•	the Otis Liabilities;
•
Otis’ failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Otis Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•
except to the extent relating to a UTC Liability or a Carrier Liability, any guarantee, indemnification or contribution obligation for the benefit of Otis by UTC or Carrier that survives the distribution;

•	any breach by Otis of the separation agreement or any of the ancillary agreements; and
•
any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) all information contained in the Otis Form 10, the Otis information statement or certain other Otis disclosure documents other than information relating to Carrier or its business, assets or liabilities or the Carrier distribution, or statements made explicitly in UTC’s name, and (2) all information in respect of Otis or its business, assets or liabilities or the Otis distribution in any UTC disclosure document in respect of a reporting period beginning prior to the completion of the Otis distribution, or in the Carrier Form 10, the Carrier information statement or certain other Carrier disclosure documents.

UTC agreed to indemnify, defend and hold harmless each of Carrier and Otis and each of their respective affiliates and each of Carrier’s and Otis’ and their respective affiliates’ directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:
•	the UTC Liabilities;
•
the failure of UTC or any other person to pay, perform or otherwise promptly discharge any of the UTC Liabilities in accordance with their respective terms whether prior to, at or after the distributions;

•
except to the extent relating to an Otis Liability or a Carrier Liability, any guarantee, indemnification or contribution obligation for the benefit of UTC by Otis or Carrier, as applicable, that survives the distributions;

•	any breach by UTC of the separation agreement or any of the ancillary agreements; and
•
any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) statements made explicitly in UTC’s name in the Form 10 or the Otis Form 10, the Carrier information statement or the Otis information statement, or certain other Carrier disclosure documents or Otis disclosure documents and (2) statements in any UTC disclosure document other than information in respect of Carrier or Otis or their respective businesses, assets or liabilities or the distributions, made in any UTC disclosure document in respect of a reporting period beginning prior to the distributions.

The separation agreement also contains procedures with respect to claims subject to indemnification and related matters.
Indemnification with respect to taxes, and the procedures related thereto, is governed by the tax matters agreement.
Insurance
The separation agreement provides for the allocation among the parties of rights and obligations under certain insurance policies in place prior to the separation. In general, no party has rights under the other parties’ insurance policies, except to make occurrence-based claims in respect of losses incurred prior to specified coverage transition dates under the other parties’ third-party occurrence-based policies to the extent such policies provided coverage for UTC, Carrier or Otis, as applicable, prior to such coverage transition dates. The party accessing the insurance policies is generally responsible for deductibles, retention amounts, and other fees and expenses to the extent arising out of its accessing such policies. The separation agreement also provides that each of Carrier and Otis has rights to access certain third-party insurance or reinsurance policies held by UTC captive insurance entities.
Further Assurances
In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, Carrier, Otis and UTC agreed in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.
Dispute Resolution
The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise among Carrier, Otis and UTC related to the separation or distributions. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims through a transition committee, then by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding arbitration, subject to the provisions of the separation agreement.
Expenses
Except as expressly set forth in the separation agreement or in any ancillary agreement, the party incurring the expense will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Carrier, Otis and UTC, all costs and expenses incurred in connection with the separation after the distributions will also be paid by the party incurring such cost and expense.
Other Matters
Other matters governed by the separation agreement include approvals and notifications of transfer, termination of intercompany agreements, shared contracts, financial information certifications, transition committee provisions, confidentiality, access to and provision of records, privacy and data protection, production of witnesses, privileged matters, and financing arrangements. The separation agreement does not provide for any of Carrier, Otis or UTC to be subject to restrictions on competition.
Amendment
The separation agreement may not be amended or terminated, except by an agreement in writing signed by Carrier, Otis and UTC.
Transition Services Agreement
Carrier, Otis and UTC entered into a transition services agreement in connection with the separation pursuant to which UTC and its subsidiaries provide to Carrier and Otis and their respective subsidiaries, and Carrier and Otis and their respective subsidiaries provide to UTC and its subsidiaries, on an interim, transitional basis, various services, as applicable, including, but not limited to, information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of costs and expenses, including reasonably allocable overhead expenses. The party receiving each transition service has been provided with reasonable information that supports the charges for the transition services being provided.
The services commenced on the distribution date and will generally terminate no later than 12 months (or in certain cases, 18 months) following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.
Subject to certain exceptions, the liabilities of each party under the transition services agreement in respect of such party’s provision of services is generally limited to the aggregate charges actually paid or payable to such party by the recipient of such services pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any indirect, incidental, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of another party.
Additional Transition Services Agreement
Carrier and Otis also entered into an additional transition services agreement in connection with the separation pursuant to which Carrier and its subsidiaries provide to Otis and its subsidiaries, and Otis and its subsidiaries provide to Carrier and its subsidiaries, on an interim, transitional basis, certain limited services. The terms and conditions of the additional transition services agreement between Carrier and Otis are the same in all material respects to the terms and conditions of the transition services agreement between Carrier, Otis and UTC.
Tax Matters Agreement
In connection with the separation, Carrier, Otis and UTC entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests, and other tax matters).
Under the tax matters agreement, UTC generally is responsible for all U.S. federal income taxes imposed on the UTC consolidated tax return group and state and foreign income, franchise, capital gain, withholding and similar taxes imposed on a consolidated, combined or unitary group (or similar tax group under non-U.S. law) that includes UTC or one of its subsidiaries with respect to taxable periods (or portions thereof) that ended on or prior to the distribution date, except (1) special rules apply with respect to certain taxes imposed in connection with the separation and distribution, (2) Carrier and Otis are each responsible for a specified portion of any installment payment required to be paid after the distribution date by UTC pursuant to Section 965(h)(2) of the Code, (3) Carrier and Otis are each responsible for specified taxes that exclusively relate to the Carrier Business or the Otis Business, as applicable, and (4) Carrier and Otis are each responsible for taxes resulting from any breach of certain representations or covenants made by Carrier or Otis, as applicable, in the tax matters agreement or other separation-related agreements. Carrier and Otis generally are each responsible for all federal, state, or foreign income, franchise, capital gain, withholding or similar taxes imposed on a separate return basis on Carrier (or any of its subsidiaries or any subgroup consisting solely of Carrier and its subsidiaries) or Otis (or any of its subsidiaries or any subgroup consisting solely of Otis and its subsidiaries), as applicable, with respect to taxable periods (or portions thereof) that ended on or prior to the date of the relevant distribution, except (a) special rules apply with respect to certain taxes imposed in connection with the separation and distribution and (b) UTC is responsible for taxes resulting from any breach of any covenant made by UTC in the tax matters agreement or other separation-related agreements.
The tax matters agreement provides special rules that allocate tax liabilities in the event either (1) the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or (2) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. Under the tax matters agreement, each party generally is responsible for any taxes and related amounts imposed on UTC, Carrier or Otis as a result of the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant covenants made by that party in the tax matters agreement. Further, under the tax matters agreement, each of UTC, Carrier and Otis is responsible for a specified portion of any taxes (and any related costs and other damages) (a) arising as a result of the failure of either of the distributions and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, Carrier, Otis or UTC or (b) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to any separation transaction that is not intended to qualify as a transaction that is generally tax-free.
In addition, the tax matters agreement imposes certain restrictions on Carrier and its subsidiaries during the two-year period following the distribution that are intended to prevent either of the distributions, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Specifically, during such period, except in specific circumstances, Carrier and its subsidiaries are generally prohibited from (1) ceasing to conduct certain businesses, (2) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of Carrier common stock would be acquired or all or a portion of certain assets of Carrier and its subsidiaries would be acquired, (3) liquidating or merging or consolidating with any other person, (4) issuing equity securities beyond certain thresholds, (5) repurchasing Carrier stock other than in certain open-market transactions or (6) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for other applicable non-U.S. income tax purposes. Further, the tax matters agreement imposes similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes.
Employee Matters Agreement
Carrier, Otis and UTC entered into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
The employee matters agreement provides that, unless otherwise specified, each party is responsible for liabilities associated with current and former employees of such party and its current and former subsidiaries.
The employee matters agreement also governs the terms of equity-based awards granted by UTC prior to the separation.
The employee matters agreement restricts each of Carrier, Otis and UTC from soliciting certain employees of either of the other parties for a period of 18 months following the Carrier distribution and the Otis distribution, subject to customary exceptions.
Intellectual Property Agreement
Carrier, Otis and UTC entered into an intellectual property agreement in connection with the separation under which each party, on behalf of itself and its subsidiaries, as of the effective time of the distributions, owns or has the right to use certain intellectual property rights relevant to the Carrier Business, the Otis Business or the UTC Aerospace Businesses, respectively. The intellectual property agreement provides that intellectual property rights that arose from certain services performed by one of the Carrier Business, the Otis Business and the UTC Aerospace Businesses (the “performer”) at the request of one of the other two businesses (the “requester”) generally are assigned to the requester or the performer in accordance with prior intercompany practice. Additionally, the intellectual property agreement provides that each of the Carrier Business, the Otis Business and the UTC Aerospace Businesses (the “licensor”) must grant to the other two businesses (each, a “licensee”) a license to intellectual property rights of the licensor that, prior to the distribution date, were used in connection with, necessary for the ongoing conduct of or subject to a documented plan for future use by, the licensee. The licenses are royalty-free, nonexclusive, perpetual, irrevocable, fully paid-up, and, in the field of the licensee’s business, worldwide. The licenses include the licensee’s right to sublicense, subject to certain customary limitations, and customary confidentiality requirements apply.

In addition, Carrier, Otis and UTC agreed that ownership of certain trademarks used by more than one of Carrier, Otis and UTC is allocated to one of Carrier, Otis and UTC and licensed to one or both of the other parties to the extent they use such trademarks.
Other
In connection with the internal restructuring transactions, UTC, Carrier and Otis executed agreements to effect the transfer of assets and liabilities contemplated by the separation agreement. In limited circumstances, such agreements provide for true-up payments to satisfy requirements under non-U.S. laws. Carrier is not expected to have an obligation to make any true-up payments following the distribution, and, to the extent Carrier is entitled to receive true-up payments following the distribution, such payments are not expected to be material.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS
The material agreements described below are filed as exhibits to the registration statement on Form S-4, of which this prospectus is a part. The summaries set forth below of each such agreement are qualified in their entireties by reference to the full text of the applicable agreements.
On February 10, 2020, Carrier and its wholly owned subsidiary, Carrier Intercompany Lending Designated Activity Company, entered into the $2 billion Revolving Credit Facility. Loans under the Revolving Credit Facility are available in U.S. Dollars, Euros and Pounds Sterling and, subject to customary conditions, certain other currencies. Loans under the Revolving Credit Facility bear interest at a variable interest rate based on LIBOR plus a ratings-based margin, which was 125 basis points as of September 30, 2020. There are currently no amounts outstanding under the Revolving Credit Facility.
Also on February 10, 2020, Carrier, as borrower, entered into the $1.75 billion Term Loan Credit Facility. Loans under the Term Loan Credit Facility bear interest at a variable interest rate based on LIBOR plus a ratings-based margin, which was 112.5 basis points as of September 30, 2020. Proceeds of the loans under the Term Loan Credit Facility were used to distribute cash to UTC in connection with the separation.
On March 27, 2020, the Company drew $1.75 billion on the Term Loan Credit Facility. The proceeds from the Term Loan Credit Facility and the Old Notes offering (other than the Old 11-Year Notes) were used to distribute an aggregate of approximately $10.9 billion in cash to UTC in connection with the separation.
The Credit Facilities and the Indenture contain affirmative and negative covenants customary for financings of this type that, among other things, limit Carrier and its subsidiaries’ ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions, and contain customary events of default. In addition, the Credit Facilities require that we not exceed a maximum consolidated total leverage ratio, subject to the amendment as described below.
On June 2, 2020, we entered into (i) Amendment No. 1 to the Revolving Credit Facility, and (ii) Amendment No. 1 to the Term Loan Credit Facility. Pursuant to the amendments, certain terms of the Credit Facilities were amended for the Covenant Modification Period to enhance Carrier’s liquidity and financial flexibility during the ongoing COVID-19 pandemic. We may terminate the Covenant Modification Period prior to December 30, 2021, subject to the satisfaction of certain conditions. From June 2, 2020 until the earlier of (1) June 29, 2021 and (2) the last day of the Covenant Modification Period, the Company will not permit Liquidity (as defined in each amendment) to be less than $2.5 billion. The Consolidated Leverage Ratio (as defined in each Credit Facility) will not be tested until the test period ending on June 30, 2021 and increases the consolidated total net leverage ratio limit until December 31, 2021. Additionally, during the Covenant Modification Period, the Company is subject to (a) limitations on the incurrence of subsidiary indebtedness, (b) limitations on the making of restricted payments, including the Issuer’s purchases of its ordinary shares and the amount of dividends it may pay, and (c) a “most favored nations” provision related to certain terms of any committed credit facility in an amount greater than $100 million. As of September 30, 2020, we were compliant with our covenants under the agreements governing our outstanding indebtedness.

TERMS OF THE EXCHANGE OFFERS
Purpose and Effect of the Exchange Offers
Carrier and the initial purchasers of the Old Notes (the “initial purchasers”) entered into Registration Rights Agreements, with respect to the Old Notes other that the Old 11-Year Notes, on February 27, 2020 and, with respect to the Old 11-Year Notes, on June 19, 2020. Pursuant to the Registration Rights Agreements, Carrier agreed, among other things, to use commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of Old Notes for new notes with terms substantially identical in all material respects to such series of Old Notes and (2) cause the registration statement to be declared effective under the Securities Act on or before February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes. Carrier agreed to use commercially reasonable efforts to complete the exchange offer for each series of Old Notes within 60 days after the registration statement is declared effective by the SEC. If the exchange offers are not completed on or before the later of February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and on or before the later of June 14, 2021, in the case of the Old 11-Year Notes, and the date on which in certain circumstances one of the initial purchasers so requests, Carrier must use its commercially reasonable efforts to file and to have declared effective a shelf registration statement relating to resales of the Old Notes.
After the SEC declares the exchange offer registration statement effective, Carrier will offer the Exchange Notes in return for the Old Notes. Each of the exchange offers will remain open for at least 20 business days (or longer if required by applicable law) after the date Carrier electronically delivers notice of such exchange offers to the holders of the applicable Old Notes. For each Old Note surrendered to Carrier pursuant to an exchange offer, the holder of the Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Old Note surrendered in exchange thereof or, if no interest has been paid on such Old Note, from the date of its original issue.
Under existing SEC interpretations, Exchange Notes acquired in the exchange offers by holders of Old Notes will be freely transferable without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding to participate in the distribution of the Exchange Notes and that it is not an affiliate of Carrier, as such terms are interpreted by the SEC, however, broker-dealers (“participating broker-dealers”) receiving Exchange Notes in a registered exchange offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. Under existing SEC interpretations, this prospectus, as it may be amended or supplemented form time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities.
This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making or other trading activities. Carrier has agreed that, for a period of up to 180 days after the expiration date of the exchange offers, if requested by one or more such broker-dealers, Carrier will amend or supplement this prospectus to expedite or facilitate the disposition of any Exchange Notes by any such broker-dealers.
A holder of Old Notes who wishes to exchange its Old Notes for Exchange Notes in the exchange offers will be required to represent that (1) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (2) at the time of the commencement of the exchange offers, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act, (3) it is not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of Carrier, (4) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes and (5) if such holder is a broker-dealer that will receive the Exchange Notes for its own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, then such holder will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

In certain limited circumstances, if Carrier receives a written request from any initial purchaser representing that it holds Old Notes that are or were ineligible to be exchanged in the exchange offers for Exchange Notes, Carrier will use its commercially reasonable efforts to cause to become effective a shelf registration statement relating to resales of the Old Notes. See “Exchange Offers”
The Registration Rights Agreements provide, among other things, that if (i) a registration statement covering an offer to exchange all Old Notes is not deemed effective on or prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes, (ii) if an exchange offer for all Old Notes is not consummated prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and, if a shelf registration statement is required, such shelf registration statement is not declared effective on or prior to the later of (x) February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and (y) 60 days after delivery of the applicable shelf request, or (iii) if a shelf registration statement is required pursuant to the Registration Rights Agreements and after being declared effective, such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be useable for resales of Old Notes in accordance with the Registration Rights Agreements, the annual interest rate on the registrable securities will increase initially by 0.25% per annum for the first 90-day period immediately following the occurrence of such registration default. The annual interest rate on the registrable securities will increase by an additional 0.25% per annum for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. If Carrier corrects the registration default, the accrual of such special interest will cease, and the interest rate on the registrable securities will revert to the original level. See “Exchange Offers.”
Resale of Exchange Notes
Based on a series of no-action letters of the staff of the SEC issued to third parties, the Exchange Notes issued in the exchange offers may be offered for resale, resold and otherwise transferred without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if the holder of Old Notes who wishes to exchange its Old Notes for Exchange Notes can make the representations set forth below under “Procedures for Tendering the Old Notes.” However, if such holder intends to participate in a distribution of the Exchange Notes, is a broker-dealer that acquired the Old Notes directly from Carrier for its own account in the initial offering of the Old Notes and not as a result of market-making activities or other trading activities or is an “affiliate” of Carrier as defined in Rule 405 under the Securities Act, such holder will not be eligible to participate in the exchange offers, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of its Old Notes. See below under the caption “Additional Obligations.”
A broker-dealer that has acquired Old Notes as a result of market-making or other trading activities has to deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offers. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making or other trading activities. Carrier has agreed that, for a period of up to 180 days after the expiration date of the exchange offers, if requested by one or more such broker-dealers, Carrier will amend or supplement this prospectus to expedite or facilitate the disposition of any Exchange Notes by any such broker-dealers. See “Plan of Distribution” for more information regarding broker-dealers.
The exchange offers are not being made to, nor will Carrier accept tenders for exchange from, holders of Old Notes in any jurisdiction in which these exchange offers or the acceptance of the exchange offers would not be in compliance with the securities or blue sky laws.
The exchange offers are not subject to any federal or state regulatory requirements or approvals other than securities laws and blue sky laws.
Terms of the Exchange Offers
Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Carrier will accept for exchange any Old Notes properly tendered and not withdrawn prior to the expiration time. Old Notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Carrier will issue $2,000 principal amount or an integral multiple of $1,000 of Exchange Notes in exchange for a corresponding principal amount of Old Notes surrendered in the exchange offers. In exchange for each Old Note surrendered in the exchange offers, Carrier will issue Exchange Notes with a like principal amount.
Other than the restrictions on transfer, registration rights and additional interest provisions, the terms of the Exchange Notes will be substantially identical in all material respects to the form and terms of the Old Notes.
The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Old Notes. Consequently, each series of Exchange Notes and the corresponding Old Notes will be treated as a single series of debt securities under the Indenture.
The exchange offers are not conditioned upon any minimum aggregate principal amount of Exchange Notes being tendered for exchanges and are not conditioned on each other.
As of the date of this prospectus, $500,000,000 aggregate principal amount of 1.923% Notes due 2023, $2,000,000,000 aggregate principal amount of 2.242% Notes due 2025, $1,250,000,000 aggregate principal amount of 2.493% Notes due 2027, $2,000,000,000 aggregate principal amount of 2.722% Notes due 2030, to $750,000,000 aggregate principal amount of 2.700% Notes due 2031, $1,500,000,000 aggregate principal amount of 3.377% Notes due 2040 and $2,000,000,000 aggregate principal amount of 3.577% Notes due 2050 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the exchange offers.
Carrier intends to conduct the exchange offers in accordance with the provisions of the Registration Rights Agreements, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old Notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture.
Carrier will be deemed to have accepted for exchange properly tendered Old Notes when Carrier has given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from Carrier and delivering Exchange Notes to such holders. Subject to the terms of the exchange offers and the Registration Rights Agreements, Carrier expressly reserves the right to amend or terminate any of the exchange offers, and to not accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “Conditions to the Exchange Offers.”
Carrier will pay all charges and expenses, other than those brokerage commissions or fees or transfer or other taxes described below, in connection with the exchange offers. It is important that you read the section labeled “Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.
Expiration Time; Extensions; Amendments
Each of the exchange offers will expire at 5:00 p.m., New York City time, on December 8, 2020, unless, in Carrier’s sole discretion, Carrier extends the expiration time of such exchange offer.
In order to extend any of the exchange offers, Carrier will notify the exchange agent in writing of any extension of such exchange offer. Carrier will notify in writing or by public announcement the registered holders of the applicable Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration time.
Carrier expressly reserves the right, in its sole discretion:
•	to delay accepting for exchange any Old Notes due to an extension of the relevant exchange offer(s);
•
to extend any of the exchange offers or to terminate any of the exchange offers and to refuse to accept applicable Old Notes not previously accepted if any of the conditions set forth below under “Conditions to the Exchange Offers” have not been satisfied by giving written notice of such extension or termination to the exchange agent; or

•	subject to the terms of the Registration Rights Agreements, to amend the terms of the exchange offers in any manner.
Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of Old Notes. If Carrier amends any of the exchange offers in a manner that Carrier determines to constitute a material change, Carrier will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the relevant Old Notes of such amendment.
Without limiting the manner in which Carrier may choose to make public announcements of any delay in acceptance, extension, termination or amendment of any of the exchange offers, Carrier shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely press release to a financial news service. If Carrier makes any material change to any of these exchange offers, Carrier will disclose this change by means of a post-effective amendment to the registration statement that includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of relevant Old Notes. In addition, Carrier will extend the relevant exchange offer(s) for an additional five to 10 business days as required by the Exchange Act, depending on the significance of the amendment, if the applicable exchange offers would otherwise expire during that period. Carrier will promptly notify the exchange agent by written notice of any delay in acceptance, extension, termination or amendment of any of the exchange offers.
Conditions to the Exchange Offers
Notwithstanding any other terms of the exchange offers, Carrier will not be required to accept for exchange, or exchange any Exchange Notes for, any Old Notes, and Carrier may terminate any of the exchange offers as provided in this prospectus before accepting any Old Notes for exchange, if Carrier determines in its sole discretion:
•	such exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC; or
•	any action or proceeding has been instituted or threatened in any court or by any governmental agency with respect to such exchange offer.
In addition, Carrier will not be obligated to accept for exchange the Old Notes of any holder that has not made the representations described in the letter of transmittal and under the caption “Purpose and Effect of the Exchange Offers” and “Procedures for Tendering the Old Notes” and in “Plan of Distribution,” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the Exchange Notes under the Securities Act.
Carrier expressly reserves the right, at any time or at various times, to extend the period of time during which any of the exchange offers are open. Consequently, Carrier may delay acceptance of any Old Notes by giving written notice of such extension to the registered holders of the relevant Old Notes as promptly as practicable. During any such extensions, all relevant Old Notes previously tendered will remain subject to the applicable exchange offers, and Carrier may accept them for exchange unless they have been previously withdrawn. Carrier will return any Old Notes that Carrier does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offers.
Carrier expressly reserves the right to amend or terminate any of the exchange offers, and to reject for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. Carrier will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the relevant Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration time.
These conditions are for Carrier’s sole benefit, and Carrier may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in Carrier’s sole discretion; provided that any waiver of a condition of tender with respect to any of the exchange offers will apply to all relevant Old Notes and not only to particular relevant Old Notes. If Carrier fails at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Carrier may assert at any time or at various times.

In addition, Carrier will not accept for exchange any Old Notes tendered, and will not issue Exchange Notes in exchange for any such Old Notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the “Trust Indenture Act”).
Procedures for Tendering the Old Notes
Except as described below, a holder tendering Old Notes must, prior to 5:00 p.m., New York City time, on the expiration date:
•
transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent, at the address listed below under the heading “Exchange Agent;” or

•	if Old Notes are tendered in accordance with the book-entry procedures described below, the tendering holder must transmit an agent’s message (described below) to the exchange agent.
Transmittal will be deemed made only when actually received or confirmed by the exchange agent.
In addition, the exchange agent must receive, before 5:00 p.m., New York City time, on the expiration date confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at DTC, the book-entry transfer facility.
The term “agent’s message” means a computer-generated message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by, and makes the representations and warranties contained in, the letter of transmittal and that Carrier may enforce the letter of transmittal against such participant.
The method of delivery of Old Notes, letters of transmittal and all other required documents is at the holder’s election and risk. If delivery is by mail, Carrier recommends that holders use registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure timely delivery. Holders should not send letters of transmittal or Old Notes to anyone other than the exchange agent.
If the holder is a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wishes to tender, such holder should promptly instruct the registered holder to tender on its behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account.
Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the Old Notes surrendered for exchange are tendered:
•	by a registered holder of the Old Notes that has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or
•	for the account of an eligible institution.
If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an eligible institution. An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.
Carrier will reasonably determine all questions as to the validity, form and eligibility of Old Notes tendered for exchange and all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.
Carrier reserves the right to reject any particular Old Note not validly tendered, or any acceptance that might, in our judgment, be unlawful. Carrier also reserves the right to waive any defects or irregularities with respect to the form of, or procedures applicable to, the tender of any particular Old Note before the expiration date. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured before the expiration date of the applicable exchange offer. Neither Carrier, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of the Old Notes. Neither Carrier, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.
If the letter of transmittal is executed by a person other than the registered holder of Old Notes, the letter of transmittal must be accompanied by the Old Notes endorsed by the registered holder or written instrument of transfer or exchange in satisfactory form, duly executed by the registered holder, in either case with the signature guaranteed by an eligible institution. In addition, in either case, the original endorsement or the instrument of transfer must be signed exactly as the name of any registered holder appears on the Old Notes.
If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by Carrier, proper evidence satisfactory to us of their authority to so act must be submitted.
All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for exchange and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, and its determination will be final and binding.
By signing or agreeing to be bound by the letter of transmittal, each tendering holder of Old Notes will represent, among other things, that:
•
it is not an affiliate of ours or, if an affiliate of ours, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes;

•	the Exchange Notes will be acquired in the ordinary course of its business;
•
it is not participating, does not intend to participate, and has no arrangement or understanding with anyone to participate, in the distribution (within the meaning of the Securities Act) of the Exchange Notes;

•	it is not a broker-dealer that purchased any of the Old Notes from us or any of our affiliates for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and
•
if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus (or to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes
Upon satisfaction of all of the conditions to the applicable exchange offer, Carrier will accept, promptly after the expiration date, all relevant Old Notes validly tendered. We will issue the Exchange Notes promptly after the expiration of the applicable exchange offer and acceptance of the relevant Old Notes. See “Conditions to the Exchange Offers” above. For purposes of the exchange offers, we will be deemed to have accepted validly tendered Old Notes for exchange when, as and if we have given written notice of such acceptance to the exchange agent.
For each Old Note accepted for exchange, the holder of the Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. The Exchange Notes will accrue interest from the last interest payment date on which interest was paid or duly provided for on the Old Notes surrendered in exchange therefor. The holders of the Old Notes that are accepted for exchange will be deemed to have waived the right to receive payment of accrued interest on those Old Notes from the last interest payment date on which interest was paid or duly provided for on such Old Notes to the date of issuance of the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.
In all cases, issuance of Exchange Notes for Old Notes will be made only after timely receipt by the exchange agent of:
•	a book-entry confirmation of the deposit of the Old Notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or a transmitted agent’s message; and
•	all other required documents.
Unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder of the Old Notes promptly after the expiration of the applicable exchange offer. In the case of Old Notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged Old Notes will be returned or recredited promptly after the expiration of the applicable exchange offer.
Book-Entry Transfer
The exchange agent will make a request to establish an account for the Old Notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems and is tendering Old Notes must make book-entry delivery of the Old Notes by causing DTC to transfer those Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer, including its ATOP procedures. The participant should transmit its acceptance to DTC prior to 5:00 p.m., New York City time, on the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered Old Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer, which confirmation must be received prior to 5:00 p.m., New York City time, on the expiration date. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that Carrier may enforce the letter of transmittal against the participant. Delivery of Exchange Notes issued in the exchange offers may be effected through book-entry transfer at DTC. However, the letter of transmittal (or an agent’s message in lieu thereof), with any required signature guarantees and any other required documents, must be transmitted to, and received by, the exchange agent at the address listed below under “Exchange Agent” (or its account at DTC with respect to an agent’s message) prior to 5:00 p.m., New York City time, on the expiration date.
Withdrawal of Tenders
Except as otherwise provided in this prospectus, holders of Old Notes may withdraw their tenders at any time prior to the expiration of the applicable exchange offers. For a withdrawal to be effective, the exchange agent must receive a written notice (which may be by facsimile transmission or letter) of withdrawal at one of the addresses set forth below under “Exchange Agent,” or the holder must comply with the appropriate procedure of DTC’s ATOP system.
Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes and, if applicable, the CUSIP numbers and total principal amount of such Old Notes) and, where Old Notes have been transmitted via ATOP, specify the name in which such Old Notes were registered if different from that of the withdrawing holder. Any such notice of withdrawal must also be signed by the person having tendered the Old Notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the Old Notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender and, if applicable because the Old Notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited if different than that of the person having tendered the Old Notes to be withdrawn.
If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless such holder is an eligible guarantor institution.
If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. Carrier will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices, and Carrier’s determination shall be final and binding on all parties. Carrier will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offers. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account of DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for Old Notes) promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “Procedures for Tendering the Old Notes” above at any time prior to the expiration time.
Exchange Agent
The Bank of New York Mellon has been appointed as exchange agent for the exchange offers. You should direct questions and requests for assistance or requests for additional copies of this prospectus, or the letter of transmittal, to the exchange agent addressed as follows:
By Facsimile Transmission
(for eligible institutions only):
Attn: Pamela J. Adamo
By Email:
Ct_Reorg_Unit_Inquiries@bnymellon.com
To Confirm by Telephone:
(315) 414-3317
By Overnight Courier, Registered/Certified Mail and by Hand:
The Bank of New York Mellon, as exchange agent
c/o The Bank of New York Mellon Corporation
Corporate Trust Operations—Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, NY 13057
Attn: Pamela J. Adamo
Delivery to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery to the exchange agent.
Fees and Expenses
Carrier will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers. Carrier has agreed to pay all expenses incident to the exchange offers other than underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of Old Notes by a holder and Carrier will indemnify the holders of the Old Notes and the Exchange Notes (including any broker-dealers) against certain liabilities pursuant to the Registration Rights Agreements, including liabilities under the Securities Act. The cash expenses to be incurred in connection with the exchange offers, including out-of-pocket expenses for the exchange agent, will be paid by Carrier. Carrier will not pay for underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of Old Notes by a holder.
Consequences of Failure to Exchange
Holders of Old Notes who do not exchange their Old Notes for Exchange Notes under the exchange offers will remain subject to the restrictions on transfer of such Old Notes as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and otherwise as set forth in the offering circular distributed in connection with the private placement offering of the Old Notes.
Generally, Old Notes of any series not tendered in the exchange offers will not retain any rights under the Registration Rights Agreements (including with respect to increases in annual interest rate described below) after the consummation of the applicable exchange offer. However, in limited circumstances untendered Old Notes may be subject to an increase in annual interest rate for failure to comply with the Registration Rights Agreements.

The Registration Rights Agreements provide, among other things, that (i) if a registration statement covering an offer to exchange all Old Notes is not deemed effective on or prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes, (ii) if an exchange offer for all Old Notes is not consummated prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and, if a shelf registration statement is required, such shelf registration statement is not declared effective on or prior to the later of (x) February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and (y) 60 days after delivery of the applicable shelf request, or (iii) if a shelf registration statement is required pursuant to the Registration Rights Agreements and after being declared effective, such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be useable for resales of Old Notes in accordance with the Registration Rights Agreements, the annual interest rate on the registrable securities will increase initially by 0.25% per annum for the first 90-day period immediately following the occurrence of such registration default. The annual interest rate on the registrable securities will increase by an additional 0.25% per annum for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. If Carrier corrects the registration default, the accrual of such special interest will cease, and the interest rate on the registrable securities will revert to the original level. See “Exchange Offers.”
In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the Registration Rights Agreements related to the Old Notes, Carrier does not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to the exchange offers may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is Carrier’s “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; so long as the holders acquired the Exchange Notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offers. Any holder who tenders in the exchange offers for the purpose of participating in a distribution of the Exchange Notes could not rely on the applicable interpretations of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
Carrier does not currently anticipate that Carrier will register under the Securities Act any Old Notes that remain outstanding after completion of the exchange offers. See “Risk Factors—Risks Related to this Exchange—You may have difficulty selling the Old Notes that you do not exchange.”
Accounting Treatment
Carrier will record the Exchange Notes in Carrier’s accounting records at the same carrying value as the Old Notes, as reflected in Carrier’s accounting records on the date of exchange. Accordingly, Carrier will not recognize any gain or loss for accounting purposes in connection with the exchange offers. The expenses of the exchange offers and the remaining unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the Exchange Notes.
Additional Obligations
In the Registration Rights Agreements, Carrier agreed that under certain circumstances that it would file a shelf registration statement with the SEC covering resales of Old Notes by holders thereof if:
•	Carrier determines that the exchange offers are not available under applicable law or if applicable interpretations of the staff of the SEC do not permit Carrier to effect the exchange offer;
•
for any reason, Carrier does not consummate the exchange offers by February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes; or

•
in certain limited circumstances, Carrier receives a written request from any initial purchaser representing that it holds Old Notes that are or were ineligible to be exchanged in any such exchange offers, in which event, Carrier shall use its commercially reasonable efforts to cause to become effective a shelf registration statement providing for the sale of all the registrable securities of such series by the holders thereof.

In such an event, we would be under a continuing obligation to use commercially reasonable efforts to keep the shelf registration statement effective and to provide copies of the latest version of the prospectus contained therein to any broker-dealer that requests copies for use in a resale.
Other
Participation in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
Carrier may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Carrier has no present plans to acquire any Old Notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered Old Notes.

DESCRIPTION OF THE EXCHANGE NOTES
The Exchange Notes will be issued under the Indenture, dated February 27, 2020 (the “Base Indenture”), as supplemented by the Supplemental Indenture No. 1, dated February 27, 2020 and the Supplemental Indenture No. 2, dated June 19, 2020 (together, the “Supplemental Indentures” and the Base Indenture as supplemented by the Supplemental Indentures, the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The following summary of certain provisions of the Indenture, the Exchange Notes, and the Registration Rights Agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, the Exchange Notes and the Registration Rights Agreements, including the definitions of certain terms therein and those terms, if any, made part of the Indenture after the date of the original issuance of the Exchange Notes by the Trust Indenture Act of 1939. In this “Description of the Exchange Notes” section, when we refer to the “Company,” “we,” “our,” or “us,” we refer to Carrier Global Corporation and any successor obligor and not to any of its subsidiaries. Capitalized terms used but not otherwise defined in this “Description of the Exchange Notes” section shall have meanings given to such terms under “—Certain Definitions” below.
The terms of the Exchange Notes will be substantially identical in all material respects to the Old Notes, except that the Exchange Notes will not be subject to restrictions on transfer, and the registration rights and additional interest provisions applicable to the Old Notes will not apply to the Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Old Notes.
General
We are offering to exchange $500,000,000 in aggregate principal amount of Old 3-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 3-Year Notes (together with the Old 3-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “3-Year Notes”). The 3-Year Notes mature on February 15, 2023 and bear interest at a rate of 1.923% per annum.
We are offering to exchange $2,000,000,000 in aggregate principal amount of Old 5-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 5-Year Notes (together with the Old 5-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “5-Year Notes”). The 5-Year Notes mature on February 15, 2025 and bear interest at a rate of 2.242% per annum.
We are offering to exchange $1,250,000,000 in aggregate principal amount of Old 7-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 7-Year Notes (together with the Old 7-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “7-Year Notes”). The 7-Year Notes mature on February 15, 2027 and bear interest at a rate of 2.493% per annum.
We are offering to exchange $2,000,000,000 in aggregate principal amount of Old 10-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 10-Year Notes (together with the Old 10-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “10-Year Notes”). The 10-Year Notes mature on February 15, 2030 and bear interest at a rate of 2.722% per annum.
We are offering to exchange $750,000,000 in aggregate principal amount of Old 11-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 11-Year Notes (together with the Old 11-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “11-Year Notes”). The 11-Year Notes mature on February 15, 2031 and bear interest at a rate of 2.700% per annum.
We are offering to exchange $1,500,000,000 in aggregate principal amount of Old 20-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 20-Year Notes (together with the Old 20-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “20-Year Notes”). The 20-Year Notes mature on April 5, 2040 and bear interest at a rate of 3.377% per annum.

We are offering to exchange $2,000,000,000 in aggregate principal amount of Old 30-Year Notes properly tendered and not withdrawn in the exchange offers for a like amount of Exchange 30-Year Notes (together with the Old 30-Year Notes and any additional notes of such series that Carrier may issue from time to time under the Indenture, the “30-Year Notes”). The 30-Year Notes mature on April 5, 2050 and bear interest at a rate of 3.577% per annum.
Each of the Exchange 3-Year Notes, the Exchange 5-Year Notes, the Exchange 7-Year Notes, the Exchange 10-Year Notes, the Exchange 11-Year Notes, the Exchange 20-Year Notes and the Exchange 30-Year Notes constitute separate series under the Indenture. We will issue the Exchange Notes only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The Exchange Notes are not subject to any sinking fund provision.
In each case, the Place of Payment for the Exchange Notes and the place where notices and demand to or upon the Company in respect of the Exchange Notes and the Indenture may be served shall be the principal corporate trust office of the Trustee or the paying agent’s office maintained for that purpose in the Borough of Manhattan, City of New York. All notices and communications to be given to the holders and all payments to be made to holders under the Exchange Notes shall be given or made only to the registered holders (which shall be DTC or its nominee in the case of the global notes (as defined in “Book-Entry Settlement and Clearance”)). The Company shall execute and the Trustee shall, in accordance with the Indenture authenticate and deliver initially one or more global notes that (a) shall be registered in the name of DTC and (b) shall be delivered by the Trustee to DTC or pursuant to DTC’s instructions or held by the Trustee as custodian for DTC. Members of, or participants in, DTC (“Agent Members”) shall have no rights under the Indenture with respect to any global note held on their behalf by DTC or by the Trustee as the custodian of DTC or under such global note, and the Company, the Trustee and any agent of the Company or the Trustee shall be entitled to treat DTC as the absolute owner of such global note for all purposes whatsoever. Notwithstanding the foregoing, nothing in the Indenture shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and its Agent Members, the operation of customary practices of DTC governing the exercise of the rights of a holder of a beneficial interest in any global note.
Interest
The holders of the Old Notes that are accepted for exchange will be deemed to have waived the right to receive payment of accrued interest on those Old Notes from the last interest payment date on which interest was paid or duly provided for on such Old Notes to the date of issuance of the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. Interest is payable on the Exchange Notes beginning with the first interest payment date following the consummation of the exchange offers.
Interest will be payable on the Exchange Notes semi-annually in arrears on the dates set forth in this paragraph and on the Maturity of such series, to the persons in whose names such Exchange Notes are registered on the relevant Record Date; provided that interest payable at the relevant Maturity will be payable to the persons to whom the principal of such Exchange Notes is payable. The Exchange Notes will accrue interest from the last interest payment date on which interest was paid or duly provided for on the Old Notes surrendered in exchange therefor. Interest on the Exchange 3-Year Notes, the Exchange 5-Year Notes, the Exchange 7-Year Notes, the Exchange 10-Year Notes and the Exchange 11-Year Notes will be payable on February 15 and August 15 of each year. Interest on the Exchange 20-Year Notes and the Exchange 30 Year Notes will be payable on April 5 and October 5 of each year. If the date on which a payment of interest or principal on the Exchange Notes is scheduled to be paid is not a Business Day (as defined in this “Description of the Exchange Notes”), then the interest or principal payable on that date will be paid on the next succeeding Business Day, and no further interest will accrue as a result of such delay. Interest with respect to the Exchange Notes will accrue on the basis of a 360-day year consisting of 12 30-day months.
No Guarantees
The Exchange Notes will not be guaranteed. The guarantee by UTC of the Old Notes (other than the Old 11-Year Notes) terminated upon the separation and distribution. Raytheon Technologies Corporation no longer has any obligation with respect to the Old Notes, and will not have any obligation with respect to the Exchange Notes.
Ranking
The Exchange Notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, liabilities and other obligations and senior in right of payment to all of our future indebtedness that is subordinated to the Exchange Notes. The Exchange Notes will be effectively subordinated in right of payment to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, and will be structurally subordinated in right of payment to any existing and future indebtedness, liabilities and other obligations of our subsidiaries.
Optional Redemption
At any time, and from time to time, prior to the Par Call Date in respect of a series of Exchange Notes we may redeem Exchange Notes of such series, in whole or in part, at a redemption price equal to the greater of:
•	100% of the principal amount of the Exchange Notes to be redeemed, and
•
the sum of the Remaining Scheduled Payments of the Exchange Notes to be redeemed from the redemption date to the Par Call Date of such series of Exchange Notes discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of 12 30-day months) at the applicable Treasury Rate plus the number of basis points set forth below under the heading “Make-Whole Basis Points” across from the name of such series of Exchange Notes, plus, in each case, accrued and unpaid interest, if any, on the principal amount of the Exchange Notes being redeemed to, but excluding, the redemption date.
Series of Notes	Make-Whole Basis Points
Exchange 3-Year Notes	+7.5 basis points
Exchange 5-Year Notes	+12.5 basis points
Exchange 7-Year Notes	+15 basis points
Exchange 10-Year Notes	+20 basis points
Exchange 11-Year Notes	+30 basis points
Exchange 20-Year Notes	+20 basis points
Exchange 30-Year Notes	+25 basis points
At any time on or after the Par Call Date in respect of a series of Exchange Notes, we may redeem the Exchange Notes of such series, in whole or in part, at a redemption price equal to 100% of the principal amount of the Exchange Notes being redeemed, plus accrued and unpaid interest, if any, on the principal amount of the Exchange Notes being redeemed to, but excluding, the redemption date (such redemption, a “Par Call”).
For purposes of this “Description of the Exchange Notes”, “Par Call Date” in respect of a series of Exchange Notes shall mean the date set forth under the heading “Par Call Date” below across from the name of such series of Exchange Notes.
Series of Notes	Par Call Date
Exchange 3-Year Notes	January 15, 2023 (one month prior to the stated maturity of such Notes)
Exchange 5-Year Notes	January 15, 2025 (one month prior to the stated maturity of such Notes)
Exchange 7-Year Notes	December 15, 2026 (two months prior to the stated maturity of such Notes)
Exchange 10-Year Notes	November 15, 2029 (three months prior to the stated maturity of such Notes)
Exchange 11-Year Notes	November 15, 2030 (three months prior to the stated maturity of such Notes)
Exchange 20-Year Notes	October 5, 2039 (six months prior to the stated maturity of such Notes)
Exchange 30-Year Notes	October 5, 2049 (six months prior to the stated maturity of such Notes)
Notice of redemption shall be mailed or otherwise delivered in accordance with the applicable procedures of DTC not less than 10 days nor more than 60 days prior to the redemption date to each holder of the Exchange Notes to be redeemed.

If the redemption date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Exchange Note is registered at the close of business on such Record Date, and no additional interest will be payable to holders whose Exchange Notes are subject to redemption by the Company.
Any notice of redemption of any series of Exchange Notes may, at the Company’s discretion, be subject to one or more conditions precedent with respect to completion of a corporate transaction (including, but not limited to, any merger, acquisition, disposition, asset sale or corporate restructuring or reorganization) or financing (including, but not limited to, any incurrence of indebtedness (or entering into a commitment with respect thereto), sale and leaseback transaction, issuance of securities, equity offering or contribution, liability management transaction or other capital raise) and may be given prior to the completion thereof. If a redemption is subject to satisfaction of one or more conditions precedent, the notice shall describe each condition, and the notice may be rescinded in the event that any or all of the conditions shall not have been satisfied by the redemption date. Any notice of redemption may provide that payment of the redemption price and the Company’s obligations with respect to the redemption may be performed by another person.
Unless we default in payment of the redemption price, interest will cease to accrue on the Exchange Notes or portion of the Exchange Notes called for redemption on and after the redemption date.
We may at any time and from time to time purchase Exchange Notes in the open market, by tender offer, through privately negotiated transactions or otherwise.
Offer to Purchase Upon Change of Control Triggering Event
Upon the occurrence of a Change of Control Triggering Event with respect to a series of Exchange Notes, unless we have exercised our right to redeem the Exchange Notes of such series by giving irrevocable notice on or prior to the 30th day after the Change of Control Triggering Event in accordance with the Indenture, each holder of the Exchange Notes of such series will have the right to require us to purchase all or a portion of such holder’s Exchange Notes of such series pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to, but excluding, the Change of Control Payment Date (as defined below) (the “Change of Control Payment”). If the Change of Control Payment Date is (a) on a day that is not a Business Day, the related payment of the Change of Control Payment will be made on the next Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next Business Day and/or (b) on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Exchange Note is registered at the close of business on such Record Date, and no additional interest will be payable to holders whose Exchange Notes are subject to purchase by the Company.
Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to mail or otherwise deliver in accordance with the applicable procedures of DTC a notice to each holder of Exchange Notes of the applicable series, which notice will govern the terms of the Change of Control Offer. Such notice will state the purchase date, which must be no earlier than 15 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC (or, in the case of a notice mailed or otherwise delivered in accordance with the applicable procedures of DTC prior to the date of consummation of a Change of Control, no earlier than 15 days nor later than 60 days from the date of the Change of Control Triggering Event), other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed or otherwise delivered in accordance with the applicable procedures of DTC prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:
•	accept or cause a third party to accept for payment all the Exchange Notes of the applicable series properly tendered pursuant to the Change of Control Offer;
•
deposit or cause a third party to deposit with the applicable paying agent an amount equal to the Change of Control Payment in respect of all the Exchange Notes of the applicable series properly tendered; and

•
deliver or cause to be delivered to the Trustee the Exchange Notes of the applicable series properly accepted together with an officer’s certificate stating the aggregate principal amount of the Exchange Notes of each series being purchased.

We will not be required to make a Change of Control Offer with respect to the Exchange Notes of the applicable series if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third-party purchases all the Exchange Notes of the applicable series properly tendered and not withdrawn under its offer. In addition, we will not purchase any Exchange Notes of the applicable series if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than an Event of Default in the payment of the Change of Control Payment on the Change of Control Payment Date.
In connection with any Change of Control Offer for any series of Exchange Notes, if holders of not less than 90% in aggregate principal amount of the outstanding Exchange Notes of such series validly tender and do not withdraw such Exchange Notes in the Change of Control Offer and the Company, or any third party making the Change of Control Offer in lieu of the Company as described above, purchases all of those Exchange Notes validly tendered and not withdrawn by the holders, the Company or such third party will have the right, upon not less than 15 but not more than 60 days’ notice mailed or otherwise delivered in accordance with the applicable procedures of DTC by the Company to each holder of such Exchange Notes (provided that the notice is given not more than 30 days following the purchase date in respect of such Change of Control Offer), to redeem all the Exchange Notes of such series that remain outstanding following such purchase at a price in cash equal to 101% of the outstanding principal amount of the Exchange Notes plus accrued and unpaid interest, if any, to, but excluding, the applicable purchase date (it being agreed that if the purchase date is (a) on a day that is not a Business Day, the related payment will be made on the next Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next Business Day and/or (b) on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Exchange Note is registered at the close of business on such Record Date, and no additional interest will be payable to holders whose Exchange Notes are subject to purchase by the Company).
We must comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the purchase of the Exchange Notes of the applicable series as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Exchange Notes of the applicable series, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Indenture with respect to the Exchange Notes of such series by virtue of any such conflict.
The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to purchase the Exchange Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries taken as a whole to another “person” (as that term is used in Section 13(d)(3) of the Exchange Act, as amended) may be uncertain.
Additional Notes
We may from time to time, without notice to or the consent of the holders of any series of Exchange Notes, create and issue further notes of any such series ranking equally with the Exchange Notes of such series (and being treated as a single series with the Exchange Notes of such series already outstanding) in all respects and having the same terms as the Exchange Notes of such series already outstanding except for issue date, issue price and, under some circumstances, the first Interest Payment Date thereof. If any additional notes are not fungible with the initial Exchange Notes of such series for U.S. federal income tax purposes, then those additional notes will have a separate CUSIP number. The Exchange Notes of each series and any additional notes of such series, together with any Exchange Notes issued with respect to such series in accordance with the Registration Rights Agreements, will be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments and redemptions.
Limitation upon Liens
The Company will not itself, and will not permit any Wholly-Owned Domestic Manufacturing Subsidiary to, create, incur, issue or assume any Debt secured by a Lien on any Principal Property owned by the Company or any Wholly-Owned Domestic Manufacturing Subsidiary, and the Company will not itself, and will not permit any subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any equity interests or Debt of any Wholly-Owned Domestic Manufacturing Subsidiary, without in any such case effectively providing that, the Exchange Notes (together with, if the Company shall so determine, any other Debt of the Company then existing or thereafter created which is not subordinate in right of payment to the Exchange Notes) will be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt shall be so secured, unless, after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding plus Attributable Debt of the Company and its Wholly-Owned Domestic Manufacturing Subsidiaries in respect of sale and leaseback transactions involving Principal Properties entered into after the date of the Exchange Notes of the applicable series are first issued (other than such sale and leaseback transactions as are permitted by the Indenture) would not exceed an amount equal to 10% of Consolidated Net Total Assets of the Company; provided that nothing contained in this covenant will prevent, restrict or apply to, and there will be excluded from secured Debt in any computation under this covenant, Debt secured by:
(a)
Liens on any property or assets of the Company or any subsidiary (including equity interests or Debt owned by the Company or any subsidiary) existing as of the date of the Exchange Notes of the applicable series are first issued;

(b)
Liens on any property or assets of, or on any equity interests or Debt of, any person existing at the time such person becomes a Wholly-Owned Domestic Manufacturing Subsidiary, or arising thereafter (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such person’s becoming a Wholly-Owned Domestic Manufacturing Subsidiary;

(c)
Liens on any property or assets or equity interests or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or equity interests or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof (provided that such Liens are limited to such equity interests or Debt or such other property or assets, improvements thereon and the land upon which such property, assets and improvements are located and any other property or assets not then constituting a Principal Property);

(d)
Liens on any property or assets to secure all or any part of the cost of development, operation, construction, alteration, repair or improvement of all or any part of such property or assets, or to secure Debt incurred prior to, at the time of or within 120 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost (provided that such Liens are limited to such property or assets, improvements thereon and the land upon which such property, assets and improvements are located and any other property or assets not then constituting a Principal Property);

(e)	Liens which secure Debt owing by a subsidiary to the Company or to a Wholly-Owned Domestic Manufacturing Subsidiary;
(f)	Liens arising from the assignment of moneys due and to become due under contracts between the Company or any subsidiary and the United States of America, any State, Commonwealth, Territory or

possession thereof or any agency, department, instrumentality or political subdivision of any thereof; or Liens in favor of the United States of America, any State, Commonwealth, Territory or possession thereof or any agency, department, instrumentality or political subdivision of any thereof, pursuant to the provisions of any contract not directly or indirectly in connection with securing Debt;
(g)
any materialmen’s, carriers’, mechanics’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations which are not overdue or which are being contested in good faith by appropriate proceedings; any deposit or pledge as security for the performance of any bid, tender, contract, lease, or undertaking not directly or indirectly in connection with the securing of Debt; any deposit or pledge with any governmental agency required or permitted to qualify the Company or any subsidiary to conduct business, to maintain self-insurance or to obtain the benefits of any law pertaining to workmen’s compensation, unemployment insurance, old age pensions, social security or similar matters, or to obtain any stay or discharge in any legal or administrative proceedings; deposits or pledges to obtain the release of mechanics’, workmen’s, repairmen’s, materialmen’s or warehousemen’s Liens or the release of property in the possession of a common carrier; any security interest created in connection with the sale, discount or guarantee of notes, chattel mortgages, leases, accounts receivable, trade acceptances or other paper, or contingent repurchase obligations, arising out of sales of merchandise in the ordinary course of business; Liens for Taxes levied or imposed upon the Company or any Wholly-Owned Domestic Manufacturing Subsidiary or upon the income, profits or property of the Company or any Wholly-Owned Domestic Manufacturing Subsidiary or Liens on any Principal Property of the Company or any Wholly-Owned Domestic Manufacturing Subsidiary arising from claims from labor, materials or supplies; provided that either such tax is not overdue or that the amount, applicability or validity of such tax or claim is being contested in good faith by appropriate proceedings; or other deposits or pledges similar to those referred to in this subdivision (g);

(h)
Liens arising by reason of any judgment, decree or order of any court, so long as any appropriate legal proceedings which may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired; any deposit or pledge with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal from any judgment or decree against the Company or any subsidiary, or in connection with other proceedings or actions at law or in equity by or against the Company or any subsidiary; and

(i)
any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in subdivisions (a) through (h) above or the Debt secured thereby; provided that (i) such extension, renewal, substitution or replacement Lien shall be limited to all or any part of the same property or assets or equity interests or Debt that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property, and plus any other property or assets not then constituting a Principal Property) and (ii) in the case of subdivisions (a) through (c) above, the Debt secured by such Lien at such time is not increased.

For the purposes of this covenant and the covenant described under the caption “Limitations upon Sales and Leasebacks,” the giving of a guarantee which is secured by a Lien on a Principal Property, and the creation of a Lien on a Principal Property or equity interests or Debt to secure Debt which existed prior to the creation of such Lien, will be deemed to involve the creation of Debt in an amount equal to the principal amount guaranteed or secured by the Lien; however, the amount of Debt secured by Liens on Principal Properties and equity interests and Debt will be computed without cumulating the underlying indebtedness with any guarantee thereof or Lien securing the same.
For purposes of this covenant and the covenant described under the caption “Limitations upon Sales and Leasebacks,” the following will not be deemed to be Liens securing Debt, and, accordingly, nothing contained in this covenant and the covenant described under the caption “Limitations upon Sales and Leasebacks” will prevent, restrict or apply to: (a) any acquisition by the Company or any Wholly-Owned Domestic Manufacturing Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in oil, gas and/or any other mineral and/or the process thereof, (b) any conveyance or assignment under the terms of which the Company or any Wholly-Owned Domestic Manufacturing Subsidiary conveys or assigns to any person or persons an interest in oil, gas and/or any other mineral and/or the proceeds thereof, or (c) any Lien upon any property or assets owned or leased by the Company or any Wholly-Owned Domestic Manufacturing Subsidiary or in which the Company or any Wholly-Owned Domestic Manufacturing Subsidiary owns an interest to secure to the person or persons paying the expenses of developing and/or conducting operations for the recovery, storage, transportation and/or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of the Company’s or the Wholly-Owned Domestic Manufacturing Subsidiary’s proportionate part of such development and/or operating expense.
Limitations upon Sales and Leasebacks
The Company will not itself, and will not permit any Wholly-Owned Domestic Manufacturing Subsidiary to, enter into any arrangement on or after the date the Exchange Notes of the applicable series are first issued with any bank, insurance company or other lender or investor (other than the Company or another Wholly-Owned Domestic Manufacturing Subsidiary) providing for the leasing by the Company or any Wholly-Owned Domestic Manufacturing Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued), which was or is owned by the Company or a Wholly-Owned Domestic Manufacturing Subsidiary and which has been or is to be sold or transferred, more than 365 days after the completion of construction and commencement of full operation thereof by the Company or such Wholly-Owned Domestic Manufacturing Subsidiary, to such bank, insurance company, lender or investor or to any person to whom funds have been or are to be advanced by such bank, insurance company, lender or investor on the security of such Principal Property (herein referred to as a “sale and leaseback transaction”) unless, either:
(a)
the Attributable Debt of the Company and its Wholly-Owned Domestic Manufacturing Subsidiaries in respect of such sale and leaseback transaction and all other sale and leaseback transactions entered into after the date the Exchange Notes of the applicable series are first issued (other than such sale and leaseback transactions as are permitted by the provisions described in the following paragraph), plus the aggregate principal amount of Debt secured by Liens on Principal Properties then outstanding (excluding any such Debt secured by Liens covered by the provisions described in subdivisions (a) through (i) of the first paragraph of the covenant described under the caption “Limitation upon Liens”) without equally and ratably securing the Exchange Notes, would not exceed 10% of Consolidated Net Total Assets, or

(b)
the Company, within 365 days after the sale or transfer, applies or causes a Wholly-Owned Domestic Manufacturing Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such sale and leaseback transaction (in either case as determined by any two of the following: the Chairman, Chief Executive Officer, Chief Financial Officer, the President, any Vice President, the Treasurer and the Controller of the Company) to the retirement of Notes of any series outstanding under the Indenture or other indebtedness of the Company (other than indebtedness subordinated in right of payment to the Exchange Notes) or indebtedness of a Wholly-Owned Domestic Manufacturing Subsidiary, for money borrowed, having a stated maturity more than 12 months from the date of such application or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application (and, unless otherwise expressly provided with respect to any one or more series of Notes outstanding under the Indenture, any redemption of securities pursuant to this provision shall not be deemed to constitute a refunding operation or anticipated refunding operation for the purposes of any provision limiting the Company’s right to redeem securities of any one or more such series when such redemption involves a refunding operation or anticipated refunding operation); provided that the amount to be so applied will be reduced by (i) the principal amount of securities outstanding under the Indenture delivered within 120 days after such sale or transfer to the Trustee for retirement and cancellation, and (ii) the principal amount of any such indebtedness of the Company or a Wholly-Owned Domestic Manufacturing Subsidiary, other than such securities, voluntarily retired by the Company or a Wholly-Owned Domestic Manufacturing Subsidiary within 120 days after such sale or transfer. Notwithstanding the foregoing, no retirement referred to in this subdivision (b) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Notwithstanding the foregoing, where the Company or any Wholly-Owned Domestic Manufacturing Subsidiary is the lessee in any sale and leaseback transaction, Attributable Debt will not include any Debt resulting from the guarantee by the Company or any other Wholly-Owned Domestic Manufacturing Subsidiary of the lessee’s obligation thereunder.
Existence
Subject to the covenant described under the caption “Consolidation, Merger and Sale of Assets,” the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence.
Reports by the Company
The Company shall file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. The Company will be deemed to have complied with the obligations described in the immediately previous sentence to the extent that the information, documents and reports are filed with the Commission via EDGAR (or any successor electronic delivery procedure) and posted on the Company’s website or otherwise publicly available.
Delivery of the reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on officer’s certificates).
During any time period in which the Trust Indenture Act does not apply to the Indenture or the Notes of any series, for so long as any such securities remain outstanding, the Company will furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Consolidation, Merger and Sale of Assets
The Company will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to any person, unless:
(a)
the person formed by the consolidation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed;

(b)
immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(c)
the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the covenant described in this section.

This covenant will only apply to a merger or consolidation in which the Company is not the surviving person and to conveyances, leases and transfers by the Company as transferor or lessor.
Upon any consolidation by the Company with or merger by the Company into any other person or any conveyance, transfer or lease of all or substantially all of the properties and assets of the Company in accordance with the covenant described in this section, the successor person formed by the consolidation or into which the Company is merged or to which the conveyance, transfer or lease is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the successor person had been named as the Company in the Indenture. In the event of any such conveyance or transfer, the Company, except in the case of a lease, will be discharged of all obligations and covenants under the Indenture and the Notes. In case of any such consolidation, merger, conveyance, transfer or lease, certain changes in phraseology and form may be made in the Notes thereafter to be issued as may be appropriate.
Events of Default
When we use the term “Event of Default” with respect to Notes of any series (including the Exchange Notes) we mean:
(a)	default in the payment of any interest upon any Note of that series when it becomes due and payable, and continuance of the default for a period of 30 days;
(b)	default in the payment of the principal of (or premium, if any, on) any Note of that series at its Maturity;
(c)
default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this section specifically dealt with or which has been expressly included in the Indenture for the benefit of one or more series of Notes other than that series), and continuance of that default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of all affected Notes of any series issued under the Indenture then outstanding (taking such action as one class) (including any affected series of Exchange Notes) a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a “Notice of Default” under the Indenture;

(d)
the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state bankruptcy, insolvency, reorganization or similar law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of all or substantially all of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(e)
the institution by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or all or substantially all of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

An Event of Default with respect to the Notes of a particular series may not constitute an Event of Default with respect to the Notes of any other series.
If an Event of Default described above in clause (a) or (b) of the definition of “Event of Default” occurs with respect to the Notes of any series at the time outstanding and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Notes of that series may declare the principal amount of all of the Notes of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders), and upon such declaration the principal amount of all of the Notes of that series will become immediately due and payable.
If an Event of Default described above in clause (c) of the definition of “Event of Default” occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all affected Notes of any series issued under the Indenture then outstanding (taking such action as one class) (including any affected series of the Exchange Notes) may declare the principal amount of all affected outstanding Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders), and upon any such declaration the principal amount of all affected outstanding Notes will become immediately due and payable.

If an Event of Default described in clause (d) or (e) of the definition of “Event of Default” occurs with respect to the Notes of any series (including any series of the Exchange Notes) at the time outstanding occurs, then the principal amount and any accrued interest upon all the Notes of that series will automatically, and without any declaration or other action on the part of the Trustee or any holder, become immediately due and payable.
Under certain circumstances the holders of a majority in aggregate principal amount of outstanding Notes of a series (or of more than one series of affected Notes (acting as one class) (including any series of Exchange Notes, if affected), as the case may be), by written notice to the Company and the Trustee, may rescind and annul an acceleration and its consequences.
The Company covenants that if (a) default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or (b) default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest and, to the extent that payment of such interest is legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as is sufficient to cover the reasonable costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.
If an Event of Default with respect to the Notes of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Notes of that series (or of all series, as the case may be) by appropriate judicial proceedings as the Trustee deems most effectual to protect and enforce those rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted therein, or to enforce any other proper remedy.
The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Notes of the relevant series before proceeding to exercise any right or power under the Indenture at the request of the holders. Subject to provisions in the Indenture for the indemnification of the Trustee and certain other limitations, (a) the holders of not less than a majority in principal amount of the outstanding Notes of the relevant series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, relating to or arising under clause (a) or (b) of the definition of “Event of Default” and (b) with respect to all Notes, the holders of not less than a majority in principal amount of all affected Notes of any series issued under the Indenture (including any affected series of the Notes) outstanding (taking such action as one class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, not relating to or arising under clause (a) or (b) of the definition of “Event of Default.”
The Indenture provides that the Trustee may withhold notice to the holders of the Exchange Notes of any default (except in payment of principal (or premium, if any) or interest, if any) if the Trustee considers it in the interest of the holders of the Exchange Notes to do so.
The Indenture provides that no holder of any Exchange Notes of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, for the appointment of a receiver or trustee or for any other remedy hereunder, unless:
(a)	the holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Exchange Notes of that series;
(b)	the holders of not less than 25% in principal amount of the outstanding Exchange Notes of that series in the case of any Event of Default described in clause (a) or (b) of the definition of “Event of

Default,” or, in the case of any Event of Default not described in clause (a) or (b) of the definition of “Event of Default,” the holders of not less than 25% in principal amount of all affected Notes of any series issued under the Indenture (including any affected series of the Exchange Notes) outstanding (making such request as one class), will have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture;
(c)	the holder or holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;
(d)	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
(e)
no direction inconsistent with the written request has been given to the Trustee during the 60-day period by the holders of not less than a majority in principal amount of the outstanding Exchange Notes of that series in the case of any Event of Default described in clause (a) or (b) of the definition of “Event of Default,” or, in the case of any Event of Default not described in clause (a) or (b) of the definition of “Event of Default,” by the holders of not less than a majority in principal amount of all affected Notes of any series issued under the Indenture (including any affected series of the Exchange Notes) outstanding (making the direction as one class);

it being understood and intended that no one or more of such holders will have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other holders of Exchange Notes of the same series, in the case of any Event of Default described in clause (a) or (b) of the definition of “Event of Default,” or of holders of all affected Notes of any series issued under the Indenture (including any affected series of the Exchange Notes) in the case of any Event of Default not described in clause (a) or (b) of the definition of “Event of Default,” or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the Indenture, except in the manner therein provided and for the equal and ratable benefit of all holders of the Exchange Notes of the same series, in the case of any Event of Default described in clause (a) or (b) of the definition of “Event of Default,” or of holders of all affected Notes of any series issued under the Indenture (including any affected series of the Exchange Notes) in the case of any Event of Default not described in clause (a) or (b) of the definition of “Event of Default.”
The Indenture contains a covenant under which we are required to furnish to the Trustee an annual statement as to the compliance with all conditions and covenants of the Indenture.
Modification and Waiver
The Indenture provides that, without the consent of the holders of any Notes (including each series of Exchange Notes), we, together with the Trustee, at any time and from time to time, may enter into one or more supplemental indentures or other instruments, in form reasonably satisfactory to the Trustee, for any of the following purposes:
(a)
to evidence the succession of another person to the Company and provide for the assumption by a successor person of the Company’s obligations under the Indenture and the Notes, in each case in compliance with the provisions thereof;

(b)	to add to the covenants of the Company or to surrender any right or power conferred upon the Company in the Indenture;
(c)	to add any additional Events of Default;
(d)
to add to, change or eliminate any of the provisions of the Indenture; provided that any such addition, change or elimination shall (i) neither (A) apply to any Notes of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Note with respect to such provision or (ii) become effective only when there are no Notes of any series outstanding;

(e)	to secure the Notes pursuant to the requirements of the covenant described under the caption “Limitation upon Liens” or otherwise;
(f)	to establish the form or terms of the Notes of any series as permitted under the Indenture;

(g)
to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Notes of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee, pursuant to the requirements of the Indenture;

(h)
to cure any ambiguity, to correct or supplement any provision under the Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Indenture; provided such action will not adversely affect the interests of the holders of the Notes of any particular series in any material respect;

(i)
to supplement any of the provisions of the Indenture to the extent as necessary to permit or facilitate the defeasance and/or discharge of any series of Notes pursuant to the Indenture; provided that any such action does not adversely affect the interests of the holders of the Notes of that series or any other series of Notes in any material respect;

(j)	to provide for the guarantee by any person of any series of previously issued and outstanding Notes;
(k)
to add to the Indenture such provisions as may be expressly permitted by the Trust Indenture Act, excluding, however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act as in effect at the date as of which the Indenture is executed or any corresponding provision in any similar federal statute thereafter enacted;

(l)	to conform to any mandatory provisions of law and in particular to comply with the requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act;
(m)	to conform the terms of the Indenture and the Notes to any provision or other description of the Notes, as the case may be, contained in an offering document related thereto;
(n)	to provide for the issuance of any additional securities under the Indenture;
(o)	to comply with the rules of any applicable securities depositary; or
(p)	to make any change in any series of Notes or to add to the Indenture such provisions that do not adversely affect in any material respect the interests of the holders of such Notes.
Other amendments and modifications of the Indenture may be made with the consent of the holders of not less than a majority in principal amount of outstanding securities of all series issued under the Indenture affected by the amendment or modification (voting as one class) (including any affected series of the Exchange Notes); provided, no modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:
(a)
change the stated maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to the Indenture or the amount thereof provable in bankruptcy pursuant to the Indenture, or change any Place of Payment where, or the coin, currency, currencies, currency units or composite currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date, as the case may be);

(b)
reduce the percentage in principal amount of the outstanding Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; or

(c)
modify (i) the requirements of the section of the Indenture described in this paragraph, (ii) provisions with respect to waiving compliance with specified provisions of the Indenture or (iii) provisions with respect to waiving specified defaults, except to increase any applicable percentage or to provide that other specified provisions of this Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby; provided that the provisions described in this clause will not be deemed to require the consent of any holder with respect to changes in the references to

“the Trustee” and concomitant changes in the foregoing requirements and provisions with respect to waiving compliance with certain provisions of the Indenture, or the deletion of the provision described in this proviso, in accordance with the requirements of the Indenture.
A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the holders of Notes of such series with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the holders of Notes of any other series.
It will not be necessary for any act of holders described in the foregoing provisions to approve the particular form of any proposed supplemental indenture, but it will be sufficient if the act approves the substance thereof.
Satisfaction and Discharge
The Indenture will upon Company request cease to be of further effect with respect to any series of Notes (except as to any surviving rights of registration of transfer or exchange of Notes of such series as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture as to the applicable series when:
(a)	either:
(i)
all Notes of the applicable series theretofore authenticated and delivered (other than Notes that have been mutilated, destroyed, lost or stolen and that have been replaced or paid as provided in the Indenture and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been cancelled or delivered to the Trustee for cancellation; or

(ii)	all Notes of the applicable series not theretofore cancelled or delivered to the Trustee for cancellation:
(1)	have become due and payable, or
(2)	will become due and payable at their stated maturity within one year, or
(3)	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (ii)(1), (ii)(2) or (ii)(3) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose (A) an amount of cash (in the currency, currencies or currency units in which the applicable Notes are then specified as payable at stated maturity), or (B) Government Obligations applicable to the applicable Notes (determined on the basis of the currency, currencies or currency units in which the applicable Notes are then specified as payable at stated maturity), which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount, or (C) a combination thereof, sufficient, in the case of (B) and (C) in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the entire indebtedness on such Notes not theretofore cancelled or delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to, but excluding, the date of the deposit (in the case of Notes that have become due and payable) or to, but excluding, the stated maturity or redemption date, as the case may be; provided that if on the date of the deposit, the interest payable to, but excluding, or any premium payable on, the stated maturity or redemption date cannot be calculated, the amount deposited shall be sufficient to the extent that an amount is deposited with the Trustee equal to the interest payable to, but excluding, or the premium payable on, the stated maturity or the redemption date calculated as of the date of the deposit, with any deficit on the stated maturity or redemption date, as applicable (any such amount, the “Applicable Deficit”), only required to be deposited with the Trustee on or prior to the stated maturity or redemption date, as applicable; provided, further, any Applicable Deficit shall be set forth in an officer’s certificate delivered to the Trustee simultaneously with the deposit of the Applicable Deficit that confirms that the Applicable Deficit shall be applied to the interest or other amounts payable at the stated maturity or on the redemption date, as applicable;

(b)	the Company has paid or caused to be paid all other sums payable under the Indenture by the Company in respect of the applicable series of Notes; and
(c)	the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel (as specified in the Indenture).
Defeasance and Covenant Defeasance
The Indenture provides that, the Company may elect either “defeasance” or “covenant defeasance” of the Notes of or within a series as described below:
(a)
“defeasance” means that the Company may elect to defease and be discharged from any and all obligations with respect to the applicable Notes except for the obligations to register the transfer or exchange of the applicable Notes, to replace temporary or mutilated, destroyed, lost or stolen debt securities and any related coupons, to maintain an office or agency in respect of the applicable Notes and to hold moneys for payment in trust;

(b)
“covenant defeasance” means that the Company may elect to be released from its obligations with respect to the applicable Notes that are described under the captions “Consolidation, Merger and Sale of Assets,” “Existence,” “Limitation upon Liens,” “Limitations upon Sales and Leasebacks,” and any omission to comply with these obligations will not constitute a default or an Event of Default with respect to the applicable Notes.

To elect either defeasance or covenant defeasance under the Indenture, the Company must deposit with the Trustee, as trust funds in trust, (a) an amount of cash (in such currency, currencies or currency units in which the applicable Notes are then specified as payable at stated maturity), (b) Government Obligations applicable to the applicable Notes (determined on the basis of the currency, currencies or currency units in which the applicable Notes are then specified as payable at stated maturity), which through the payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount, or (c) a combination thereof, sufficient, in the case of clauses (b) and (c) in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of (and premium, if any) and interest on the applicable outstanding Notes on their scheduled due dates.
A trust of this kind may only be established if, among other things, the Company has delivered to the applicable trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, an opinion of counsel must refer to and be based upon a ruling of the IRS or a change in applicable federal income tax law occurring after the date of the Indenture.
No Personal Liability of Incorporators, Stockholders, Officers, Directors, Employees or Agents
The Indenture provides that no recourse will be had for the payment of principal, premium, if any, or interest, if any, on any Exchange Note, or for any claim based on or in respect of any Exchange Note or the Indenture or any supplemental indenture, against any incorporator, stockholder, officer, director, employee or agent, as such, past, present or future, of ours or of any successor person thereof under any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise. Each holder, by accepting the Exchange Notes, waives and releases all such liability.
Concerning Our Relationship with the Trustee, Securities Registrar and Paying Agent
The Bank of New York Mellon Trust Company, N.A., will act as Trustee, securities registrar and paying agent under the Indenture. We maintain customary banking relationships in the ordinary course of business with the Trustee and its affiliates.
Governing Law
The Indenture is and the Exchange Notes will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions
For purposes of this “Description of the Exchange Notes,” the following definitions are applicable:
“Attributable Debt” means, as to any particular lease under which any person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate of 15% per annum, compounded monthly. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, as the case may be, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.
“Business Day” when used in respect of any Place of Payment or any other particular location referred to in the Indenture or in the Exchange Notes, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in that Place of Payment or other location are authorized or obligated by law or executive order to close.
“Calculation Date” means, with respect to any redemption date, two Business Days prior to the date of the notice of redemption relating to such redemption date.
“Change of Control” means the occurrence of any of the following after the date of issuance of the Exchange Notes of the applicable series:
(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3)of the Exchange Act) other than to the Company or one of its subsidiaries, and other than any such transaction or series of related transactions in which the holders of the Company’s Voting Stock outstanding immediately prior thereto hold Voting Stock of the transferee person representing a majority of the voting power of the transferee person’s Voting Stock immediately after giving effect thereto;

(2)
the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than the Company or one of its subsidiaries) becomes the “beneficial owner” (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of the Company’s Voting Stock representing a majority of the voting power of the Company’s outstanding Voting Stock;

(3)
the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving person (or its parent) immediately after giving effect to such transaction; or

(4)	the adoption by our shareholders of a plan relating to our liquidation or dissolution.
Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company or other person and (ii) (A) the direct or indirect holders of the Voting Stock of such holding company or other person immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company or other person satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company or other person.
“Change of Control Triggering Event” means, with respect to the applicable series of Exchange Notes, the Exchange Notes of such series cease to be rated Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade or withdrawal). However, a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in, or withdrawal of, rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in, or withdrawal of, rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our request that the reduction or withdrawal was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change of Control Triggering Event). If a Rating Agency is not providing a rating for the Exchange Notes at the commencement of any Trigger Period, the Exchange Notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that Trigger Period.
Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.
“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Exchange Notes to be redeemed (assuming, for this purpose, that such Exchange Notes mature on the Par Call Date applicable thereto) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Exchange Notes to be redeemed (assuming, for this purpose, that such of Exchange Notes mature on the Par Call Date applicable thereto).
“Comparable Treasury Price” means, with respect to any redemption date for any Exchange Notes, the average of all Reference Treasury Dealer Quotations obtained by us.
“Consolidated Net Total Assets” means the total amount of assets of the Company and its consolidated subsidiaries (less applicable reserves and other properly deductible items) after deducting therefrom all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles (which calculation shall give pro forma effect to any Material Acquisition or Material Disposition consummated by the Company or its consolidated subsidiaries since the date of such balance sheet and on or prior to the date of determination, as if such Material Acquisition or Material Disposition had occurred on the date of such consolidated balance sheet).
“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed money.
“DTC” means, for purposes of this “Description of the Exchange Notes,” The Depository Trust Company, its nominees and their respective successors.
“Government Obligations” means securities that are (a) direct obligations of the government that issued the currency in which the Notes of a particular series are payable or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the government or entity that issued the currency in which the Notes of a particular series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of the government payable in such currency and are not callable or redeemable at the option of the issuer thereof and will also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depositary receipt.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us from time to time.
“Industrial Development Bonds” means obligations issued by a State, a Commonwealth, a Territory or a possession of the United States of America, or any political subdivision of any of the foregoing, or the District of Columbia, the interest on which is excludable from gross income of the holders thereof pursuant to the provisions of Section 103(a) of the Code, as amended (or any similar provision), as in effect at the time of the issuance of such obligations.
“Interest Payment Date” when used with respect to any Exchange Notes, means the date specified in such Exchange Notes as the fixed date on which an installment of interest is due and payable.
“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB– or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agency.”
“Lien” means any pledge, mortgage, lien, encumbrance and security interest.
“Material Acquisition” means any acquisition by the Company or any of its subsidiaries of (a) equity interests in any person if, after giving effect thereto, such person will become a subsidiary of the Company or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any person (in the case of clauses (a) and (b), including as a result of a merger or consolidation); provided that, in the case of clauses (a) and (b), the aggregate consideration therefor exceeds $50,000,000.
“Material Disposition” means any sale, transfer or other disposition by the Company or any of its subsidiaries of (a) all or substantially all the issued and outstanding equity interests in any person that are owned by the Company or any of its subsidiaries or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any person; provided that, in the case of clauses (a) and (b), such sale, transfer or other disposition yields net proceeds to the Company or any of its subsidiaries in excess of $50,000,000.
“Maturity” means the date on which the principal (or premium, if any) of such Note or an installment of principal becomes due and payable as provided by the Indenture or the Note, whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise.
“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity of whatever nature.
“Place of Payment” means, when used with respect to the Exchange Notes of or within any series, the place or places where the principal of (and premium, if any) and interest on such Exchange Notes are payable, as contemplated by the Indenture.
“Principal Property” means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, owned by the Company or any Wholly-Owned Domestic

Manufacturing Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Total Assets, other than any such manufacturing plant or warehouse or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (a) which is financed by Industrial Development Bonds or (b) which, in the opinion of the board of directors of the Company (or any duly authorized committee thereof), is not of material importance to the total business conducted by the Company and its subsidiaries, taken as a whole.
“Rating Agency” means each of Moody’s and S&P; provided that if either Moody’s or S&P cease to provide rating services to issuers or investors, the Company may appoint another “nationally recognized statistical rating organization,” as defined under Section 3(a)(62) of the Exchange Act as a replacement agency for such Rating Agency; provided that we shall give notice of such appointment to the Trustee.
“Record Date” means the close of business on the date that is fifteen calendar days prior to the date on which interest is scheduled to be paid, regardless of whether such date is a Business Day; provided that if any of the Exchange Notes are held by a securities depositary in book-entry form, the Record Date for those Exchange Notes will be the close of business on the Business Day immediately preceding the date on which interest is scheduled to be paid.
“Reference Treasury Dealer” means one or more of (a) with respect to the Old Notes other than the Old 11-Year Notes, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC and (b) with respect to the Old 11-Year Notes, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., and, in each case, their respective successors. If any Reference Treasury Dealer ceases to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer for that dealer.
“Reference Treasury Dealer Quotations” means, with respect to one or more Reference Treasury Dealers and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the Calculation Date with respect to the redemption date.
“Remaining Scheduled Payments” means, with respect to each Note being redeemed, the remaining scheduled payments of principal and interest (excluding interest accrued to, but excluding, the redemption date) of such Note that would be due after the related redemption date but for the redemption.
“S&P” means S&P Global Ratings, and its successors.
“Treasury Rate” means, with respect to any redemption date, as of the Calculation Date, (a) the arithmetic average of the yields in the statistical release for the immediately preceding week designated “H.15” or any successor publication which is published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under “U.S. government securities—Treasury constant maturities—nominal,” for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the remaining term of the Exchange Notes to be redeemed (assuming, for this purpose, that such Exchange Notes mature on the Par Call Date applicable thereto), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or (b) if the release referred to in clause (a) (or any successor release) is not published on the Calculation Date or does not contain the yields referred to above, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
“Wholly-Owned Domestic Manufacturing Subsidiary” means any subsidiary of which, at the time of determination, all of the outstanding capital stock (other than directors’ qualifying shares) is owned by the Company directly and/or indirectly and which, at the time of determination, is primarily engaged in manufacturing, except a subsidiary that (a) neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States, (b) is engaged primarily in the finance business, including, without limitation thereto, financing the operations of, or the purchase of products which are products of or incorporate products of, the Company and/or its subsidiaries, or (c) is primarily engaged in ownership and development of real estate, construction of buildings, or related activities, or a combination of the foregoing. In the event that there shall at any time be a question as to whether a subsidiary is primarily engaged in manufacturing or is described in the foregoing clause (a), (b) or (c), such matter shall be determined for all purposes of the Indenture by a board resolution.

BOOK-ENTRY SETTLEMENT AND CLEARANCE
The Global Notes
Like the Old Notes, the Exchange Notes will be issued in the form of registered notes in global form, without interest coupons (the “global notes”).
Upon issuance, each of the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.
Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:
•
upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•
ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.
Book-Entry Procedures for the Global Notes
All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream, as applicable. We have provided the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.
DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York State Banking Law;
•	a member of the U.S. Federal Reserve System;
•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants.
DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:
•	will not be entitled to have the Notes represented by a global note registered in their names;
•	will not receive or be entitled to receive physical, certificated notes; and
•
will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of the Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.
Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depository to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.
Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the Business Day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the Business Day for Euroclear or Clearstream following the DTC settlement date.
DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.
Certificated Notes
Notes of a series in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:
•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes of such series and a successor depositary is not appointed within 90 days;
•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;
•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes of such series; or
•
there shall have occurred and be continuing an Event of Default with respect to Notes of such series and DTC notifies the Trustee of its decision to exchange the global notes of such series for certificated notes of such series.

EXCHANGE OFFERS
Carrier and the initial purchasers entered into Registration Rights Agreements, with respect to the Old Notes other than the Old 11-Year Notes, on February 27, 2020 and, with respect to the Old 11-Year Notes, on June 19, 2020. Pursuant to the Registration Rights Agreements, Carrier agreed, among other things, for the benefit of the holders of the Old Notes to use commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of Old Notes for Exchange Notes with terms substantially identical in all material respects to such series of Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions, and the registration rights and additional interest provisions applicable to the Old Notes will not apply to the Exchange Notes) and (2) cause the registration statement to be declared effective under the Securities Act. After the SEC declares the exchange offer registration statement effective, Carrier will offer the Exchange Notes in return for the Old Notes. Each of the exchange offers will remain open for at least 20 business days (or longer if required by applicable law) after the date Carrier electronically delivers notice of such exchange offers to the holders of the applicable Old Notes. For each Old Note surrendered to Carrier pursuant to an exchange offer, the holder of the Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Old Note surrendered in exchange thereof or, if no interest has been paid on such Old Note, from the date of its original issue.
Under existing SEC interpretations, Exchange Notes acquired in the exchange offers by holders of Old Notes will be freely transferable without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding to participate in the distribution of the Exchange Notes and that it is not an affiliate of Carrier, as such terms are interpreted by the SEC, however, participating broker-dealers receiving Exchange Notes in a registered exchange offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. Under existing SEC interpretations, this prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities.
Generally, Old Notes of any series not tendered in the applicable exchange offer will maintain the same interest and be subject to all the terms and conditions specified in the Indenture, including transfer restrictions, but will not retain any rights under the Registration Rights Agreements (including with respect to increases in annual interest rate described below) after the consummation of the applicable exchange offer.
In the event that Carrier determines that registered exchange offers are not available under applicable law or may not be completed as soon as practicable after the last date for acceptance of Old Notes for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC or, if all of the exchange offers are not for any other reason completed by the later of February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and, in certain limited circumstances, the date on which Carrier receives a written request from any initial purchaser representing that it holds Old Notes that are or were ineligible to be exchanged in a registered exchange offer, Carrier will use its commercially reasonable efforts to file and cause to become effective a shelf registration statement relating to resales of the relevant Old Notes. Carrier will, in the event of such a shelf registration, provide to each participating holder of Old Notes copies of a prospectus (if requested by the participating holder), notify each participating holder of Old Notes when the shelf registration statement has become effective and take certain other actions to permit resales of the Old Notes. A holder of registrable securities (as defined below) that sells Old Notes under the shelf registration statement generally will be required to make certain representations to Carrier, to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreements that are applicable to such a holder of registrable securities (including certain indemnification obligations). Holders of registrable securities will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of notice from Carrier.
If a registration default (as defined below) occurs with respect to a series of registrable securities under the Registration Rights Agreements, then additional interest shall accrue on the principal amount of the Old Notes of a particular series that are registrable securities at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, however, the rate at which such additional interest accrues may in no event exceed 1.00% per annum). The additional interest will cease to accrue when all registration defaults are cured. Notwithstanding the foregoing, if the applicable Exchange Offer with respect to a series of Old Notes is consummated, any holder who was, at the time the Exchange Offer was pending and consummated, eligible to exchange and did not validly tender, or withdrew, its Old Notes for Exchange Notes in the Exchange Offer, will not be entitled to receive any additional interest and, upon consummation of the Exchange Offer, the Old Notes will no longer constitute registrable securities under the Registration Rights Agreements.
A “registration default” occurs if (i) the exchange offer registration statement is not deemed effective on or prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes, (ii) the exchange offers are not consummated prior to February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes and, if a shelf registration statement is required, such shelf registration statement is not declared effective on or prior to the later of February 21, 2021, in the case of the Old Notes other than the Old 11-Year Notes, and June 14, 2021, in the case of the Old 11-Year Notes, and 60 days after the delivery of a request by an initial purchaser for the filing of a shelf registration statement, or (iii) if a shelf registration is required, such shelf registration statement and after being declared effective, such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable for resales of registrable securities (x) on more than two occasions of at least 30 consecutive days during the shelf effectiveness period or (y) at any time in any 12-month period during the required effectiveness period and such failure to remain effective or usable for resales of registrable securities exists for more than 90 days (whether or not consecutive) in any 12-month period.
“registrable securities” initially means the Old Notes; provided that the Old Notes will cease to be registrable securities upon the earliest to occur of the following: (1) when a registration statement with respect to such Old Notes has become effective and such Old Notes have been exchanged or disposed of pursuant to such registration statement, (2) when such Old Notes cease to be outstanding, (3) when such Old Notes have been resold pursuant to Rule 144 (or any successor provision) under the Securities Act (but not Rule 144A) without regard to volume restrictions, provided that we shall have removed or caused to be removed any restrictive legend on the Old Notes, or (4) February 27, 2023 with respect to the Old Notes other than the Old 11-Year Notes and June 19, 2023 with respect to the Old 11-Year Notes.
The Exchange Notes will be issued in the form of global notes registered in the name of DTC or its nominees and each beneficial owner’s interest in it will be transferrable in book-entry form through DTC. See “Book-Entry Settlement and Clearance—The Global Notes.”
This summary of the provisions of the Registration Rights Agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of certain material U.S. federal income tax considerations relating to the exchange of Old Notes for Exchange Notes in the exchange offers. It does not purport to contain a complete analysis of all the potential tax considerations relating to the exchange. This discussion is limited to holders of Old Notes who hold the Old Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the Code, the Treasury Regulations promulgated thereunder, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.
This discussion is for general information purposes only and does not address all of the U.S. federal income tax consequences and considerations that may be relevant to a particular holder in light of such holder’s particular facts and circumstances and does not apply to holders that are subject to special treatment under U.S. federal income tax laws, such as, for example, banks or other financial institutions; insurance companies, regulated investment companies, real estate investment trusts or mutual funds; holders liable for the alternative minimum tax; certain former citizens or former long-term residents of the United States; U.S. holders having a “functional currency” other than the U.S. dollar; tax-exempt organizations; dealers in securities or currencies; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (or investors therein); subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts; traders in securities that elect to use a mark to market method of accounting; “controlled foreign corporations”; “passive foreign investment companies”; or holders that hold Old Notes as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated or risk reduction transaction.
This discussion does not address any tax consequences under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or foreign tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Old Notes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the exchange to them.
This discussion is for general purposes only. All holders are urged to consult with their tax advisors as to the specific tax consequences to them of the exchange of Old Notes for Exchange Notes in light of their particular facts and circumstances, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.
Consequences of Tendering Old Notes
The exchange of Old Notes for Exchange Notes in the exchange offers will not constitute a taxable exchange for U.S. federal income tax purposes. Accordingly, you will not recognize gain or loss upon the exchange of Old Notes for Exchange Notes, your basis in the Exchange Notes will be the same as your basis in the Old Notes surrendered in exchange therefor immediately before the exchange, and your holding period in the Exchange Notes will include your holding period for the Old Notes exchanged.

PLAN OF DISTRIBUTION
Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes that were acquired by such broker-dealer as a result of market-making or other trading activities. Carrier has agreed that, for a period of up to 180 days after the expiration date of the exchange offers, if requested by one or more such broker-dealers, Carrier will amend or supplement this prospectus to expedite or facilitate the disposition of any Exchange Notes by any such broker-dealers.
Carrier will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offers, and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
For a period of 180 days after the expiration time of the exchange offers, Carrier will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Carrier has agreed to pay certain expenses incident to the exchange offers (including the expenses of one counsel for the holders of the Exchange Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities pursuant to the Registration Rights Agreements, including liabilities under the Securities Act.

LEGAL MATTERS
Wachtell, Lipton, Rosen & Katz, New York, New York will pass on certain aspects of the validity of the Exchange Notes offered in these exchange offers.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The combined financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
With respect to the unaudited financial information of Carrier for the three and nine-month periods ended September 30, 2020 and 2019 included in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 29, 2020 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-4 (File No. 333-249789) under the Securities Act that registers the Exchange Notes that will be offered in exchange for the Old Notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the Exchange Notes. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.
We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov.
Carrier also maintains an Internet site at www.carrier.com. Carrier’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

INDEX TO FINANCIAL STATEMENTS

CARRIER GLOBAL CORPORATION
(A Business of United Technologies Corporation)
AUDITED COMBINED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017
CARRIER GLOBAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2020

Report of Independent Registered Public Accounting Firm
To the Shareowners and Board of Directors of United Technologies Corporation
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of Carrier Global Corporation (a Business of United Technologies Corporation) (the “Company”) as of December 31, 2019 and 2018, and the related combined statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 19 to the combined financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 7, 2020
We have served as the Company's auditor since 2019.

Combined Statements of Operations
	For the Years Ended December 31,
(dollars in millions)	2019	2018	2017
Net sales:
Product sales (Notes 5 and 16)	$15,360	$15,674	$14,775
Service sales	3,248	3,240	3,039
	18,608	18,914	17,814
Costs and expenses:
Cost of products sold (Notes 5 and 16)	10,890	11,063	10,474
Cost of services sold	2,299	2,282	2,155
Research and development	401	400	364
Selling, general and administrative	2,761	2,689	2,584
	16,351	16,434	15,577
Equity method investment net earnings	236	220	218
Other income (expense), net	(2)	937	575
Operating profit	2,491	3,637	3,030
Non-service pension benefit	(154)	(168)	(139)
Interest (income) expense, net	(27)	(37)	115
Income from operations before income taxes	2,672	3,842	3,054
Income tax expense	517	1,073	1,787
Net income	2,155	2,769	1,267
Less: Noncontrolling interest in subsidiaries’ earnings	39	35	40
Net income attributable to Carrier Global Corporation	$2,116	$2,734	$1,227
See accompanying notes to the Combined Financial Statements.

Combined Statements of Comprehensive Income
	For the Years Ended December 31,
(dollars in millions)	2019	2018	2017
Net income	$2,155	$2,769	$1,267
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments arising during period	48	(449)	771
Less: reclassification adjustments for gain on sale of an investment in a foreign entity recognized in Other income (expense), net	2	—	—
	50	(449)	771
Pension and postretirement benefit plans:
Net actuarial loss arising during period	(112)	(221)	(13)
Prior service (cost) credit arising during period	—	(9)	14
Amortization of actuarial loss and prior service cost	11	17	16
Other	3	21	(33)
	(98)	(192)	(16)
Tax benefit	15	33	5
	(83)	(159)	(11)
Unrealized loss on available-for-sale securities:
Unrealized holding loss arising during period	—	—	(31)
Reclassification adjustments for gain on sale of investment included in Other income (expense), net	—	—	(394)

	—	—	(425)
Tax benefit	—	—	163
	—	—	(262)
Change in unrealized cash flow hedging:
Unrealized cash flow hedging gain arising during period	—	—	2
Loss reclassified into Product sales	—	2	1
	—	2	3
Other comprehensive (loss) income, net of tax	(33)	(606)	501
Comprehensive income	2,122	2,163	1,768
Less: comprehensive income attributable to noncontrolling interest	(35)	(27)	(74)
Comprehensive income attributable to Carrier Global Corporation	$2,087	$2,136	$1,694
See accompanying notes to the Combined Financial Statements.

Combined Balance Sheets
	As of December 31,
(dollars in millions)	2019	2018
Assets
Cash and cash equivalents	$952	$1,129
Accounts receivable (net of allowance for doubtful accounts of $45 and $141) (Notes 5 and 16)	2,726	2,673
Contract assets, current	622	566
Inventories, net	1,332	1,363
Other assets, current	327	378
Total Current Assets	5,959	6,109

Future income tax benefits	500	398
Operating lease right-of-use assets	832	—
Fixed assets, net	1,663	1,653
Intangible assets, net	1,083	1,214
Goodwill	9,884	9,849
Pension and postretirement assets	490	441
Equity method investments	1,739	1,770
Other assets	256	303
Total Assets	$22,406	$21,737

Liabilities and Equity
Accounts payable (Notes 5 and 16)	1,701	1,944
Accrued liabilities	2,325	2,074
Contract liabilities, current	443	448
Total Current Liabilities	4,469	4,466
Operating lease liabilities	682	—
Future pension and postretirement benefit obligations	456	419
Future income tax obligations	1,099	1,280
Other long-term liabilities	1,265	1,303
Total Liabilities	7,971	7,468
Commitments and contingent liabilities (Note 20)
UTC Net Investment:
UTC Net Investment	15,355	15,132
Accumulated other comprehensive loss	(1,253)	(1,215)
Total UTC Net Investment	14,102	13,917

Noncontrolling interest	333	352
Total Equity	14,435	14,269
Total Liabilities and Equity	$22,406	$21,737
See accompanying notes to the Combined Financial Statements.

Combined Statements of Changes in Equity
(dollars in millions)	UTC Net Investment	Accumulated Other Comprehensive Income (Loss)	Total UTC Net Investment	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
Balance January 1, 2017	$15,696	$(1,084)	$14,612	$348	$14,960	$177
Net income	1,227	—	1,227	40	1,267	—
Redeemable noncontrolling interest in subsidiaries’ earnings	—	—	—	(9)	(9)	9
Other comprehensive income, net of tax	—	467	467	11	478	23
Sale (purchase) of subsidiary shares from noncontrolling interest	4	—	4	—	4	(286)
Dividends attributable to noncontrolling interest	—	—	—	(31)	(31)	(4)
Acquisition of noncontrolling interest	—	—	—	12	12	—
Redeemable noncontrolling interest fair value adjustment	(81)	—	(81)	—	(81)	81
Net transfers to UTC	(1,816)	—	(1,816)	—	(1,816)	—
Balance December 31, 2017	15,030	(617)	14,413	371	14,784	—
Net income	2,734	—	2,734	35	2,769	—
Other comprehensive loss, net of tax	—	(598)	(598)	(8)	(606)	—
Dividends attributable to noncontrolling interest	—	—	—	(46)	(46)	—
Adoption of ASU 2016-16	9	—	9	—	9	—
Net transfers to UTC	(2,641)	—	(2,641)	—	(2,641)	—
Balance December 31, 2018	15,132	(1,215)	13,917	352	14,269	—
Net income	2,116	—	2,116	39	2,155	—
Other comprehensive loss, net of tax	—	(29)	(29)	(4)	(33)	—
Dividends attributable to noncontrolling interest	—	—	—	(28)	(28)	—
Disposition of noncontrolling interest	—	—	—	(26)	(26)
Adoption of ASU 2018-02	9	(9)	—	—	—	—
Net transfers to UTC	(1,902)	—	(1,902)	—	(1,902)	—
Balance December 31, 2019	$15,355	$(1,253)	$14,102	$333	$14,435	$—
See accompanying notes to the Combined Financial Statements.

Combined Statements of Cash Flows
	For the Years Ended December 31,
(dollars in millions)	2019	2018	2017
Operating Activities:
Net income	$2,155	$2,769	$1,267
Adjustments to reconcile net income to net cash flows provided by operating activities, net of acquisitions and dispositions:
Depreciation and amortization	335	357	372
Deferred income tax (benefit) provision	(122)	133	73
Impact from U.S. tax reform	—	—	799
Gain on sale of Taylor	—	(799)	—
Gain on sale of available-for-sale securities	—	—	(418)
Stock compensation cost	52	44	34
Equity method investment net earnings	(236)	(220)	(218)
Distributions from equity method investments	158	143	142
Impairment of equity method investment	108	—	—
Change in:
Accounts receivable, net	(129)	(211)	159
Contract assets, current	23	(67)	—
Inventories, net	(2)	(151)	(102)
Other assets, current	17	(7)	(21)
Accounts payable and accrued liabilities	(311)	88	192
Contract liabilities, current	(18)	24	—
Pension contributions	(36)	(45)	(44)
Other operating activities, net	8	(3)	(137)
Net cash flows provided by operating activities	2,002	2,055	2,098

Investing Activities:
Capital expenditures	(243)	(263)	(326)
Investments in businesses, net of cash acquired (Note 9)	—	(310)	(176)
Dispositions of businesses (Note 9)	6	1,032	52
Proceeds from sale of investments in Watsco, Inc.	—	—	596
Other investing activities, net	24	(44)	125
Net cash flows provided by (used in) investing activities	(213)	415	271

Financing Activities:
Increase (decrease) in short-term borrowings, net	25	3	(8)
Issuance of project financing obligations	107	117	99
Repayment of project financing obligations	(138)	—	(103)
Purchase of shares from redeemable noncontrolling interest	—	—	(286)
Dividends paid to noncontrolling interest	(28)	(46)	(31)
Net transfers to UTC	(1,954)	(2,685)	(1,850)
Other financing activities, net	21	(16)	(14)
Net cash flows used in financing activities	(1,967)	(2,627)	(2,193)

Effect of foreign exchange rates on cash and cash equivalents	1	(39)	64
Net (decrease) increase in cash, cash equivalents and restricted cash	(177)	(196)	240
Cash, cash equivalents and restricted cash, beginning of year	1,134	1,330	1,090
Cash, cash equivalents and restricted cash, end of year	957	1,134	1,330
Less: Restricted cash	5	5	6
Cash and cash equivalents, end of year	$952	$1,129	$1,324

Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$28	$16	$14
Interest paid - related party	55	59	202
Income taxes paid - related party	475	649	608
Income taxes paid, net of refunds	$284	$276	$309
See accompanying notes to the Combined Financial Statements.

Notes to the Combined Financial Statements
NOTE 1: DESCRIPTION OF THE BUSINESS
Carrier Global Corporation (“Carrier”, “the Business,” “we,” “us” or “our”) is a global provider of heating, ventilating, air conditioning (“HVAC”), refrigeration, fire and security solutions. Carrier also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring.
Carrier’s operations are classified into three segments: HVAC, Refrigeration, and Fire & Security. The HVAC and Refrigeration segments sell their products and solutions directly, including to building contractors and owners, transportation companies and retail stores, or indirectly through equity method investments, independent sales representatives, distributors, wholesalers, dealers and retail outlets. These products and services are sold under the Carrier name and other brand names including Automated Logic, Bryant, CIAT, Day & Night, Heil, NORESCO, Riello, Carrier Commercial Refrigeration, Carrier Transicold, Sensitech and others. For the Fire & Security segment, products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. Carrier provides its fire and security products and services under Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity, Supra and other brand names, and sells directly to customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers.
On November 26, 2018, United Technologies Corporation (“UTC”) announced its plan to separate Carrier into an independent publicly traded company (the “Separation”). The Separation will be effectuated through a spin-off, pursuant to which UTC will distribute to UTC shareowners all of the outstanding common shares of common stock of Carrier.
NOTE 2: BASIS OF PRESENTATION
The Business has historically operated as a part of UTC; consequently, stand-alone financial statements have not historically been prepared for the Business. The accompanying Combined Financial Statements have been prepared from UTC’s historical accounting records and are presented on a stand-alone basis as if the Business’ operations had been conducted independently from UTC. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The Combined Statements of Operations include all revenues and costs directly attributable to Carrier, including costs for facilities, functions and services used by Carrier. Costs for certain functions and services performed by centralized UTC are directly charged to Carrier based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, usage or other allocation methods. The results of operations include allocations of costs for administrative functions and services performed on behalf of Carrier by centralized groups within UTC and certain pension and other post-retirement benefit costs (see Note 5 – Related Parties for a description of the allocation methodologies). All charges and allocations for facilities, functions and services performed by UTC organizations have been deemed settled in cash by Carrier to UTC in the period in which the cost was recorded in the Combined Statements of Operations. Current and deferred income taxes have been determined based on the stand-alone results of Carrier. However, because the Business filed as part of UTC’s tax group in certain jurisdictions, the Business’ actual tax balances may differ from those reported. The Business’ portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.
UTC uses a centralized approach to cash management and financing its operations. Accordingly, none of the cash, third party debt or related interest expense of UTC has been allocated to Carrier in the Combined Financial Statements. However, cash balances primarily associated with certain foreign entities that do not participate in UTC’s cash management program have been included in the Combined Financial Statements. Transactions between UTC and Carrier are deemed to have been settled immediately through UTC’s Net Investment, other than those transactions which have historically been cash-settled and which are reflected in the Combined Balance Sheets within Accounts receivable (see Note 6 – Accounts Receivable, Net and Note 5 – Related Parties for additional information). The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to UTC within financing activities and in the Combined Balance Sheets as UTC’s Net Investment (see Note 5 – Related Parties for additional information).

All intracompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.
All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, stand-alone entity during the years presented.
The noncontrolling interest represents the noncontrolling investors’ interests in the results of subsidiaries that we control and combine.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Combination. The Combined Financial Statements have been prepared on a stand-alone basis and include the accounts of Carrier and its wholly-owned subsidiaries, as well as entities in which Carrier has a controlling financial interest.
Use of Estimates. The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions may impact the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. The Business participates in UTC’s centralized cash management and financing programs (see Note 5 – Related Parties for additional information). The cash reflected on the Combined Balance Sheets represents cash on hand at certain foreign entities that do not participate in the centralized cash management program and are specifically identifiable to the Business.
On occasion, the Business is required to maintain cash deposits with certain banks with respect to contractual or other legal obligations. As of December 31, 2019 and 2018, restricted cash of approximately $5 million and $5 million, respectively, is included in Other assets, current on the Combined Balance Sheets.
Accounts Receivable. Accounts receivable consist of billed and unbilled amounts. Billed amounts include invoices presented to customers that have not been paid. Unbilled receivables represent revenues that have been earned but are not currently billable to the customer under the terms of the contract because billings are based on milestones or other triggering events. These items are expected to be billed and collected in the ordinary course of business. Receivables are recognized net of an allowance for doubtful accounts. The Business primarily estimates reserves for losses on receivables based on historical experience and by specific identification based on an assessment of a customer’s ability to make required payments. Upon adoption of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively, the “New Revenue Standard”) on January 1, 2018, the majority of unbilled receivables have been reclassified to Contract assets as described below. Unbilled receivables where the Business has an unconditional right to payment are included in Accounts receivable.
Contract Assets and Liabilities. Contract assets and liabilities represent the difference in the timing of revenue recognition from receipt of cash from the customers. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Performance obligations partially satisfied in advance of customer billings are included in Contract assets; prior to the adoption of the New Revenue Standard, these amounts were included as unbilled receivables in Accounts receivable.
Contract liabilities relate to payments received in advance of the satisfaction of performance obligations under the contract. The Business receives payments from customers based on the terms established in the contracts. See Note 4 – Revenue Recognition for further discussion of contract assets and liabilities.
Inventories. Inventories are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods, which approximate current replacement cost; however, certain Carrier entities use the last-in, first-out (“LIFO”) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $120 million and $113 million at December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, approximately 32% and 31%, respectively, of all inventory utilized the LIFO method.
Valuation reserves for excess, obsolete and slow-moving inventory are estimated by comparing the inventory levels of individual parts and products to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than the cost of the inventory. Other factors that management considers in determining the adequacy of these reserves include whether the part meets current specifications and whether it can be substituted for a part currently being sold or used as a service part, and overall market conditions and other inventory management initiatives.
Fair Value of Financial Instruments. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:
•	Level I – Quoted prices for identical instruments in active markets.
•
Level II – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level III – Instruments whose significant value drivers are unobservable.
The carrying amount of trade receivables, accounts payable and accrued expenses approximates fair value due to the short maturity (less than one year) of the instruments.
Business Combinations. The Business accounts for transactions that are classified as business combinations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805: Business Combinations. Once a business is acquired, the fair value of the identifiable assets acquired and liabilities assumed are determined with the excess cost recorded to goodwill. As required, preliminary fair values are determined once a business is acquired, with the final determination of the fair values being completed within the one-year measurement period from the date of acquisition.
Equity Method Investments. Investments in which Carrier has the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are presented on the Combined Balance Sheets. Under this method of accounting, the Business’ share of the net earnings or losses of the investee is presented within Operating profit on the Combined Statements of Operations since the activities of the investee are closely aligned with the operations of the Business. The Business evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Distributions received from equity method investees are presented in the Combined Statements of Cash Flows based on the cumulative earnings approach.
Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are tested annually for impairment or when a triggering event occurs using the guidance and criteria described in FASB ASC Topic 350: Intangibles – Goodwill and Other. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. The Business completed its most recent annual impairment testing as of July 1, 2019 and determined that no impairments to the carrying value of goodwill or indefinite lived intangible assets were necessary.
Intangible assets consist of trademarks, patents, service contracts, monitoring lines and customer relationships and are recognized at fair value in acquisition accounting and then amortized to cost of sales and selling, general and administrative expenses.

Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization method may be used. The range of estimated useful lives is as follows:
Customer relationships	1-30 years
Trademarks and trade names	5-30 years
Service contracts	1-23 years
Monitoring lines	7-10 years
Patents	7-8 years
Other Long-Lived Assets. The Business evaluates the potential impairment of other long-lived assets whenever events or changes in circumstances indicate that the related carrying amounts of a long-lived asset or asset group may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. The Business measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. There were no impairments of long-lived assets for the three years ended December 31, 2019.
Income Taxes. Income taxes as presented in the Combined Financial Statements of the Business attribute current and deferred income taxes of UTC to the Business’ stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by FASB ASC Topic 740: Income Taxes (“ASC 740”). Accordingly, the Business’ income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer and a stand-alone enterprise. The calculation of our income taxes on a separate return basis requires considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of UTC may not be included in the separate Combined Financial Statements of the Business. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Business may not be reflected in the consolidated financial statements and tax returns of UTC. Therefore, such items as net operating losses, credit carry-forwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in UTC’s consolidated financial statements. As such, the income taxes of the Business as presented in the Combined Financial Statements may not be indicative of the income taxes that the Business will generate in the future.
Certain operations of the Business have historically been included in a consolidated return with other UTC entities. Current obligations for taxes in certain jurisdictions, where the Business files a consolidated tax return with UTC, are deemed settled with UTC for purposes of the Combined Financial Statements. Current obligations for tax in jurisdictions where the Business does not file a consolidated return with UTC, including certain foreign jurisdictions and certain U.S. states, are recorded as accrued liabilities. On December 22, 2017, the TCJA was enacted (see Note 14 – Income Taxes). As a result, income tax attributable to certain previously undistributed earnings of the Business’ international subsidiaries was recognized in 2017 and is recorded within Accrued liabilities and Future income tax obligations on the Combined Balance Sheets pursuant to UTC’s election to pay the tax over time, for which Carrier will settle with UTC.
In the ordinary course of business, there is inherent uncertainty in quantifying income tax positions. The Business assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Business has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized. The Business recognizes accrued interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.

The TCJA contains a new law that subjects the Business to a tax on Global Intangible Low-Taxed Income (“GILTI”), beginning in 2018. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The FASB has provided that companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences, including outside basis differences, expected to reverse as GILTI. The Business has elected to account for GILTI as a period cost, if incurred.
Revenue Recognition. ASU 2014-09 and its related amendments were effective for reporting periods beginning after December 15, 2017. The Business adopted the New Revenue Standard effective January 1, 2018 and elected the modified retrospective approach. The results for periods before 2018 were not adjusted for the new standard. See Note 4 – Revenue Recognition for a discussion of the effect of the New Revenue Standard on the Combined Financial Statements.
The Business accounts for revenue in accordance with FASB ASC Topic 606: Revenue from Contracts with Customers. Under Topic 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Some of the contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of the product life-cycle such as development, production, installation, maintenance and support. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. When there are multiple performance obligations within a contract, the Business allocates the transaction price to each performance obligation based on its relative stand-alone selling price.
Carrier considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including contractual discounts, price concessions, contract incentive payments, estimates of award fees and other sources of variable consideration, when determining the transaction price of each contract. The Business includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount. These estimates are based on historical experience, anticipated performance and best judgment at the time. The Business also considers whether the contracts provide customers with significant financing. Generally, contracts do not contain significant financing.
Point in time revenue recognition. Performance obligations are satisfied as of a point in time for certain businesses in HVAC, certain refrigeration systems and certain alarm and fire detection and suppression systems. Revenue is recognized when control of the product transfers to the customer, generally upon product shipment.
Over-time revenue recognition. Performance obligations are satisfied over-time if the customer receives the benefits as the Business performs work, if the customer controls the asset as it is being produced, or if the product being produced for the customer has no alternative use and the Business has a contractual right to payment. The Business recognizes revenue on an over-time basis on installation and service contracts related to its Refrigeration and Fire & Security businesses as well as certain businesses within HVAC. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include labor, materials and subcontractors’ costs, or other direct costs, and where applicable, indirect costs.
Contract modifications that are for goods or services that are not distinct are accounted for as part of the existing contract. If the goods or services are considered distinct, then the contract modification would be accounted for prospectively or as part of a new contract. The Business reviews cost estimates on significant contracts on at least a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. The Business records changes in contract estimates using the cumulative catch-up method. There were no material changes in contract estimates during the periods presented.
For 2017, prior to the adoption of the New Revenue Standard, the Business recognized sales for products and services in accordance with the provisions of Staff Accounting Bulletin (“SAB”) Topic 13, Revenue Recognition, as applicable. Sales within the scope of this SAB Topic were recognized when persuasive evidence of an arrangement existed, product delivery had occurred or services had been rendered, pricing was fixed or determinable and collectability was reasonably assured. Subsequent changes in service contracts were accounted for prospectively.

Contract Accounting and Separately Priced Maintenance: For construction-type and certain production-type contracts, sales were recognized on a percentage-of-completion basis following contract accounting methods. Contracts consisted of enforceable agreements which form the basis of our unit of accounting for measuring sales, accumulating costs and recording loss provisions as necessary. Contract accounting required estimates of award fees and other sources of variable consideration as well as future costs over the performance period of the contract. Cost estimates were subject to change and result in adjustments to margins on contracts in progress. Contract costs included estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate.
Loss provisions on contracts were recognized to the extent that estimated contract costs exceed the estimated consideration contemplated under the contractual arrangement. For new commitments, the Business generally recorded loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts were recognized in the period in which losses become evident. Products contemplated under contractual arrangements included firm quantities of products sold under contract.
The Business reviewed its cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. The Business recorded changes in contract estimates using the cumulative catch-up method in accordance with the FASB ASC Topic 605: Revenue Recognition.
Cash Payments to Customers. Carrier customarily offered its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provided reimbursements to distributors for offering promotional pricing for products. The Business accounted for incentive payments made as a reduction in sales based on an estimate at the time the sale is recognized.
Self-Insurance. The Business maintains self-insurance retentions for a number of risks, including but not limited to, workers’ compensation, general liability, automobile liability, property and employee-related healthcare benefits. It has obtained insurance coverage for amounts exceeding individual and aggregate loss limits. The Business accrues for known future claims and incurred but not reported losses. Liabilities related to self-insured risks were $239 million and $224 million at December 31, 2019 and 2018, respectively, of which $66 million and $64 million were primarily classified as Other long-term liabilities at December 31, 2019 and 2018, respectively. The expense related to self-insurance was $177 million, $170 million and $158 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Business considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements. See Note 20 – Contingent Liabilities for additional details on the environmental remediation activities.
Asbestos Related Liabilities and Insurance Recoveries, and Indemnification Receivables. The Business records an undiscounted liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. In connection with the recognition of liabilities for asbestos related matters, the Business records asbestos related insurance recoveries that are deemed probable. The amounts recorded by Carrier for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that Management believes are reasonable. Carrier’s actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom the Business has reached settlements, the resolution of coverage issues with other excess insurance carriers with whom the Business has not yet achieved settlements, and the solvency risk with respect to Carrier’s insurance carriers. Other factors that may affect future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation. At the end of each year, the Business evaluates all of these factors and, with input from an outside actuarial expert, make any necessary adjustments to both estimated asbestos liabilities and insurance recoveries. For additional information, see Note 20 – Contingent Liabilities.
Asset Retirement Obligations. The Business records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Business capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. As of December 31, 2019 and 2018, the outstanding liability for asset retirement obligations was $74 million and $73 million, respectively, which is included in Other long-term liabilities in the accompanying Combined Balance Sheets.
Other Income (Expense), Net. Other income (expense), net includes the impact of foreign exchange gains or losses, gains or losses on sale of fixed assets as well as other infrequently occurring items. Gains and losses on the disposal of businesses or other investments are also included within Other income (expense), net.
Foreign Exchange. The Business operates in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Business are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating foreign currency denominated balance sheets are deferred as a separate component of UTC Net Investment.
Pension and Postretirement Obligations. Guidance under FASB ASC Topic 715: Compensation – Retirement Benefits requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. Pension and postretirement obligation balances and related costs reflected within the Combined Financial Statements include both costs directly attributable to plans dedicated to Carrier, as well as an allocation of costs for Carrier employees’ participation in UTC’s plans. See Note 12 – Employee Benefit Plans for additional details.
Product Performance Obligations. The Business extends performance and operating cost guarantees beyond normal service and warranty policies for extended periods on some of the Business’ products. The liabilities under such guarantees are based upon future product performance and durability and the Business records such costs that are probable and can be reasonably estimated within Cost of products sold. Separately priced extended warranties are recorded within Contract liabilities as of December 31, 2019 and 2018. In addition, the Business incurs discretionary costs to service its products in connection with product performance issues. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 18 – Guarantees for further discussion.
UTC Net Investment. UTC’s net investment in the Business is presented as “UTC Net Investment” on the Combined Balance Sheets. The Combined Statements of Changes in Equity include net cash transfers and other property transfers between UTC and the Business as well as related party receivables and payables between the Business and other UTC affiliates that were settled on a current basis. UTC performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities, which includes the Business and, consequently, the net cash generated by the Business is transferred to UTC through the intercompany accounts.
Recent Accounting Pronouncements. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the income tax consequences of an intra-entity transfer of an asset, other than inventory, to be recognized when the transfer occurs. Two common examples of assets included in the scope of this update are intellectual property and property, plant and equipment. Carrier adopted the new standard effective January 1, 2018. The adoption of this standard did not have a material impact on the Combined Financial Statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) to be measured at an amortized cost basis and presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets in order to present the net carrying value, which represents the amount expected to be collected on the financial asset. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. The Business is still evaluating the impact of this ASU and its related amendments on the Combined Financial Statements, which is not expected to be material.
In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220). The new standard allows companies to reclassify to retained earnings the stranded tax effects in accumulated other comprehensive income (AOCI) from the then newly-enacted TCJA. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Business elected to reclassify the income tax effects of TCJA from AOCI to UTC Net Investment effective January 1, 2019. The adoption of this standard did not have a material impact on the Combined Financial Statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. The Business does not expect this ASU to have a significant impact on the Combined Financial Statements, as it only includes changes to disclosure requirements.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The new standard includes updates to the disclosure requirements for defined benefit plans including several additions, deletions and modifications to the disclosure requirements. The provisions of this ASU are effective for years ending after December 15, 2020, with early adoption permitted. The Business is currently evaluating the impact of this ASU and expect to adopt for the year ending December 31, 2020.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. The new standard provides updated guidance surrounding implementation costs associated with cloud computing arrangements that are service contracts. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. The Business is currently evaluating the impact of this ASU.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to: franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU are effective for years beginning after December 15, 2020, with early adoption permitted. The Business is currently evaluating the impact of this ASU.
NOTE 4: REVENUE RECOGNITION
Under the New Revenue Standard effective for the period ending December 31, 2018, revenue is recognized using an over-time revenue recognition model when contracts meet one or more of the mandatory criteria established in the New Revenue Standard. If none of the criteria are met, revenue is recognized at a point in time. Performance obligations are satisfied at a point in time for HVAC, certain refrigeration systems and certain alarm and fire detection and suppression systems and products. Revenue is recognized at the point when control of the product transfers to the customer, generally upon product shipment. Under the New Revenue Standard, revenue is recognized on an over-time basis using an input method for installation, service and other repair contracts within the Business. For separately priced product maintenance, sales are primarily recognized on a straight-line basis over the contract period. The Business measures progress toward completion for these contracts using costs incurred to date relative to total estimated costs at completion. Incurred costs represent work performed, which corresponds with and best depicts the transfer of control to the customer. The ongoing effect of recognizing revenue on an over-time basis is not expected to be materially different than the previous revenue recognition method.
The New Revenue Standard had an immaterial impact on the 2018 Combined Statement of Operations. The New Revenue Standard also resulted in the establishment of Contract asset and Contract liability balance sheet accounts, and in the reclassification of balances to these new accounts from Accounts receivable, Inventories and contracts in progress, net, and Accrued liabilities.
Contract Assets and Liabilities. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the Business satisfying its performance obligations under the contract. The Business receives payments from customers based on the terms established in the contracts. Total contract assets and contract liabilities as of December 31, 2019 and 2018 are as follows:
(dollars in millions)	2019	2018
Contract assets, current	$622	$566
Contract assets, noncurrent (included within Other assets)	57	100
Total contract assets	679	666
Contract liabilities, current	(443)	(448)
Contract liabilities, noncurrent (included within Other long-term liabilities)	(168)	(164)
Total contract liabilities	(611)	(612)
Net contract assets	$68	$54
The Business reclassified $666 million to contract assets in connection with the adoption of the New Revenue Standard on January 1, 2018. Contract assets increased by $13 million from January 1, 2019 to December 31, 2019 due primarily to revenue recognition in excess of customer billings. Contract assets increased by $143 million from January 1, 2018 to December 31, 2018 due primarily to revenue recognition in excess of customer billings.
The Business reclassified $612 million to contract liabilities in connection with the adoption of the New Revenue Standard. In 2019, we recognized net sales of $362 million related to contract liabilities as of January 1, 2019. Contract liabilities decreased by $1 million from January 1, 2019 to December 31, 2019 and increased by $4 million from January 1, 2018 through December 31, 2018.
Remaining performance obligations (“RPO”). RPOs are the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. Carrier’s total RPO is approximately $4.7 billion and $5.3 billion as of December 31, 2019 and 2018, respectively. Of the total RPO as of December 31, 2019, the Business expects approximately 64% will be recognized as sales over the following 12 months.
NOTE 5: RELATED PARTIES
Historically, Carrier has been managed and operated in the ordinary course of business with other affiliates of UTC. Accordingly, certain shared costs have been allocated to the Business and reflected as expenses in the Combined Financial Statements.
Related Party Sales. During the historical periods presented, the Business sold products and services to UTC and its non-Carrier businesses. Product sales in the Combined Statements of Operations include sales to affiliates of UTC of $23 million, $25 million and $29 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Allocated Centralized Costs. The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of UTC.
UTC incurs significant corporate costs for services provided to the Business as well as to other UTC businesses. These services include treasury, tax, accounting, human resources, audit, legal, purchasing, information technology and other such services. The costs associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions. UTC also allocates costs associated with corporate insurance coverage and medical, pension, postretirement and other health plan costs for employees participating in UTC sponsored plans. UTC corporate costs were either specifically attributable to Carrier, when possible, or allocated to the Business. Allocations are based on direct usage where identifiable as well a number of other utilization measures including headcount, proportionate usage and relative revenues. All such amounts have been deemed to have been incurred and settled by the Business in the period in which the costs were recorded and are included in the UTC Net Investment.
The allocated functional service expenses and general corporate expenses for the years ended December 31, 2019, 2018 and 2017 were $245 million, $277 million and $240 million, respectively, and are primarily included in Selling, general and administrative in the Combined Statements of Operations.
In the opinion of management of UTC and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during 2019, 2018 and 2017. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.
Cash Management and Financing. The Business participates in UTC’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by UTC. Cash receipts are transferred to centralized accounts, which are also maintained by UTC. As cash is received and disbursed by UTC, it is accounted for by the Business through UTC Net Investment. All short and long-term debt is financed by UTC, and financing decisions for wholly and majority owned subsidiaries are determined by UTC Treasury. See Note 2 – Basis of Presentation for additional information. The Business’ cash that is not included in the centralized cash management and financing programs is classified as Cash and cash equivalents on the Combined Balance Sheets.
Accounts Receivable and Payable. Certain related party transactions between the Business and UTC have been included within UTC Net Investment in the Combined Balance Sheets in the historical periods presented when the related party transactions are not settled in cash. The UTC Net Investment includes related party receivables due from UTC and its affiliates of $16.0 billion and $15.1 billion as of December 31, 2019 and 2018, respectively. The UTC Net Investment includes related party payables due to UTC and its affiliates of $3.3 billion and $2.6 billion as of December 31, 2019 and 2018, respectively. The interest income and expense related to the activity with UTC that was included in Carrier’s results is presented on a net basis in the Combined Statements of Operations. Interest income on the activity with UTC was $91 million, $110 million and $85 million for the years ended December 31, 2019, 2018 and 2017, respectively. Interest expense on the activity with UTC was $55 million, $59 million and $202 million for the years ended December 31, 2019, 2018 and 2017, respectively. Included in interest expense for the year ended December 31, 2017 is $146 million related to a related party payable that was settled in November 2017. The total effect of the settlement of these related party transactions is reflected as a financing activity in the Combined Statements of Cash Flows.
Additionally, certain transactions between Carrier and UTC and affiliate businesses are cash-settled on a current basis and, therefore, are reflected in the Combined Balance Sheets. Accounts receivable includes $6 million and $12 million at December 31, 2019 and 2018, respectively, and Accounts payable includes $4 million and $8 million at December 31, 2019 and 2018, respectively, related to such transactions.

Guarantees. UTC and its affiliates have issued parent company guarantees to certain customers or other third parties regarding the performance obligations of Carrier under certain installation and long-term maintenance contracts. There were no costs charged to the Business by UTC related to these guarantees. Payouts under these guarantees were not significant for 2019, 2018 and 2017.
UTC has also obtained guarantees from banks on behalf of Carrier to guarantee ordinary course of business performance obligations as required by certain Carrier customers or other third parties. Typically, such guarantees are in amounts equal to a portion or the entire value of the awarded contract and remain in place through the completion of a contract or warranty period. As of December 31, 2019 and 2018, total outstanding UTC guarantees were approximately $1.4 billion and $0.9 billion, respectively. The Business does not believe that the performance of the underlying obligations secured by such guarantees will have a material adverse effect on Carrier’s financial position, results of operations or cash flows. Third-party costs relating to bank guarantees are reflected in the results of operations.
Equity Method Investments. Carrier sells products to and purchases products from uncombined entities accounted for under the equity method, which are considered to be related parties. See Note 16–Equity Method Investments for additional disclosure related to Carrier’s equity method investments and associated related party transactions.
Separation Costs. In connection with the Separation as further described in Note 1, we have incurred pre-separation costs of approximately $58 million for the year ended December 31, 2019 and zero for both years ended December 31, 2018 and 2017. These costs were primarily related to employee-related costs such as recruitment and relocation expenses, costs to establish certain stand-alone functions and information technology systems, professional services fees and other transaction-related costs during Carrier’s transition to being a stand-alone public company and are primarily recorded within Selling, general and administrative in the Combined Statement of Operations.
NOTE 6: ACCOUNTS RECEIVABLE, NET
(dollars in millions)	2019	2018
Trade receivables	$2,444	$2,549
Receivables from affiliates	143	113
Miscellaneous receivables	184	152
	$2,771	$2,814
Less: Allowance for doubtful accounts	(45)	(141)
	2,726	2,673
Accounts receivable are carried at amounts that approximate fair value. Bad debt expense was $18 million, $20 million and $12 million for the years ended December 31, 2019, 2018 and 2017, respectively. In 2019, $61 million of the prior year allowance for doubtful accounts has been reflected as a direct reduction in Trade receivables.
NOTE 7: INVENTORIES, NET
(dollars in millions)	2019	2018
Raw materials	$290	$336
Work-in-process	120	102
Finished goods	922	925
	$1,332	1,363
Raw materials, work-in-process and finished goods are net of valuation reserves of $152 million and $142 million as of December 31, 2019 and 2018, respectively.

NOTE 8: FIXED ASSETS, NET
Fixed assets are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of individual assets.
(dollars in millions)	Estimated Useful Lives (Years)	2019	2018
Land		$113	$114
Buildings and improvements	40	1,138	1,142
Machinery, tools and equipment	3 to 25	1,924	1,815
Rental assets	3 to 12	395	293
Other, including assets under construction		188	180
		3,758	3,544
Accumulated depreciation		(2,095)	(1,891)
		$1,663	$1,653
Depreciation expense was $219 million, $221 million and $226 million for the years ended December 31, 2019, 2018 and 2017, respectively.
NOTE 9: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. The Business’ investments through acquisitions, net of cash acquired, in 2019 and 2018 were zero and $310 million, respectively. The acquisitions in 2018 are not considered material for presentation of pro forma results under FASB ASC Topic 805: Business Combinations. Acquisition-related costs have been expensed as incurred and were not material in any of the periods presented.
The Business completed the sale of businesses in 2019 and 2018 for $6 million and $1,032 million in cash, respectively. In 2018, the Business recorded a pre-tax gain of $799 million on the sale of the Taylor business.
Goodwill. The changes in the carrying amount of goodwill are as follows:
(dollars in millions)	HVAC	Refrigeration	Fire & Security	Total
Balance as of January 1, 2018	$5,472	$1,417	$3,176	$10,065
Goodwill resulting from business combinations	—	1	194	195
Foreign currency translation and other	(142)	(187)	(82)	(411)
Balance as of December 31, 2018	5,330	1,231	3,288	9,849
Foreign currency translation and other	21	(3)	17	35
Balance as of December 31, 2019	$5,351	$1,228	$3,305	$9,884
The $411 million net reduction in goodwill within foreign currency translations and other in 2018 includes a $151 million reduction of goodwill attributable to the sale of Taylor within the Refrigeration segment. We completed our annual impairment testing as of July 1, 2019 and determined that no adjustments to the carrying value of goodwill were necessary.

Intangible Assets. Identifiable intangible assets are comprised of the following:
	2019		2018
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Customer relationships	$1,479	$(1,154)	$1,511	$(1,098)
Patents and trademarks	287	(201)	292	(189)
Monitoring lines	67	(52)	64	(46)
Service portfolios and other	629	(506)	631	(490)
	2,462	(1,913)	2,498	(1,823)
Unamortized:
Trademarks and other	534	—	539	—
Total	$2,996	$(1,913)	$3,037	$(1,823)
Amortization of intangible assets was $116 million, $136 million and $146 million for the years ended December 31, 2019, 2018 and 2017, respectively. The estimated future amortization of intangible assets is as follows:
(dollars in millions)	2020	2021	2022	2023	2024
Future amortization	$101	$91	$72	$63	$55
NOTE 10: ACCRUED LIABILITIES
(dollars in millions)	2019	2018
Accrued salaries, wages and employee benefits	$516	$519
Accrued taxes	318	325
Warranty related	200	190
Project financing obligations	234	150
Accrued restructuring	66	56
Accrued legal and environmental reserves	24	26
Customer advances and deferred revenue	26	24
Other	941	784
	$2,325	$2,074
Customer advances and deferred revenue is primarily comprised of advanced billings on service contracts that are typically billed annually or quarterly and amortized ratably over the contract period.
The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity included within our HVAC segment.
NOTE 11: OTHER LONG-TERM LIABILITIES
Other long-term liabilities as of December 31, 2019 and 2018 are as follows:
(dollars in millions)	2019	2018
Warranty related	$288	$283
Environmental reserves	203	200
Project financing obligations	75	137
Asset retirement obligations	74	73
Other	625	610
	$1,265	$1,303
The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity included within our HVAC segment.

NOTE 12: EMPLOYEE BENEFIT PLANS
The Business sponsors numerous single-employer domestic and international employee benefit plans and certain of our employees participate in employee benefit plans (the “Shared Plans”) sponsored by UTC which include participants of other UTC businesses. We account for our participation in the Shared Plans as multiemployer benefit plans, as discussed below.
In March 2017, the FASB issued ASU 2017-07, Compensation Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires an employer to report the service cost component of net periodic pension benefit cost in the same line item(s) as other compensation cost arising from services rendered by the pertinent employee during the period, with other cost components presented separately from the service cost component and outside of income from operations. This ASU also allows only the service cost component of net periodic pension benefit cost to be eligible for capitalization when applicable. This ASU was effective for years beginning after December 15, 2017. The Business adopted this standard on January 1, 2018 applying the presentation requirements retrospectively. The Business elected to apply the practical expedient, which allows us to use amounts in the employee benefit plans note as the basis for applying retrospective presentation for comparative periods as it is impracticable to determine the disaggregation of the cost components for amounts capitalized and amortized in those periods. Provisions related to presentation of the service cost component eligibility for capitalization were applied prospectively. The presentation change related to the periodic benefit cost of Carrier’s defined benefit pension and postretirement plans is reflected in all periods presented in these financial statements.
Employee Savings Plans. The Business sponsors various employee savings plans. UTC also sponsors and contributes to defined contribution employee savings plans. Certain employees of Carrier participate in these plans. Carrier’s contributions to employer sponsored defined contribution plans were $88 million, $94 million and $86 million for 2019, 2018 and 2017, respectively.
Pension Plans. The Business sponsors both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. The largest plans are generally closed to new participants. The Business’ plans use a December 31 measurement date consistent with our fiscal year.
(dollars in millions)	2019	2018
Change in Benefit Obligation
Beginning balance	$2,581	$2,822
Service cost	31	33
Interest cost	67	64
Actuarial (gain) loss	351	(110)
Benefits paid	(132)	(114)
Net settlement, curtailment and special termination benefits	(38)	(8)
Other	25	(106)
Ending balance	$2,885	$2,581

Change in Plan Assets
Beginning balance	$2,635	$3,000
Actual return on plan assets	381	(162)
Employer contributions	36	45
Benefits paid	(132)	(114)
Settlements	(14)	(7)
Other	47	(127)
Ending balance	$2,953	$2,635

Funded Status
Fair value of plan assets	$2,953	$2,635
Benefit obligations	(2,885)	(2,581)
Funded status of plan	$68	$54

(dollars in millions)	2019	2018

Amounts Recognized in the Combined Balance Sheets Consist of
Noncurrent assets	$488	$442
Current liability	(9)	(16)
Noncurrent liability	(411)	(372)
Net amount recognized	$68	$54

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of
Net actuarial loss	$577	$482
Prior service cost	15	11
Net amount recognized	$592	$493
The amounts included in “Other” in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in the U.K., Canada and Germany.
Qualified domestic pension plan benefits covering certain union-represented employees comprise approximately 9% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service; these plans are closed to new entrants. Foreign plans comprise approximately 91% of the projected benefit obligation; certain of these plans provide participants with one-time payments upon separation of employment rather than a retirement annuity, but are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.
In 2019, 2018 and 2017, we made $36 million, $45 million and $44 million, respectively, of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:
(dollars in millions)	2019	2018
Projected benefit obligation	$549	$501
Accumulated benefit obligation	506	463
Fair value of plan assets	137	125
Information for pension plans with projected benefit obligations in excess of plan assets:
(dollars in millions)	2019	2018
Projected benefit obligation	$690	$616
Accumulated benefit obligation	630	564
Fair value of plan assets	270	228
The accumulated benefit obligation for all defined benefit pension plans was $2.8 billion and $2.5 billion at December 31, 2019 and 2018, respectively.
The components of the net periodic pension benefit are as follows:
(dollars in millions)	2019	2018	2017
Pension Benefits:
Service cost	$31	$33	$34
Interest cost	67	64	65
Expected return on plan assets	(154)	(170)	(160)
Amortization of prior service cost	2	1	2
Recognized actuarial net loss	9	16	14
Net settlement, curtailment and special termination benefits loss (gain)	4	1	(3)
Net periodic pension benefit – employer	$(41)	$(55)	$(48)

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2019 are as follows:
(dollars in millions)	2019
Current year actuarial loss	$112
Amortization of actuarial loss	(9)
Amortization of prior service cost	(2)
Net settlement and curtailment gain	(4)
Other	2
Total recognized in other comprehensive loss	$99
Net recognized in net periodic pension benefit and other comprehensive loss	$58
The amount included in “Other” in the above table primarily reflects the impact of foreign exchange translation, primarily for plans in the U.K., Canada and Germany.
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension benefit in 2020 is as follows:
(dollars in millions)
Net actuarial loss	$18
Prior service cost	1
$19
Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:
	Benefit Obligation		Net Cost
(dollars in millions)	2019	2018	2019	2018	2017
Discount rate
Projected benefit obligation	2.0%	2.8%	2.8%	2.5%	2.7%
Interest cost(1)	—	—	2.7%	2.4%	2.5%
Service cost(1)	—	—	3.2%	2.8%	3.1%
Salary scale	3.4%	3.0%	3.0%	3.0%	2.6%
Expected return on plan assets	—	—	5.6%	6.0%	6.2%
Note (1)
The 2019 and 2018 discount rates used to measure the service cost and interest cost applies to our significant plans. The projected benefit obligation discount rate is used for the service cost and interest cost measurements for non-significant plans.

The weighted-average discount rates used to measure pension benefit obligations and net costs are set by reference to specific analyses using each plan’s specific cash flows and are then comparing them to high-quality bond indices for reasonableness. For those significant plans, the Business utilizes a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows.
In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.
The plans’ investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of approximately 40% of growth seeking assets and 60% of income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, and alternative-asset class strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.
The plans have continued their pension risk management techniques designed to reduce the plans’ interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the income generating and hedging assets typically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. As a result of the improved funded status of the plans due to favorable asset returns and funding of the plans, the income generating and hedging assets increased significantly in recent years.
The fair values of pension plan assets at December 31, 2019 and 2018 by asset category are as follows:
(dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category
Public Equities:
Global Equities	$29	$—	$—	$—	$29
Global Equity Commingled Funds(1)	—	141	—	—	141
Enhanced Global Equities(2)	3	3	—	—	6
Global Equity Funds at net asset value(8)	—	—	—	927	927
Private Equities(3),(8)	—	—	2	10	12
Fixed income securities:
Governments	8	35	—	—	43
Corporate Bonds	—	169	—	—	169
Fixed income securities(8)	—	—	—	1,449	1,449
Real Estate(4),(8)	—	3	12	6	21
Other(5),(8)	—	68	—	23	91
Cash & cash equivalents(6),(8)	—	3	—	44	47
Subtotal	$40	$422	$14	$2,459	$2,935
Other Assets & Liability(7)					18
Total at December 31, 2019					$2,953

Public Equities:
Global Equities	$22	$—	$—	$—	$22
Global Equity Commingled Funds(1)	1	115	—	—	116
Enhanced Global Equities(2)	1	4	—	—	5
Global Equity Funds at net asset value(8)	—	—	—	815	815
Private Equities(3),(8)	—	—	1	9	10
Fixed income securities:
Governments	13	28	—	—	41
Corporate Bonds	—	136	—	—	136
Fixed income securities(8)	—	—	—	1,323	1,323
Real Estate(4),(8)	—	3	10	13	26
Other(5),(8)	—	63	—	18	81
Cash & cash equivalents(6),(8)	—	7	—	37	44
Subtotal	$37	$356	$11	$2,215	$2,619
Other Assets & Liability(7)					16
Total at December 31, 2018					$2,635
Note (1)	Represents commingled funds that invest primarily in common stocks.

Note (2)
Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

Note (3)	Represents limited partner investments with general partners that primarily invest in debt and equity.
Note (4)	Represents investments in real estate including commingled funds and directly held properties.
Note (5)	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.
Note (6)	Represents short-term commercial paper, bonds and other cash or cash-like instruments.
Note (7)	Represents trust receivables and payables that are not leveled.
Note (8)
In accordance with ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.
The fair value measurement of plan assets using significant unobservable inputs (Level 3) did not have significant activity in 2019 or 2018 related to unrealized losses (gains), purchases, sales, or settlements.
Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.
We expect to make total contributions of approximately $29 million to our global defined benefit pension plans in 2020. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $127 million in 2020, $120 million in 2021, $123 million in 2022, $125 million in 2023, $126 million in 2024 and $665 million from 2025 through 2029.
Postretirement Benefit Plans. The Business sponsors postretirement benefit plans that provide health and both life benefits to eligible retirees. The postretirement plans are unfunded. The benefit obligation was $6 million at both December 31, 2019 and 2018. The net periodic benefit cost was $0.2 million, $0.2 million and $0.3 million for 2019, 2018 and 2017, respectively. Other comprehensive income of $1 million was recognized during 2019 related to changes in benefit obligations.
The projected benefit obligation discount rate was 3.0% and 3.6% at December 31, 2019 and 2018, respectively. The Net Cost discount rate was 3.6%, 3.4% and 3.7% for 2019, 2018 and 2017, respectively.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $0.3 million in 2020, $0.3 million in 2021, $0.2 million in 2022, $0.2 million in 2023, $0.2 million in 2024 and $1.1 million from 2025 through 2029.
Multiemployer Benefit Plans. The Business contributes to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans a withdrawal liability based on the underfunded status of the plan.
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) zone status available in 2019 and 2018 is for the plan’s year-end at December 31, 2018, and December 31, 2017, respectively. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”).
(dollars in millions)	EIN/ Pension Plan Number	Zone Status		FIP/ RP Status Pending/ Implemented	Contributions		Surcharge Imposed	Expiration Date of Collective- Bargaining Agreement
Pension Fund		2019	2018		2019	2018
Metal and technology industry pension plan	N/A	Green	Green	No	$6	$6	No	September 30, 2021
Other funds					14	15
					$20	$21
UTC’s defined benefit pension and postretirement benefit plans have been accounted for as multi-employer plans in these Combined Financial Statements, in accordance with FASB ASC No. 715-30, “Defined Benefit Plans-Pension” and FASB ASC No. 715-60, “Defined Benefit Plans-Other Postretirement”. FASB ASC No. 715, “Compensation-Retirement Benefits” provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. Therefore, no assets or liabilities related to these plans have been included in the Combined Balance Sheets. These pension and post retirement expenses were allocated to the Business and reported in cost of goods sold, selling, general and administrative expenses and non-service pension costs. The amounts for pension and retirement expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:
(dollars in millions)	2019	2018	2017
Service cost	$18	$22	$23
Non-service pension cost	(81)	(80)	(57)
	$(63)	$(58)	$(34)
Stock-Based Compensation. Carrier participates in UTC’s long-term incentive plans (“LTIP”) which authorize various types of market and performance-based incentive awards including stock options, stock appreciation rights, performance share units and other such awards. Stock-based compensation expense reflected in the accompanying Combined Financial Statements relates to stock plan awards of UTC awarded to Carrier employees and not stock awards of Carrier as Carrier does not grant stock awards. The following disclosures represent stock-based compensation expenses attributable to Carrier based on the awards and terms previously granted under UTC’s stock-based compensation plans to Carrier employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Carrier would have experienced as an independent company for the periods presented.
Under the UTC LTIP Plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a three-year vesting period, subject to limited exceptions. In the event of retirement, annual stock appreciation rights, stock options and restricted stock units held for more than one year may become vested and exercisable, subject to certain terms and conditions. LTIP awards with performance-based vesting generally have a minimum three-year vesting period and vest based on actual performance against pre-established metrics. In the event of retirement, performance-based awards held for more than one year, remain eligible to vest based on actual performance relative to target metrics.
The Business measures the cost of all share-based payments, including stock options, at fair value on the grant date and recognizes this cost in the Combined Statements of Operations net of expected forfeitures. For the years ended December 31, 2019, 2018 and 2017, $52 million, $44 million and $34 million respectively, of compensation cost directly attributable to Carrier employees was recognized in operating results. The associated future income tax benefit recognized was $11 million, $10 million and $8 million for the years ended December 31, 2019, 2018 and 2017, respectively. The amounts have been adjusted for the impact of the TCJA. Please see Note 14 — Income Taxes for additional details.

For the years ended December 31, 2019, 2018 and 2017, the amount of cash received from the exercise of stock options was $3 million, $4 million and $7 million, respectively, with an associated tax benefit realized of $16 million, $7 million and $19 million, respectively. In addition, for the years ended December 31, 2019, 2018 and 2017, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $9 million, $2 million and $4 million, respectively. The 2019 amount was computed using current U.S. federal and state tax rates.
At December 31, 2019, there was $62 million of total unrecognized compensation costs related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 2.5 years.
A summary of the transactions under all long-term incentive plans that UTC granted to Carrier employees for the year ended December 31, 2019 follows:
	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/ Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price*
Outstanding at
December 31, 2018	71	$85.86	5,635	$100.16	289	$110.59	499
Granted	2	133.19	1,673	124.37	142	121.79	219
Ancillary**	—	—	—	—	18	95.53	—
Exercised/earned	(35)	87.18	(1,658)	89.30	(155)	95.54	(211)
Cancelled	(1)	110.83	(157)	120.41	(25)	112.39	(35)
Net Transfers(1)	(1)	95.23	665	105.29	93	108.91	121
December 31, 2019	36	$91.06	6,158	$109.71	362	$120.16	593
*	Weighted-average grant/exercise price
**	Ancillary shares granted based on actual performance achieved on the 2016 award
Note (1)	Represents net activity related to employee movement between UTC business units and other miscellaneous adjustments.
The weighted-average grant date fair value of stock options and stock appreciation rights granted by UTC during 2019, 2018 and 2017 was $21.02, $20.25 and $17.55, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted by UTC during 2019, 2018 and 2017 was $112.76, $131.42 and $111.00 respectively. The total fair value of awards vested during the years ended December 31, 2019, 2018 and 2017 was $48 million, $27 million and $35 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2019, 2018, and 2017 was $80 million, $43 million and $63 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $45 million, $14 million and $18 million during the years ended December 31, 2019, 2018 and 2017, respectively.
The following table summarizes information about equity awards outstanding for Carrier employees that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2019:
	Equity Awards Vested and Expected to Vest					Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation rights	6,083	$109.31	$246	6.1 years	3,333	$98.4	$171	4.3 years
Performance Share Units/ Restricted Stock	1,006	$—	$151	1.7 years
*	Weighted-average exercise price per share
**	Weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2019 and 2018. These assumptions represent those utilized by UTC and are not necessarily indicative of assumptions that would be used by Carrier as a stand-alone company. Lattice-based option models incorporate ranges of assumptions for inputs; those ranges are as follows:
	2019	2018	2017
Expected volatility	18.8% - 19.7%	17.5% - 21.1%	19%
Weighted-average volatility	20%	18%	19%
Expected term (in years)	6.5 - 6.6	6.5-6.6	6.5
Expected dividend yield	2.4%	2.2%	2.4%
Risk-free rate	2.3% - 2.7%	1.3% - 2.7%	0.5% - 2.5%
Expected volatilities are based on the returns of UTC stock, including implied volatilities from traded options on UTC’s stock for the binomial lattice model. UTC uses historical data to estimate equity award exercise and employee termination behavior within the valuation model. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.
NOTE 13: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2019, 2018 and 2017 is provided below:
(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Postretirement Plans	Unrealized Gains (Losses) on Available- for-Sale Securities	Unrealized Hedging Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2017	$(1,130)	$(211)	$262	$(5)	$(1,084)
Other comprehensive income (loss) before reclassifications, net	747	(32)	(31)	2	686
Amounts reclassified, pre-tax	(10)	16	(394)	1	(387)
Tax expense reclassified	—	5	163	—	168
Balance at December 31, 2017	$(393)	$(222)	$—	$(2)	$(617)
Other comprehensive loss before reclassifications, net	(441)	(209)	—	—	(650)
Amounts reclassified, pre-tax	—	17	—	2	19
Tax expense reclassified	—	33	—	—	33
Balance at December 31, 2018	$(834)	$(381)	$—	$—	$(1,215)
Other comprehensive loss before reclassifications, net	52	(109)	—	—	(57)
Amounts reclassified, pre-tax	2	11	—	—	13
Tax expense reclassified	—	15	—	—	15
ASU 2018-02 adoption impact	—	(9)	—	—	(9)
Balance at December 31, 2019	$(780)	$(473)	$—	$—	$(1,253)
Amounts reclassified related to defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 — Employee Benefit Plans for additional details).
Amounts reclassified in 2017 that relate to unrealized gains (losses) on available-for-sale securities, pre-tax includes approximately $394 million of previously unrealized gains reclassified to Other income (expense), net as a result of sales of significant investments in available-for-sale securities in 2017, including Carrier’s sale of investments in Watsco, Inc.

All noncontrolling interests with redemption features, such as put options, that are not solely within the Business’ control (redeemable noncontrolling interests) were reported in the mezzanine section of the Combined Balance Sheets, between liabilities and equity, at the greater of redemption value or initial carrying value through December 31, 2017. The decrease in the value of redeemable noncontrolling interest in the Combined Statements of Changes in Equity for the year ended December 31, 2017 is primarily attributable to our acquisition of the remaining interest in an Italian heating products and services company, initially acquired in 2016.
NOTE 14: INCOME TAXES
Income Before Income Taxes: The sources of income from operations before income taxes are:
(dollars in millions)	2019	2018	2017
United States	$1,460	$2,360	$1,620
Foreign	$1,212	$1,482	$1,434
Total	$2,672	$3,842	$3,054
On December 22, 2017 Public Law 115-97 “An Act to Provide for Reconciliation to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (“TCJA”).
Following enactment of the TCJA, Carrier no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. As such, in 2018 it recorded the international taxes associated with the future remittance of these earnings. For the remainder of Carrier’s undistributed international earnings, unless tax effective to repatriate, Carrier intends to continue to permanently reinvest these earnings. As of December 31, 2019, such undistributed earnings were approximately $6 billion, excluding other comprehensive income amounts. It is not practicable to estimate the amount of tax that might be payable on the remaining amounts.
Provision for Income Taxes
The income tax expense (benefit) for the years ended December 31, 2019, 2018 and 2017 consisted of the following components:
(dollars in millions)	2019	2018	2017
Current:
United States:
Federal	$262	$479	1,318
State	72	119	99
Foreign	305	342	342
	639	940	1,759
Future:
United States:
Federal	(14)	(37)	22
State	(2)	24	2
Foreign	(106)	146	4
	(122)	133	28
Income tax expense	517	1,073	1,787
Attributable to items credited to UTC Net Investment	$(36)	$(68)	$(168)
Reconciliation of Effective Income Tax Rate. Differences between the effective income tax rates and the statutory U.S. federal income tax rate are as follows:
(dollars in millions)	2019	2018	2017
Statutory U.S. federal income tax rate	21.0%	21.0%	35.0%
State income taxes	2.5%	2.6%	1.8%
Tax on international activities	2.5%	4.4%	(3.4)%
Tax audit settlements	(5.6)%	—%	(0.4)%
U.S. tax reform adoption	—%	—%	26.1%
Other	(1.0)%	(0.1)%	(0.6)%
Effective income tax rate	19.4%	27.9%	58.5%

The 2019 effective tax rate reflects a net tax benefit of $149 million as a result of the filing by a subsidiary of Carrier to participate in an amnesty program offered by the Italian Tax Authority and conclusion of the audit by the Examination Division of the Internal Revenue Service for the UTC 2014, 2015 and 2016 tax years.
The 2018 effective tax rate reflects a net tax charge of $102 million as a result of UTC’s change of assertion of no longer intending to reinvest certain undistributed earnings of its international subsidiaries.
The 2017 effective tax rate reflects a net tax charge of $799 million attributable to the passage of the TCJA. These amounts primarily relate to U.S. income tax attributable to certain previously undistributed earnings of the Business’ international subsidiaries and equity investments and the revaluation of U.S. deferred income taxes.
Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Combined Balance Sheets.
The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2019 and 2018 are as follows:
(dollars in millions)	2019	2018
Future income tax benefits:
Insurance and employee benefits	$76	$76
Other asset basis differences	128	126
Other liability basis differences	556	331
Tax loss carryforward	236	159
Tax credit carryforwards	55	60
Valuation allowances	(128)	(107)
	$923	$645

Future income taxes payable:
Intangible assets	$392	$403
Other asset basis differences	297	165
	$689	$568
Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.
Tax Credit and Loss Carryforwards. At December 31, 2019, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:
(dollars in millions)	Tax Loss Carryforwards	Tax Credit Carryforwards
Expiration period:
2020-2024	$52	$8
2025-2029	105	3
2030-2039	41	1
Indefinite	882	43
Total	$ 1,080	$55

Unrecognized Tax Benefits. At December 31, 2019, Carrier had gross tax-effected unrecognized tax benefits of $166 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2019, 2018 and 2017 is as follows:
(dollars in millions)	2019	2018	2017
Balance at January 1	$316	$290	$243
Additions for tax positions related to the current year	30	27	54
Additions for tax positions of prior years	14	3	17
Reductions for tax positions of prior years	(19)	(4)	(20)
Settlements	(175)	—	(4)
Balance at December 31	$166	$316	$290
Gross interest expense related to unrecognized tax benefits	$8	$8	$4
Total accrued interest balance at December 31	$25	$33	$24
Carrier conducts business globally and, as a result, Carrier or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. As noted previously, in certain jurisdictions, Carrier’s operations are included in combined tax returns with UTC. In the ordinary course of business, the Business is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Canada, China, Czech Republic, France, Germany, Hong Kong, India, Italy, Mexico, Netherlands, Singapore, the United Kingdom and the United States. With few exceptions, Carrier is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2010.
During the second quarter of 2019, a subsidiary of Carrier that was engaged in litigation before the Italian Supreme Court filed for participation in the Italian amnesty program. In addition, during the second quarter of 2019, the Examination Division of the IRS completed its review of UTC’s tax years of 2014, 2015 and 2016 and certain state income tax exams concluded. As a result of the amnesty filing in Italy and the conclusion of the IRS and state audits, Carrier recognized a non-cash gain of approximately $166 million, including pre-tax interest of approximately $16 million.
During 2017, Carrier recognized a noncash gain of approximately $20 million, including a pre-tax interest adjustment of $2 million, as a result of federal, state and non-U.S. tax year primarily related to the expiration of applicable statutes of limitation, including expiration of the U.S. federal income tax statute of limitations for UTC’s 2013 tax year.
It is reasonably possible that a net increase within the range of $14 million to $18 million of unrecognized tax benefits may occur over the next 12 months as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.
NOTE 15: RESTRUCTURING COSTS
During the years ended December 31, 2019, 2018 and 2017, the Business recorded net pre-tax restructuring costs totaling $126 million, $80 million and $111 million, respectively, for new and ongoing restructuring actions. The Business recorded charges in the segments as follows:
(dollars in millions)	2019	2018	2017
HVAC	$56	$20	$36
Refrigeration	14	23	13
Fire & Security	53	34	57
Eliminations and other	3	3	5
Total	$126	$80	$111

Restructuring charges incurred in the years ended December 31, 2019, 2018 and 2017 primarily relate to actions initiated during 2019, 2018 and 2017, and were recorded as follows:
(dollars in millions)	2019	2018	2017
Cost of sales	$36	$36	$48
Selling, general, & administrative	90	44	63
Total	$126	$80	$111
2019 Actions. During 2019, the Business recorded net pre-tax restructuring costs totaling $110 million for restructuring actions initiated in 2019, consisting of $29 million in Cost of sales and $81 million in Selling, general and administrative expenses. The 2019 actions relate to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations.
The following table summarizes the accrual balances and utilization by cost type for the 2019 restructuring actions:
(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Balance at January 1, 2019	$—	$—	$—
Net pre-tax restructuring costs	102	8	110
Utilization, foreign exchange and other costs	(60)	(7)	(67)
Balance at December 31, 2019	$42	$1	$43
The following table summarizes expected, incurred and remaining costs for the 2019 restructuring actions by segment:
(dollars in millions)	Expected Costs	Costs Incurred During 2019	Remaining Costs at December 31, 2019
HVAC	$53	$(51)	$2
Refrigeration	16	(14)	2
Fire & Security	49	(43)	6
Eliminations and other	2	(2)	—
Total	$120	$(110)	$10
2018 Actions. During 2019, the Business recorded net pre-tax restructuring costs totaling $16 million for restructuring actions initiated in 2018, consisting of $7 million in Cost of sales and $9 million in Selling, general and administrative expenses. The 2018 actions relate to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations.
The following table summarizes the accrual balances and utilization by cost type for the 2018 restructuring actions:
(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Balance at January 1, 2018	$—	$—	$—
Net pre-tax restructuring costs	57	6	63
Utilization, foreign exchange and other costs	(26)	(4)	(30)
Balance at December 31, 2018	$31	$2	$33
Net pre-tax restructuring costs	8	8	16
Utilization, foreign exchange and other costs	(30)	(9)	(39)
Balance at December 31, 2019	$9	$1	$10

The following table summarizes expected, incurred and remaining costs for the 2018 restructuring actions by segment:
(dollars in millions)	Expected Costs	Costs Incurred During 2018	Costs Incurred During 2019	Remaining Costs at December 31, 2019
HVAC	$24	$(17)	$(7)	$—
Refrigeration	26	(21)	—	5
Fire & Security	34	(22)	(9)	3
Eliminations and other	3	(3)	—	—
Total	$87	$(63)	$(16)	$8
2017 Actions. During 2019, the Business did not incur any costs related to restructuring actions initiated in 2017. The 2017 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations.
The following table summarizes the accrual balances and utilization by cost type for the 2017 restructuring actions:
(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Balance at January 1, 2017	$—	$—	$—
Net pre-tax restructuring costs	74	2	76
Utilization, foreign exchange and other costs	(33)	(1)	(34)
Balance at December 31, 2017	41	1	42
Net pre-tax restructuring costs	(4)	5	1
Utilization, foreign exchange and other costs	(26)	(1)	(27)
Balance at December 31, 2018	11	5	16
Net pre-tax restructuring costs	(1)	1	—
Utilization, foreign exchange and other costs	(7)	(1)	(8)
Balance at December 31, 2019	$3	$5	$8
As of December 31, 2019, remaining expected costs related to 2017 restructuring programs are not significant.
2016 Actions. During 2019, the Business did not incur any restructuring costs related to actions initiated in 2016 and prior. As of December 31, 2019, we have $5 million of accrual balances remaining related to 2016 and prior actions.
NOTE 16: EQUITY METHOD INVESTMENTS
Carrier had 30 and 31 uncombined domestic and foreign affiliates as of December 31, 2019 and 2018, respectively. The Business has reflected the results of its historical equity earnings from its equity investments in its Combined Statements of Operations. While the Business retains an ongoing interest in and has significant influence with its equity method investments, the Business does not control these operations directly. Carrier’s ownership interests in equity method investments vary among individual investments but range between 20% and 50%.

Summarized financial information for equity method investments is reflected below.
(dollars in millions)	2019	2018
Current assets	$4,324	$4,123
Noncurrent assets	2,058	1,703
Total assets	6,382	5,826
Current liabilities	2,310	2,204
Noncurrent liabilities	592	445
Total liabilities	2,902	2,649
Total net equity of investees	3,480	3,177
(dollars in millions)	2019	2018	2017
Net sales	$9,622	$9,142	$8,697
Gross profit	1,741	1,673	1,606
Income from continuing operations	578	645	561
Net income	578	645	561
Carrier periodically reviews the carrying value of its investments to determine if there has been an other-than-temporary decline in carrying value. A variety of factors are considered when determining if a decline in carrying value is other than temporary, including, among other factors, the financial condition and business prospects of the investee, as well as Carrier’s intent with regard to the investment. During the Business’ assessment of potential impairment indicators related to its equity method investments during 2019, the Business determined that indicators of impairment existed for a specific investment in its portfolio. The Business performed a valuation of this investment and determined that the fair value was less than its carrying value. As a result, the Business recorded a non-cash pre-tax charge of $108 million in the third quarter of 2019. There were no other material impairments of Carrier’s investments during the historical periods presented.
Carrier sells products to and purchases products from uncombined entities accounted for under the equity method, which are considered to be related parties. During each of the years ended December 31, 2019, 2018 and 2017, Product sales in the Combined Statements of Operations included sales to equity method investees of $1.8 billion, $1.9 billion and $1.9 billion, respectively. During the years ended December 31, 2019, 2018 and 2017, respectively, Cost of products sold in the Combined Statements of Operations included purchases from equity method investees of $368 million, $355 million and $378 million (as corrected from approximately $600 million in both 2018 and 2017). Carrier had receivables from equity method investees of $137 million and $101 million at December 31, 2019 and 2018, respectively. Carrier also had payables to equity method investees of $55 million and $74 million at December 31, 2019 and 2018, respectively. The receivables and payables were included in Account receivable, net and Accounts payable, respectively, on the Combined Balance Sheets.
NOTE 17: OTHER INCOME (EXPENSE), NET
(dollars in millions)	2019	2018	2017
Transaction gains	$—	$799	$379
Impairment of equity method investment (Note 16)	(108)	—	—
Other	106	138	196
Total	$(2)	$937	$575
The transaction gain recorded in 2018 relates to our sale of Taylor. The transaction gain recorded in 2017 relates to the sale of our investment in Watsco, Inc.
NOTE 18: GUARANTEES
The Business has commitments and performance guarantees, including energy savings guarantees, under long-term service and maintenance contracts related to its air conditioning equipment and system controls. Liabilities recorded on the Combined Balance Sheets related to these guarantees were not significant during the historical periods presented.

The Business also has obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety (including asbestos-related), tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $10 million at both December 31, 2019 and December 31, 2018 recorded within Accrued liabilities. For additional information regarding the environmental indemnifications, see Note 20 — Contingent Liabilities.
Carrier accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB ASC Topic 460-10: Guarantees, the Business records these liabilities at fair value.
The Business provides service and warranty policies on its products and extends performance and operating cost guarantees beyond normal service and warranty policies on some of its products. In addition, the Business incurs discretionary costs to service its products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are recorded to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2019 and 2018 are as follows:
(dollars in millions)	2019	2018
Balance as of January 1	$473	$500
Warranties and performance guarantees issued	182	171
Settlement made	(164)	(191)
Other	(3)	(7)
Balance as of December 31	$488	$473
NOTE 19: LEASES
We adopted ASU 2016-02, Leases (Topic 842) and its related amendments (collectively, the New Lease Accounting Standard) effective January 1, 2019, and elected the modified retrospective approach in which results for periods before 2019 were not adjusted for the new standard and the cumulative effect of the change in accounting was recognized through retained earnings at the date of adoption.
The New Lease Accounting Standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the Combined Balance Sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Combined Statement of Operations. In addition, this standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, the lease is treated as operating.
We have elected certain of the practical expedients available under the New Lease Accounting Standard. We have applied the practical expedient which allows prospective transition to the New Lease Accounting Standard on January 1, 2019. Under the transition practical expedient, we did not reassess lease classification, embedded leases or initial direct costs. We have applied the practical expedient for short-term leases, whereby a lease ROU asset and liability is not recognized and the expense is recognized in a straight-line basis over the lease term. In addition, we have lease agreements with lease and non-lease components, for which we have elected the practical expedients to combine these components for certain equipment leases. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease right-of-use assets and liabilities. The adoption of the New Lease Accounting Standard did not have a material effect on our Combined Statement of Operations or Combined Statement of Cash Flows. Upon adoption, we recorded an $894 million right-of-use asset and a $901 million lease liability. The adoption of the New Lease Accounting Standard had an immaterial impact on UTC Net Investment.

We enter into lease agreements for the use of real estate space, vehicles, information technology equipment and certain other equipment under operating and finance leases. We determine if an arrangement contains a lease at inception. Operating leases are included in Operating lease right-of-use assets, Accrued liabilities and Operating lease liabilities in our Combined Balance Sheet. Finance leases are not considered significant to our Combined Balance Sheet or Combined Statement of Operations.
Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use an incremental borrowing rate, consistent with that of UTC, based on the information available at commencement date in determining the present value of lease payments, and use the implicit rate when readily determinable. We determine our incremental borrowing rate through market sources including relevant industry rates. Our lease right-of-use assets also include any lease pre-payments and exclude lease incentives. Certain of our leases include variable payments, which may vary based upon changes in facts or circumstances after the start of the lease. We exclude variable payments from lease right-of-use assets and lease liabilities, to the extent not considered fixed, and instead, expense variable payments as incurred. Variable lease expense and lease expense for short duration contracts is not a material component of lease expense. Our leases generally have remaining lease terms of 1 to 25 years, some of which include options to extend leases. The majority of our leases with options to extend are up to 3 years with the ability to terminate the lease within 1 year. The exercise of lease renewal options is at our sole discretion and our lease right-of-use assets and liabilities reflect only the options we are reasonably certain that we will exercise. Lease expense is recognized on a straight-line basis over the lease term.
Operating lease expense for the year ended December 31, 2019, was $206 million.
Supplemental cash flow information related to operating leases was as follows:
(dollars in millions)	Year Ended December 31, 2019
Operating cash flows used for the measurement of operating lease liabilities	$(201)
Operating lease right-of-use assets obtained in exchange for operating lease obligations	$136
Operating lease right-of-use assets and liabilities are reflected on our Combined Balance Sheet as follows:
(dollars in millions, except lease term and discount rate)	December 31, 2019
Operating lease right-of-use assets	$832
Accrued liabilities	(163)
Operating lease liabilities	(682)
Total operating lease liabilities	$(845)
Supplemental information related to operating leases was as follows:
December 31, 2019
Weighted-Average Remaining Lease Term (in years)	8.0
Weighted-Average Discount Rate	3.6%
Carrier has historically operated as a part of UTC and currently uses UTC’s weighted-average discount rate. This rate may differ when Carrier operates on a stand-alone basis.

Undiscounted maturities of operating lease liabilities, including options to extend lease terms that are reasonably certain of being exercised, as of December 31, 2019 are as follows:
(dollars in millions, except lease term and discount rate)	Operating
2020	$182
2021	151
2022	121
2023	97
2024	73
Thereafter	315
Total undiscounted lease payments	939
Less imputed interest	(94)
Total discounted lease payments	$845
Prior to the adoption of the New Lease Accounting Standard, rental commitments on an undiscounted basis were approximately $685 million at December 31, 2018, under long-term non-cancelable operating leases and were payable as follows: $189 million in 2019, $146 million in 2020, $110 million in 2021, $77 million in 2022, $52 million in 2023 and $111 million thereafter. Rent expense was $167 million and $164 million in 2018 and 2017, respectively.
NOTE 20: CONTINGENT LIABILITIES
Except as otherwise noted, while the Business is unable to predict the final outcome, based on information currently available, the Business does not believe that resolution of any of the following matters will have a material adverse effect upon the Business’ competitive position, results of operations, cash flows or financial condition.
Environmental. The Business’ operations are subject to environmental regulation by authorities with jurisdiction over its operations. As described in Note 3 to the Combined Financial Statements, the Business has accrued for the costs of environmental remediation activities, including but not limited to investigatory, remediation, operating and maintenance costs and performance guarantees, and periodically reassesses these amounts. Management believes that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2019 and 2018, the outstanding liability for environmental obligations was $217 million and $215 million, respectively, of which $14 million and $15 million is included in Accrued liabilities and $203 million and $200 million is included in Other long-term liabilities in the accompanying Combined Balance Sheets.
Legal Proceedings. Asbestos Matters — The Business and its combined subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos integrated into certain of Carrier’s products or business premises. While the Business has never manufactured asbestos and no longer incorporates it in any currently-manufactured products, certain of Carrier’s historical products, have contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos related claims were not material individually or in the aggregate in any year.
The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts. The estimated range of total liabilities to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $255 million to $290 million. Where no amount within a range of estimates is more likely, the minimum is accrued. We have recorded the minimum amount of $255 million, which is principally recorded in Other long-term liabilities on the Combined Balance Sheet as of December 31, 2019. This amount is on a pre-tax basis, not discounted, and excludes the Business’ legal fees to defend the asbestos claims, which will continue to be expensed by the Business as they are incurred. In addition, the Business has an insurance recovery receivable for probable asbestos related recoveries of approximately $104 million, which is included primarily in Other assets on the Combined Balance Sheet as of December 31, 2019.

Other. As described in Note 18 to the Combined Financial Statements, the Business extends performance and operating cost guarantees beyond the normal warranty and service policies for extended periods on some of the products. The Business typically accrues its estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated. For further discussion and rollforward related warranties, see Note 18 — Guarantees.
The Business also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the ordinary course of business. The Business accrues contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then the Business accrues the minimum amount.
In the ordinary course of business, Carrier is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Business and its subsidiaries and could result in fines, penalties, compensatory or treble damages or non-monetary relief. The Business does not believe that these matters will have a material adverse effect upon its competitive position, results of operations, cash flows or financial condition.
NOTE 21: SEGMENT FINANCIAL DATA
Carrier has historically operated as an operating segment within UTC. As it is transitioning into an independent, publicly traded company, the Business’ Chief Executive Officer, its Chief Operating Decision Maker (“CODM”), evaluated how to view and measure the Business’ performance. Based upon such evaluation, and effective during the second quarter of 2019, Carrier determined it is organized into three operating segments, which are also its reportable segments, based on how the CODM allocates resources, assesses performance and makes strategic and operational decisions. The CODM allocates resources to and evaluates the financial performance of each operating segment primarily based on net sales and operating profit. For the years ended December 31, 2019, 2018 and 2017, segment results are presented in accordance with this new structure. The Carrier operating segments determined in accordance with FASB ASC Topic 280 — Segment Reporting are (1) HVAC; (2) Refrigeration; and (3) Fire & Security. The segments are generally determined based on the decision-making structure of the Business and the grouping of similar products and services.
HVAC provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Carrier’s industry-leading family of brands includes Carrier, Automated Logic, Bryant, CIAT, Day & Night, Heil, NORESCO and Riello. Products include air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers, dealers and retail outlets.
Refrigeration is comprised of transport refrigeration and commercial refrigeration products and solutions. Transport refrigeration products and services include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail. Transport refrigeration products and cold chain monitoring solutions are used to enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems and controls. Carrier’s commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of retail food and beverage. The Business’ Refrigeration products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Refrigeration products and services are sold directly, including to transportation companies and retail stores, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers and dealers.
Fire & Security includes a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems. Other fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance and repair and monitoring services.

Established brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra. Fire & Security products and solutions are sold directly to end customers, as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers.
Segment Information. Total sales by segment include inter-segment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:
	Net sales			Operating profit
(dollars in millions)	2019	2018	2017	2019	2018	2017
HVAC	$9,712	$9,713	$9,045	$1,563	$1,720	$2,001
Refrigeration	3,792	4,095	3,823	532	1,353	562
Fire & Security	5,500	5,531	5,324	708	726	639
Total Segment	19,004	19,339	18,192	2,803	3,799	3,202
Eliminations and other	(396)	(425)	(378)	(156)	(24)	(32)
General corporate expenses	—	—	—	(156)	(138)	(140)
Combined	$18,608	$18,914	$17,814	$2,491	$3,637	$3,030
Total assets are not presented for each segment as they are not presented to or reviewed by the CODM.
	Segment Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
HVAC	$1,953	$1,844	$1,630	$150	$149	$148	$160	$164	$173
Refrigeration	989	998	1,017	30	40	36	34	36	33
Fire & Security	1,728	1,764	1,698	50	45	50	123	141	152
Total Segment	4,670	4,606	4,345	230	234	234	317	341	358
Eliminations and other	10	(4)	(10)	13	29	92	18	16	14
Combined	$4,680	$4,602	$4,335	$243	$263	$326	$335	$357	$372
Cash and cash equivalents	952	1,129	1,324
Other assets, current	327	378	341
Total Current Assets	$5,959	$6,109	$6,000
Segment assets in the table above represents accounts receivable, contract assets, current, and inventories, net. Such accounts are regularly reviewed by management and are therefore reported above as segment assets. All other remaining assets and liabilities for all periods presented are managed on a company-wide basis.
Geographic External Sales and Long-Lived Assets. Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. With the exception of the U.S. presented in the table below, there were no individually significant countries with sales exceeding 10% of total sales during the years ended December 31, 2019, 2018 and 2017. Long-lived assets are net fixed assets attributed to the specific geographic regions:
	External Net sales			Long-Lived Assets
(dollars in millions)	2019	2018	2017	2019	2018	2017
United States Operations	$9,594	$9,415	$8,686	$701	$700	$727
International Operations:
Europe	5,327	5,711	5,323	439	451	480
Asia Pacific	2,813	2,853	2,782	241	244	222
Other	874	935	1,023	282	258	255
	$18,608	$18,914	$17,814	$1,663	$1,653	$1,684

Segment sales disaggregated by product versus service for the year ended December 31, 2019, 2018 and 2017 are as follows:
(dollars in millions)	2019	2018	2017
Sales Type
Product	$8,279	$8,395	$7,902
Service	1,433	1,318	1,143
Total HVAC sales	9,712	9,713	9,045
Product	3,405	3,665	3,427
Service	387	430	396
Total Refrigeration sales	3,792	4,095	3,823
Product	4,072	4,039	3,824
Service	1,428	1,492	1,500
Total Fire & Security sales	5,500	5,531	5,324
Total segment sales	19,004	19,339	18,192
Eliminations and other	(396)	(425)	(378)
Combined	$18,608	$18,914	$17,814
Major Customers. There were no customers that individually accounted for 10% or more of the Business’ combined Net sales for the years ended December 31, 2019, 2018 and 2017.
NOTE 22: SUBSEQUENT EVENTS
The Business evaluated events and transactions occurring subsequent to December 31, 2019 through February 7, 2020, the date the Combined Financial Statements were issued and concluded that there were no subsequent events that required recognition or disclosure.
Events Subsequent to Original Issuance of Combined Financial Statements (Unaudited)
In connection with the reissuance of the Combined Financial Statements, the Business has evaluated subsequent events through March 11, 2020, the date the Combined Financial Statements were available to be reissued.
On February 10, 2020, Carrier entered into a revolving credit agreement providing for a $2.0 billion unsecured, unsubordinated 5-year revolving credit facility and a term loan credit agreement providing for a $1.75 billion unsecured, unsubordinated 3-year term loan credit facility. Carrier expects to draw upon the term loan credit agreement in full and use the proceeds to make a cash distribution to UTC prior to the separation of Carrier from UTC. The term loan credit agreement will initially be guaranteed by UTC and the UTC guarantee will terminate upon the distribution of shares of Carrier common stock to UTC shareholders in connection with the separation of Carrier from UTC.
On February 27, 2020, Carrier issued $9.25 billion of unsecured, unsubordinated notes consisting of the following: $500 million of 1.923% notes due 2023, $2.0 billion of 2.242% notes due 2025, $1.25 billion of 2.493% notes due 2027, $2.0 billion of 2.722% notes due 2030, $1.5 billion of 3.377% notes due 2040 and $2.0 billion of 3.577% notes due 2050 (together, the “Notes”).
Carrier used the net proceeds from the sale of the Notes to make a cash distribution to UTC. Each series of Notes initially will be guaranteed on an unsecured, unsubordinated basis by UTC. Each of the UTC guarantees will terminate upon the distribution of shares of Carrier common stock to UTC shareowners in connection with the separation of Carrier from UTC.

Schedule II
Carrier Global Corporation
(A Business of United Technologies Corporation)
Valuation and Qualifying Accounts
As of and for the Years Ended December 31, 2019, 2018 and 2017
(Dollars in millions)
Allowances for Doubtful Accounts
Balance, January 1, 2017	$157
Provision charged to income	12
Doubtful accounts written off (net)	(23)
Other adjustments	6
Balance, December 31, 2017	152
Provision charged to income	20
Doubtful accounts written off (net)	(22)
Other adjustments	(9)
Balance, December 31, 2018	141
Provision charged to income	18
Doubtful accounts written off (net)	(45)
Other adjustments(1)	(69)
Balance, December 31, 2019	$45
(Dollars in millions)
Future Income Tax Benefits — Valuation allowance
Balance, January 1, 2017	$104
Additions charged to income tax expense	17
Reductions credited to income tax expense	(11)
Other adjustments	3
Balance, December 31, 2017	113
Additions charged to income tax expense	15
Reductions credited to income tax expense	(14)
Other adjustments	(7)
Balance, December 31, 2018	107
Additions charged to income tax expense	41
Reductions credited to income tax expense	(16)
Other adjustments	(4)
Balance, December 31, 2019	$128
(1)	Includes $61 million of the prior year allowance for doubtful accounts which has been reflected as a direct reduction in Trade receivables.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareowners of Carrier Global Corporation
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of Carrier Global Corporation and its subsidiaries (the “Company”) as of September 30, 2020, and the related condensed consolidated statements of operations, of comprehensive income and of changes in equity for the three-month and nine-month periods ended September 30, 2020 and 2019 and the condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2020 and 2019, including the related notes (collectively referred to as the “interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America, the combined balance sheet of the Company as of December 31, 2019, and the related combined statements of operations, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 7, 2020, which included a paragraph describing a change in the manner of accounting for leases in the 2019 financial statements, we expressed an unqualified opinion on those combined financial statements. As discussed in Note 2 to the accompanying condensed consolidated interim financial information, the Company completed its separation, became an independent public company and has reflected the effects of the separation, reporting the historical results of the Company as a standalone company. The accompanying December 31, 2019 condensed consolidated balance sheet reflects this change.
Basis for Review Results
This interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
October 29, 2020

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions, except per share amounts; shares in millions)	2020	2019	2020	2019
Net sales
Product sales (Note 5)	$4,193	$3,998	$10,615	$11,703
Service sales	809	824	2,247	2,404
	5,002	4,822	12,862	14,107
Costs and expenses
Cost of products sold (Note 5)	2,884	2,784	7,464	8,255
Cost of services sold	557	592	1,574	1,706
Research and development	100	102	292	302
Selling, general and administrative	681	702	2,010	2,066
	4,222	4,180	11,340	12,329
Equity method investment net earnings	62	78	148	198
Other income (expense), net	239	(91)	168	(42)
Operating profit	1,081	629	1,838	1,934
Non-service pension benefit	16	47	47	124
Interest (expense) income, net	(88)	3	(206)	23
Income from operations before income taxes	1,009	679	1,679	2,081
Income tax expense	261	175	560	380
Net income from operations	748	504	1,119	1,701
Less: Non-controlling interest in subsidiaries' earnings from operations	7	12	21	25
Net income attributable to common shareowners	$741	$492	$1,098	$1,676

Earnings per share (Note 3)
Basic	$0.86	$0.57	$1.27	$1.94
Diluted	$0.84	$0.57	$1.25	$1.94

Weighted-average number of shares outstanding (Note 3)
Basic	866.4	866.2	866.3	866.2
Diluted	881.5	866.2	876.2	866.2
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Net income from operations	$748	$504	$1,119	$1,701
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments arising during period	307	(278)	68	(263)
Pension and post-retirement benefit plan adjustments	5	2	18	11
Other comprehensive income (loss), net of tax	312	(276)	86	(252)
Comprehensive income	1,060	228	1,205	1,449
Less: Comprehensive income attributable to non-controlling interest	(12)	(8)	(25)	(23)
Comprehensive income attributable to common shareowners	$1,048	$220	$1,180	$1,426
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(dollars in millions)	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$3,848	$952
Accounts receivable, net (Note 5 and Note 6)	2,872	2,726
Contract assets, current	753	622
Inventories, net	1,581	1,332
Other assets, current	280	327
Total current assets	9,334	5,959
Future income tax benefits	439	500
Fixed assets, net	1,676	1,663
Operating lease right-of-use assets	823	832
Intangible assets, net	1,024	1,083
Goodwill	9,906	9,884
Pension and post-retirement assets	574	490
Equity method investments	1,696	1,739
Other assets	256	256
Total Assets	$25,728	$22,406

Liabilities and Equity
Accounts payable (Note 5)	$2,019	$1,701
Accrued liabilities (Note 5)	2,445	2,088
Contract liabilities, current	495	443
Current portion of long-term debt	223	237
Total current liabilities	5,182	4,469
Long-term debt	11,751	82
Future pension and post-retirement obligations	473	456
Future income tax obligations (Note 5 and Note 14)	471	1,099
Operating lease liabilities	676	682
Other long-term liabilities (Note 5)	1,738	1,183
Total Liabilities	20,291	7,971
Commitments and contingent liabilities (Note 18)
Equity
UTC Net investment	—	15,355
Common stock, par value $0.01; 4,000,000,000 shares authorized; 866,687,269 shares issued and outstanding as of September 30, 2020	9	—
Additional paid-in capital	5,327	—
Retained earnings	932	—
Accumulated other comprehensive loss	(1,172)	(1,253)
Non-controlling interest	341	333
Total Equity	5,437	14,435
Total Liabilities and Equity	$25,728	$22,406
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(dollars in millions)	UTC Net Investment	Accumulated Other Comprehensive Loss	Common Stock	Additional Paid-In Capital	Retained Earnings	Non- Controlling Interest	Total Equity
Balance as of January 1, 2019	$15,132	$(1,215)	$—	$—	$—	$352	$14,269
Net income	400	—	—	—	—	3	403
Other comprehensive income, net of tax	—	96	—	—	—	5	101
Dividends attributable to non-controlling interest	—	—	—	—	—	(2)	(2)
Net transfers to UTC	(81)	—	—	—	—	—	(81)
Adoption impact of ASU 2018-02	9	(9)	—	—	—	—	—
Balance as of March 31, 2019	15,460	(1,128)	—	—	—	358	14,690
Net income	784	—	—	—	—	10	794
Other comprehensive loss, net of tax	—	(74)	—	—	—	(3)	(77)
Dividends attributable to non-controlling interest	—	—	—	—	—	(2)	(2)
Net transfers to UTC	(445)	—	—	—	—	—	(445)
Balance as of June 30, 2019	15,799	(1,202)	—	—	—	363	14,960
Net income	492	—	—	—	—	12	504
Other comprehensive loss, net of tax	—	(272)	—	—	—	(4)	(276)
Net transfers to UTC	(544)	—	—	—	—	—	(544)
Balance as of September 30, 2019	$15,747	$(1,474)	$—	$—	$—	$371	$14,644
(dollars in millions)	UTC Net Investment	Accumulated Other Comprehensive Loss	Common Stock	Additional Paid-In Capital	Retained Earnings	Non- Controlling Interest	Total Equity
Balance as of January 1, 2020	$15,355	$(1,253)	$—	$—	$—	$333	$14,435
Net income	96	—	—	—	—	6	102
Other comprehensive loss, net of tax	—	(483)	—	—	—	(2)	(485)
Dividends attributable to non-controlling interest	—	—	—	—	—	(8)	(8)
Net transfers to UTC	(11,014)	—	—	—	—	—	(11,014)
Adoption impact of ASU 2016-13	(4)	—	—	—	—	—	(4)
Balance as of March 31, 2020	4,433	(1,736)	—	—	—	329	3,026
Net income	—	—	—	—	261	8	269
Other comprehensive income, net of tax	—	257	—	—	—	1	258
Dividends declared on Common Stock ($0.08 per share)	—	—	—	—	(70)		(70)
Common stock issued under employee plans	—	—	—	24	—	—	24
Net transfers from UTC	859	—	—	—	—	—	859
Reclassification of UTC Net Investment to Common stock and Additional paid-in capital	(5,292)	—	9	5,283	—	—	—
Balance as of June 30, 2020	—	(1,479)	9	5,307	191	338	4,366
Net income	—	—	—	—	741	7	748
Other comprehensive income, net of tax	—	307	—	—	—	5	312
Common stock issued under employee plans	—	—	—	20	—	—	20
Dividends attributable to non-controlling interest	—	—	—	—	—	(9)	(9)
Balance as of September 30, 2020	$—	$(1,172)	$9	$5,327	$932	$341	$5,437
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Operating Activities
Net income from operations	$1,119	$1,701
Adjustments to reconcile net income from operations to net cash flows provided by operating activities, net of acquisitions and dispositions
Depreciation and amortization	241	251
Deferred income tax provision	121	(109)
Stock compensation costs	56	40
Equity method investment net earnings	(148)	(198)
Distributions from equity method investments	88	80
Impairment charge on minority-owned joint venture investments	72	108
Gain on sale of investment	(252)	—
Changes in operating assets and liabilities
Accounts receivable, net	(117)	(205)
Contract assets, current	(120)	(50)
Inventories, net	(237)	(269)
Other assets, current	52	50
Accounts payable and accrued liabilities	529	(198)
Contract liabilities, current	44	(10)
Defined benefit plan contributions	(29)	(29)
Other operating activities, net	74	(173)
Net cash flows provided by operating activities	1,493	989

Investing Activities
Capital expenditures	(151)	(139)
Proceeds on sale of investment	300	—
Receipt from settlement of derivative contracts	67	—
Other investing activities, net	14	(11)
Net cash flows provided by (used in) investing activities	230	(150)

Financing Activities
(Decrease) increase in short-term borrowings, net	(22)	43
Issuance of long-term debt	11,762	106
Repayment of long-term debt	(124)	(98)
Dividends paid on common stock	(70)	—
Dividends paid to non-controlling interest	(17)	(4)
Net transfers to UTC	(10,359)	(1,111)
Other financing activities, net	3	(31)
Net cash flows provided by (used in) financing activities	1,173	(1,095)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(12)
Net increase (decrease) in cash and cash equivalents and restricted cash	2,896	(268)
Cash, cash equivalents and restricted cash, beginning of period	957	1,134
Cash, cash equivalents and restricted cash, end of period	3,853	866
Less: restricted cash	5	4
Cash and cash equivalents, end of period	$3,848	$862
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

CARRIER GLOBAL CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The Condensed Consolidated Financial Statements as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 are unaudited, and include all adjustments, consisting only of normal recurring adjustments considered necessary by management to fairly state our results of operations, financial position and cash flows for the interim periods. The results reported in the Unaudited Condensed Consolidated Financial Statements are not necessarily indicative of results that may be expected for any other interim period or the entire year. The financial information included herein should be read in conjunction with the financial statements and notes in the Company's information statement, dated March 16, 2020, which was included as Exhibit 99.1 in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2020 (the “Information Statement”).
Impact of the COVID-19 pandemic
A novel strain of coronavirus (“COVID-19”) surfaced in Wuhan, China in late 2019 and has since spread throughout the rest of the world. In March 2020, COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government. The pandemic has negatively affected the U.S. and global economies, disrupted global supply chains and financial markets, resulted in significant travel restrictions, mandated facility closures and shelter-in-place orders.
Carrier is taking all prudent measures to protect the health and safety of our employees. In particular, we have implemented work from home requirements (where possible), social distancing and deep cleaning protocols at all of our facilities as well as travel restrictions, among other measures. We have also taken appropriate measures to work with our customers to minimize potential disruptions and to support the communities that we serve to address the challenges posed by the pandemic.
The full extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic as well as any worsening or additional outbreaks of the pandemic, and related containment and mitigation actions taken by the U.S., state and local and international governments to prevent disease spread. The extent of the pandemic's impact on Carrier will also depend upon our employees' ability to work safely in our facilities, our customers’ ability to continue to operate or to receive our products, and the level of activity and demand for the ultimate products and services of our customers or their customers.
During the three months ended March 31, 2020, we temporarily closed or reduced production at manufacturing facilities in North America, Asia and Europe for safety reasons and in response to lower demand for our products. Subsequently, our manufacturing operations have resumed, measures have been enacted to scale capacity to demand, and we continue to actively take steps to mitigate supply chain risk. We continue to apply appropriate safety measures and have not experienced any significant disruptions to our manufacturing operations. We also initiated return-to-work protocols at our non-manufacturing facilities where employees were previously working remotely.
We continue to focus on navigating the challenges COVID-19 presents by preserving our liquidity and managing our cash flows through preemptive actions to enhance our ability to meet our liquidity needs over the next twelve months. Such actions during the nine months ended September 30, 2020 include, but are not limited to, modifying the financial covenants in our revolving and term loan credit facilities and issuing $750 million of unsecured, unsubordinated long-term debt (see Note 10 – Borrowings and Lines of Credit for additional information), reducing our discretionary spending, capital investments and general and administrative costs by implementing temporary pay freezes and pay cuts, employee furloughs and suspending non-critical hiring, and participating in global COVID-19 relief measures, including the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, which provides for payroll tax deferrals and credits, income tax payment deferrals and an increase in the income tax interest deduction limitation.
NOTE 1: DESCRIPTION OF THE BUSINESS
Carrier Global Corporation is a leading global provider of heating, ventilating, air conditioning (“HVAC”), refrigeration, and fire and security solutions. Carrier also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. Carrier’s operations are classified into three segments: HVAC, Refrigeration and Fire & Security. The HVAC and Refrigeration segments sell their products and solutions directly, including to building contractors and owners, transportation companies and retail stores, or indirectly through joint venture and other minority-owned investments, independent sales representatives, distributors, wholesalers, dealers and retail outlets. These products and services are sold under the Carrier name and other brand names including Automated Logic, Bryant, CIAT, Day & Night, Heil, NORESCO, Riello, Carrier Commercial Refrigeration, Carrier Transicold, Sensitech and others. The Fire & Security segment sells its products directly to customers, or indirectly through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers. Fire & Security’s products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. These products and services are sold under brand names including Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Kidde, LenelS2, Marioff, Onity, Supra and others.
On November 26, 2018, United Technologies Corporation, since renamed Raytheon Technologies Corporation (“UTC”), announced its intention to spin off Carrier, one of UTC's reportable segments, into a separate publicly traded company (the “Separation”). On April 3, 2020 (the “Distribution Date”), UTC completed the Separation through a pro-rata distribution (the “Distribution”) of all of the outstanding common stock of the Company to UTC shareowners who held shares of UTC common stock as of the close of business on March 19, 2020, the record date for the Distribution. UTC distributed 866,158,910 shares of Carrier common stock in the Distribution, which was effective at 12:01 a.m., Eastern Time, on April 3, 2020 (the “Effective Time”). As a result of the Distribution, UTC shareowners of record received one share of the Company's common stock for every one share of UTC common stock and Carrier became an independent public company and our common stock is listed under the symbol “CARR” on the New York Stock Exchange. In connection with the Separation, Carrier issued an aggregate principal balance of $11.0 billion of debt and transferred approximately $10.9 billion of cash to UTC on February 27, 2020 and March 27, 2020. On April 1, 2020 and April 2, 2020, Carrier received cash contributions totaling $590 million from UTC related to the Separation. See Note 10 – Borrowings and Lines of Credit and Note 3 – Earnings Per Share for additional information.
In connection with the Separation, Carrier entered into several agreements with UTC and Otis Worldwide Corporation (“Otis”), including a separation and distribution agreement that sets forth certain agreements with UTC and Otis regarding the principal actions to be taken in connection with the Separation, including identifying the assets transferred, the liabilities assumed and the contracts transferred to each of UTC, Otis and Carrier as part of the Separation, and when and how these transfers and assumptions occurred. Other agreements we entered into that govern aspects of our relationship with UTC and Otis following the Separation include:
Transition Services Agreement. We entered into a Transition Services Agreement (the “TSA”) with UTC and Otis in connection with the Separation pursuant to which UTC provides us with certain services and we provide certain services to UTC for a limited time to help ensure an orderly transition following the Separation. The services we receive include, but are not limited to, information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services. The costs for these services historically were included in our operating results based on allocations from UTC and in the nine months ended September 30, 2020, were not materially different under the TSA from such costs historically nor do we expect such costs to be materially different when these services are ultimately transitioned from UTC to Carrier.
Tax Matters Agreement. We entered into a Tax Matters Agreement (the “TMA”) with UTC and Otis that governs the parties’ respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). Subject to certain exceptions set forth in the TMA, Carrier generally is responsible for federal, state and foreign taxes imposed on a separate return basis upon Carrier (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that ended on or prior to the date of the Distribution. The TMA provides special rules that allocate responsibility for tax liabilities arising from a failure of the Separation transactions to qualify for tax-free treatment based on the reasons for such failure. The TMA also imposes restrictions on each of Carrier and Otis during the two-year period following the Distribution that are intended to prevent certain transactions from failing to qualify as transactions that are generally tax-free.

Employee Matters Agreement and Intellectual Property Agreement. We entered into an employee matters agreement and intellectual property agreement with UTC and Otis in connection with the Separation.
NOTE 2: BASIS OF PRESENTATION
The Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. All significant intra-company accounts and transactions have been eliminated in the preparation of the Unaudited Condensed Consolidated Financial Statements. Related party transactions between the Company and its equity method investees have not been eliminated.
Non-controlling interest represents a non-controlling investor's interests in the results of subsidiaries that we control and consolidate.
Certain immaterial amounts presented in the Information Statement have been reclassified to conform to the current period presentation, including the reclassification of the Current portion of long-term debt from Accrued liabilities for 2019 on the accompanying Unaudited Condensed Consolidated Balance Sheet.
The Company's financial statements for periods prior to the Separation and the Distribution are prepared on a “carve-out” basis, as described below. The Company's financial statements for the period from April 3, 2020 through September 30, 2020 are consolidated financial statements based on the reported results of Carrier as a stand-alone company.
Basis of Presentation Prior to the Separation and the Distribution
For the period prior to the Separation and the Distribution, the Unaudited Condensed Consolidated Financial Statements reflect the Company's financial position, results of operations and cash flows for the periods presented, which were historically managed by UTC. For the periods presented prior to the Separation and the Distribution, the Unaudited Condensed Consolidated Financial Statements are derived from UTC's consolidated financial statements and accounting records.
The Unaudited Condensed Consolidated Statement of Operations includes all revenues and costs directly attributable to Carrier, including costs for facilities, functions and services used by Carrier. Prior to the Separation, costs for certain functions and services performed by UTC were directly charged to Carrier based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, proportionate usage or other allocation methods. The results of operations include allocations of costs for administrative functions and services performed on behalf of Carrier by centralized groups within UTC and of certain pension and other post-retirement benefit costs (see Note 5 – Related Parties for a description of the allocation methodologies). All charges and allocations for facilities, functions and services performed by UTC have been deemed settled in cash by Carrier to UTC in the period in which the cost was recorded in the Unaudited Condensed Consolidated Statement of Operations.
Prior to the Separation, UTC used a centralized approach to cash management and the financing of its operations. Accordingly, none of UTC's cash, third party debt or related interest expense has been allocated to Carrier in the Unaudited Condensed Consolidated Financial Statements for the period prior to the Separation. However, cash balances primarily associated with certain foreign entities that did not participate in UTC’s cash management program have been included in the Unaudited Condensed Consolidated Financial Statements for periods prior to the Separation. Transactions between UTC and Carrier are deemed settled immediately through UTC’s Net investment, other than those transactions which have been historically cash-settled and which are reflected in the Unaudited Condensed Consolidated Balance Sheet within Accounts receivable, net and Accounts payable. The net effect of the deemed settled transactions is reflected in the Unaudited Condensed Consolidated Statement of Cash Flows as Net transfers to UTC within financing activities and in the Unaudited Condensed Consolidated Balance Sheet as UTC’s Net investment (see Note 5 – Related Parties for additional information).
All of the allocations and estimates in the Unaudited Condensed Consolidated Financial Statements are based on assumptions that management believes are reasonable. However, for the periods prior to the Separation, the Unaudited Condensed Consolidated Financial Statements may not be indicative of the Company's future financial position, results of operations and cash flows or if the Company had been a separate, stand-alone entity during the periods presented.

Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU and its related amendments (collectively, the “Credit Loss Standard”) modified the credit loss model to utilize an expected loss methodology in place of an incurred loss methodology for financial instruments, including trade receivables, contract assets, long-term receivables and off-balance sheet credit exposures. The Credit Loss Standard requires consideration of a broader range of information to estimate expected credit losses, including historical information, current conditions and a reasonable forecast period. This ASU requires that the statement of operations reflect the measurement of credit losses for newly recognized financial assets as well as an expected increase or decrease of expected credit losses that have taken place during the period, which may result in earlier recognition. The Company adopted the Credit Loss Standard effective January 1, 2020, utilizing a modified retrospective approach and its adoption did not have a significant impact on the Company's Unaudited Condensed Consolidated Financial Statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under this ASU, a goodwill impairment is calculated as the difference between the carrying amount of the reporting unit and its fair value, but not to exceed the carrying amount of the goodwill allocated to that reporting unit. Additionally, this ASU requires the same impairment testing methodology for all reporting units, even those with a zero or negative carrying amount, and requires an entity to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The Company adopted this ASU effective January 1, 2020 and its adoption did not have a significant impact on the Company's Unaudited Condensed Consolidated Financial Statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The Company adopted this ASU effective January 1, 2020 and its adoption did not have a significant impact on the Company's Unaudited Condensed Consolidated Financial Statements.
Recently Issued SEC Rules
In May 2020, the SEC issued Final Rule Release No. 33-10786, which amends the financial statement requirements for acquisitions and dispositions of businesses and related pro forma financial information required under SEC Regulation S-X, Rule 3-05. The final rule modifies the significance test required in SEC Regulation S-X, Rule 1-02(w) by raising the significance threshold for reporting dispositions of a business from 10% to 20% and by modifying the calculation of the investment and income tests. In accordance with Rules 3-09 or 4-08(g), the revised income test will apply to the evaluation of equity method investments for significance. The Company is currently evaluating the impact of these modifications, which are effective for fiscal years beginning after December 31, 2020.
In August 2020, the SEC issued Final Rule Release No. 33-10825, which amends certain disclosure requirements required by Regulation S-K relating to the description of business (Item 101), legal proceedings (Item 103) and risk factors (Item 105). The amendments to Item 101 will, among other things, allow the Company to provide updates regarding the business based on materiality, if it incorporates by reference disclosure from a previous SEC filing. The amendment also requires disclosures regarding the registrant’s human capital resources to the extent such disclosures would be material to an understanding of the registrant’s business. The amendments to Item 103 will, among other things, increase the quantitative threshold for disclosing certain environmental proceedings, and the amendments to Item 105 will, among other things, require a risk factor summary if the risk factors section is longer than 15 pages. The Company is currently evaluating the impact of these modifications, which are effective on November 9, 2020.

NOTE 3: EARNINGS PER SHARE
On the Distribution Date, 866,158,910 shares of the Company’s common stock, par value $0.01 per share, were distributed to UTC shareowners of record as of March 19, 2020. This share amount is utilized for the calculation of basic and diluted earnings per share for all periods presented prior to the Separation and such shares are treated as issued and outstanding for purposes of calculating historical earnings per share. For periods prior to the Separation, it is assumed that there are no dilutive equity instruments as there were no Carrier stock-based awards outstanding prior to the Separation.
Diluted earnings per share is computed by giving effect to all potentially dilutive stock awards that are outstanding. For periods subsequent to the Separation, the computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards, including stock appreciation rights and stock options, when the effect of the potential exercise would be anti-dilutive. The weighted-average number of common shares outstanding for basic and diluted earnings per share for the three and nine months ended September 30, 2020 was based on the weighted-average number of common shares outstanding for the period beginning after the Distribution Date. For the three months ended September 30, 2020 and the period April 3, 2020 through September 30, 2020, the number of stock awards excluded from the computation of diluted earnings per share due to their anti-dilutive effect was approximately 3.2 million.
	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions, except per share amounts; shares in millions)	2020	2019	2020	2019
Net income attributable to common shareowners	$741	$492	$1,098	$1,676

Basic weighted-average number of shares outstanding	866.4	866.2	866.3	866.2
Stock awards and equity units (share equivalent)	15.1	—	9.9	—
Diluted weighted-average number of shares outstanding	881.5	866.2	876.2	866.2

Earnings Per Share
Basic	$0.86	$0.57	$1.27	$1.94
Diluted	$0.84	$0.57	$1.25	$1.94
NOTE 4: REVENUE RECOGNITION
Contract Assets and Liabilities. Total contract assets and liabilities are as follows:
(dollars in millions)	September 30, 2020	December 31, 2019
Contract assets, current	$753	$622
Contract assets, non-current (included within Other assets)	75	57
Total contract assets	828	679
Contract liabilities, current	(495)	(443)
Contract liabilities, non-current (included within Other long-term liabilities)	(166)	(168)
Total contract liabilities	(661)	(611)
Net contract assets	$167	$68
Contract assets increased $149 million for the nine months ended September 30, 2020, primarily due to the timing of billings on customer contracts and contract completions. Contract liabilities increased $50 million for the nine months ended September 30, 2020, primarily due to customer billings in excess of revenue earned.
For the three months ended September 30, 2020 and 2019, we recognized revenue of $55 million and $53 million, respectively, and for the nine months ended September 30, 2020 and 2019, we recognized revenue of $288 million and $301 million, respectively, that was related to contract liabilities as of January 1, 2020 and 2019, respectively.

Remaining Performance Obligations (“RPO”). As of September 30, 2020, our total RPO was approximately $5.6 billion compared with $4.7 billion as of December 31, 2019. Of the total RPO as of September 30, 2020, we expect that approximately 73% will be recognized as sales over the next 12 months.
See Note 19 – Segment Financial Data which provides incremental disclosures required by Accounting Standard Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers.
NOTE 5: RELATED PARTIES
Equity Method Investments
Carrier sells products to and purchases products from unconsolidated entities accounted for under the equity method and, therefore, these entities are considered related parties. During the three months ended September 30, 2020 and 2019, Product sales in the Unaudited Condensed Consolidated Statement of Operations included sales to equity method investees of $576 million and $498 million, respectively. During the three months ended September 30, 2020 and 2019, Cost of products sold in the Unaudited Condensed Consolidated Statement of Operations included purchases from equity method investees of $70 million and $96 million, respectively.
During the nine months ended September 30, 2020 and 2019, Product sales in the Unaudited Condensed Consolidated Statement of Operations included sales to equity method investees of $1.4 billion and $1.4 billion, respectively. During the nine months ended September 30, 2020 and 2019, Cost of products sold in the Unaudited Condensed Consolidated Statement of Operations included purchases from equity method investees of $213 million and $274 million, respectively.
Carrier had receivables from equity method investees of $213 million and $137 million at September 30, 2020 and December 31, 2019, respectively. Carrier also had payables to equity method investees of $40 million and $55 million at September 30, 2020 and December 31, 2019, respectively. The receivables and payables are included in Accounts receivable, net and Accounts payable on the Unaudited Condensed Consolidated Balance Sheet.
The Company periodically reviews the carrying value of its equity method investments to determine if there has been an other-than-temporary decline in fair value. A variety of factors are considered when determining if a decline in carrying value is other-than-temporary, including, among other factors, the financial condition and business prospects of the investee, as well as the Company's intent with regard to the investment. During the three months ended March 31, 2020, we determined that indicators of impairment existed for a minority owned joint venture investment in the portfolio. We performed a valuation of this investment, which was based on the income approach using the discounted cash flow method. We determined that the loss in value was other-than-temporary due to a reduction in sales and earnings that were driven by a deterioration in the oil and gas industry (the joint venture's primary market) and by the impact of the COVID-19 pandemic, among other factors. As a result, we recorded a non-cash, other-than-temporary impairment charge of $71 million on this investment during the three months ended March 31, 2020 which is included in Other income (expense), net on the accompanying Unaudited Condensed Consolidated Statement of Operations.
In September 2020, the Company sold 9.25 million B shares of Beijer Ref AB (“Beijer”) for SEK290 ($32.38) per share equal to approximately 7.9% of the outstanding B shares in Beijer, through an accelerated equity offering. We received proceeds of approximately $300 million and recognized a pre-tax gain on the sale of $252 million included in Other income (expense), net on the accompanying Unaudited Condensed Consolidated Statement of Operations. Following the sale, Beijer, which is listed on the Nasdaq Stockholm, continues to be reported as an equity method investment with Carrier continuing to hold approximately 30% of Beijer's B shares, approximately 22% of Beijer's A shares and approximately 26% of the Beijer total votes.
Related Party with UTC
Prior to the Separation, Carrier had been managed and operated in the normal course of business with other affiliates of UTC. Accordingly, certain shared costs were allocated to the Company and are reflected as expenses in the Unaudited Condensed Consolidated Financial Statements.

Related Party Sales. During the periods prior to the Separation, the Company sold products and services to UTC and its other affiliates. Product sales in the Unaudited Condensed Consolidated Statement of Operations include sales to UTC and affiliates of UTC other than Carrier of $0 million and $6 million for the three months ended September 30, 2020 and 2019, respectively, and $3 million and $18 million for the nine months ended September 30, 2020 and 2019, respectively.
Allocated Centralized Costs. Prior to the Separation, UTC incurred corporate costs for services provided to Carrier and to other UTC businesses. These services included treasury, tax, accounting, human resources, internal audit, legal, purchasing and information technology. The costs associated with these services generally included all payroll and benefit costs as well as related overhead costs. UTC also allocated costs associated with corporate insurance coverage and medical, pension, post-retirement and other health plan costs for employees participating in UTC sponsored plans. UTC corporate costs were either specifically attributed and charged to Carrier, when possible, or allocated to the Company. Allocations were based on direct usage where identifiable and on a number of other utilization measures including headcount, proportionate usage and net sales. All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in UTC Net investment.
The allocated centralized costs for the three months ended September 30, 2020 and 2019 were $0 million and $62 million, respectively, and for the nine months ended September 30, 2020 and 2019 were $43 million and $178 million, respectively, and are primarily included in Selling, general and administrative in the Unaudited Condensed Consolidated Statement of Operations.
The expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided to or for the benefit of the Company prior to the Separation. The amounts that would have been, or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, differences in management approach, a need for more or fewer employees, or other factors. In addition, the Company's future results of operations, financial position and cash flows could differ materially from the historical results presented herein.
Separation Costs. In connection with the Separation, we have incurred separation-related costs of approximately $24 million and $92 million for the three and nine months ended September 30, 2020, respectively, and $13 million and $13 million for the three and nine months ended September 30, 2019, respectively, primarily recorded in Selling, general and administrative in the Unaudited Condensed Consolidated Statement of Operations, which primarily consist of employee-related costs, costs to establish certain stand-alone functions and information technology systems, professional service fees and other transaction-related costs resulting from Carrier becoming an independent, publicly traded company.
Cash Management and Financing. Prior to the Separation, the Company participated in UTC’s centralized cash management and financing programs. Cash receipts and disbursements were executed through centralized systems, which were operated by UTC. As cash was received and disbursed by UTC, it was accounted for by the Company through UTC Net investment. The majority of external debt was financed by UTC, and financing decisions for wholly and majority owned subsidiaries were determined by UTC. See Note 1 – Description of the Business for additional information. The Company’s cash that was excluded from UTC's centralized cash management and financing programs is classified as Cash and cash equivalents in the Unaudited Condensed Consolidated Balance Sheet as of December 31, 2019.
During the nine months ended September 30, 2020, net assets of $780 million were contributed to the Company by UTC which primarily consisted of cash of $590 million, deferred tax assets and liabilities and fixed assets. These contributions of net assets are recorded as Net transfers from UTC on the Unaudited Condensed Consolidated Statement of Changes in Equity through UTC Net investment.
Accounts Receivable and Payable. Certain related party transactions between the Company and UTC were included within UTC Net investment in the Unaudited Condensed Consolidated Balance Sheet as of December 31, 2019 when the related party transactions were not settled in cash. As of December 31, 2019, the UTC Net investment includes related party receivables due from UTC and its affiliates of $16.0 billion and related party payables due to UTC and its affiliates of $3.3 billion. At the Distribution Date, UTC Net investment was reclassified to Common stock and Additional paid-in capital.

Prior to the Separation, interest income and expense related to activity with UTC that was historically included in Carrier’s results is presented on a net basis in the Unaudited Condensed Consolidated Statement of Operations. For the three and nine months ended September 30, 2019, there was $21 million and $70 million, respectively, of interest income from activity with UTC. For the three and nine months ended September 30, 2019, there was $12 million and $44 million, respectively, of interest expense from activity with UTC. The effect of the settlement of these related party transactions is included in financing activity in the Unaudited Condensed Consolidated Statement of Cash Flows. There was no interest income or expense from activity with UTC for the three and nine months ended September 30, 2020.
Additionally, certain transactions between Carrier and its subsidiaries, and UTC and its affiliates, were cash-settled prior to the Separation and are reflected in Accounts receivable, net and Accounts payable in the Unaudited Condensed Consolidated Balance Sheet as of December 31, 2019 in the amounts of $6 million and $4 million, respectively. As of September 30, 2020, there were no outstanding Accounts receivable, net or Accounts payable with UTC.
NOTE 6: ACCOUNTS RECEIVABLE, NET
The Company is exposed to credit losses primarily through the sale of products and services to commercial customers, which are recorded as Trade receivables. We evaluate a customer’s ability to pay by assessing creditworthiness, historical experience and current business and economic conditions. We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We evaluate the reasonableness of the allowance for credit losses on a quarterly basis or when events and circumstances warrant. In addition to credit quality indicators, the other factors we consider in our evaluation of collectability include the underlying value of any collateral or security interests, past due balances, historical losses, existing economic conditions, and country and political risk. In certain circumstances, we may require collateral or prepayment to mitigate credit risk.
We determine receivables are impaired when, based on historical experience, current information and events and a reasonable forecast period, we may be unable to collect amounts due according to the contractual terms of an agreement. Estimated credit losses are written off in the period in which it is determined that an account receivable is no longer collectible.
Accounts receivable, net consisted of the following:
(dollars in millions)	September 30, 2020	December 31, 2019
Trade receivables	$2,578	$2,444
Receivables from affiliates	213	143
Other receivables	169	184
Accounts receivable	2,960	2,771
Less: Allowance for expected credit losses	(88)	(45)
Accounts receivable, net	$2,872	$2,726
The changes in the allowance for expected credit losses related to Accounts receivable, net are as follows:
(dollars in millions)
Balance as of January 1, 2020	$45
Provision for expected credit losses	38
Write-offs charged against the allowance for expected credit losses	(2)
Other (including impact of adoption of ASU 2016-13)	7
Balance as of September 30, 2020	$88

NOTE 7: INVENTORIES, NET
(dollars in millions)	September 30, 2020	December 31, 2019
Raw materials	$248	$290
Work-in-process	148	120
Finished goods	1,185	922
Inventories, net	$1,581	$1,332
Raw materials, work-in-process and finished goods are net of valuation reserves of $180 million and $152 million as of September 30, 2020 and December 31, 2019, respectively.
NOTE 8: FIXED ASSETS, NET
Fixed assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives.
(dollars in millions)	Estimated Useful Lives (Years)	September 30, 2020	December 31, 2019
Land		$112	$113
Buildings and improvements	40	1,129	1,138
Machinery, tools and equipment	3 to 25	2,047	1,924
Rental assets	3 to 12	404	395
Other, including assets under construction		187	188
Fixed assets, gross		3,879	3,758
Accumulated depreciation		(2,203)	(2,095)
Fixed assets, net		$1,676	$1,663
Depreciation expense was $56 million and $54 million for the three months ended September 30, 2020 and 2019, respectively, and $165 million and $163 million for the nine months ended September 30, 2020 and 2019, respectively.
NOTE 9: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. There were no significant acquisitions or divestitures during the three and nine months ended September 30, 2020 and 2019.
Goodwill. The changes in the carrying amount of goodwill are as follows:
(dollars in millions)	HVAC	Refrigeration	Fire & Security	Total
Balance as of January 1, 2020	$5,351	$1,228	$3,305	$9,884
Foreign currency translation	2	5	15	22
Balance as of September 30, 2020	$5,353	$1,233	$3,320	$9,906
Intangible Assets, net. Identifiable intangible assets are comprised of the following:
	September 30, 2020		December 31, 2019
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Customer relationships	$1,506	$(1,223)	$1,479	$(1,154)
Patents and trademarks	293	(213)	287	(201)
Monitoring lines	67	(55)	67	(52)
Service portfolios and other	636	(528)	629	(506)
	2,502	(2,019)	2,462	(1,913)
Unamortized:
Trademarks and other	541	—	534	—
Intangible assets, net	$3,043	$(2,019)	$2,996	$(1,913)

Amortization of Intangible assets was $26 million and $30 million for the three months ended September 30, 2020 and 2019, respectively, and $76 million and $88 million for the nine months ended September 30, 2020 and 2019, respectively.
Annual Impairment Assessment. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or when a triggering event occurs that indicates the fair value of the reporting unit or asset may have decreased below the carrying value. The impairment assessment compares the estimated fair value of each reporting unit or indefinite-lived trademark to its associated carrying value. If the carrying value of the reporting unit or trademark exceeds its estimated fair value, then we record an impairment based on the difference between fair value and carrying value. In the case of a reporting unit, an impairment would not exceed the associated carrying value of goodwill. We performed our annual impairment assessment test of goodwill and indefinite-lived trademarks as of July 1, 2020.
As part of our annual impairment testing we considered the impact of the adverse effects of the COVID-19 pandemic on the global economy and our business. To this end, we performed a quantitative impairment assessment that measured the fair value of each reporting unit to its associated carrying value to determine whether it was necessary to recognize a goodwill impairment. Estimating the fair value of individual reporting units and trademarks requires us to make assumptions and estimates regarding our future plans, as well as industry, economic and regulatory conditions, which were updated in performing the impairment assessment.
For all reporting units, the fair value of goodwill exceeded the carrying value, resulting in no goodwill impairment. However, for one reporting unit, with goodwill of $917 million, the excess of fair value over the carrying value was approximately 13%. For this reporting unit, a 100 basis point increase in the discount rate used in the financial forecast would result in an impairment of approximately $84 million. The estimated fair value of the reporting unit would be negatively impacted if future economic conditions are worse than our financial forecast and assumptions or there are substantial reductions in our end markets and volume assumptions relative to our financial forecast.
Based upon the quantitative assessment performed, the fair value of indefinite lived trademarks was determined to exceed the carrying value, resulting in no impairment.
NOTE 10: BORROWINGS AND LINES OF CREDIT
On February 10, 2020, we entered into a revolving credit agreement with various banks permitting aggregate borrowings of up to $2.0 billion pursuant to an unsecured, unsubordinated revolving credit facility that matures on April 3, 2025 (the “revolving credit facility”). The revolving credit facility supports our commercial paper program and cash requirements. A commitment fee of 0.125% is charged on the unused commitments. Borrowings under the revolving credit facility are available in U.S. Dollars, Euros and Pounds Sterling and bear interest at a variable interest rate based on LIBOR plus a ratings-based margin, which was 125 basis points as of September 30, 2020. As of September 30, 2020, there were no borrowings under the revolving credit facility.
On February 10, 2020, we entered into a $1.75 billion term loan credit agreement that provides an unsecured, unsubordinated term loan credit facility which matures on February 10, 2023 (the “term loan credit facility”, and together with the revolving credit facility, the “credit facilities”).
On February 27, 2020, Carrier issued $9.25 billion of unsecured, unsubordinated long-term notes in six series with maturity dates ranging from 2023 through 2050. The notes were issued pursuant to an indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.
On March 27, 2020, Carrier drew $1.75 billion on the term loan credit facility. The proceeds from the notes and the term loan credit facility were used to distribute $10.9 billion to UTC in connection with the Separation.
The revolving credit facility, term loan credit facility and indenture contain affirmative and negative covenants customary for financings of this type, that among other things, limit Carrier and its subsidiaries' ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. On June 2, 2020, the Company entered into amendments to both the revolving credit facility and the term loan credit facility. Pursuant to the amendments, certain terms of the revolving credit facility and the term loan credit facility were amended for a period beginning on June 2, 2020 and ending on December 30, 2021 (the “Covenant Modification Period”). The Company may terminate the Covenant Modification Period prior to December 30, 2021, subject to the satisfaction of certain conditions. The amendments defer testing of our consolidated total net leverage ratio financial covenant until June 30, 2021 and increase the consolidated total net leverage ratio limit until December 31, 2021. The amendments also require us to maintain liquidity at a certain level until the earlier of (1) June 29, 2021 and (2) the last day of the Covenant Modification Period. Additionally, during the Covenant Modification Period, the Company is subject to (a) limitations on the incurrence of subsidiary indebtedness, (b) limitations on the making of restricted payments, including purchases by the Company of its ordinary shares and the amount of dividends the Company may pay, and (c) a “most favored nations” provision related to certain terms of any committed credit facility in an amount greater than $100 million. As of September 30, 2020, we were compliant with our covenants under the agreements governing our outstanding indebtedness.
On June 19, 2020, we issued $750 million of unsecured, unsubordinated 2.700% Notes due 2031. These notes rank equally with our existing unsecured, unsubordinated obligations. The net proceeds from the sale of the notes, which further enhance our liquidity and financial flexibility during the ongoing COVID-19 pandemic, are being used for general corporate purposes.
As of September 30, 2020, we have a $2.0 billion unsecured, unsubordinated commercial paper program which we plan to use for general corporate purposes, including the funding of working capital and potential acquisitions. As of September 30, 2020, there were no borrowings outstanding under the commercial paper program.
Long-term debt, all of which was issued during the nine months ended September 30, 2020 except for Other long-term debt, consisted of the following:
(dollars in millions)
Debt Description	Interest Rate	September 30, 2020	December 31, 2019
3-Year Term Loan Credit Facility due February 10, 2023	1.275%[1]	$1,750[2]	$—
1.923% Notes due February 15, 2023	1.923%	500[2]	—
2.242% Notes due February 15, 2025	2.242%	2,000[2]	—
2.493% Notes due February 15, 2027	2.493%	1,250[2]	—
2.722% Notes due February 15, 2030	2.722%	2,000[2]	—
2.700% Notes due February 15, 2031	2.700%	750	—
3.377% Notes due April 5, 2040	3.377%	1,500[2]	—
3.577% Notes due April 5, 2050	3.577%	2,000[2]	—
Other (including project financing obligations and finance leases)		309	319
Total principal long-term debt		12,059	319
Other (discounts and debt issuance costs)		(85)	—
Total debt		11,974	319
Less: current portion of long-term debt		223	237
Long-term debt, net of current portion		$11,751	$82
1	The interest rate on the term loan as of September 30, 2020 was 1.275% which is a variable rate based on one-month LIBOR plus 112.5 basis points.
2	The net proceeds of the financing arrangements were used to distribute cash to UTC.
We issued $102 million and $106 million of debt during the nine months ended September 30, 2020 and 2019, respectively, relating to project financing arrangements. Long-term debt repayments during the nine months ended September 30, 2020 and 2019 were $124 million and $98 million, respectively, relating to project financing arrangements.
Scheduled maturities of long-term debt, excluding amortization of discount, are as follows:
(dollars in millions)
2020	$223
2021	$45
2022	$40
2023	$2,251
2024	$—
Thereafter	$9,500

The average maturity of our long-term debt as of September 30, 2020 is approximately 12 years and the weighted-average interest rate on our total borrowings for the three months ended September 30, 2020 is approximately 2.7%. Interest expense associated with long-term debt for the three and nine months ended September 30, 2020 was $90 million and $213 million, respectively. Included in Interest expense, net on the accompanying Unaudited Condensed Consolidated Statement of Operations is amortization of debt issuance costs of $2 million and $5 million, respectively, for the three and nine months ended September 30, 2020. Also included in Interest expense, net for the nine months ended September 30, 2020 are debt issuance costs of $5 million that were expensed in the three months ended March 31, 2020. Included in Accrued liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet was accrued interest of $127 million as of September 30, 2020.
NOTE 11: EMPLOYEE BENEFIT PLANS
Pension Plans. The Company sponsors both funded and unfunded domestic and international defined benefit pension and other post-retirement benefit plans, and defined contribution plans. Additionally, the Company contributes to various domestic and international multi-employer defined benefit pension and other post-retirement benefit plans.
Contributions to the plans were as follows:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Defined benefit plans	$1	$2	$29	$29
Defined contribution plans	$23	$22	$78	$71
Multi-employer pension plans	$5	$5	$15	$15
The following table illustrates the components of net periodic pension benefits for our defined benefit pension and post-retirement benefit plans:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Service cost	$7	$7	$22	$23
Interest cost	13	17	39	50
Expected return on plan assets	(35)	(37)	(104)	(115)
Amortization of prior service credit	1	—	2	1
Recognized actuarial net loss	5	2	15	7
Net settlement, curtailment and special termination benefit loss	—	—	1	1
Net periodic pension benefit	$(9)	$(11)	$(25)	$(33)
UTC Sponsored Defined Benefit Plans. Defined benefit pension and post-retirement benefit plans sponsored by UTC have been accounted for as multi-employer plans in the Unaudited Condensed Consolidated Financial Statements, in accordance with ASC Topic 715-30 – Defined Benefit Plans – Pension and ASC Topic 715-60 – Defined Benefit Plans – Other Post-retirement. ASC Topic 715 – Compensation-Retirement Benefits, provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. Therefore, no assets or liabilities related to these plans have been included in the Unaudited Condensed Consolidated Balance Sheet.

The expenses associated with these UTC plans were allocated to the Company and reported in Cost of products sold, Cost of services sold, Selling, general and administrative and Non-service pension benefit on the accompanying Unaudited Condensed Consolidated Statement of Operations. The Company's participation in these defined benefit pension and post-retirement benefits plans sponsored by UTC has concluded in conjunction with the Separation. The pension and post-retirement expense and benefits were as follows:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Service cost	$—	$4	$—	$13
Non-service pension benefit	—	(20)	(2)	(59)
Total net periodic benefit	$—	$(16)	$(2)	$(46)
NOTE 12: STOCK-BASED COMPENSATION
Stock-Based Compensation. Prior to the Separation and Distribution, Carrier participated in UTC’s long-term incentive plans (“LTIP”) which authorized various types of market and performance-based incentive awards, including stock options, stock appreciation rights, performance share units and restricted stock units, which were granted to eligible Carrier officers and employees. All awards granted under the UTC LTIP related to UTC common shares.
As a result of the Separation and Distribution, outstanding and vested awards granted to employees under UTC's LTIP were generally converted into Carrier, Otis and UTC stock-based awards. Unvested awards held by Carrier employees and former employees were converted to Carrier stock-based awards. The ratio used to convert the UTC LTIP awards was intended to preserve the aggregate intrinsic value of each award immediately after the Separation and the Distribution when compared to the aggregate intrinsic value immediately prior to the Separation and the Distribution. All performance share units outstanding on the Distribution Date were converted to restricted stock units using payout metrics based on a combination of actual performance through the Distribution Date and the target for the remainder of the performance period. Subsequent to and due to the conversion, we expect to incur $14 million of incremental stock-based compensation expense to be recognized over the awards' remaining 1.5 year vesting period.
Under Carrier's LTIP, the exercise price of awards, if any, is set on the grant date and, on a per share basis, may not be less than the fair market value of Carrier's common stock on that date on a per share basis. Stock appreciation rights and stock options have a term of ten years and a three-year vesting period, subject to limited exceptions. In the event of retirement, stock appreciation rights, stock options and restricted stock units held for more than one year may vest and become exercisable (if applicable), subject to certain terms and conditions. Performance share units vest based on performance relative to pre-established metrics and generally have a minimum three-year vesting period. In the event of retirement, performance share units held for more than one year remain eligible to vest based on actual performance relative to pre-established metrics.
We measure the cost of stock-based compensation, including stock options, at fair value on the grant date net of expected forfeitures and amortize the cost over the awards vesting period. We recognized $21 million and $18 million of stock-based compensation expense for the three months ended September 30, 2020 and 2019 and $56 million and $40 million for the nine months ended September 30, 2020 and 2019, respectively. In addition, we recognized $5 million and $2 million of stock-based compensation expense for cash settled awards for the three months ended September 30, 2020 and 2019, respectively, and $2 million for each of the nine months ended September 30, 2020 and 2019. The stock-based compensation expense for periods prior to March 31, 2020 represent amounts allocated to us from UTC for our direct employees.
At September 30, 2020, there was $107 million of unrecognized stock-based compensation costs related to non-vested awards granted under the Carrier LTIP, which will be recognized ratably over a weighted-average period of 2.2 years.

Carrier LTIP activity for the nine months ended September 30, 2020 was as follows:
	Stock Options and Stock Appreciation Rights		Performance Share Units		Restricted Share Units
(shares and units in thousands)	Shares	Average Price[1]	Units	Average Price[2]	Units	Average Price[2]
Outstanding as of April 3, 2020[3]	36,015	$19.90	68	$21.23	5,622	$21.37
Granted	3,753	$16.62	728	$18.23	443	$18.98
Exercised	(984)	$15.52	—	$—	(116)	$20.42
Forfeited/Cancelled	(509)	$22.73	(22)	$19.25	(108)	$22.25
Outstanding as of September 30, 2020	38,275	$19.66	774	$18.48	5,841	$21.27
1	Weighted-average exercise price
2	Weighted-average grant date fair value
3	Effective date of conversion upon the Separation
The weighted-average fair value of stock appreciation rights granted during the nine months ended September 30, 2020 was $4.36.
The following table summarizes outstanding Carrier LTIP awards that are vested and expected to vest (adjusted for expected forfeitures) and that are exercisable at September 30, 2020:
	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares and units in thousands; aggregate intrinsic value in dollars in thousands)	Awards	Average Price[1]	Aggregate Intrinsic Value	Remaining Life[2]	Awards	Average Price[1]	Aggregate Intrinsic Value	Remaining Life[2]
Stock Options/ Stock Appreciation Rights	36,868	$19.61	$403,105	6.7	16,173	$16.97	$219,447	4.2
Performance Share Units/ Restricted Stock Units	6,291	$20.96	$192,116	1.8
1	Weighted-average exercise price per share
2
Weighted-average remaining contractual term in years for stock options and stock appreciation rights; weighted-average remaining vesting period in years for performance share units and restricted stock units

The fair value of stock appreciation rights is estimated on the date of grant using a binomial model. The following assumptions were used in the binomial model for the nine months ended September 30, 2020:
For the Nine Months Ended September 30, 2020
Volatility	35.6%
Expected life (in years)	7.0
Expected dividend yield	2.0%
Range of risk-free rate	0.1% - 1.0%
Carrier has limited historical trading data and used peer group data to estimate expected volatility. Carrier used historical Carrier employee data, including data prior to the Separation, to estimate expected life. The expected dividend yield is consistent with Carrier's dividend policy on an annualized basis. The risk-free rate is based on the term structure of interest rates at the time of award grant.

NOTE 13: ACCUMULATED OTHER COMPREHENSIVE LOSS
A summary of the changes in each component of Accumulated other comprehensive loss, net of tax for the three and nine months ended September 30, 2020 and 2019 is as follows:
(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Post- retirement Plans	Accumulated Other Comprehensive Loss
Three Months Ended September 30, 2020
Balance as of June 30, 2020	$(1,018)	$(461)	$(1,479)
Other comprehensive income before reclassifications, net	302	—	302
Amounts reclassified, pre-tax	—	6	6
Tax expense reclassified	—	(1)	(1)
Balance as of September 30, 2020	$(716)	$(456)	$(1,172)
Nine Months Ended September 30, 2020
Balance as of January 1, 2020	$(780)	$(473)	$(1,253)
Other comprehensive income before reclassifications, net	64	2	66
Amounts reclassified, pre-tax	—	18	18
Tax benefit reclassified	—	(3)	(3)
Balance as of September 30, 2020	$(716)	$(456)	$(1,172)
(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Post- retirement Plans	Accumulated Other Comprehensive Loss
Three Months Ended September 30, 2019
Balance as of June 30, 2019	$(821)	$(381)	$(1,202)
Other comprehensive loss before reclassifications, net	(274)	—	(274)
Amounts reclassified, pre-tax	—	2	2
Balance as of September 30, 2019	$(1,095)	$(379)	$(1,474)
Nine Months Ended September 30, 2019
Balance as of January 1, 2019	$(834)	$(381)	$(1,215)
Other comprehensive (loss) income before reclassifications, net	(261)	2	(259)
Amounts reclassified, pre-tax	—	9	9
ASU 2018-02 adoption impact	—	(9)	(9)
Balance as of September 30, 2019	$(1,095)	$(379)	$(1,474)
Amounts reclassified related to defined benefit pension and post-retirement plans include amortization of prior service costs and recognized actuarial net losses. These costs are recorded as components of net periodic pension cost for each period presented (see Note 11 – Employee Benefit Plans for additional details).
NOTE 14: INCOME TAXES
The effective tax rate for the three and nine months ended September 30, 2020 was 25.9% and 33.4%, respectively, compared with 25.8% and 18.3%, respectively, for the three and nine months ended September 30, 2019.
The increase in the effective tax rate for the three months ended September 30, 2020 is primarily due to the absence of a net tax reduction resulting from separation-related activities impacting non-U.S. deferred taxes, partially offset by a tax reduction for the 2020 tax year from the finalization of the U.S. Treasury Global Intangible Low-Taxed Income (“GILTI”) High Tax Exclusion (“HTE”) regulations.
The increase in the effective tax rate for the nine months ended September 30, 2020 is primarily due to the absence of a prior year combined tax benefit of $149 million resulting from the filing by a Carrier subsidiary to participate in an amnesty program offered by the Italian Tax Authority and the conclusion of an audit by the Internal Revenue Service (the “IRS”) for UTC's 2014, 2015 and 2016 tax years. In addition, during the current year the Company recognized a $51 million charge related to a valuation allowance recorded against a United Kingdom tax loss and a credit carry forward as a result of activities related to the Separation, and a charge of $46 million resulting from Carrier's decision to no longer permanently reinvest certain pre-2018 unremitted non-U.S. earnings.
The Company assesses the realizability of its deferred tax assets on a quarterly basis through an analysis of potential sources of future taxable income, including prior year taxable income available to absorb a carryback of tax losses, reversals of existing taxable temporary differences, tax planning strategies and forecasts of taxable income. The Company considers all negative and positive evidence, including the weight of the evidence, to determine if valuation allowances against deferred tax assets are required. The Company maintains valuation allowances against certain non-U.S. deferred tax assets. We will continue to evaluate the impact that the COVID-19 pandemic and other economic impacts may have on the future realizability of a portion of the remaining deferred tax assets.
Carrier conducts business globally and, as a result, files income tax returns in U.S. federal and various state and foreign jurisdictions. In certain jurisdictions, Carrier's operations were included in UTC's combined tax returns for the periods through the Separation. The IRS commenced an audit of UTC's tax years 2017 and 2018 in the second quarter of 2020. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including Australia, Belgium, Canada, China, Czech Republic, France, Germany, Hong Kong, India, Italy, Mexico, Netherlands, Singapore, the United Kingdom and the United States. Carrier is no longer subject to U.S. federal income tax examination for years prior to 2017 and, with few exceptions, is no longer subject to state and local and foreign income tax examinations for tax years before 2010.
Income taxes through March 31, 2020 were recorded based on a “carve-out” and separate company basis. Prior to the Separation, the Company’s portion of income taxes for domestic and certain foreign jurisdictions were deemed settled in the period the related tax expense was recorded. After the Separation, the Company’s income taxes are prepared on a stand-alone basis.
The Company reduced its forecasted annualized effective tax rate in the three months ended September 30, 2020 partially due to the impact of applying the election of the HTE regulations to the 2020 tax year results. The HTE regulation also permitted a company to elect to apply the regulations retroactively to the years 2018 and 2019. In accordance with the TMA, if the HTE election were made by an amended return by the Company for 2018 and 2019, UTC would be entitled to any federal tax benefit. The Company on a stand-alone basis did not record a benefit from the HTE regulation associated with the years 2018 and 2019 and the amount would not have been material to the Condensed Consolidated Statement of Operations.
Pursuant to the TMA, Carrier is required to make payments to UTC representing Carrier's portion of UTC's remaining net tax liability attributable to U.S. income tax on previously undistributed earnings of Carrier's international subsidiaries resulting from the passage of the Tax Cuts and Jobs Act of 2017 (the “TCJA”). The balances computed on a separate company basis of approximately $68 million recorded within Accrued liabilities and $701 million recorded within Future income tax obligations were adjusted through UTC Net investment upon the Separation, resulting in a future stand-alone obligation of $453 million recorded within Other long-term liabilities and $6 million within Accrued liabilities. This obligation is expected to be settled in six annual installments, beginning April 15, 2021.
After the Separation, Carrier is entitled to unrecognized tax benefits to the extent the item relates exclusively to Carrier in accordance with the TMA. The change from a separate company to stand-alone basis resulted in a decrease of $37 million to Future income tax obligations and $27 million to Future income tax benefits, both of which were recorded through UTC Net investment subsequent to the Separation.
In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. The Company believes that it is reasonably possible that a net decrease in unrecognized tax benefits of up to $15 million may occur within 12 months as a result of additional worldwide uncertain tax positions, the revaluation of uncertain tax positions arising from examinations, appeals, court decisions or the closure of tax statutes and the Separation.

NOTE 15: RESTRUCTURING COSTS
During the three and nine months ended September 30, 2020 and 2019, we recorded net pre-tax restructuring costs for new and ongoing restructuring actions as follows:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
HVAC	$—	$12	$3	$47
Refrigeration	(1)	7	2	14
Fire & Security	4	14	13	35
Eliminations and other	—	1	1	1
Total restructuring costs	$3	$34	$19	$97
Restructuring charges incurred during the nine months ended September 30, 2020 and 2019 primarily relate to actions initiated during 2020 and 2019, and were recorded as follows:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Cost of sales	$(1)	$14	$5	$27
Selling, general and administrative	4	20	14	70
Total restructuring costs	$3	$34	$19	$97
2020 Actions. During the nine months ended September 30, 2020, we recorded net pre-tax restructuring costs of $18 million for restructuring actions initiated in 2020, consisting of $7 million in Cost of products sold and Cost of services sold and $11 million in Selling, general and administrative. The 2020 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. We are targeting to complete the majority of the remaining actions in 2021.
The following table summarizes the accrual balance and utilization for the 2020 restructuring actions:
(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
For the Three Months Ended September 30, 2020
Restructuring accrual as of June 30, 2020	$8	$1	$9
Net pre-tax restructuring costs	5	—	5
Utilization, foreign exchange and other costs	(4)	—	(4)
Balance as of September 30, 2020	$9	$1	$10

For the Nine Months Ended September 30, 2020
Restructuring accrual as of January 1, 2020	$—	$—	$—
Net pre-tax restructuring costs	17	1	18
Utilization, foreign exchange and other costs	(8)	—	(8)
Balance as of September 30, 2020	$9	$1	$10
The following table summarizes expected, incurred and remaining costs for the 2020 restructuring actions by segment:
(dollars in millions)	Expected Costs	Costs Incurred - Three Months Ended March 31, 2020	Costs Incurred - Three Months Ended June 30, 2020	Costs Incurred - Three Months Ended September 30, 2020	Remaining Costs at September 30, 2020
HVAC	$5	$(1)	$(2)	$(1)	$1
Refrigeration	3	—	(3)	—	—
Fire & Security	13	(1)	(5)	(4)	3
Eliminations and other	1	—	(1)	—	—
Total	$22	$(2)	$(11)	$(5)	$4

2019 Actions. During the nine months ended September 30, 2020 and 2019, we recorded net pre-tax restructuring costs totaling $3 million and $82 million, respectively, for restructuring actions initiated in 2019, consisting of $0 million and $20 million in Cost of products sold and Cost of services sold and $3 million and $62 million in Selling, general and administrative, respectively. The 2019 actions relate to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. The following table summarizes the accrual balances and utilization for the 2019 restructuring actions:
(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
For the Three Months Ended September 30, 2020
Restructuring accrual as of June 30, 2020	$27	$—	$27
Net pre-tax restructuring costs	—	—	—
Utilization, foreign exchange and other costs	(5)	—	(5)
Balance as of September 30, 2020	$22	$—	$22

For the Nine Months Ended September 30, 2020
Restructuring accrual as of January 1, 2020	$43	$1	$44
Net pre-tax restructuring costs	3	—	3
Utilization, foreign exchange and other costs	(24)	(1)	(25)
Balance as of September 30, 2020	22	$—	$22
The following table summarizes expected, incurred and remaining costs for the 2019 restructuring actions by segment:
(dollars in millions)	Expected Costs	Costs Incurred in 2019	Costs Incurred - Three Months Ended March 31, 2020	Costs Incurred - Three Months Ended June 30, 2020	Costs Incurred - Three Months Ended September 30, 2020	Remaining Costs at September 30, 2020
HVAC	$53	$(51)	$(1)	$2	$(1)	$2
Refrigeration	16	(14)	—	(1)	1	2
Fire & Security	49	(43)	(2)	(1)	—	3
Eliminations and other	2	(2)	—	—	—	—
Total	$120	$(110)	$(3)	$—	$—	$7
2018 and Prior Actions. During the nine months ended September 30, 2020 and 2019, we recorded net pre-tax restructuring costs totaling $(2) million and $16 million, respectively, for restructuring actions initiated in 2018 and prior, consisting of $(1) million and $7 million in Cost of products sold and Cost of services sold, respectively, and $(1) million and $9 million in Selling, general and administrative, respectively. As of September 30, 2020 and 2019, we had approximately $7 million and $28 million, respectively, of accrual balances remaining related to 2018 and prior actions.

NOTE 16: GUARANTEES
The Company provides service and warranty coverage on its products and extends performance and operating cost guarantees beyond normal service and warranty coverage on some of its products. In addition, the Company incurs discretionary costs to service its products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability and are largely estimated based upon historical experience. Adjustments are recorded to accruals based on claims data and historical experience. The changes in the carrying amount of service and product warranties and product performance guarantees, included in Accrued liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet, for the nine months ended September 30, 2020 and 2019 are as follows:
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Balance as of January 1	$488	$473
Warranties, performance guarantees issued and changes in estimated liability	131	133
Settlements made	(111)	(126)
Other	1	(2)
Balance as of September 30	$509	$478
NOTE 17: FAIR VALUE MEASUREMENTS
We invest a portion of our Cash and cash equivalents in money market mutual funds with original maturities of less than three months. We manage foreign currency transaction exposures through operational strategies and the use of foreign currency hedging contracts. In accordance with the provisions of ASC Topic 820 – Fair Value Measurement, the following tables provide the valuation hierarchy classification of assets and liabilities that are recorded at fair value and measured on a recurring basis in our Unaudited Condensed Consolidated Balance Sheet:
September 30, 2020
(dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurement:
Money market mutual funds	$38[1]	$—	$38	$—
Derivative assets	$15[2]	$—	$15	$—
Derivative liabilities	$(33)[3]	$—	$(33)	$—
1	Included in Cash and cash equivalents on the accompanying Unaudited Condensed Consolidated Balance Sheet
2	Included in Other assets, current on the accompanying Unaudited Condensed Consolidated Balance Sheet
3	Included in Accrued liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet
Valuation Techniques. Our derivative assets and liabilities are measured at fair value using internal models based on observable market inputs, such as forward rate, interest rate, contract rate and discount rate.
The following table provides the carrying amounts and fair values of financial instruments that are not recorded at fair value in our Unaudited Condensed Consolidated Balance Sheet:
	September 30, 2020		December 31, 2019
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current and long-term debt (excluding finance leases)	$11,969	$12,531	$313	$313
The following tables provide the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Unaudited Condensed Consolidated Balance Sheet:
September 30, 2020
(dollars in millions)	Total	Level 1	Level 2	Level 3
Current and long-term debt (excluding finance leases)	$12,531	$10,478	$—	$2,053
December 31, 2019
(dollars in millions)	Total	Level 1	Level 2	Level 3
Current and long-term debt (excluding finance leases)	$313	$—	$—	$313

Valuation Techniques. Based on the information available as of September 30, 2020, the fair value of the term loan credit facility was estimated on the basis of the present value of the expected future cash flows contractually due in accordance with the terms of the term loan credit agreement, a Level 3 measurement. The cash flows were discounted using the LIBOR rate at the valuation date based on the terms of the term loan credit agreement and adjusted for any change in credit risk premium. At September 30, 2020, the project financing obligations included in Long-term debt approximate fair value. During the three months ended September 30, 2020 and 2019, there were no transfers in or out of Levels 1, 2 or 3.
The following table presents changes during the nine months ended September 30, 2020 and 2019 in Level 3 liabilities not measured at fair value on a recurring basis:
	For the Nine Months Ended September 30,
(dollars in millions)	2020	2019
Fair value as of January 1	$313	$291
Issuances, including interest on project financing obligations	1,865	118
Settlements	(125)	(98)
Fair value as of September 30	$2,053	$311
NOTE 18: COMMITMENTS AND CONTINGENT LIABILITIES
The Company is unable to predict the final outcome of the following matters based on the information currently available except as otherwise noted. However, the Company does not believe that the resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Environmental. The Company’s operations are subject to environmental regulation by various authorities. We have accrued for the costs of environmental remediation activities, including but not limited to investigatory, remediation, operating and maintenance costs and performance guarantees, and we periodically reassess these amounts. Management believes that the likelihood of incurring losses materially in excess of the amounts accrued is remote. As of September 30, 2020 and December 31, 2019, the outstanding liability for environmental obligations was $233 million and $217 million, respectively, of which $13 million and $14 million, respectively, is included in Accrued liabilities and $220 million and $203 million, respectively, is included in Other long-term liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet.
Legal Proceedings. Asbestos Matters – The Company and its consolidated subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos allegedly integrated into certain Carrier products or business premises. While the Company has never manufactured asbestos and no longer incorporates it into any currently-manufactured products, certain products that Carrier no longer manufactures contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate in any period.
The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts. As of September 30, 2020, the estimated range of liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $250 million to $290 million. Where no amount within a range of estimates is more likely, the minimum is accrued. We have recorded the minimum amount of $250 million and $255 million, which is principally recorded in Other long-term liabilities on the Unaudited Condensed Consolidated Balance Sheet, as of September 30, 2020 and December 31, 2019, respectively. These amounts are undiscounted and exclude the Company’s legal fees to defend the asbestos claims, which are expensed as incurred. In addition, the Company has recorded an insurance recovery receivable for probable asbestos-related recoveries of approximately $104 million and $104 million, which is included primarily in Other assets on the Unaudited Condensed Consolidated Balance Sheet, as of September 30, 2020 and December 31, 2019, respectively.
UTC Equity Awards Conversion Litigation. On August 12, 2020, several former employees of UTC or its subsidiaries filed a putative class action complaint in the United States District Court for the District of

Connecticut against UTC, Carrier, and Otis, the former members of the UTC Board of Directors, and the members of the Carrier and Otis Boards of Directors (Geraud Darnis, et al. v. Raytheon Technologies Corporation, et al.). The complaint challenges the method by which UTC equity awards were converted to UTC, Carrier, and Otis equity awards following the separation of UTC into three independent, publicly traded companies on April 3, 2020. The complaint claims that the defendants are liable for breach of certain equity compensation plans and for breach of fiduciary duty, and also asserts claims under certain provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Carrier believes that the claims against the Company are without merit.
Income Taxes. As described in Note 1 – Description of the Business, under the TMA the Company is responsible to UTC for its share of the TCJA transition tax associated with foreign undistributed earnings as of December 31, 2017. As of September 30, 2020, a liability of $72 million, primarily related to our share of TCJA transition tax associated with foreign undistributed earnings is included within Other long-term liabilities on the accompanying Unaudited Condensed Consolidated Balance Sheet. We believe that the likelihood of incurring losses materially in excess of this amount is remote.
Other. As described in Note 16 – Guarantees, the Company extends performance and operating cost guarantees beyond the normal warranty and service policies for extended periods on some of its products. The Company typically accrues its estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated.
The Company has other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising in the ordinary course of business. The Company accrues for contingencies generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, the Company accrues the minimum amount.
In the ordinary course of business, Carrier is routinely a defendant in, party to or otherwise subject to pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings or instances, claims for substantial monetary damages are asserted against the Company and its subsidiaries and could result in fines, penalties, compensatory or treble damages or non-monetary relief. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
NOTE 19: SEGMENT FINANCIAL DATA
Carrier’s operations are classified into three segments: HVAC, Refrigeration and Fire & Security.
HVAC provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability.
Refrigeration is comprised of transport refrigeration and commercial refrigeration products and solutions. Transport refrigeration products and services include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail.
Fire & Security includes a wide range of residential and building systems products and solutions, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems. Other fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance and repair and monitoring services.

Segment Information. Segment information for the periods presented are as follows:
	Net Sales		Operating Profit
	For the Three Months Ended September 30,		For the Three Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
HVAC	$2,892	$2,602	$839	$404
Refrigeration	876	922	103	125
Fire & Security	1,324	1,402	200	205
Total segment	5,092	4,926	1,142	734
Eliminations and other	(90)	(104)	(31)	(63)
General corporate expenses	—	—	(30)	(42)
Consolidated	$5,002	$4,822	$1,081	$629
	Net Sales		Operating Profit
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
HVAC	$7,142	$7,505	$1,364	$1,242
Refrigeration	2,384	2,839	263	373
Fire & Security	3,587	4,078	426	521
Total segment	13,113	14,422	2,053	2,136
Eliminations and other	(251)	(315)	(122)	(95)
General corporate expenses	—	—	(93)	(107)
Consolidated	$12,862	$14,107	$1,838	$1,934
Geographic External Sales. Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. With the exception of the U.S. presented in the table below, there were no individually significant countries with sales exceeding 10% of total sales during the nine months ended September 30, 2020 and 2019.
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
United States Operations	$2,780	$2,541	$6,983	$7,473
International Operations
Europe	1,307	1,313	3,455	3,906
Asia Pacific	715	729	1,879	2,079
Other	200	239	545	649
Consolidated	$5,002	$4,822	$12,862	$14,107

Products sales and Service sales. Segment sales disaggregated by product and service are as follows:
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in millions)	2020	2019	2020	2019
Sales Type
Product	$2,547	$2,224	$6,180	$6,455
Service	345	378	962	1,050
HVAC sales	2,892	2,602	7,142	7,505
Product	771	823	2,093	2,551
Service	105	99	291	288
Refrigeration sales	876	922	2,384	2,839
Product	965	1,055	2,587	3,011
Service	359	347	1,000	1,067
Fire & Security sales	1,324	1,402	3,587	4,078
Total segment sales	5,092	4,926	13,113	14,422
Eliminations and other	(90)	(104)	(251)	(315)
Consolidated	$5,002	$4,822	$12,862	$14,107
NOTE 20: SUBSEQUENT EVENTS
On October 15, 2020, the Board of Directors declared a dividend of $0.08 per share of common stock payable November 23, 2020 to shareowners of record at the close of business on October 30, 2020.
With respect to the Unaudited Condensed Consolidated Financial Statements of Carrier for the three and nine months ended September 30, 2020 and 2019, PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, its report dated October 29, 2020, appearing below, states that the firm did not audit and does not express an opinion on the Unaudited Condensed Consolidated Financial Statements. PricewaterhouseCoopers has not carried out any significant or additional audit tests beyond those that would have been necessary if their report had not been included. Accordingly, the degree of reliance on its report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended for its report on the Unaudited Condensed Consolidated Financial Statements because that report is not a “report” or a “part” of a registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Act.

CARRIER GLOBAL CORPORATION
EXCHANGE OFFERS FOR
$500,000,000 1.923% NOTES DUE 2023
$2,000,000,000 2.242% NOTES DUE 2025
$1,250,000,000 2.493% NOTES DUE 2027
$2,000,000,000 2.722% NOTES DUE 2030
$750,000,000 2.700% NOTES DUE 2031
$1,500,000,000 3.377% NOTES DUE 2040
$2,000,000,000 3.577% NOTES DUE 2050
FOR
ANY AND ALL OUTSTANDING
$500,000,000 1.923% NOTES DUE 2023
$2,000,000,000 2.242% NOTES DUE 2025
$1,250,000,000 2.493% NOTES DUE 2027
$2,000,000,000 2.722% NOTES DUE 2030
$750,000,000 2.700% NOTES DUE 2031
$1,500,000,000 3.377% NOTES DUE 2040
$2,000,000,000 3.577% NOTES DUE 2050
PROSPECTUS
November 6, 2020